Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take and if you are in the UK, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser duly authorised under the Financial Services and Markets Act 2000. If you are outside the UK, you should immediately consult another appropriately authorised independent professional adviser.

If you have sold or otherwise transferred all of your National Grid Shares, National Grid ADSs or Lattice Shares, you should send this document, together with the accompanying documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through or to whom the sale or transfer was effected, for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

A copy of this document, which comprises listing particulars dated 14 June 2002 relating to National Grid and which has been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act. Copies of this document may be inspected at the Document Viewing Facility, UK Listing Authority, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until completion of the Merger and are also available as set out in section 17 of Part I of this document.

National Grid Group plc

to be renamed

National Grid Transco plc

     Listing Particulars

relating to the admission to the Official List

of up to 1,400,000,000 ordinary shares of 10 pence each

in connection with the recommended merger with

Lattice Group plc

Sponsored by N M Rothschild & Sons Limited

Applications have been made to the UK Listing Authority for the New National Grid Transco Shares to be admitted to the Official List and to the London Stock Exchange for the New National Grid Transco Shares to be admitted to trading on the London Stock Exchange’s market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange’s market for listed securities constitutes admission to official listing on a stock exchange. New National Grid Transco Shares will be issued only to Lattice Shareholders in accordance with the Lattice Scheme. New National Grid Transco Shares will not be made generally available or marketed to the public. It is expected that Admission will become effective and dealings for normal settlement will commence in the New National Grid Transco Shares at 8.00 a.m. on the Lattice Scheme Effective Date.

The New National Grid Transco Shares to be issued pursuant to the Lattice Scheme have not been, and are not required to be, registered under (i) the US Securities Act of 1933, as amended, in reliance on the exemption in section 3(a)(10) thereof or (ii) any US state securities laws. Neither the SEC nor any state securities commission in the US has approved or disapproved of these securities or passed upon the accuracy or adequacy of this document and any representation to the contrary is a criminal offence in the US.

N M Rothschild & Sons Limited is acting exclusively as financial adviser and sponsor to National Grid and for no one else in connection with the Merger and the proposed listing of the New National Grid Transco Shares on the Official List and their admission to trading on the London Stock Exchange’s market for listed securities and will not be responsible to anyone other than National Grid for providing the protections afforded to customers of N M Rothschild & Sons Limited or for providing advice in relation to the Merger, the proposed listing or admission to trading.

J.P. Morgan plc and Cazenove & Co. Ltd are acting as financial advisers to Lattice and for no one else in connection with the Lattice Scheme and the Merger and will not be responsible to anyone other than Lattice for providing the protections afforded to customers of J.P. Morgan plc and Cazenove & Co. Ltd or for providing advice in relation to the Lattice Scheme and the Merger.

REGISTERED AND HEAD OFFICE OF NATIONAL GRID

AND PRINCIPAL ADVISERS

Registered and Head Office of National Grid
15 Marylebone Road
London NW1 5JD

Sponsor and Financial Adviser
N M Rothschild & Sons Limited
New Court, St Swithin’s Lane
London EC4P 4DU

Joint Brokers
Credit Suisse First Boston (Europe) Limited	Merrill Lynch International
One Cabot Square	2 King Edward Street
London E14 4QJ	London EC1A 1HQ

Legal Advisers	Auditors and Reporting Accountants
CMS Cameron McKenna	PricewaterhouseCoopers
Mitre House	1 Embankment Place
160 Aldersgate Street	London WC2N 6RH
London EC1A 4DD

Registrars	Bankers
Lloyds TSB Registrars	Barclays Bank plc
The Causeway	54 Lombard Street
Worthing	London EC3P 3AH
West Sussex BN99 6DA

PRINCIPAL ADVISERS TO LATTICE

Joint Financial Advisers
J.P. Morgan plc	Cazenove & Co. Ltd
125 London Wall	12 Tokenhouse Yard
London EC2Y 5AJ	London EC2R 7AN

Joint Brokers
Hoare Govett Limited	Cazenove & Co. Ltd
250 Bishopsgate	12 Tokenhouse Yard
London EC2M 4AA	London EC2R 7AN

Legal Advisers	Auditors and Reporting Accountants
Linklaters	PricewaterhouseCoopers
One Silk Street	1 Embankment Place
London EC2Y 8HQ	London WC2N 6RH

FORWARD-LOOKING STATEMENTS

This document contains certain statements that are neither reported financial results nor other historic information. These statements are forward-looking statements within the meaning of the safe-harbour provisions of the US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond National Grid or Lattice’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants and the actions of governmental regulators. Other factors that could cause actual results to differ materially from those described in this document include: the ability to integrate Lattice successfully within National Grid Transco or to realise synergies from such integration or the failure to retain key management and other risk factors detailed in National Grid’s reports filed with the SEC or in material furnished to the SEC by National Grid or Lattice. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither National Grid nor Lattice undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document other than as required by law or regulation.

OUTLINE EXPECTED TIMETABLE

All times shown in this document are London times unless otherwise stated

Saturday, 13 July 2002	2.30 p.m.: Latest requested time for receipt of forms of proxy for the Lattice Court Meeting(1)

2.45 p.m.: Latest time for receipt of forms of proxy for the Lattice EGM

6.00 p.m.: Lattice Voting Record Time for the Lattice Court Meeting and the Lattice EGM

Monday, 15 July 2002	2.00 p.m.: Lattice AGM

2.30 p.m.: Lattice Court Meeting(2)

2.45 p.m.: Lattice EGM(3)

Friday, 19 July 2002	3.00 p.m. (New York time): Latest time for receipt of voting instruction cards in respect of National Grid ADSs for the National Grid EGM(4)

Sunday, 21 July 2002	11.30 a.m.: Latest time for receipt of forms of proxy for the National Grid EGM

Tuesday, 23 July 2002	11.00 a.m.: National Grid AGM

11.30 a.m.: National Grid EGM(5)

Autumn 2002	Lattice hearing date: Court hearing of the petition to sanction the Lattice Scheme(6)

Autumn 2002	Lattice Scheme Record Time, being 6.00 p.m. on the last business day before the Lattice Scheme Effective Date, which will be the last day of dealings in Lattice Shares(6)

Autumn 2002	Lattice Scheme Effective Date and completion of the Merger:(6)

– by 8.00 a.m.: National Grid renamed National Grid Transco

– 8.00 a.m.: Dealings in New National Grid Transco Shares commence on the London Stock Exchange

– 8.00 a.m.: Crediting of New National Grid Transco Shares to CREST accounts

Autumn 2002	Despatch of New National Grid Transco Share certificates no later than 14 days after the Lattice Scheme Effective Date(6)
Notes:
(1)	If the form of proxy for the Lattice Court Meeting is not returned by this time, it may be handed to the chairman of the Lattice Court Meeting before the start of the meeting and will still be valid.
(2)	To commence at 2.30 p.m., or, if later, immediately after the conclusion or adjournment of the Lattice AGM.
(3)	To commence at 2.45 p.m., or, if later, immediately after the conclusion or adjournment of the Lattice Court Meeting.
(4)	If you hold your National Grid ADSs through a bank, broker or other financial institution, you should consult with that institution to determine the deadline by which your voting instructions must be returned.
(5)	To commence at 11.30 a.m., or, if later, immediately after the conclusion or adjournment of the National Grid AGM.
(6)	The actual dates for these events will be set by reference to the date on which the final regulatory condition to the Merger is satisfied or waived and upon agreement with the Court. Following satisfaction or waiver of the final regulatory condition to the Merger, the dates will be notified to National Grid Shareholders and Lattice Shareholders by announcement via the Regulatory News Service of the London Stock Exchange.

PART I

INFORMATION ON THE MERGER AND NATIONAL GRID TRANSCO

1.	Introduction

On 22 April 2002, the directors of National Grid and Lattice announced that they had unanimously agreed the terms of a recommended merger of equals to create a leading international energy delivery company with a combined market capitalisation of approximately £15.1 billion (based on the National Grid Closing Price and the Lattice Closing Price). Upon completion of the Merger, National Grid, which will be the holding company of the Merged Group, will be renamed National Grid Transco.

National Grid Group is an international networks business. Its principal activities are the ownership, operation and development of the high-voltage electricity transmission network in England and Wales and electricity transmission and distribution and gas distribution networks in the north-eastern US. Lattice is the holding company of Transco, which is the owner, operator and developer of the substantial majority of Britain’s natural gas transportation system. Further information on National Grid Group and Lattice Group can be found in Parts II and III of this document, respectively.

The terms of the Merger are based on the relative equity market capitalisations of the two companies in the period immediately preceding the announcement of the Merger. Under the terms of the Merger, National Grid Shareholders will retain their shares in National Grid and Lattice Shareholders will receive 0.375 of a New National Grid Transco Share for each Lattice Share held at the Lattice Scheme Record Time. Based on the National Grid Closing Price of 492 pence, this values one Lattice Share at 184.5 pence. Upon completion of the Merger, National Grid Shareholders will hold approximately 57.3 per cent. and Lattice Shareholders will hold approximately 42.7 per cent. of the issued share capital of National Grid Transco, based on the issued share capital of the two companies as at 12 June 2002 (being the latest practicable date prior to the publication of this document) and assuming no issue of National Grid Shares or Lattice Shares between that date and completion of the Merger.

The Merger is to be implemented by way of a scheme of arrangement between Lattice and its shareholders under section 425 of the Companies Act. The Merger is subject to a number of conditions, including regulatory consents and approvals in the UK and the US, the sanction of the Court and the approval of the shareholders of both National Grid and Lattice. The Merger is expected to complete during autumn 2002.

2.	Overview of National Grid Transco

National Grid Transco will own, operate and develop the high-voltage electricity transmission network in England and Wales and Britain’s principal natural gas transportation system. The Merged Group’s UK electricity transmission network will consist of approximately 4,900 miles of overhead lines and underground cables, whilst its natural gas network in Britain will comprise approximately 4,100 miles of high pressure pipelines and around 170,300 miles of lower pressure local transmission and distribution pipelines. In addition, National Grid Transco will own and operate all of the liquefied natural gas storage facilities in Britain, located at strategic positions on the National Transmission System.

In the US, National Grid Transco will own, operate and develop electricity transmission and distribution assets with a total length of approximately 84,000 miles, serving over 3.2 million electricity customers in New England and New York State. It will also own a gas distribution network comprising over 8,000 miles of pipelines and mains, serving over 500,000 customers in New York State.

In addition, the Merged Group will provide infrastructure services in the UK, targeted particularly at the mobile telecommunications industry, with a portfolio of approximately 9,740 towers and other sites generating revenue and/or available for marketing. National Grid Transco will also have interests in a number of other telecommunications businesses and energy-related and infrastructure services companies.

3.	Business strategy

The core skills of National Grid Transco will lie in the design, construction, system operation and maintenance, regulatory management and customer service activities associated with operating complex networks. The Merged Group will utilise the complementary assets and skills of the combined businesses of National Grid Group and Lattice Group to create value for shareholders and benefits for customers within the framework of incentive-based regulatory environments and competitive markets. National Grid Transco will be primarily focused on regulated electricity and gas networks. These are stable businesses, capable of generating cash and earnings to support the Merged Group’s investment strategy and its progressive dividend policy, described in section 12 below.

The National Grid Transco Directors believe that they can create shareholder value from continued efficiency improvements arising from cost savings and the use of new technology. The Merger will generate savings in the UK from the elimination of duplicate head office costs and other central costs and from combining the support services provided to the regulated electricity and gas businesses. Prospects for future outperformance of regulatory targets and improving returns will be enhanced by additional savings generated from the progressive combination of certain activities of the two UK transmission businesses, sharing of best practice and financial synergies.

Significant synergies are also expected to be available over time by the sharing of best practice between the UK and the US businesses.

The National Grid Transco Directors intend to utilise the increased financial capacity of the Merged Group and its combined expertise in operating both gas and electricity networks to exploit growth opportunities, primarily both in the US and those which are expected to emerge in continental Europe. The National Grid Transco Directors believe that, outside the UK, National Grid Transco can create additional value in electricity and gas distribution by offering high-quality customer service and in electricity and gas transmission by facilitating the development of competitive energy markets while preserving system security and reducing user costs.

National Grid Transco intends to withdraw from its existing investments in alternative telecommunications network operators and related businesses. However, the National Grid Transco Directors believe that there are attractive opportunities to leverage the Merged Group’s infrastructure skills and assets in the UK and the US to provide towers and other sites and related infrastructure services to the mobile telecommunications industry.

4.	Benefits arising from the Merger

The directors of National Grid and Lattice believe that the Merger will create a business which is able to generate significant benefits for shareholders from opportunities in a number of areas:

4.1	Utilisation of complementary skills to maximise value for shareholders and customers

Since the respective privatisations of National Grid and, in the case of Lattice, British Gas, both National Grid and Lattice have proven their ability to improve the operating efficiency of their UK regulated businesses. The directors of National Grid and Lattice are confident of exceeding their current regulatory efficiency targets, which took effect from April 2001 for National Grid and April 2002 for Transco.

National Grid Group and Lattice Group share a complementary set of core skills and the Merger will provide an opportunity to improve the co-ordination of the operations of their respective electricity and gas delivery businesses.

The Merger will generate pre-tax financial benefits that are expected to reach an annualised rate of at least £100 million by the end of the first full financial year following the completion of the Merger. The directors of National Grid and Lattice believe that these financial benefits will arise principally from the elimination of duplicate head office costs, other central cost savings and from combining the support services provided to the UK regulated electricity and gas businesses. Additional savings are expected to be achievable from the progressive combination of certain activities of the two UK transmission businesses, further sharing of best practice and further financial synergies.

4.2	Financial impact

The Merger is expected to enhance earnings per share (before exceptional items) for both National Grid Shareholders and Lattice Shareholders in the first full financial year following completion of the Merger(1). The Merged Group will seek to maintain a single A credit rating.

National Grid Transco will have the balance sheet strength and cashflows to facilitate its future growth strategy and underpin its dividend policy which aims to increase dividends per share (expressed in sterling) by 5 per cent. per annum in real terms for each year to 31 March 2006. This will be based on National Grid’s full year dividend of 16.04 pence per National Grid Share for the financial year ended 31 March 2002.

(1)	The statement that the Merger will be earnings per share enhancing for National Grid Shareholders and Lattice Shareholders should not, however, be interpreted to mean that earnings per share in the first full financial year following completion of the Merger, or in any subsequent period, will necessarily be greater than those for the relevant preceding financial period.

Part I — Information on the Merger and National Grid Transco

National Grid Transco will continue to evaluate opportunities to release capital throughout the Merged Group for redeployment in higher growth opportunities, particularly in the US.

Pro forma financial information for the Merged Group can be found in Part VI of this document.

4.3	Enhanced growth opportunities

National Grid has a proven track record in creating significant value for shareholders through expansion in the US and, following recent acquisitions, including that of Niagara Mohawk which was completed earlier this year, is one of the largest energy delivery companies in the north-eastern US.

The US is the world’s largest energy market and has proved attractive for expansion due to its fragmented nature and the ability to earn attractive returns within long-term regulatory frameworks. The increased financial capacity of the Merged Group, combined with expertise in managing both gas and electricity networks, should enable it to continue to exploit growth opportunities, primarily both in the US and those which are expected to emerge in continental Europe as markets are liberalised and structural reforms are implemented.

National Grid Group and Lattice Group utilise their skills and assets to provide infrastructure services to the mobile telecommunications industry in the UK. Combining the two companies’ activities in this area will create the third largest independent provider of towers and other sites to the mobile telecommunications industry in the UK. The complementary geographic fit of these businesses is expected to enhance growth opportunities by offering broader coverage. National Grid Transco will continue National Grid Group’s development of a similar business in the US.

5.	Current trading and prospects

5.1	National Grid

On 30 May 2002, National Grid announced its preliminary results for the year ended 31 March 2002.

In the UK, National Grid continues to demonstrate its expertise in the operation of complex regulated networks. This core business made excellent progress during the financial year ended 31 March 2002 and will continue to add shareholder value and generate strong positive cashflows in the future.

In the US, the acquisition of Niagara Mohawk represented an important step in the continuing development of National Grid’s US business. National Grid will continue to take advantage of opportunities provided by its rate plans and integration synergies to improve performance and to achieve its target returns.

Since 31 March 2002, National Grid has continued to perform well. On 13 June 2002, National Grid Company announced the issue of RPI-linked bonds in an aggregate amount of £400 million with maturities between 2018 and 2032. The net proceeds of the issue will be used for general corporate purposes. The National Grid Directors’ confidence in the strength and prospects of the business allows them to confirm their aim to deliver sustained growth in dividends per share (expressed in sterling) of 5 per cent. per annum in real terms for each year to 31 March 2006.

5.2	Lattice

Lattice’s over-riding strategic priority is to outperform Transco’s new regulatory targets, whilst maintaining the drive for continuous improvement in safety, reliability and service.

To meet its new price control targets, Transco has embarked on an extensive restructuring programme. This restructuring programme is based on eight Regional Networks plus National Transmission and Trading. Some activities, such as the emergency service, shipper services and support services will be operated on a national basis to maximise economies of scale.

Over the duration of the new price control period, Transco is expected to generate at least £230 million of outperformance against its regulatory targets, which recovers its associated restructuring costs. The Lattice Directors remain confident that further outperformance should be achievable.

With regard to telecommunication interests, SST is expected to generate a positive operating cash flow during the course of the financial year ended 31 March 2003. In light of the deteriorating market conditions, the strategic options for 186k are currently being reviewed.

The Lattice Enterprises’ portfolio will continue to be actively managed, nurturing those growth opportunities complementary to energy delivery.

Since 31 March 2002, Lattice has continued to perform well.

5.3	National Grid Transco

Based on the current performance of both National Grid and Lattice (which, following completion of the Merger, will form National Grid Transco), combined with the expected benefits of the Merger, the National Grid Transco Directors have confidence in the prospects for the Merged Group.

6.	Board of directors

The Board of National Grid Transco will be drawn from the Boards of both National Grid and Lattice. The proposed members of the National Grid Transco Board are:

Chairman (Non-executive)	Sir John Parker*
Deputy Chairman (Non-executive)	James Ross
Group Chief Executive	Roger Urwin
Group Finance Director	Steve Lucas*
Group Director	Edward Astle
Group Director	Steven Holliday
Group Director	Colin Matthews*
Group Director	Rick Sergel
Group Corporate Affairs Director	John Wybrew*
Non-executive Director	John Grant
Non-executive Director	Kenneth Harvey*
Non-executive Director	Bonnie Hill
Non-executive Director	Paul Joskow
Non-executive Director	Stephen Pettit*
Non-executive Director	George Rose*

* New National Grid Transco Directors

It is anticipated that the Group Directors of National Grid Transco will have the following roles and responsibilities:

•

Edward Astle will be responsible for all of the Merged Group’s infrastructure services, the majority of the businesses currently forming Lattice Enterprises and the Merged Group’s remaining telecommunications businesses;

•	Steven Holliday will be responsible for National Grid Group’s UK electricity transmission business and for bringing this together with Transco’s National Transmission and Trading;
•	Colin Matthews will be responsible for Transco’s distribution networks and Metering and Meter Reading services; and
•	Rick Sergel will be responsible for National Grid Group’s US utility businesses.

7.	Corporate governance

Following the Merger, National Grid Transco will continue to maintain the Code of Business Practice established by National Grid, constructed around the Principles of Good Governance contained in the Combined Code appended to the Listing Rules. The Audit, Remuneration and Nominations Committees of National Grid, as described in section 7 of Part II of this document, will also be maintained, with appropriate alterations to the composition of these committees to reflect the membership of the Board of National Grid Transco. It is intended that the committee structure of National Grid Transco will be reviewed following completion of the Merger.

8.	Employees

National Grid Group and Lattice Group attach great importance to retaining the skills and expertise of their management and employees. The Boards of National Grid and Lattice believe that, although the combination of similar functions will necessarily lead to some staff reductions, the greater strength, market position and growth prospects for the Merged Group will generally enhance the career prospects of its employees. As far as possible, job losses will be achieved by normal staff turnover, voluntary redundancy and early retirement.

The existing employment rights of employees of both National Grid Group and Lattice Group will be fully safeguarded.

Part I — Information on the Merger and National Grid Transco

9.	Summary of the terms of the Merger

The terms of the Merger are based on the relative equity market capitalisations of the two companies in the period immediately preceding the announcement of the Merger on 22 April 2002.

The Merger is to be implemented by way of the Lattice Scheme. Under the terms of the Lattice Scheme, National Grid will issue New National Grid Transco Shares to Lattice Shareholders and their existing Lattice Shares will be cancelled. Lattice Shareholders will exchange their Lattice Shares for New National Grid Transco Shares on the basis of 0.375 of a New National Grid Transco Share for each Lattice Share held at the Lattice Scheme Record Time, and so in proportion for any other number of Lattice Shares held at the Lattice Scheme Record Time.

Upon completion of the Merger, Lattice will become a wholly-owned subsidiary of National Grid. National Grid will change its name to National Grid Transco and will retain its listings on both the London Stock Exchange and the New York Stock Exchange. The Special Shareholder will retain the National Grid Special Share, the rights of which will be amended, principally to reflect National Grid Transco’s ownership of Transco. Under the terms of the Lattice Scheme, the capital paid up on the Lattice Special Share will be repaid to the Special Shareholder and the Lattice Special Share will be cancelled.

Upon completion of the Merger, the issued share capital of National Grid Transco will be approximately 3,100 million National Grid Transco Shares of which National Grid Shareholders and Lattice Shareholders will hold approximately 57.3 per cent. and 42.7 per cent. respectively, based on the issued share capital of the two companies as at 12 June 2002 (being the latest practicable date prior to the publication of this document) and assuming no issue of National Grid Shares or Lattice Shares between that date and completion of the Merger.

The New National Grid Transco Shares to be issued pursuant to the Lattice Scheme will be credited as fully paid.

Fractional entitlements to a New National Grid Transco Share will not be issued to Lattice Shareholders but will be aggregated and sold in the market and the relevant share of the proceeds returned by cheque to the relevant Lattice Shareholders.

The holdings and rights of holders of existing National Grid Shares and of National Grid ADSs will not be affected by the Merger. However, following the issue of the New National Grid Transco Shares, these holdings, as a percentage of the issued share capital of National Grid Transco, will decrease.

10.	Inducement fee

As an inducement to both National Grid and Lattice to enter into and implement the Merger, National Grid and Lattice have entered into an inducement fee agreement under which each party agrees to pay the other a fee of £60 million if certain events occur which result in the Merger not completing in accordance with its terms. Further details on the inducement fee agreement are set out in section 19.1.2(a) of Part IX of this document.

11.	Conditions, consents and timing

The Merger is subject to the conditions and further terms set out in Part VIII of this document, including the approval of the Merger and related matters by shareholders of both National Grid and Lattice, sanction of the Lattice Scheme by the Court and satisfaction of certain regulatory conditions, as described below.

The Merger will require approval by an ordinary resolution of National Grid Shareholders to be proposed at the National Grid EGM. Special resolutions to change the name of National Grid to National Grid Transco and to adopt the National Grid Transco Articles will also be proposed at the National Grid EGM. The National Grid Transco Articles incorporate changes to the rights of the Special Shareholder, principally to reflect National Grid Transco’s ownership of Transco. In addition, adoption of the National Grid Transco Articles will increase the maximum aggregate amount of fees which can be paid to non-executive directors from £500,000 to £1,000,000. This reflects the change in the composition of the Board of National Grid and the increase in the number of its non-executive directors. At the National Grid EGM, an ordinary resolution will also be proposed to approve the 2002 Share Plan.

The implementation of the Lattice Scheme will require the approval of Lattice Shareholders at each of the Lattice Court Meeting and the Lattice EGM. The statutory majority required to approve the Lattice Scheme at the Lattice Court Meeting is a simple majority in number of the Lattice Shareholders present and voting (either in person or by proxy), representing not less than 75 per cent. of the number of Lattice Shares held by Lattice Shareholders who vote at the Lattice Court Meeting. The Lattice Court Hearing is expected to be held in autumn 2002. Lattice Shareholders will have the opportunity to attend the Lattice Court Hearing, to support or oppose the Lattice

Scheme and to appear in person or be represented by Counsel. At the Lattice EGM, a special resolution will be proposed to approve the implementation of the Lattice Scheme. In order to pass the special resolution, not less than 75 per cent. of the votes cast by Lattice Shareholders must be in favour of the resolution.

The Lattice Scheme can only become effective if all the conditions to which the Lattice Scheme is subject have been satisfied or waived by no later than 31 March 2003, or such later date, if any, as National Grid and Lattice may agree and the Court may allow. The Lattice Scheme will become effective upon a copy of the Order being registered by the Registrar of Companies. Once the Lattice Scheme becomes effective, the terms will be binding on all Lattice Shareholders irrespective of whether they attended the Lattice Court Meeting and irrespective of the manner in which they voted.

In addition, the Merger cannot be completed until National Grid and Lattice have received to their satisfaction, acting reasonably, certain regulatory and other consents and approvals in the UK and the US. In the UK, the required regulatory approvals include the Secretary of State not referring the Merger or any matter arising therefrom or related thereto to the Competition Commission. A decision by the Secretary of State is expected during July 2002. A further condition of the Merger is that any modification sought by the Authority to the licences held by National Grid Company and Transco is on terms satisfactory to both National Grid and Lattice, acting reasonably. The Authority has undertaken an initial consultation about regulatory issues arising from the Merger and this may, in time, lead to further consultation about licence modifications. The Secretary of State has given her written consent to the Lattice Scheme in her capacity as the holder of the Lattice Special Share and to the requisite changes to the National Grid Articles in her capacity as the holder of the National Grid Special Share, in each case without prejudice to her separate rights under the Fair Trading Act to refer the Merger or any matter arising therefrom or related thereto to the Competition Commission. In addition the Secretary of State has given these consents without prejudice to her rights under a licence granted to 186k under the Telecommunications Act 1984. Notice has been given to the Secretary of State of the proposed change of control of Lattice, as required by that licence.

The only regulatory approval outstanding in the US is authorisation from the SEC under the Public Utility Holding Company Act of 1935 in respect of the amount that National Grid may invest in utility companies outside the US and the financing arrangements for such investments. In reviewing National Grid’s application, the SEC will consider whether the financing arrangements would have an adverse impact on the financial integrity of National Grid, any US utility subsidiary of National Grid, such subsidiary’s customers, and the ability of US state regulatory commissions to protect such utility subsidiaries and customers. The SEC will also consider the financial performance of National Grid’s UK utility operations and its telecommunications investments. National Grid believes that the SEC will authorise the financing of the Merger, although there can be no assurance that this authorisation will be granted. National Grid believes that the SEC will issue its authorisation during autumn 2002, but there is no statutory deadline by which the SEC must act on National Grid’s application.

It is expected that the Lattice Scheme will become effective and that the Merger will complete during autumn 2002.

12.	Year end and dividends

Following completion of the Merger, it is intended that the accounting reference date for National Grid Transco will remain as 31 March.

Lattice Shareholders who were entitled to receive Lattice’s second interim dividend of 5.4 pence per Lattice Share received this dividend on 14 June 2002. As has been previously announced, Lattice will not pay a final dividend in respect of the 15 month period ended 31 March 2002. National Grid Shareholders will have the right to receive the National Grid Final Dividend to be paid on 15 August 2002. New National Grid Transco Shares, issued pursuant to the Lattice Scheme, will rank pari passu with the existing National Grid Shares, save that they will not be entitled to receive the National Grid Final Dividend expected to be paid on 15 August 2002.

Following completion of the Merger, National Grid Transco intends to pay dividends which reflect National Grid’s progressive dividend policy, which aims to increase dividends per share (expressed in sterling) by 5 per cent. per annum in real terms for each year to 31 March 2006. This will be based on National Grid’s full year dividend of 16.04 pence per National Grid Share for the year ended 31 March 2002.

It is expected that the first dividend paid by National Grid Transco will be the interim dividend in respect of the financial year ending 31 March 2003, expected to be announced at the time of its interim results for the six months ending 30 September 2002.

Part I — Information on the Merger and National Grid Transco

If the Merger is approved by National Grid Shareholders and Lattice Shareholders but does not become effective prior to the announcement of National Grid’s interim results for the six months ending 30 September 2002, it is intended that both companies will announce their interim results and interim dividends on the same day. Lattice Shareholders will receive an interim dividend from Lattice on the basis that each Lattice Share will be entitled to an amount equal to 37.5 per cent. of the dividend declared per National Grid Share for the period. The amount of this dividend is consistent with the exchange ratio under the Merger and will reflect National Grid’s current dividend policy.

13.	National Grid Transco share plans

13.1	Proposed National Grid Transco Performance Share Plan 2002

The remuneration committee of National Grid is seeking shareholder approval at the National Grid EGM for the 2002 Share Plan in order to ensure that it will have sufficient flexibility to set and operate an appropriate remuneration policy for senior executives within the Merged Group. The 2002 Share Plan will replace a similar Lattice share scheme in respect of which no awards will be made after completion of the Merger.

No awards will be made under the 2002 Share Plan prior to completion of the Merger. The remuneration committee of National Grid Transco will consider whether, and if so how, to operate the 2002 Share Plan in conjunction with the existing National Grid Share Plans. It will do so in the context of ensuring that senior executives of the Merged Group continue to receive competitive, but not excessive, levels of remuneration which provide an appropriate balance between fixed and incentive pay and between short-term and long-term incentives and which, in its view, are in the overall best interests of all shareholders.

The remuneration committee’s policy as regards long-term incentives will be clearly stated for shareholders each year in the Annual Report and Accounts of National Grid Transco and shareholders will be given an opportunity to vote on that policy as part of the Directors’ remuneration report at future Annual General Meetings of National Grid Transco.

The key feature of the 2002 Share Plan is that recipients may receive an award of National Grid Transco Shares at the discretion of the remuneration committee of National Grid Transco worth up to 1.25 x base salary each year. In determining the actual level of awards, the remuneration committee of National Grid Transco will have regard both to external market practice and the level of awards (if any) under the National Grid Share Plans. Awards will not be made to the same participants in the same financial year under all three of National Grid Transco’s discretionary share incentive plans. Any awards under the 2002 Share Plan will normally only vest if challenging performance criteria (set at the date of award) are satisfied and the participant remains employed by the Merged Group for a period of at least three years. While it is for the remuneration committee to determine appropriate performance criteria, it is not currently envisaged that awards will normally vest at all unless National Grid Transco’s total shareholder return is at least at the median of an appropriate comparator group and will not fully vest unless its total shareholder return is at least in the upper quartile. The remuneration committee will not operate the 2002 Share Plan without first consulting the Association of British Insurers and National Grid Transco’s principal shareholders regarding the terms of its operation.

A summary of the 2002 Share Plan is set out in section 10 of Part IX of this document.

13.2	National Grid Share Plans

Completion of the Merger will not affect the National Grid Share Plans.

13.3	Lattice Share Schemes

Following completion of the Merger, no further awards will be made under the Lattice Share Schemes except in respect of the Lattice Group All Employee Share Ownership Plan under which further awards may be made. Any such further awards will be over National Grid Transco Shares.

A summary of the Lattice Group All Employee Share Ownership Plan is set out in section 11.2.4 of Part IX of this document.

14.	Listings, dealings and settlement information

National Grid Transco will have its primary listing on the London Stock Exchange. Applications have been made to the UK Listing Authority for the New National Grid Transco Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange’s market for listed securities. The expected timetable will be finalised following satisfaction or waiver of the final regulatory condition to the Merger and upon agreement with the Court. National Grid Shareholders and Lattice Shareholders will be notified of the finalised timetable by announcement via the Regulatory News Service of the London Stock

Exchange. It is expected that Admission will become effective and that dealings for normal settlement in the New National Grid Transco Shares will commence on the Lattice Scheme Effective Date (which is expected to be during autumn 2002). National Grid Transco will maintain National Grid’s listing of ADSs on the New York Stock Exchange.

On the Lattice Scheme Effective Date, Lattice Shares will cease to be listed on the Official List. The last day of dealings in Lattice Shares on the London Stock Exchange will be the last business day before the Lattice Scheme Effective Date.

National Grid Shareholders who hold their shares in certificated form will retain their existing certificates, which will remain valid. New certificates in the name of National Grid Transco will be issued when transfers to persons who wish to hold their National Grid Transco Shares in certificated form are lodged for registration. National Grid ADS holders who hold their ADSs in certificated form through ADR certificates will also retain their ADR certificates, which will remain valid as ADSs of National Grid Transco. National Grid intends to amend its existing deposit agreement such that, following completion of the Merger, any new certificated ADRs issued and any previously outstanding ADR certificates presented for registration of transfer will be issued in the name of National Grid Transco.

For Lattice Shareholders who hold their Lattice Shares in a CREST account, New National Grid Transco Shares are expected to be credited to the relevant CREST account at 8.00 a.m. on the Lattice Scheme Effective Date. For those Lattice Shareholders holding Lattice Shares in certified form, definitive share certificates for the New National Grid Transco Shares are expected to be despatched no later than 14 days after the Lattice Scheme Effective Date.

It is expected that, shortly following completion of the Merger, details will be sent to National Grid Transco Shareholders of a share dealing facility.

15.	Overseas shareholders

The implications of the Lattice Scheme for persons resident in, or citizens or nationals of, jurisdictions outside the UK (each an “overseas shareholder”) may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements. It is the responsibility of each overseas shareholder to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection with the Lattice Scheme, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

In any case where the issue of New National Grid Transco Shares to any overseas shareholder would infringe the laws of any jurisdiction outside the UK, or would require National Grid to observe any governmental or other consent or any registration, filing or other formality, the Lattice Scheme provides that such New National Grid Transco Shares to which such overseas shareholder would otherwise be entitled shall either (i) be issued to a nominee for such shareholder appointed by National Grid on terms that such nominee shall, as soon as practicable, sell the shares so issued or (ii) be issued to the overseas shareholder and then sold on his behalf. In either case, the net proceeds of sale will be remitted to the relevant overseas shareholder.

Overseas holders of Lattice Shares should refer to section 18 of Part IX of this document, which contains important information relevant to securities law in certain overseas jurisdictions.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Lattice Scheme. For summaries of the UK and overseas taxation consequences of holding New National Grid Transco Shares, see sections 16 and 17, respectively, of Part IX of this document.

16.	Meetings

The Lattice Court Meeting has been convened for 2.30 p.m. on Monday, 15 July 2002 (the same date as the Lattice AGM) or, if later, immediately after the conclusion or adjournment of the Lattice AGM, pursuant to an order of the Court. At the Lattice Court Meeting, or at any adjournment thereof, Lattice Shareholders will consider and, if thought fit, approve the Lattice Scheme.

The Lattice EGM has been convened for 2.45 p.m. on Monday, 15 July 2002 (the same date as the Lattice AGM and the Lattice Court Meeting) or, if later, immediately after the conclusion or adjournment of the Lattice Court Meeting. At the Lattice EGM, or at any adjournment thereof, Lattice Shareholders will consider and, if thought fit, pass the resolutions necessary to implement the Lattice Scheme and the Merger.

The National Grid EGM has been convened for 11.30 a.m. on Tuesday, 23 July 2002 (or, if later, immediately after the conclusion or adjournment of the National Grid AGM convened for 11.00 a.m. that day). At the National

Part I — Information on the Merger and National Grid Transco

Grid EGM, or at any adjournment thereof, National Grid Shareholders will consider and, if thought fit, pass, inter alia, the resolutions necessary to approve and implement the Merger.

17.	Listing Particulars

A copy of these Listing Particulars is available on the National Grid website at www.nationalgrid.com. Copies are also available, free of charge, by application to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by calling the shareholder helpline on 0800 035 2778 (or, from outside the UK, +44 20 7864 9093) between 8.00 a.m. and 6.00 p.m. Monday to Fridays, at any time prior to completion of the Merger. A copy of the Listing Particulars may also be obtained from the registered office of National Grid Group plc, 15 Marylebone Road, London NW1 5JD, the registered office of Lattice Group plc, 130 Jermyn Street, London SW1Y 4UR, or the offices of N M Rothschild & Sons Limited, New Court, St. Swithin’s Lane, London EC4P 4DU during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until completion of the Merger. In addition, a copy of this document may be inspected at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD, at the offices of Linklaters, One Silk Street, London EC2Y 8HQ, and at the Document Viewing Facility, UK Listing Authority, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until completion of the Merger. A copy will also be available for inspection at the National Grid EGM and the Lattice EGM. Holders of National Grid ADSs may obtain a copy of the Listing Particulars free of charge by contacting the ADS holder helpline on 1-800-466-7215 in the US (or, from outside the US, 1-610-312-5315).

PART II

INFORMATION ON NATIONAL GRID GROUP

1.	Overview of National Grid Group

National Grid Group is an international networks business. Its principal activities are the ownership, operation and development of the high-voltage electricity transmission network in England and Wales and electricity transmission and distribution networks and gas distribution networks in the north-eastern US. It also operates electricity interconnectors between England and each of France and Scotland and between the US and Canada. National Grid Group is also developing an electricity interconnector in Australia and has interests in electricity transmission networks in Argentina and Zambia with joint venture partners.

National Grid Group has transferred its network skills to the telecommunications market. Its interests include wholly-owned infrastructure businesses in the UK and US.

After completion of the Merger, as described in Part I of this document, National Grid Transco will continue to undertake the operations and activities described in this Part II and will also undertake the operations and activities of Lattice Group described in Part III of this document.

2.	History and development of National Grid Group

2.1	Corporate history

In 1990, the electricity industry in England and Wales was restructured under the terms of the Electricity Act. National Grid Company assumed, from the CEGB, ownership and control of the electricity transmission system and the CEGB’s interests in the interconnectors with France and Scotland. At the same time a holding company was established for National Grid Company, the principal shareholders of which were the 12 RECs.

The holding company was re-named The National Grid Group plc in November 1995. In December 1995, National Grid’s ordinary shares were admitted to trading on the London Stock Exchange’s market for listed securities, at which time seven RECs distributed to their respective shareholders all or part of their holdings in National Grid. One further REC distributed to its shareholders its holding in National Grid in January 1996. As required by the National Grid Articles, all the RECs (including their affiliates) had disposed of holdings in excess of 1 per cent. of National Grid’s issued ordinary share capital by December 1996. The National Grid Special Share was issued in 1990 and is held by the Secretary of State.

National Grid ADSs were listed on the New York Stock Exchange in October 1999. In March 2000, National Grid was registered as a holding company under the US Public Utility Holding Company Act of 1935.

On 31 January 2002, National Grid was introduced as the new holding company for the National Grid group by means of a Court-sanctioned scheme of arrangement undertaken in connection with the acquisition of Niagara Mohawk.

2.2	Development of the business

National Grid Group’s initial investments in electricity activities outside the UK were in Argentina and Zambia in 1993 and 1997 respectively. In 2000, National Grid Group entered the US electricity market with the acquisitions of NEES and EUA. In January 2002, National Grid Group expanded its presence in the US energy sector through the acquisition of Niagara Mohawk. These three companies now operate as National Grid USA, an electricity transmission and distribution and gas distribution business operating in Massachusetts, Rhode Island, New Hampshire and New York State. The National Grid Directors believe that National Grid USA provides an excellent platform from which to expand National Grid Group’s activities in the north-eastern US. Further information on National Grid USA is given in section 4.3 below.

National Grid Group’s involvement in telecommunications activities began in 1993 with the establishment of Energis and subsequently expanded to include joint ventures in Poland and Latin America. In addition, National Grid Group has wholly-owned infrastructure services businesses in the UK and US, GridCom and NEESCom respectively.

On 30 May 2002, National Grid Group announced its decision to withdraw from its existing investments in alternative telecommunications network operators. National Grid Group has fully written down the carrying value of these telecommunications investments and has provided for all expected related liabilities. Further information on the National Grid Group’s telecommunications interests is set out in section 4.5 below.

Part II — Information on National Grid Group

3.	Financial summary

The summary financial information for the three years ended 31 March 2002 in the table below has been extracted without material adjustment from the comparative table of financial information set out in section 1 of Part IV of this document. The summary financial information set out in the remainder of this Part II for the three years ended 31 March 2002 has been extracted without material adjustment from the Annual Report of National Grid for the year ended 31 March 2002. National Grid Shareholders and Lattice Shareholders should read the whole of this document and not just rely on the summary information in this Part II.

	Year ended 31 March

Summary National Grid Group profit and loss account	2002 £m	2001 £m	2000 £m

Turnover	4,401.0	3,799.7	1,614.7

Operating profit before exceptional items and goodwill amortisation	874.7	739.4	554.0
Exceptional costs	(121.4)	(45.3)	—
Impairment of investments in joint ventures and associate	(792.3)	—	—
Goodwill amortisation(1)	(90.4)	(84.6)	(8.2)
Total operating (loss)/profit	(129.4)	609.5	545.8
Exceptional profit relating to partial disposal of Energis	20.1	243.3	1,029.6
Profit on disposal of investments	10.6	20.1	—
Profit on disposal of tangible fixed assets	22.0	—	—
Net interest
– excluding exceptional item	(292.5)	(255.1)	(67.5)
– exceptional item	(92.5)	—	—
	(385.0)	(255.1)	(67.5)

(Loss)/profit before taxation	(461.7)	617.8	1,507.9
Taxation
– excluding exceptional items	(85.4)	(182.1)	(152.8)
– exceptional items	60.1	235.4	(229.5)
	(25.3)	53.3	(382.3)

(Loss)/profit after taxation	(487.0)	671.1	1,125.6
Minority interests	(6.3)	(6.9)	(3.6)

	(493.3)	664.2	1,122.0

Note:
(1)	Includes goodwill relating to joint ventures and associate.

Throughout this section 3, unless otherwise indicated, operating profit is stated before exceptional items and goodwill amortisation.

The increase in operating profit in the year ended 31 March 2001 principally reflected the first full-year contribution from National Grid USA together with increased contributions from Energis and electricity transmission joint ventures. The improvement in operating profit was partially offset by the increased losses of Intelig and other telecommunications joint ventures and lower profit contributions from UK transmission and UK interconnectors.

The increase in operating profit in the year ended 31 March 2002 reflected two months contribution from Niagara Mohawk, increased contributions from the UK transmission and US transmission and distribution businesses, and reduced losses of Intelig. These were partially offset by lower contributions from UK interconnectors and US stranded costs recovery and generation, plus increased losses from group telecommunications activities, telecommunications joint ventures and Energis.

Exceptional costs in the year ended 31 March 2002 principally reflect restructuring and integration costs associated with a reorganisation within the UK, and the integration of Niagara Mohawk. The 2001 exceptional costs related to the integration of NEES and EUA. During the year ended 31 March 2002, National Grid Group recorded impairments of the Latin American telecommunications investments (£290.4 million), the investment in Energis (£392.1 million) and the investment in Energis Polska (£109.8 million), including provision for related liabilities.

The increase in goodwill amortisation in the year ended 31 March 2001 was mainly as a result of the NEES and EUA acquisitions. The further increase in the year ended 31 March 2002 was due to the acquisition of Niagara Mohawk.

In each of the years ended 31 March 2002, 2001 and 2000, National Grid Group recorded exceptional profits of £20.1 million, £243.3 million and £1,029.6 million respectively which were associated with the partial disposals of its shareholding in Energis. In addition, in 2002 National Grid Group recorded exceptional profits on the disposals of a joint venture (£10.6 million) and tangible fixed assets (£22.0 million) and in 2001, an exceptional profit of £20.1 million on the disposal of its market services businesses.

The increase in net interest in the year ended 31 March 2001 was largely attributable to the acquisitions of NEES and EUA, which were funded out of cash balances and new borrowings. The increase in the year ended 31 March 2002 is explained by the acquisition of Niagara Mohawk and an increase in National Grid Group’s share of associated undertakings net interest charge, partially offset by interest rate reductions, principally on US dollar borrowings.

In the year ended 31 March 2002, National Grid Group recorded an exceptional interest charge relating to its share of a joint venture’s foreign exchange financing charge arising form the devaluation of the Argentine Peso.

The effective tax rates for each of the years ended 31 March 2002, 2001 and 2000, excluding the impact of exceptional items, were 17.4 per cent., 45.6 per cent. and 31.9 per cent. respectively. In the years ended 31 March 2002 and 2001, the tax charges excluding exceptional items include credits of £73 million and £20 million respectively arising from an adjustment to prior years’ tax.

The exceptional tax credit in 2001 of £235.4 million primarily represents the reversal of the 2000 exceptional tax charge of £229.5 million relating to the exceptional profit on the partial disposal of Energis, and arises from the realisation of capital losses for tax purposes as a result of National Grid Group restructurings.

4.	National Grid Group’s businesses

4.1	Transmission in England and Wales

4.1.1	Regulatory framework

The electricity industry in England and Wales is regulated primarily under the Electricity Act and the Utilities Act which together established the Authority and a regime for the licensing of electricity generation, transmission, distribution and supply. The Authority is responsible for the supervision and enforcement of the licensing regime. It also has concurrent powers with the Director General of Fair Trading under the Competition Act 1998.

Under the Electricity Act, the Authority’s principal objective in carrying out its functions relating to licensing is to protect the interests of consumers in relation to electricity conveyed by distribution systems, wherever appropriate by promoting effective competition between persons engaged in, or in commercial activities connected with, the generation, transmission, distribution or supply of electricity.

National Grid Group’s principal UK operating subsidiary, National Grid Company, is the sole holder of the electricity transmission licence for England and Wales and is the owner and operator of the high-voltage electricity transmission system. It is required, under the terms of the regulatory regime, to develop, operate and maintain an efficient, co-ordinated and economical system of electricity transmission and to facilitate competition in the supply and generation of electricity.

The transmission licence came into effect in March 1990, was substantially restated in September 2001 and, unless revoked, will continue in force until terminated by the Authority at not less than 25 years’ notice. It is revocable by the Authority upon the occurrence of certain events. These include National Grid Company failing to comply with certain orders made under the Electricity Act or competition legislation, failing to pay financial penalties under the Electricity Act or becoming subject to certain events of insolvency. The licence conditions can be changed using the procedures in the Electricity Act or in the conditions themselves.

Other provisions in the licence prohibit discrimination by National Grid Company in its dealings with its customers and require the transmission system to be planned, developed and operated in accordance with specified system security and quality of supply standards which cover both the integrated network and connections.

Part II — Information on National Grid Group

With the principal exception of the procurement and use of balancing services in connection with the operation of its transmission system, described in section 4.1.5(iii) below, National Grid Company is prohibited by the terms of the transmission licence from purchasing or otherwise acquiring electricity on its own account for the purpose of sale to third parties, except with the consent of the Authority. The transmission licence requires National Grid Company to submit to the Authority audited accounts in respect of its UK transmission business and to procure that the transmission business does not give any cross-subsidy to or receive any cross-subsidy from any other business of National Grid Company or any affiliate or related undertaking of National Grid Company. The transmission licence also provides for regulation of National Grid Company’s transmission revenues, further details of which are set out in section 4.1.5 below.

The licence includes provisions to ring fence the activities of National Grid Company from other activities of National Grid Group through: restrictions that prevent National Grid Company from undertaking activities other than its licensed businesses (subject to a de minimis exception); ensuring that sufficient management and financial resources are available to National Grid Company; undertakings that National Grid and other companies within National Grid Group will (i) not take any action that would cause National Grid Company to breach the licence or the Electricity Act and (ii) make information available to the Authority where needed; an obligation to use reasonable endeavours to maintain an investment grade issuer credit rating; and obligations to deal on an arm’s length basis and normal commercial terms with other companies within National Grid Group, restricting in particular guarantees, transfer of resources and cross-default arrangements.

In enforcing the transmission licence and other obligations imposed by the Electricity Act, the Authority can make legally enforceable orders, which may include monetary penalties. The Electricity Act enables the Authority (subject to passing of the relevant statutory instrument) to levy financial penalties on transmission licensees for contravening any licence condition or relevant requirement of the Electricity Act or Utilities Act.

The Authority is seeking to introduce common rules for trading arrangements and transmission access across Britain, commonly known as the British Electricity Trading and Transmission Arrangements or BETTA. These rules are expected to replace the separate arrangements currently in existence for England and Wales on the one hand and Scotland on the other. Following a series of consultations, and subject to appropriate legislation being passed, it is currently expected that BETTA will be implemented by April 2004.

4.1.2	National Grid Company’s customers

National Grid Company’s customers are:

•	the generators who own and operate the generating stations at which electricity is produced;

•	the interconnector users who trade electricity across the interconnectors with Scotland and France;

•	the electricity distribution companies who transfer electricity from the transmission network across their local distribution networks to customers;

•	the electricity suppliers who purchase electricity under contract and sell it to their customers; and

•	directly-connected customers, who are industrial consumers of electricity and whose premises, by reason of the size and technical characteristics or location of their electricity demand, are directly connected to National Grid Company’s transmission network.

4.1.3	Physical assets

The transmission network in England and Wales consists of approximately 4,500 miles of overhead lines, approximately 400 miles of underground cable and some 340 substations at around 230 separate sites. Almost all of the assets comprising the transmission system operate at 400 kV or 275 kV.

National Grid Company plans and develops the transmission network to meet the needs of customers and to ensure continued compliance with security standards specified in the transmission licence. Capital expenditure on the renewal, reinforcement and extension of the transmission network, including interest capitalised, was £370.6 million in the year ended 31 March 2002, compared with £361.2 million in the year ended 31 March 2001 and £286.5 million in the year ended 31 March 2000.

4.1.4	Operation and control

Day-to-day operation and control of the transmission system involve the continuous matching of generation output to demand for electricity, ensuring the stability and security of the power system and the maintenance of satisfactory voltage and frequency. These activities are undertaken from the National Grid control centre in Berkshire, with safety management of the transmission system being co-ordinated from the network operations centre in the Midlands.

National Grid Company is responsible for matching generation and demand in real time 24 hours a day in order to maintain the quality and security of electricity supply. Since the new electricity trading arrangements were introduced on 27 March 2001, National Grid Company has discharged this obligation by procuring and using services, known collectively as balancing services, from parties to the balancing and settlement arrangements including generators, suppliers and large industrial consumers of electricity. Balancing services comprise ancillary services procured by National Grid Company under contract, principally from generators, the acceptance by National Grid Company of bids and offers to increase or decrease the quantities of electricity to be delivered to or taken from the total system and electricity traded by National Grid Company, either bilaterally or on recognised power exchanges. The balancing services incentive scheme described below gives National Grid Company a financial incentive to undertake this activity efficiently.

4.1.5	Transmission revenues

As transmission asset owner and system operator, National Grid Company is responsible for the development, construction, maintenance, operation and commercial management of the transmission network. It earns its revenues as transmission asset owner through charges to generators, interconnector users, distributors, suppliers and directly-connected customers for use of and connection to the transmission system and, as system operator, through charges for the provision of balancing services.

(i)	Revenue-controlled charges

Revenue from transmission network use of system charges and charges for connections made before March 1990 is controlled by a revenue restriction condition set out in the transmission licence. The Authority sets the restriction to allow the recovery of what the Authority considers to be an efficient level of costs and a reasonable rate of return on capital employed. The revenue restriction formula is reviewed from time to time by the Authority, typically at intervals of four to five years. The current revenue restriction was introduced on 1 April 2001 and is expected to remain in force until 31 March 2006. In the first year of the current revenue restriction, permitted revenue was determined by reference to a pre-determined amount which is set out in the transmission licence. From 1 April 2002, revenue is permitted to increase annually in line with RPI, minus an efficiency factor, X, which has been set by the Authority at 1.5. The revenue restriction formula also contains an adjustment mechanism that adjusts revenue by reference to the level of capital expenditure undertaken by National Grid Company in relation to new generation connections.

(ii)	Post-1990 connection charges

National Grid Company is permitted by the transmission licence to set charges for connections to the transmission system made since March 1990 to recover the costs directly or indirectly incurred in providing connections, together with a reasonable rate of return on such costs.

(iii)	Balancing Services Use of System Charges and Balancing Services Incentive Scheme

Revenue from charges for provision of balancing services described in section 4.1.4 above is regulated by means of the balancing services incentive scheme set out in the transmission licence. This sets an annual target for the external costs incurred by National Grid Company in balancing the system in the period up to 31 March 2003. The transmission licence provides that, if external costs are below £460 million in the 365 days up to 31 March 2003, National Grid Company will retain 60 per cent. of the savings up to a maximum potential income of £60 million. If external costs are more than £460 million, National Grid Company will bear 50 per cent. of the excess up to a maximum potential liability of £45 million. Targets have also been set for internal costs associated with balancing the system, which are subject to the same percentage sharing factors as for external costs.

(iv)	Procurement of ancillary services

Ancillary services are included within the balancing services described in section 4.1.4 above. National Grid Company is able to recover the costs incurred in procuring ancillary services as part of its balancing services activity.

(v)	Other transmission revenue

National Grid Company also undertakes maintenance work for generators and distributors. Charges for these services are unregulated.

Part II — Information on National Grid Group

(vi)	Financial summary

UK transmission turnover was £1,241.8 million in the year ended 31 March 2002 (2001: £1,315.6 million, 2000: £1,319.7 million); operating profit in the same period, before exceptional reorganisation costs, amounted to £524.7 million (2001: £486.3 million, 2000: £523.1 million).

4.2	UK interconnectors

National Grid Group has ownership interests in interconnectors with France and Scotland. Arrangements for the auctioning of the capacity of the French interconnector are described below. National Grid Company is required to set its charges for use of the Scottish interconnector to recover no more than a reasonable rate of return on the capital represented by the interconnector. However, it is expected that following the introduction of BETTA, described in section 4.1.1 above, there will be no special charging arrangements for the Scottish interconnector.

Operating profit from UK interconnectors in the year ended 31 March 2002 was £19.8 million (2001: £42.8 million, 2000: £46.6 million). The reduction in operating profit for interconnectors in the year ended 31  March 2002 is largely attributable to the fall in wholesale electricity prices in England and Wales, which limited the value of capacity to users of the French interconnector.

4.2.1	France

The interconnector with France has a nominal transfer capability of 2,000 MW in either direction and consists of four pairs of submarine cables, together with land-based equipment on either side of the English Channel. National Grid Company owns two pairs of cables and the land-based equipment on the English side, the remaining assets being owned by Gestionnaire du Reseau de Transport d’Electricité (“RTE”), the transmission division of Electricité de France.

National Grid Company auctions (jointly with RTE) blocks of interconnector capacity to third parties on timescales ranging from three years to one day. Auctions of three-year and one-year blocks representing approximately sixty per cent. of the total capacity of the interconnector have been completed. An auction for 300 MW capacity from April to June 2002 has also been held and the remaining capacity is being offered in daily auctions.

4.2.2	Scotland

National Grid Company’s transmission network is interconnected with that of Scottish Power plc, which in turn is interconnected with that of Scottish and Southern Energy plc. National Grid Company owns the interconnector assets up to the national boundary between England and Scotland. The full transfer capability of the National Grid Company’s interconnector assets is currently made available under contract to Scottish Power plc and Scottish and Southern Energy plc, which pay charges to National Grid Company for use of its assets based on the availability of the interconnector.

The interconnector currently has a nominal transfer capability of 1,600 MW, but this is often limited by system conditions to lower levels. Under the terms of an agreement with Scottish Power plc and Scottish and Southern Energy plc, work is in progress to increase the capability of the interconnector to 2,200 MW. Full availability of this increased capability awaits completion of a new transmission line in North Yorkshire.

4.2.3	Interconnector business development

National Grid Group’s strategy is to extract value from its interconnector skills by designing, building and operating new interconnectors where there is potential for trading between electricity markets. National Grid Group is currently investigating the potential for new interconnectors between England and Norway, between England and the Netherlands and between Wales and the Republic of Ireland. National Grid Group’s involvement in the Basslink interconnector project in Australia is described in section 4.4.3 below.

4.3	United States

4.3.1	Introduction

National Grid Group entered the US market in 2000 through the acquisition of NEES and EUA at a cost of approximately £2.1 billion and £0.4 billion respectively (excluding any assumed debt). On 31 January 2002, National Grid Group completed its acquisition of Niagara Mohawk at a cost of approximately £2.2 billion (excluding any assumed debt), more than doubling the size of its US business. These three companies now operate as National Grid USA.

In aggregate, National Grid USA operates a network of approximately 12,000 miles of transmission lines and 72,000 miles of distribution lines, within a distribution service territory of almost 30,000 square miles located in Massachusetts, Rhode Island, New Hampshire and New York. It is the leading electricity transmission and distribution service provider in the north-eastern US by reference to energy delivered and length of transmission network and the ninth largest utility in the US, as measured by the number of electricity distribution customers, which exceeds 3.2 million. It also operates a natural gas delivery system of over 8,000 miles of pipelines and mains serving over 500,000 customers in New York State. Following completion of the acquisition of Niagara Mohawk and its integration into National Grid Group’s existing US operations, National Grid USA’s electricity transmission and distribution and gas distribution businesses have been organised into two divisions, New England and New York.

In addition, National Grid USA owns minority interests in three nuclear generating units which are permanently shut down and in two operating nuclear generating units which it is in the process of divesting, together with a telecommunications company, NEESCom, which are described in greater detail in sections 4.3.6 and 4.5.4 below.

4.3.2	Financial summary

The total operating profit, before exceptional costs and goodwill amortisation, of National Grid USA in the year ended 31 March 2002 was £378.3 million (2001: £293.6 million). The New England division included:

–	£165.6 million (2001: £154.8 million) from electricity distribution;

–	£60.3 million (2001: £49.6 million) from electricity transmission;

–	£17.3 million (2001: £22.3 million) from the US-Canada interconnector;

–	£44.3 million (2001: £61.7 million) from stranded cost recovery and generation; and

–	£5.1 million (2001: £7.9 million) from nuclear generation joint ventures.

The contribution from the New York division (formerly Niagara Mohawk) for the two months following completion of the acquisition of Niagara Mohawk on 31 January 2002, included:

–	£66.8 million from electricity; and

–	£17.0 million from gas.

The acquisition of Niagara Mohawk was earnings enhancing after goodwill amortisation but before exceptional costs.

The summary above does not show comparative figures for the year ended 31 March 2000 for National Grid USA as the company was created on 22 March 2000, through the acquisition of NEES. As a result of the short period of ownership, the operating profit of National Grid USA in the year ended 31 March 2000 was not material and is therefore not presented.

4.3.3	Electricity – New England

National Grid USA owns and operates a network of approximately 31,000 miles of distribution lines and 3,000 miles of transmission lines in Massachusetts, Rhode Island and New Hampshire, serving over 1.7 million customers.

(i)	Operating environment

(a)	Electricity industry restructuring

The electricity industries in Massachusetts, Rhode Island and New Hampshire have been restructured to promote competition in the electricity market and to give customers a choice of electricity supplier.

Prior to this industry restructuring, the New England electricity distribution companies now forming part of National Grid USA supplied electricity to all retail customers in their respective service territories and purchased all of their electricity requirements from their transmission affiliate NEP. Since the restructuring, National Grid USA’s New England electricity distribution companies have opened their retail markets to competition and NEP has sold, or is in the process of selling, its remaining generating capacity.

Part II — Information on National Grid Group

(b)	Standard offer and default obligations

As part of the electricity industry restructuring arrangements, National Grid USA’s New England electricity distribution companies are required to make electricity supply available to certain customers in their respective service territories under transitional arrangements known generally as standard offer service.

Standard offer service is available to retail customers who have chosen not to select an alternative supplier. In the year ended 31 March 2002, approximately two-thirds of electricity delivered by National Grid USA’s New England electricity distribution companies was on standard offer terms. Almost all of the electricity required to supply standard offer customers in New England is purchased by National Grid USA under contracts whose terms substantially match the duration of the requirement to provide standard offer service. The standard offer terms allow for rates to be adjusted for changes in fuel prices, subject to regulatory approval.

The New England electricity distribution companies are also obliged to make a default service available to customers who are not eligible for standard offer service and have not obtained electricity supply from an alternative supplier. In Massachusetts, default service is also available to new customers, defined as customers who started taking service after 1 March 1998. National Grid USA purchases electricity under short-term wholesale contracts to meet the requirements of default service customers. Under the regulatory settlements, electricity purchase costs incurred by National Grid USA’s New England electricity distribution companies for the default service are passed on to customers.

(c)	Stranded cost recovery

Under the regulatory settlements associated with the industry restructuring described in section 4.3.3(i)(a) above, NEP is permitted to recover the costs associated with investment in generating capacity, including investments in nuclear generation and related decommissioning contributions and contractual commitments which were not recovered from the sale of its generating capacity and, where applicable, a return on those costs. NEP recovers these costs, which are known as stranded costs, from its wholesale customers, including National Grid USA’s New England electricity distribution companies, through contract termination charges. The electricity distribution companies are permitted in turn to recover these costs through delivery charges to all retail customers. The return on the stranded costs and generation contributed £44.3 million to National Grid Group’s operating profits in the year ended 31 March 2002 (2001: £61.7 million). The recovery of stranded costs reduces the stranded cost base on which NEP is allowed to earn a return. As a consequence, the future contribution of this segment to National Grid Group’s operating profits will decrease.

(ii)	Electricity distribution

In New England, National Grid USA has four electricity distribution companies which are:

•	Massachusetts Electric, which serves approximately 1.2 million customers in Massachusetts;
•	Narragansett Electric, which serves approximately 460,000 customers in Rhode Island;
•	Granite State Electric, which serves approximately 38,000 customers in New Hampshire; and
•	Nantucket Electric, which serves approximately 11,000 customers on Nantucket Island, off the coast of Massachusetts.

The companies have entered into agreements approved by their respective regulators which provide for rate reductions for electricity delivery and (with the exception of Granite State Electric) other provisions to ensure that service quality is maintained or improved. The performance of Massachusetts Electric, Narragansett Electric and Nantucket Electric in terms of service quality during the year to 31 March 2002, resulted in these companies incurring penalties of $6.6 million in aggregate.

(a)	Massachusetts Electric

Under the Massachusetts Electric distribution rate plan approved by the Massachusetts Department of Telecommunications and Energy, distribution rates were reduced by $10 million on 1 May 2000 and will remain frozen until the end of February 2005. From March 2005 to the end of December 2009, distribution rates will be indexed to the average of distribution rates of similarly unbundled investor-owned utilities in New England, New York, New Jersey and Pennsylvania. Massachusetts Electric has agreed that increases in its distribution rates will initially be capped at 90 per cent. of the regional average. Based on a pre-determined formula, annual merger-related savings achieved up to the end of 2009 will be calculated and shared equitably between customers and Massachusetts Electric from January 2010 until May 2020. The rate plan also includes annual service quality incentives or penalties of up to 2 per cent. of annual distribution and transmission revenue, which equates to approximately $13 million a year, based on performance in areas including reliability and customer satisfaction.

(b)	Narragansett Electric

Under the rate plan for Narragansett Electric approved by the Rhode Island Public Utilities Commission (‘‘RIPUC’’), distribution rates were reduced by approximately $13 million on 1 May 2000 and will remain frozen until 31 December 2004. During the rate freeze, Narragansett Electric is permitted to retain earnings up to 12 per cent. return on equity. Any earnings between 12 per cent. and 13 per cent. will be shared equally with customers. If earnings exceed 13 per cent., the excess will be divided between customers and the company, with customers receiving 75 per cent.

From 1 January 2005, distribution rates will be set by the RIPUC in accordance with Narragansett Electric’s cost of service. From that date until the end of 2019 the company will be able to include in its cost of service half of any proven savings achieved since the merger of two former EUA distribution companies into Narragansett Electric. Narragansett Electric will file evidence of the merger savings with the RIPUC in either 2002 or 2003, at the company’s option, and these savings will be subject to further verification in 2007.

The Narragansett Electric rate plan also contains service quality provisions based on penalties for poor performance in areas including reliability and customer satisfaction. Good performance in one category can generally be used to offset penalties in other categories. The service quality provisions include penalties of up to $2.4 million in any year for poor performance.

(c)	Granite State Electric and Nantucket Electric

The current rates for Granite State Electric are subject to regulation by the New Hampshire Public Utilities Commission and became effective in July 1998. Nantucket Electric’s distribution rates are linked to Massachusetts Electric’s rates and became effective on 1 May 2000.

(iii)	Electricity transmission and interconnector

In New England, National Grid USA’s network of approximately 3,000 miles of transmission lines is operated and maintained by its subsidiary NEP. NEP also delivers electricity in bulk to National Grid USA’s four New England electricity distribution companies. It receives transmission revenues under local and regional transmission tariffs. Transmission rates are regulated by the FERC and enable NEP to recover its costs of providing transmission services, including a return on capital employed.

The despatch of generation and transmission across New England is performed under the authority of an independent system operator, ISO New England, Inc.

The electricity networks in New England are interconnected with that of Hydro Quebec in Canada through an interconnector which has a nominal transfer capability of 2,000 MW. National Grid USA has ownership interests in the interconnector and derives revenues from providing rights of use to third parties.

4.3.4	Electricity and gas – New York

In New York, National Grid USA owns and operates over 41,000 miles of electricity distribution lines and 9,000 miles of transmission lines, with an interconnection to its New England electricity system, together with a gas delivery system of over 8,000 miles of pipelines and mains, through its recently acquired subsidiary, Niagara Mohawk. Niagara Mohawk has over 1.5 million electricity distribution customers. It also has over 500,000 retail gas customers in the residential and business sectors and offers transportation of gas purchased by customers directly from suppliers.

Electricity distribution and transmission are presented together for the New York division as they are fully integrated. There is no separate company owning and operating the transmission assets as in New England. The despatch of generation and transmission across New York is performed under the authority of an independent system operator, New York ISO.

(i)	Rate regulation

Niagara Mohawk’s distribution and transmission rates are regulated by the NYPSC and the FERC respectively. As in New England, regulatory initiatives in New York State have encouraged the separation of electricity generation, transmission and distribution in order to promote competition and reduce prices to customers. A restructuring plan approved by Niagara’s Mohawk’s regulator, the NYPSC, and introduced in 1998 required that all customers should be allowed to choose their electricity supplier by the end of 1999 and provided for reductions in residential, commercial and industrial rates. Niagara Mohawk was permitted to recover the stranded costs associated with its restructuring, including costs arising from the divestiture of generation assets at less than book value, and with the buy-out of some of its contractual commitments to purchase electricity at over-market prices from independent power producers. Since September 2001, the restructuring plan has permitted Niagara Mohawk to pass through to customers the full commodity cost of power.

The restructuring plan also included a gas rate agreement with the NYPSC which provides for a freeze on gas delivery rates until the end of August 2003, but permits Niagara Mohawk to pass through to customers gas commodity and transportation costs. Niagara Mohawk is able to earn a threshold return on equity of 10 per cent., or up to 12 per cent. if certain customer migration and customer awareness targets are achieved, and is required to share with customers earnings above this threshold.

As part of the regulatory approval process for the acquisition of Niagara Mohawk, a ten-year rate plan was approved by the NYPSC on 28 November 2001. Under the terms of the plan, the existing freeze on gas delivery rates will continue until the end of 2004. Electricity delivery rates will be reduced by $152 million and will then be subject to only limited adjustments for a period of ten years. However, Niagara Mohawk’s ability to adjust rates to reflect changes in the forecast commodity prices of oil and gas will continue. The balance of stranded costs recoverable in the future was reduced by the write-off of $123 million associated with the sale of the Nine Mile Point nuclear power plants described in section 4.3.6 below and will be further reduced by approximately $850 million pursuant to their disposal. Niagara Mohawk will be permitted to earn a return on its remaining stranded costs. Under the plan, Niagara Mohawk will be allowed to earn a return on equity of up to 11.75 per cent. or 12.0 per cent. if certain customer education targets are met. Returns above this level up to 14.0 per cent. will be shared equally between customers and Niagara Mohawk. If returns exceed 14.0 per cent. but are below 16.0 per cent., customers will receive 75 per cent. of the excess with Niagara Mohawk receiving the balance. Should returns exceed 16.0 per cent., customers will receive 90 per cent. of the excess with the balance being retained by Niagara Mohawk. The merger rate plan also contains service quality provisions based on penalties of up to $24 million annually if defined customer service goals are not achieved.

(ii)	Standard offer and default service obligations

Niagara Mohawk is the provider of last resort for its customers who do not exercise their right to choose a new supplier. As of 31 March 2002, Niagara Mohawk provides electricity supply to 85 per cent. of its customer load. Niagara Mohawk no longer owns any electricity generation facilities and meets its electricity supply requirements through purchased power agreements and open market purchases. These costs are passed on to customers.

(iii)	Stranded cost recovery

Under its regulatory settlement, Niagara Mohawk is allowed to recover part of the costs associated with its investment in generating capacity – stranded costs – from its customers. As part of the ten-year rate plan described in section 4.3.4(i) above, Niagara Mohawk agreed to forgo the collection of approximately $850 million in nuclear-related stranded costs, but is allowed to recover a return on equity of 10.60 per cent. on the remaining regulatory assets associated with its stranded generation costs. These costs will be fully recovered during the rate plan. In addition, any variable stranded costs associated with above market purchased power agreements will also be fully recovered, whether they occur during or after the rate plan period.

4.3.5	Transmission market reform and future developments

The transmission sector in the US is undergoing fundamental structural change. The FERC’s objective is to create a seamless, national competitive wholesale electricity market supported by adequate generation and transmission infrastructure. To this end, it is encouraging electricity utilities to separate their market activities from the ownership, operation and control of transmission assets. In its Order 2000, the FERC required electricity utilities to file proposals for transferring the management of such assets to RTOs.

The FERC has indicated that it wants RTOs to have a large geographic scope. However, it has not yet been determined which RTO will cover the New England and New York regions.

National Grid continues to evaluate how best to participate in the development of the transmission sector in the US. Within the New England and New York regions, National Grid is discussing with a number of other transmission owners the possible formation of an independent transmission company within an RTO. In other regions of the US, National Grid’s participation may involve the acquisition and operation of the transmission assets of participants in RTOs.

In November 2001, National Grid announced that it had entered into an agreement with the proposed Alliance RTO. Since the original agreement, the Alliance RTO concept has undergone change in response to orders issued by the FERC. Under orders issued in December 2001 and April 2002, the members of the Alliance would be allowed to function as an independent transmission company under the umbrella of another organisation acting as RTO. In addition, in May 2002, discussions began among members of the Alliance, National Grid USA and two other RTOs as to whether the Alliance should be divided and operate under those two RTOs. The ultimate shape and operation of the Alliance are both uncertain and are subject to further agreements among the parties and approval from the FERC.

4.3.6	Generation

National Grid USA has historically had ownership interests in six nuclear generating units in New England and two nuclear generating units in New York through NEP and Niagara Mohawk respectively. Three of the units in New England have been permanently shut down. These are Yankee Atomic (in which it owns 34.5 per cent.), Maine Yankee (in which it owns 24 per cent.) and Connecticut Yankee (in which it owns 19.5 per cent.). Of the three New England units that are still in operation, NEP’s interest in Millstone 3 has been sold and its interests in the two remaining New England units, Vermont Yankee (in which it owns 23.9 per cent.) and Seabrook (in which it owns 9.96 per cent.) are in the process of being sold.

Vermont Yankee Nuclear Power Corporation, the operator of Vermont Yankee, announced on 15 August 2001 that it had agreed to sell the generating unit, including NEP’s interest, to Entergy Corporation for $180 million. Under this agreement, NEP’s portion of the sale proceeds would be approximately $40.5 million. The agreement also provides for the transfer of associated decommissioning obligations to Entergy Corporation which will assume decommissioning liability for the plant. The sale is subject to the approval of the Public Service Board of Vermont, the US Nuclear Regulatory Commission, the FERC and other regulatory authorities.

On 15 April 2002, eight of the 11 joint owners of Seabrook announced that they reached an agreement to sell their combined 88.2 per cent. interest in Seabrook to FPL Group, Inc. for $836.6 million. Under this agreement, NEP’s portion of the gross sales proceeds would be approximately $94.1 million, whilst FPL Group, Inc. will assume responsibility for ultimate decommissioning of Seabrook and receive the Seabrook decommissioning funds, including a top-up payment by NEP and other sellers. Pursuant to pre-existing agreements with the non-selling owners of Seabrook (Massachusetts Municipal Wholesale Electric Company, the Taunton Municipal Lighting Plant, and the Hudson Light and Power Department), NEP will first offer its interest in Seabrook to the non-selling owners on equivalent terms offered by FPL Group. The non-selling owners will then have two months to notify NEP if they will purchase NEP’s interest in Seabrook. The sale is subject to the approval of the US Nuclear Regulatory Commission, the FERC and other state and federal authorities and is expected to be completed by the end of 2002.

Until the sales of the Vermont Yankee and Seabrook units are complete, NEP will share with customers, through contract termination charges, 80 per cent. of the revenue and operating cost relating to its interest in these units, with the remaining 20 per cent. going to its operating profit or loss.

For each nuclear generating unit in which it retains an interest, NEP is liable for funding its pro rata share of costs, including the estimated costs of decommissioning. A decommissioning trust fund has been established by the operator of each unit, to which NEP is contributing its pro rata share of the estimated costs of decommissioning.

As set out in section 4.3.3(i)(c), NEP is able to recover the costs associated with its investment in nuclear generation, including decommissioning contributions, through contract termination charges. Net proceeds from sales of nuclear generating units have been and will be credited against future contract termination charges.

Niagara Mohawk completed the disposal of its interests in nuclear generating units with the sale of Nine Mile Point Nuclear Power Station No. 1 and its 41 per cent. interest in Nine Mile Point Nuclear Power Station No. 2 to a subsidiary of Constellation Energy Group, Inc., announced on 7 November 2001. The sale agreement provided for a partial payment at closing and then five annual principal and interest payments. At closing, Niagara Mohawk received $104 million for Nine Mile Point Nuclear Power Station No. 1 and $167 million for its 41 per cent. interest in Nine Mile Point Nuclear Power Station No. 2. In April 2002 the buyer elected to prepay the annual payments of $261.5 million, which include interest of $11.7 million. Under the terms of the NYPSC’s approval of the sale, Niagara Mohawk’s regulatory rate base will be reduced by the full amount of the principal but not by the interest payable.

On completion of the sale, Niagara Mohawk transferred to the buyer its existing decommissioning funds. The buyer assumed responsibility for all future decommissioning costs and Niagara Mohawk has no further obligation to pay decommissioning costs. The transaction includes two purchased power agreements under which the buyer will provide electricity to Niagara Mohawk at fixed prices for approximately eight years (Nine Mile Point Nuclear Power Station No.1) and ten years (Nine Mile Point Nuclear Power Station No.2). After the

Part II — Information on National Grid Group

completion of the Nine Mile Point Nuclear Power Station No.2 purchased power agreement, a revenue sharing agreement begins, which will provide a hedge against electricity price increases.

4.3.7	Other generation-related businesses

In November 2001, Niagara Mohawk sold Niagara Mohawk Energy Marketing, Inc., its unregulated energy marketing business to Select Energy, Inc. for approximately $38.5 million.

National Grid USA has a 50 per cent. interest in Canadian Niagara Power Company Limited. In March 2002, National Grid USA announced an agreement to sell its interest to the remaining owner, Fortis Inc., for Canadian $49 million, including Canadian $35 million cash and Canadian $14 million of assumed debt. The sale is subject to Canadian regulatory approval.

4.4	Other electricity businesses and projects

4.4.1	Transener and Transba

National Grid Group has a 42.5 per cent. interest in Citelec, which in turn has a 65 per cent. holding in Transener, which has an exclusive concession to operate the principal transmission system in Argentina. This concession is for an initial period of 15 years starting in 1992, with a right to re-tender thereafter for further ten-year periods up to a maximum of 95 years. In 1997, Transener acquired a majority interest in Transba, the transmission company for the province of Buenos Aires.

Despite Transener performing well in local terms, it has experienced a significant reduction in revenues in US dollar terms as a result of the devaluation of the Argentine peso coupled with the introduction of legislation invalidating the clauses of Transener’s licence which effectively fixed tariffs in US dollar terms. The devaluation of the Argentine peso has also adversely affected Transener’s balance sheet, as its borrowings are denominated in US dollars. On 22 April 2002, Transener announced that it had suspended principal and interest payments on its financial indebtedness of $466 million. Transener has retained a financial adviser to assist in the restructuring of all of its financial indebtedness and is renegotiating its concession contract with the Argentine Government, in parallel with other privatised utilities. National Grid Group has accounted for its share of Transener’s non-cash exceptional foreign exchange losses of £92.5 million in its results for the year ended 31 March 2002.

4.4.2	CEC

National Grid Group has a 38.5 per cent. interest in CEC, which owns and operates an electricity transmission network of some 500 miles supplying electricity to the mines of the Zambian Copperbelt. Following completion of the privatisation process of the Zambian mining industry in March 2000, CEC experienced steadily increasing customer demand due to increased mining activity. Anglo American plc has recently announced that it intends to withdraw from its investment in Konkola Copper Mines plc, a major customer of CEC’s. A working party involving Anglo American plc, the Zambian Government and the World Bank is examining options for keeping the Konkola mines operational.

4.4.3	Basslink

In February 2000, National Grid Group was selected by the Basslink Development Board to design, construct, operate and maintain the Basslink, a 600 MW interconnector linking the electricity network on the island state of Tasmania to the transmission network in the state of Victoria on the Australian mainland. Draft environmental approval for the construction of the interconnector was given in March 2002, with the final approval expected in July 2002. Subject to receipt of a satisfactory final environmental approval, National Grid Group estimates that it will need to invest a total of £250 million to complete the project.

4.4.4	Financial summary

National Grid Group’s share of the operating profit of its electricity joint ventures in Argentina and Zambia for the three years ended 31 March 2002 was as follows:

	Year ended 31 March

	2002	2001	2000
Group’s share of operating profit	£m	£m	£m

Argentina (Transener and Transba)	24.8	14.3	10.4
Zambia (CEC)	4.4	4.3	4.0

4.5	Telecommunications businesses

In telecommunications, National Grid Group intends to concentrate on opportunities which leverage its expertise and assets to provide infrastructure services to the mobile telecommunications industry.

National Grid Group’s current telecommunications interests comprise wholly-owned infrastructure businesses in the UK and US, its holding in Energis and joint ventures in Poland and Latin America.

In November 2001, National Grid Group announced its intention to substantially withdraw from its telecommunications investments in Latin America. In May 2002, National Grid Group announced its decision to withdraw from the remainder of its investments in alternative telecommunications network operators, writing down in full the carrying value of its investments in Energis and Poland and providing for all expected related liabilities. In total, National Grid Group incurred a net exceptional charge of £754.5 million in its results for the year ended 31 March 2002 relating to its investments in Latin America, Energis and Poland. Nonetheless, despite these exceptional charges, National Grid Group’s overall investment in the alternative telecommunications network sector has generated over £1.0 billion of net value for its shareholders.

4.5.1	Energis

Energis is focused on the business marketplace, offering advanced fixed and mobile services, data networks and internet and e-commerce services. Following a series of strategic disposals, National Grid Group’s economic interest in the share capital of Energis is currently 32.5 per cent. The market value of this interest is £8.2 million, based on the Energis Closing Price of 1.45 pence per Energis share.

Energis is, along with other major telecommunications companies, facing a challenging period as a result of the decline in the global telecommunications market. Energis is in discussion with both its lenders and bond holders with the aim of restructuring its obligations to those parties. Such a restructuring could result in significant dilution to National Grid Group’s shareholding in Energis. National Grid Group has therefore taken the decision to fully write down the carrying value of £392.1 million relating to its 32.5 per cent. shareholding in Energis. While National Grid Group retains two seats on the Energis board of directors, it is not involved in the day-to-day management of the business.

In the year ended 31 March 2002, National Grid Group has only recorded its share of Energis’ operating losses for the six months to 30 September 2001, as Energis had not announced its results for the year ended 31 March 2002 when the National Grid Group accounts for the period were signed. National Grid Group’s share of Energis’ operating losses for the six months ended 30 September 2001 was £3.7 million before exceptional items and goodwill amortisation.

4.5.2	Energis Polska

National Grid Group has an interest of 48.75 per cent. in Energis Polska, a joint venture company in which its partners are Energis, PKP and P.T Centrala Sp. zo.o.

Energis Polska targets the corporate and carrier market in Poland with a range of data and voice services using a network based largely on existing optical fibre leased from PKP, connecting major cities across Poland and interconnecting with European networks. As a result of the financial constraints described in section 4.5.1 above, Energis is seeking a buyer for its 48.75 per cent. stake in the joint venture. Consequently, National Grid is seeking a new partner or a buyer for Energis Polska. Its share of Energis Polska’s operating losses for the year ended

Part II — Information on National Grid Group

31 March 2002 was £6.6 million, and in addition National Grid Group has provided for the investment and associated liabilities of £109.8 million.

4.5.3	Latin American businesses

National Grid Group has interests in three Latin American telecommunications businesses.

In Brazil, National Grid Group has a 50 per cent. interest in JVCO, the ultimate parent undertaking of Intelig, which provides long-distance and international telephone and data services. National Grid Group’s partners in the joint venture are Sprint Corporation and France Telecom S.A., each of which has an interest of 25 per cent.

In Chile, National Grid Group has a 30 per cent. interest in ManquehueNet, which provides local telephone services in Santiago and also offers long-distance telephone, internet and cable TV services. Most of the customers are residential but the company is refocusing on the business market. The other partners in ManquehueNet are Williams Communications Group Inc., Metrogas S.A., Inversiones El Roble Limitada and Xycom Development Chile S.A.

In Argentina, National Grid Group has a 50 per cent. interest in Silica Networks which has been developing a broadband communications loop linking Buenos Aires in Argentina to Santiago in Chile and connecting major cities along the route. Silica Networks launched services in May 2001. National Grid Group’s joint venture partners are ManquehueNet and Williams Communications Group Inc. which own 30.1 per cent. and 19.9 per cent. respectively.

Against the backdrop of the general downturn in the telecommunications sector and difficult economic conditions in the region, National Grid Group announced a strategic review of its Latin American telecommunications investments on 4 October 2001. In the light of this review, National Grid Group decided to fully write down the carrying value of its Latin American telecommunications investments and provide for all expected related liabilities, incurring an exceptional charge of £290.4 million in its interim results for the year ended 31 March 2002 as announced in November 2001. National Grid Group continues to progress its withdrawal from Intelig, Silica and ManquehueNet.

4.5.4	NEESCom

National Grid USA’s wholly-owned subsidiary NEESCom builds fibre optic networks and provides facilities and fibre capacity to telecommunications service providers and to other customers who require dark fibre. The network links sites in Massachusetts, Rhode Island and New Hampshire and has recently been extended to Albany in New York State. NEESCom will also consider new opportunities in the US telecommunications market.

4.5.5	GridCom

GridCom, a wholly-owned subsidiary of National Grid, was launched in spring 2001 to provide a range of infrastructure services to fibre and wireless telecommunications network operators. GridCom draws on National Grid Group’s project management skills and electricity infrastructure (comprising approximately 22,000 transmission towers across England and Wales) to capitalise on demand for new base station sites. This demand is principally driven by the needs of second and third generation mobile telecommunications operators to install new infrastructure and the sensitivity of the public to the installation of new masts.

GridCom has entered into a contract with Hutchison 3G UK Limited under which it could provide up to 1,000 mobile telephone base stations, thereby substantially expanding National Grid Group’s position in the UK mobile telecommunications infrastructure market. Discussions with other operators are at an advanced stage.

National Grid Group is actively looking for opportunities to build on this success, in line with its strategy to focus on opportunities which leverage its core infrastructure skills and assets, and is seeking to develop a similar business in the US.

5.	Environment

National Grid Group is subject to environmental laws and regulations and recognises that the minimisation of environmental impact is an essential part of its business. Where practicable, it implements environmental management systems which are externally verified, certified and audited in accordance with the international ISO 14001 environmental system standard and carries out audits of its environmental policies, procedures, operating practices and assets.

5.1	Prevention of water pollution

Transformers and underground cables contain oil which may, in exceptional circumstances, pose a risk to the environment and in particular to adjacent surface waters or groundwaters. In the UK, National Grid Group is upgrading containment systems and installing new oil/water separators at substations and refurbishing cable joint bays in sensitive areas to reduce the risk of leakage. A programme of spill containment, control and countermeasures at over 300 US substations has been completed and oil release contingency plans for cables have been put in place.

5.2	Site assessment and remediation

In the UK, National Grid Group has completed land contamination surveys at over 70 of those substations considered to have the potential to be contaminated by oil from past activities. At 19 of these sites, potential risks to the environment have been identified and a programme to establish the full extent of remediation work required started in April 2001.

In the US, National Grid USA is aware of 109 manufactured gas sites, mainly in New York State, Massachusetts and Rhode Island, associated with the former generation activities of predecessor companies of National Grid USA. National Grid USA has reported the existence of all manufactured gas sites of which it is aware to state environmental regulatory agencies and is engaged in various stages of investigation and remediation at over 89 sites. In Massachusetts and New York State, regulatory agreements provide for recovery from customers of the remediation costs of former manufactured gas sites and certain other hazardous waste sites. In Rhode Island, a regulatory agreement provides for the recovery from customers of the remediation costs of former manufactured gas plants incurred during the rate freeze period.

5.3	Electric and magnetic fields

National Grid Group recognises that the public has concerns about the possible health effects of the electric and magnetic fields that arise from, amongst other sources, the transmission, distribution and use of electricity. Research into this issue has been in progress across the world for many years, including independent research for which National Grid Group provides financial support.

The European Council of Ministers has adopted a recommendation on the limitation of exposure of the general public to electric and magnetic fields, based on guidelines issued by the International Commission on Non-Ionising Radiation Protection. The recommendation, which contains certain qualifications, is addressed to the governments of EU member states rather than to individual companies. The UK Government is considering how the qualifications should be interpreted and how, if at all, the recommendation should be adopted in the UK.

In the UK, National Grid Company carries out its operations in line with guidance issued by the National Radiological Protection Board, an independent statutory body, which has stated that it is considering the implications of the recommendation of the European Council of Ministers.

In the US, National Grid USA keeps the subject of electric and magnetic fields under review.

6.	Occupational health and safety

National Grid Group recognises the importance of occupational health and safety management and seeks to manage risk effectively in order to ensure that its activities, services and products do not harm employees, contractors, customers or members of the public. In 2001, National Grid Group appointed independent external consultants who have carried out a comprehensive assessment of its safety performance and procedures in the UK and the US. National Grid Group is in the process of implementing recommendations arising from this assessment.

7.	Corporate governance and internal control

National Grid maintains its own code of corporate governance in the form of a Code of Business Practice constructed around the Principles of Good Governance contained in the Combined Code appended to the Listing Rules. As recommended by the Combined Code, the Board has established an Audit Committee, a Remuneration Committee and a Nominations Committee.

The Audit Committee currently consists of four Non-executive Directors and is responsible for considering the annual accounts and interim statements and for discussing with the external auditors issues arising from their audit. It reviews the scope and extent of the internal and external audit work plans and internal control processes and considers, on behalf of the Board, the effectiveness of National Grid Group’s system of internal control.

Part II — Information on National Grid Group

The Remuneration Committee currently consists of three Non-executive Directors and is responsible for determining all aspects of Executive Directors’ compensation, drawing on advice from independent external remuneration consultants and internal advisers.

The Nominations Committee currently consists of the Chairman, the Group Chief Executive and two Non-executive Directors. It is responsible for considering and recommending the reappointment of existing Directors, for identifying and selecting potential new Directors and for proposing to the Board the appointment of new Directors.

8.	Employees

The average numbers of employees of National Grid Group in the three years ended 31 March 2002 and the total number at 31 March 2002 were as follows:

		Average for the year ended 31 March
	At 31 March
	2002	2002	2001	2000

Europe	3,082	3,296	3,662	3,651
North America (excluding Niagara Mohawk)	3,846	3,874	3,836	140
Niagara Mohawk	6,287	1,048	—	—
Latin America	14	17	17	13
Rest of the World	7	8	8	6

	13,236	8,243	7,523	3,810

The vast majority of employees in Europe are either directly or indirectly employed in the transmission of electricity in the UK. The vast majority of employees in North America are either directly or indirectly employed in the transmission and distribution of electricity in the US. Some employees in North America are either directly or indirectly involved in the distribution of gas.

PART III

INFORMATION ON LATTICE GROUP

1.	Overview of Lattice Group

The principal activities of Lattice Group are the ownership, operation and development of the substantial majority of the natural gas transportation network in Britain through its wholly-owned subsidiary, Transco. Gas is transported on behalf of approximately 45 “shippers” either to consumers or third party pipeline systems. Transco’s activities provided 95.2 per cent. of Lattice Group’s turnover in the fifteen month period to 31 March 2002.

The transportation system comprises approximately 4,100 miles of high-pressure National Transmission System (“NTS”) pipelines and around 170,300 miles of lower pressure local transmission and distribution pipelines.

Transco’s regulated activities are separated into three main areas:

•	National Transmission and Trading, which is responsible for the commercial and operational management of gas flows through Transco’s network;
•	the Regional Networks, which are responsible for investment in and maintenance of the local gas pipeline network; and
•	Metering and Meter Reading services, which provide metering, meter reading and associated services.

Lattice Group also owns a number of asset and services businesses not subject to price regulation, which are managed through Lattice Enterprises.

In addition, Lattice Group has a number of telecommunications interests, principally SST and 186k. SST provides a complete service offering to UK mobile telecommunication operators in Britain by acquiring, building, leasing and managing sites for base stations and radio masts, in support of wireless networks. 186k provides network services through its recently completed 1,250 miles fibre optic backbone network. In light of the deteriorating market conditions, the strategic options for 186k are currently being reviewed.

2.	History

The UK gas industry was nationalised in 1948 and the British Gas Corporation was established in 1973. In April 1986, British Gas was incorporated as a public limited company and, in December 1986, the UK Government sold substantially all of its shareholding in British Gas to the public. With effect from 17 February 1997, Centrica, which was then primarily a supplier of gas to end users, was demerged from British Gas, which was then renamed BG. Following the Centrica demerger, BG retained the gas transportation and storage businesses, the majority of the exploration and production business, the international downstream business, the research and technology business, the leasing business and the property division of British Gas.

In December 1999, BG completed a restructuring and refinancing programme which resulted in the formation of a new parent company, BG Group, and involved separating the BG Group’s UK regulated business (Transco) from its other businesses. The restructuring and refinancing created a “ring-fence” around Transco’s regulated operations. The “ring-fence” is designed to ensure the financial, organisational and managerial independence of Transco. As such, it governs, amongst other things, relationships and transactions between Transco and other companies in Lattice Group.

With effect from 23 October 2000, Lattice Group was demerged from BG Group. Following this demerger, Lattice Group comprised the gas transportation business, the liquefied natural gas (“LNG”) element of the storage business, the start-up telecommunications businesses, SST and 186k, and a number of non-regulated businesses including property management, fleet services, a scientific and engineering consultancy and multi-utility infrastructure services.

3.	Financial summary

The following financial information for the 15 months ended 31 March 2002 and the years ended 31 December 2000 and 1999 has been extracted without material adjustment from the comparative table of financial information set out in section 1 of Part V of this document. National Grid Shareholders and Lattice Shareholders should read the whole of this document and not rely just on the summary information below.

Part III — Information on Lattice Group

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002	12 months ended 31 Dec 2000 (a)	12 months ended 31 Dec 2000 (a)	12 months ended 31 Dec 1999 (a)
Summary Lattice Group profit and loss account	£m	£m	£m	£m

Lattice Group turnover	4,121	3,087	3,087	3,129

Lattice Group operating profit including exceptional
operating items	1,039	1,139	1,014	1,261
Share of operating losses in joint ventures	(22)	(4)	(4)	—
Share of exceptional operating items in
joint ventures	(48)	—	—	—

Total operating profit	969	1,135	1,010	1,261
Profit on disposals of other fixed assets	73	25	15	37
Gain on sale of shares by employee share plan	50	—	—	—

Profit on ordinary activities	1,092	1,160	1,025	1,298
Net interest	(481)	(444)	(444)	(357)

Profit on ordinary activities before tax	611	716	581	941
Tax on profit of ordinary activities	(151)	(179)	(198)	(317)
Minority interest	4	—	—	—

Profit for the financial period	464	537	383	624

(a)	The 12 months ended 31 December 2000 historical cost figures have been restated in accordance with FRS 19. The 31 December 2000 modified historical cost and the 31 December 1999 modified historical cost information have not been restated for FRS 19.

During the 15 months ended 31 March 2002, the Lattice Directors decided that Lattice Group should change its accounting convention from modified historical cost to historical cost, to enhance comparability with other utilities. The 12 months ended 31 December 2000 historical cost figures have therefore been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19, which requires full provisioning of deferred tax for all timing differences as at the balance sheet date. Had the accounts been prepared on a modified historical cost basis, the profit for the 15 months ended 31 March 2002 would have been £243 million (12 months ended 31 December 2000 £402 million). FRS 19 has increased profit for the 15 months ended 31 March 2002 by £71 million (12 months ended 31 December 2000 £19 million).

Total Lattice Group turnover for the 15 months ended 31 March 2002 was £4,121 million of which Transco contributed £3,922 million, including £30 million of additional revenue from the spring 2001 NTS capacity auction which is required under the Transco Licence, to be returned to customers. Over the period, Transco’s revenues were significantly diminished by reduced gas throughput arising from the warm weather effect.

Lattice Group’s total operating profit (excluding exceptional items) was £1,382 million of which Transco contributed £1,398 million. During the period Transco incurred increased costs in a number of areas. Following the decision to replace certain types of ductile mains, replacement expenditure increased by £119 million in the 15 months ended 31 March 2002. In addition, the depreciation charge increased by £32 million following a review of meter asset lives. Also, in the 15 months ended 31 March 2002, pension costs increased by £45 million following an actuarial valuation undertaken at 31 March 2001. The total operating loss for telecommunications excluding exceptional items in the 15 months ended 31 March 2002 was £104 million, reflecting start up costs for both 186k and SST, with both businesses having been launched in the second half of 2000.

In the 15 months ended 31 March 2002 exceptional operating items were £413 million. This included a £250 million impairment of 186k’s asset base in light of deteriorating conditions in the telecommunications market, £65 million of restructuring costs, of which £50 million was for the first phase of Transco’s restructuring programme and £15 million related to the restructuring of Advantica (Lattice Group’s technology business). In addition there was a £50 million charge for the impairment of Transco’s LNG storage assets. A further £48 million was incurred for exceptional telecommunications joint venture costs related to the write off of an investment by SST in Sofrer SA, a French tower construction company, as well as goodwill write downs by SST prior to it becoming a wholly-owned subsidiary at the end of October 2001.

Net interest in the 15 months ended 31 March 2002 reflects measures that have been taken to lock in the benefits of the current climate of low interest rates and Lattice Group’s policy of actively managing the interest rate profile of its debt book.

Total operating profit in the 12 months ended 31 December 2000 was £251 million lower than the 12 months ended 31 December 1999 total operating profit, primarily due to the impact of a series of regulatory price cuts in the core Transco businesses (£147 million). The decrease in prices was offset by an increase in volumes transported which generated a year on year increase in turnover of £64 million. A one-off increase in operating costs arose in respect of a charge for potential liabilities arising from the Network Code and other shipper issues (£50 million) and increased replacement expenditure (£49 million) in Transco. Lower operating profit also reflected a reduced pension credit in line with the unwinding of the pension provision in prior years (£18 million) and the operating costs associated with the start up phase of the net telecommunications ventures (£22 million in 186k and £4 million in the towers joint venture).

In the 12 months ended 31 December 2000, exceptional operating costs of £43 million arose in connection with the Demerger. This compared to £20 million of exceptional operating costs related to refinancing costs in the 12 months ended 31 December 1999.

4.	Transco

4.1	Operations

The NTS receives gas from Britain’s six coastal terminals, nine major storage sites (including five LNG sites located at strategic positions on the NTS) and two small onshore fields; it is connected to Europe via interconnectors owned by third parties. The Bacton/Zeebrugge interconnector connects the NTS with continental Europe, allowing both the import and export of gas. Gas is transported through the system to consumers, third party gas transportation systems and to Eire and Northern Ireland via the interconnector at Moffat in Scotland. Transco continues to operate and develop the Network Code which provides the commercial framework for transporting gas.

To ensure sufficient capacity is available in the transportation network, Transco’s licence requires it to ensure that the transportation system be designed to meet a “1 in 20” aggregate peak day demand, after taking into account certain operational factors such as use of storage and interruptible contracts. This is the level of demand that has a probability of being exceeded in only one year in 20, based upon historical weather data for at least the previous 50 years.

Transco is responsible for the safety, development and maintenance of the transportation system. In September 2001, Transco, the Authority and the Health and Safety Executive (“HSE”) concluded discussions on the next phase of mains replacement, resulting in an accelerated programme to replace all remaining iron mains within 30 metres of buildings. This will see some 56,500 miles of iron mains being replaced over the next 30 years.

Transco aims to meet a range of contractual and statutory standards of service covering emergency works, transportation, connections, meter work and complaints.

4.2	Regulatory framework

4.2.1	Structure

The supply, transportation and shipping of gas in Britain are the subject of the licensing and regulatory regime of the Gas Act and the Utilities Act and are regulated by the Authority established by the Utilities Act. In addition, the HSE regulates safety matters relating to the operation of the gas transportation system and the LNG storage business.

The Utilities Act created a principal objective for the Secretary of State and the Authority to carry out their respective functions in a manner best calculated to protect the interests of consumers in relation to gas conveyed through pipes, wherever appropriate by promoting effective competition between persons engaged in, or in commercial activities in connection with, the shipping, transportation or supply of gas so conveyed.

4.2.2	Gas Act and Transco Licence obligations

Transco is authorised to transport gas under the terms of the Transco Licence. Pursuant to the Gas Act, Transco is obliged to develop and maintain an efficient and economical pipeline system for the conveyance of gas in its authorised area and to comply, so far as it is economical to do so, with reasonable requests to connect to the system and convey gas by means of that system to any premises or pipeline system. The Gas Act and the Transco

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Licence also place duties on Transco to avoid undue discrimination or undue preference in the connection of premises or other pipelines or in the terms on which it undertakes the conveyance of gas.

The Transco Licence also provides for the regulation of Transco’s revenue, as set out in section 4.3 below.

4.2.3	Conditions of the Transco Licence

The conditions of the Transco Licence can only be changed in accordance with the mechanisms set out in the Gas Act. The Transco Licence is terminable on ten years’ notice (or earlier in the event of material default) by the Secretary of State, such notice not to be served earlier than 22 August 2011. It is also revocable by the Authority on certain events, including if Transco fails to comply with certain orders made under the Gas Act or competition legislation or in the event of certain circumstances of financial default.

The Transco Licence also contains special “ring-fence” conditions, which were introduced into the Transco Licence with its consent in December 1999. These conditions include requirements on Transco to: carry on only certain activities; ensure that it has sufficient management and financial resources to carry out its business; use reasonable endeavours to maintain an investment grade credit rating as the issuer of corporate debt; and deal on an arms’ length basis and on normal commercial terms with other companies in Lattice Group and not give new guarantees for them. If Transco is in material default of any of the “ring-fence” conditions it is prohibited from declaring and paying a dividend.

In enforcing the conditions of the Transco Licence and other obligations imposed by the Gas Act, the Authority can make legally enforceable orders, which may include monetary penalties. In addition the Gas Act enables the Authority to levy financial penalties on licensees for contravening any licence condition or relevant requirement of the Gas Act or Utilities Act or for failure to meet guaranteed standards of service.

4.3	Revenues

Transco’s customers comprise approximately 45 “shippers” for whom it transports gas either to consumers or third party pipeline systems. Transco’s transportation services are predominantly provided to one customer, British Gas Trading Limited, a subsidiary of Centrica.

The level of revenue that may be received from the supply of services is set out in Transco’s five year price control determined by the Authority and either agreed by Transco or, in the event of referral, by the Competition Commission. The current price control regime takes into account, among other factors, an assessment of Transco’s operating costs, capital expenditure, cost of capital and transportation volumes.

4.3.1	The previous price control (1 April 1997 – 31 March 2002)

From 1 April 1997 to 31 March 2002, Transco was subject to a price control regime based upon the recommendations of the 1997 Report of the Monopolies and Mergers Commission which established maximum average prices for gas transportation services. On 26 January 2001, the Authority introduced, with Transco’s consent, new special licence conditions to create separate price controls for Transco’s transportation business, and its Metering and Meter Reading business. The new conditions did not seek to revise the overall revenues Transco would receive but allocated the revenues between the businesses retrospectively with effect from April 2000.

All the price controls were principally RPI-X controls which included an annual adjustment of inflation less 2 per cent. These controls have been superseded by a new price control with effect from 1 April 2002.

4.3.2	Development of the price control for the current regulatory period (1 April 2002 – 31 March 2007)

The current price control was agreed in principle with the Authority in the second half of 2001, covering regulation of the revenues of the NTS, the Regional Networks and Metering and Meter Reading services. This regime came into force with effect from 1 April 2002. The final text of the Transco price control is currently being agreed with the Authority with the intention of this being completed as soon as possible.

The Authority is also consulting on other licence conditions, the principal of which are as follows:

(i)	a requirement to operate the NTS in an efficient, economic and co-ordinated manner;

(ii)	a condition to require the submission of information to the Authority to enable verification of the activities and revenues that underpin the price control formulas;

(iii)	a condition to facilitate the establishment and operation of an incentive scheme to improve the operation and delivery of appropriate outputs from the Regional Network and the NTS and for the Authority to

monitor such operation and also to facilitate the development of an expenditure monitoring framework; and

(iv)	as a consequence of Transco being given greater flexibility in the commercial tools that it can use to balance the NTS, conditions requiring Transco to act in a non-discriminatory manner in the way it procures systems management services, including the requirement to produce and publish guidelines as to how it will acquire such services, and prohibiting it from using such tools otherwise than for the purpose of balancing the system.

In addition to the price control conditions, the Authority is separately consulting on a licence condition to require Transco to make available to market participants greater information regarding the operation of Transco’s network.

4.3.3	The current price control framework

The current price control is expected to run for five years from 1 April 2002. It is expected the Transco Licence may be modified earlier if either the Authority proposes (and Transco agrees), or Transco requests that a price control be terminated. If Transco does not agree to any modification proposed by the Authority, the matter may be referred by the Authority to the Competition Commission. Upon request, the Authority can agree to the termination of the price control and propose a new formula or refer the matter to the Competition Commission.

A new element within Transco’s price control was the introduction, from 1 April 2002, of an incentives regime for the efficient operation of the NTS. Incentive schemes set Transco performance targets in the key areas of its daily operations. They allow Transco to share the benefits of out-performance, but also require it to share the costs where targets are not met.

Investment incentive schemes have also been proposed which are intended to provide Transco with incentives for the provision of additional capacity on the NTS which is over and above the levels assumed in the setting of the main part of the price control. In this context, Transco continues to work with the Authority and the gas shippers to develop a system of long-term capacity auctions.

4.3.4	The current price control – return on regulatory assets

The regulatory value (“RV”) represents the net investment made by debt and equity investors in Transco’s regulated assets. In order to establish the allowable return which can be made by Transco, the Authority applies to the RV a rate of return estimated to be required by these investors. The RV is depreciated to reflect the consumption of the regulated assets. As at 31 March 2002, the aggregate RV of Transco was £13.3 billion.

The current price control has resolved the issue regarding the method of valuation of Transco’s asset base with the Authority, providing assurance on the continuation of the current approach in the valuation of the transportation assets on which Transco is entitled to earn a regulated return. Transco has been given a pre-tax real rate of return of 6.25 per cent. for the transportation business and a pre-tax capped real rate of return of 7.0 per cent. for Metering and Meter Reading services.

4.3.5	Treatment of replacement expenditure under the current price control

The Authority has included within the current price control £1.5 billion (at 2000 prices) of investment for the first five years of the accelerated mains replacement programme, with an incentive regime to encourage efficient delivery. The Authority has allowed 50 per cent. of replacement expenditure to be treated as operating expenditure and 50 per cent. of replacement expenditure to be capitalised and included within the RV, against which it is entitled to earn a return. This ensures that the costs of the programme do not fall wholly on today’s customers but are shared with future customers who also stand to benefit from the further improvements in safety and operational integrity.

4.3.6	Structure of the current price control

Transco’s price control sets limits on the total amount of revenue receivable adjusted for costs incurred in respect of formula rates and the Authority’s licence fees. The Regional Networks price control continues to be subject to a RPI-X formula, which includes an annual adjustment of inflation less 2 per cent. and is structured so that 65 per cent. of revenue is fixed and 35 per cent. varies with volumes.

(i)	NTS

The NTS price control proposals include a series of sliding scale incentive schemes designed to incentivise efficient operation of the NTS. It also includes incentives for investment beyond the ‘baseline’ level set out by the

Part III — Information on Lattice Group

Authority in its price control. The investment incentive is for a rolling five year period from the date of the delivery of capacity. The proposed entry capacity investment incentive scheme allows Transco to earn a maximum rate of return of 12.25 per cent. on additional investment with the downside exposure limited to 5.25 per cent. Incentives covering daily capacity offer a potential maximum upside of £37.5m and a downside of £19.0m in the year ending 31 March 2003 and are set for two years at which point they will be reviewed.

(ii)	Regional Networks

Transco’s Regional Networks price control applies to all of its Regional Networks collectively. The Authority has expressed the intention to publish an initial consultation on disaggregating the existing local distribution zone (“LDZ”) price controls which it is expected will result in there being separate price controls for each of the Regional Networks. The creation of separate price controls will provide the Merged Group with flexibility and structural options for the future.

(iii)	Metering and Meter Reading

The Metering and Meter Reading price control takes the form of four tariff caps which constitute a ceiling on the amount Transco can charge in respect of its four metering services. Other services provided by the Metering and Meter Reading businesses are covered by a non-discrimination provision. The caps are to be indexed by RPI. The Authority has said it expects to remove these tariff caps by April 2004 at the latest subject to the development of competition.

4.4	Restructuring programme

To meet its new price control targets, Transco has embarked on an extensive restructuring programme. This restructuring programme is based on eight Regional Networks plus National Transmission and Trading. Some activities, such as the emergency service, shipper services and support services, will be operated on a national basis to maximise economies of scale. Over the duration of the new price control period, Lattice Group expects Transco to generate at least £230 million of outperformance against its regulatory targets, which recovers its associated restructuring costs.

4.5	Separation of certain regulated activities

On 1 July 2001, gas connection activities were separated from Transco into a wholly-owned subsidiary, subsequently named First Connect. On 31 March 2002, First Connect was moved outside the Transco ring-fence and into Lattice Enterprises.

Progress continues to be made in the separation of Transco from its Metering and Meter Reading activities. The Authority has expressed an expectation that the new systems and processes to facilitate a fully competitive market will come into effect in early 2003. Price controls for the provision of Metering and Meter Reading services have been imposed on Transco and will remain in place until competition is deemed by the Authority to be sufficiently developed.

On 28 February 2002, Transco, in accordance with the terms of its licence, gave the Authority notice of its intention to dispose of its LNG storage assets to an affiliate outside Transco’s ringfence. On 12 April 2002, the Authority formally declined its consent to the disposal and confirmed its intention to Transco to seek industry views on Transco’s proposal to dispose of the LNG storage assets. Subsequently the Authority has announced that consultation will commence in June 2002, indicating its conclusions in the summer.

Lattice Group is currently exploring the possibility of adapting the LNG storage site at the Isle of Grain together with an adjacent brownfield site to allow LNG importation. The development of this site would support the Government’s objective for energy supply diversification and the re-use of existing contaminated land. This development is dependent upon the LNG storage facilities moving outside the ringfence.

5.	Lattice Enterprises

Lattice Group owns a number of competitive asset and service businesses which are not subject to price regulation. Lattice Enterprises continues to actively manage this portfolio, nurturing those growth opportunities complementary to energy delivery.

5.1	Advantica

Advantica provides advanced technology and systems solutions for energy and utility companies worldwide. Advantica and its affiliated research and development businesses employs more than 900 people in the UK and the US, bringing together specialist skills in technology, software, engineering, training and testing. Advantica Technologies targets the onshore and offshore oil and gas industries; Advantica’s business Stoner provides network management solutions to energy and water delivery companies.

5.2	Lattice Property

Lattice Property manages Lattice Group’s extensive real estate portfolio, except Transco’s operational land, realising value from surplus land and property sales where appropriate. Its main activities are the reclamation and disposal of former gaswork sites and the provision of property services to Lattice Group businesses.

5.3	The Leasing Group (“TLG”)

TLG provides customer tailored services to the operators of complex commercial fleet networks. The services offered range from asset leasing, engineering design, procurement and build management to maintenance, accident management, licence management, legal compliance, telematics and business software.

5.4	First Connect

First Connect provides gas connection services to the gas transportation network under a service provider contract with Transco. It is expected that some 160,000 new domestic and industrial customers will be connected to the network this year.

5.5	Lattice Energy Services

Lattice Energy Services provides an independent, multi-utility infrastructure service to industrial and commercial customers.

6.	Telecommunications

Lattice Group owns a number of telecommunications interests, principally SST and 186k.

6.1	SST

SST acquires, builds, leases and manages sites for base stations and radio masts, in support of the mobile telecommunications industry in Britain. The company enables mobile operators to extend their second generation networks and fulfil their obligations under third generation licences to provide coverage.

6.2	186k

186k owns and manages an optical fibre network of approximately 1,250 miles connecting 20 centres of demand for high-capacity broadband transmission and related telecommunications services. It offers connectivity services and internet protocol services.

In the light of the deteriorating market conditions the strategic options for 186k are currently being reviewed with a view to resolving the future of the business in the course of this financial year. A number of options are being considered, including sale or partial sale.

6.3	Other telecommunications businesses

Urband Limited is Lattice Group’s joint venture with Thames Water Plc to build a fibre optic network to meet the needs of major businesses in London. Lattice Group also has a 20 per cent. stake in Bulldog Communications Limited, which provides high speed internet services via Digital Subscriber Line (“DSL”) technology using BT’s copper wire telephone network. The strategic options for these businesses are being considered as part of the strategic review of 186k.

7.	Health, safety and environment

Lattice Group is committed to promoting a positive safety culture and remaining at the forefront of good practice in its management of this crucial aspect of its operations. Lattice Group’s aim is to eliminate all work-related illnesses of, and prevent injuries to, those engaged in Lattice Group’s operations and the public. A key activity is the identification and management of health and safety risks to the public and to employees across the range of Lattice Group employees. Many of Lattice Group’s operations are potentially hazardous and so excellence in occupational health and safety practice is critical to Lattice Group’s operations.

Lattice Group aspires to achieve the highest standard of resource efficiency and environmental performance from its operations. The approach to the environment is shaped via a framework of strategic objectives, namely to:

Part III — Information on Lattice Group

manage all activities within the framework of a formal environmental management system; reduce relative levels of emissions, discharges and waste; and reduce the relative use of environmentally sensitive resources throughout the business. Lattice Group companies have nineteen environmental management systems which have been certified to ISO 14001.

Lattice Group has inherited a portfolio of land from its gas industry origins. This includes a number of sites that are potentially contaminated and some of these have a complex industrial history dating back to the 19th century. Lattice Property applies a rigorous approach to the identification, assessment, control and remediation of Lattice Group’s contaminated sites.

To ensure application of the best remediation techniques, Lattice Group has invested in excess of £10 million over the past five years in research and development and has a provision of £266 million (as at 31 March 2002) to cover the estimated future environmental costs. Lattice Property’s expertise in managing the clean-up and development of complex contaminated sites is now being made available to third party companies through Lattice Property.

8.	Employees

The average number of employees of Lattice Group in the 15 months ended 31 March 2002, the 12 months ended 31 December 2000 and the 12 months ended 31 December 1999 were as follows:

	15 months ended 31 March 2002	12 months ended 31 December 2000	12 months ended 31 December 1999

Transco	14,532	14,261	14,264
Telecommunications	386	13	—
Lattice Enterprises	1,629	1,183	—
Other activities	—	—	942
Other corporate activities	147	122	—

Total	16,694	15,579	15,206

Average employee numbers are based on an average monthly headcount. All employees are employed in the UK except for 200 (3 in the 12 months ended 31 December 2000; nil in the 12 months ended 31 December 1999) employed outside the UK, included in Lattice Enterprises.

In addition, Transco supplements its workforce with outside contractors. As at 31 March 2002 there were 7,895 full-time-equivalent contractors working for Transco (9,549 at 31 December 2000; 6,814 at 31 December 1999).

PART IV

FINANCIAL INFORMATION RELATING TO NATIONAL GRID GROUP

1.	Financial information for the three years to 31 March 2002

The financial information set out in this section has been extracted without material adjustment from the 2002 and 2001 audited accounts of National Grid Group. The accounts for the year ended 31 March 2002, were approved by the Board on 29 May 2002.

Accounting policies

(a)	Basis of preparation of accounts

The accounts are prepared under the historical cost convention and in accordance with applicable UK accounting and financial reporting standards.

The preparation of accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

During the year, National Grid Group has adopted FRS 18 ‘Accounting Policies’ and FRS 19 ‘Deferred Tax’.

National Grid Group is following the transitional arrangements of FRS 17 ‘Retirement Benefits’. The required disclosures are shown in note 6. Full adoption of the standard is required by the year ended 31 March 2004.

(b)	Basis of consolidation

The National Grid Group accounts include the accounts of National Grid and all its subsidiary undertakings, (“National Grid Group undertakings”), together with National Grid Group’s share of the results and net assets or liabilities of its associate and joint ventures (“associated undertakings”), less any provision for impairment. An associated undertaking is an entity in which National Grid Group has a participating interest and over which it exercises a significant influence.

The accounts of National Grid Group and associated undertakings used for consolidation are generally made up to 31 March. However, where this has not been practical, the results of certain National Grid Group undertakings and joint ventures have been based on their accounts to 31 December.

The results of newly acquired National Grid Group and associated undertakings are included in the National Grid Group accounts from the date National Grid Group acquires control or, in respect of associated undertakings, an equity interest which enables it to exercise a significant influence. The results of National Grid Group businesses and associated undertakings are included in the National Grid Group accounts up to the date that control or the exercise of significant influence, as appropriate, is relinquished.

In respect of the results included in the National Grid Group accounts for the year ended 31 March 2002 for the associate, Energis, the National Grid Group accounts only include National Grid Group’s share of the unaudited results for the six month period ended 30 September 2001. The results of Energis for the year ended 31 March 2002 were not available at the date the National Grid Group’s accounts were signed.

During the year National Grid was introduced as the new holding company of the National Grid group by way of a scheme of arrangement under section 425 of the Companies Act 1985. This has been accounted for as a group reconstruction and merger accounting principles have been applied as if National Grid had always been the holding company of the National Grid group.

(c)	Goodwill

Goodwill, representing the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired, is capitalised and amortised through the profit and loss account over its estimated useful economic life – up to 20 years.

(d)	Foreign currencies

The results of National Grid Group’s overseas operations are translated into sterling at weighted average rates of exchange. Assets and liabilities in foreign currencies are generally translated at the rates of exchange ruling at the

Part IV — Financial Information relating to National Grid Group balance sheet date. In respect of certain assets or liabilities that are matched by an exact and directly related forward exchange derivative, then the relevant asset or liability is translated at the rate of exchange under the related derivative.

Exchange differences arising on the translation of the opening net assets of overseas operations, the re-translation of the retained earnings of overseas operations from average to closing rates of exchange and the translation of foreign currency borrowings or derivatives taken to hedge overseas assets are taken directly to reserves. Tax charges or credits arising on such items are also taken to reserves.

All other exchange differences and related tax charges or credits are taken to the profit and loss account and disclosed separately where deemed exceptional.

(e)	Deferred taxation

Deferred taxation is provided in full on all material timing differences, with certain exceptions. No provision for deferred taxation is made for any timing differences on non-monetary assets arising from fair value adjustments, except where there is a binding agreement to sell the assets concerned. However, no provision is made where it is more likely than not that any taxable gain will be rolled over into replacement assets.

Deferred tax assets are only recognised to the extent that their recovery is considered more likely than not.

Deferred tax balances have not been discounted.

(f)	Tangible fixed assets and depreciation

Tangible fixed assets are included in the balance sheet at their cost less accumulated depreciation. Costs include payroll and finance costs incurred which are directly attributable to the construction of tangible fixed assets.

No depreciation is provided on freehold land and assets in the course of construction. Other tangible fixed assets are depreciated, principally on a straight line basis, at rates estimated to write off their book values over their estimated useful economic lives. In assessing estimated useful economic lives, which are reviewed on an annual basis, consideration is given to any contractual arrangements and operational requirements relating to particular assets. Unless otherwise determined by operational requirements, the depreciation periods for the principal categories of tangible fixed assets are, in general, as follows:

Years

Plant and machinery
Electricity transmission plant	15 to 60
Electricity distribution plant	15 to 60
Electricity interconnector plant	15 to 25
Gas plant – mains and services	45 to 65
Gas plant – metering, measuring and regulating equipment	33 to 40
Freehold and leasehold properties	up to 65
Motor vehicles and office equipment	3 to 5

(g)	Stocks

Stocks, which primarily comprise of consumable stores, are valued at cost less provision for obsolescence.

(h)	Regulatory assets

Regulatory assets established in accordance with the principles of SFAS 71 ‘Accounting for the Effects of Certain Types of Regulation’ are recorded as debtors, if they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to a third party (note 14).

(i)	Decommissioning

Decommissioning liabilities, based on discounted future estimated expenditures expected to be incurred, are provided for in full and a corresponding tangible fixed asset or regulatory asset is also recognised.

(j)	Turnover

Turnover primarily represents the amounts derived from the supply and generation of energy and the provision of related services, including the recovery of stranded costs (note 1). Turnover includes an assessment of energy supplied to customers between the date of the last meter reading and the year end, excludes inter-business and inter-company transactions, and is stated net of value added tax and similar sales-based taxes.

(k)	Pensions and other post-retirement benefits

The cost of providing pensions and other post-retirement benefits is charged to the profit and loss account on a systematic basis over the service lives of the employees in the schemes. Variations from the regular cost are allocated over the estimated average remaining service lives of current employees.

(l)	Leases

Finance lease income is allocated to accounting periods so as to give a constant rate of return on the net investment in the lease. The net investment in a finance lease is included in debtors and represents the total rentals receivable, net of finance charges, relating to future periods.

Operating lease payments are charged to the profit and loss account on a straight line basis over the term of the lease.

(m)	Financial instruments

Derivative financial instruments (“derivatives”) are used by National Grid Group mainly for the management of its interest rate and foreign currency exposures and commodity price risks in respect of expected energy usage. The principle derivatives used include interest rate swaps, currency swaps, forward foreign currency agreements and indexed swap contracts relating to the purchase of energy.

All transactions are undertaken or maintained to provide a commercial hedge of the interest, currency or commodity price risks associated with National Grid Group’s underlying business activities and the financing of those activities. Amounts payable or receivable in respect of interest rate swaps are recognised in the profit and loss account over the economic lives of the agreements or underlying position being hedged, either within net interest or disclosed separately where deemed exceptional.

Currency swaps and forward currency agreements are translated at the rate of exchange prevailing at the balance sheet date with the corresponding exchange adjustment being dealt with in reserves or the profit and loss account as appropriate.

Those derivatives, relating both to interest rates and/or currency exchange, that are directly associated with a specific transaction and exactly match the underlying cash flows relating to the transaction are accounted for on the basis of the combined economic result of the transaction including the related derivative.

Indexed linked swap contracts relating to the purchase of energy are marked to market and a corresponding movement in the value of a related regulatory asset is also recognised.

Part IV — Financial Information relating to National Grid Group

National Grid Group
Consolidated profit and loss account

		Year ended 31 March

	Notes	2002 £m		2001 £m		2000 £m

Turnover, including share of joint ventures		4,660.3		4,004.1		1,677.5
Less: share of joint ventures’ turnover (continuing operations)		(259.3)		(204.4)		(62.8)

Group turnover
– continuing operations		3,921.9		3,799.7		1,614.7
– acquisition		479.1		—		—

	1(a)	4,401.0		3,799.7		1,614.7
Operating costs	2	(3,893.6)		(3,094.2)		(1,042.9)
Operating profit of group undertakings
– continuing operations		505.7		705.5		571.8
– acquisition		1.7		—		—

	1(b)	507.4		705.5		571.8
Share of joint ventures’ and associate’s operating loss (continuing operations)	1(b)	(636.8)		(96.0)		(26.0)

Operating (loss)/profit	1(b)
– Before exceptional items and goodwill amortisation		874.7		739.4		554.0
– Exceptional costs	3(a)	(121.4)		(45.3)		—
– Impairment of investments in joint ventures and associate	3(b)	(792.3)		—		—
– Goodwill amortisation		(90.4)		(84.6)		(8.2)

Total operating (loss)/profit (continuing operations, including acquisition)	1(b)	(129.4)		609.5		545.8
Exceptional profit relating to partial disposal of Energis	3(c)	20.1		243.3		1,029.6
Profit on disposal of investments	3(d)	10.6		20.1		—
Profit on disposal of tangible fixed assets		22.0		—		—
Net interest
– Excluding exceptional item	7	(292.5)		(255.1)		(67.5)
– Exceptional item	7	(92.5)		—		—

	7	(385.0)		(255.1)		(67.5)

(Loss)/profit on ordinary activities before taxation		(461.7)		617.8		1,507.9
Taxation
– Excluding exceptional items	8	(85.4)		(182.1)		(152.8)
– Exceptional items	8	60.1		235.4		(229.5)

	8	(25.3)		53.3		(382.3)

(Loss)/profit on ordinary activities after taxation		(487.0)		671.1		1,125.6
Minority interests
– Equity		(5.2)		(5.1)		(3.6)
– Non-equity		(1.1)		(1.8)		—

		(6.3)		(6.9)		(3.6)

(Loss)/profit for the year		(493.3)		664.2		1,122.0
Dividends	9	(264.6)		(223.0)		(205.5)

Retained (loss)/profit	22	(757.9)		441.2		916.5

(Loss)/earnings per ordinary share
– Basic, including exceptional items and goodwill amortisation	10	(32.3	)p	45.0	p	76.2	p
– Basic, excluding exceptional items and goodwill amortisation	10	32.1	p	20.0	p	22.5	p
– Diluted, including exceptional items and goodwill amortisation	10	(32.3	)p	43.0	p	71.7	p
– Diluted, excluding exceptional items and goodwill amortisation	10	32.1	p	19.8	p	22.0	p
Dividends per ordinary share	9	16.04	p	15.08	p	13.94	p

National Grid Group
Statement of total recognised gains and losses

	Year ended 31 March

	2002	2001	2000
	£m	£m	£m

(Loss)/profit for the year	(493.3)	664.2	1,122.0
Exchange adjustments	(58.3)	(14.7)	3.1
Tax on exchange adjustments	21.6	31.9	—

Total recognised gains and losses relating to the year	(530.0)	681.4	1,125.1

Prior year adjustment	(802.3)

Total gains and losses recognised since last annual report	(1,332.3)

Part IV — Financial Information relating to National Grid Group

National Grid Group
Balance sheets

		At 31 March

	Notes	2002 £m	2001 £m	2000 £m

Fixed assets
Intangible assets – goodwill	11	2,113.0	1,386.2	1,055.2
Tangible assets	12	9,121.7	5,617.3	4,938.3
Investments in joint ventures
– Share of gross assets		876.1	1,133.6	828.6
– Share of gross liabilities		(675.9)	(799.7)	(624.3)

– Share of net assets		200.2	333.9	204.3
– Loans to joint ventures		86.8	64.9	—
– Impairment of investments in joint ventures		(230.0)	—	—

Investments in joint ventures (net of impairment)		57.0	398.8	204.3
Investment in associate (net of impairment)		—	401.9	200.9
Other investments		241.3	145.1	107.3

Total investments	13	298.3	945.8	512.5

		11,533.0	7,949.3	6,506.0

Current assets
Stocks		56.1	34.1	29.3
Debtors (amounts falling due within one year)	14	1,527.9	880.4	490.1
Debtors (amounts falling due after one year)	14	4,054.4	1,053.9	798.3
Assets held for exchange	15	16.6	16.6	16.6
Investment held for resale	26	15.4	—	118.9
Cash and deposits		212.6	271.2	1,011.6

		5,883.0	2,256.2	2,464.8
Creditors (amounts falling due within one year)
Borrowings		(1,451.9)	(1,008.7)	(669.0)
Other creditors		(1,517.4)	(1,205.0)	(1,192.1)

	16	(2,969.3)	(2,213.7)	(1,861.1)

Net current assets		2,913.7	42.5	603.7

Total assets less current liabilities		14,446.7	7,991.8	7,109.7
Creditors (amounts falling due after more than one year)
Convertible bonds		(491.3)	(480.3)	(469.0)
Other borrowings		(6,510.1)	(2,700.4)	(2,537.2)
Other creditors		(1,116.6)	(574.8)	(494.0)

	17	(8,118.0)	(3,755.5)	(3,500.2)
Provisions for liabilities and charges
Joint ventures
– Share of gross assets		296.3	—	—
– Share of gross liabilities		(333.6)	—	—

– Share of net liabilities		(37.3)	—	—
Other provisions		(2,997.0)	(1,521.0)	(1,360.2)

	20	(3,034.3)	(1,521.0)	(1,360.2)

Net assets employed		3,294.4	2,715.3	2,249.3

Capital and reserves
Called up share capital	21	177.7	148.5	148.5
Share premium account	22	1,243.4	—	—
Merger reserve	22	359.5	303.1	300.9
Profit and loss account	22	1,416.0	2,221.9	1,764.8

Equity shareholders’ funds		3,196.6	2,673.5	2,214.2
Minority interests
Equity		19.1	21.8	22.9
Non-equity	23	78.7	20.0	12.2

		97.8	41.8	35.1

		3,294.4	2,715.3	2,249.3

National Grid Group

Consolidated cash flow statement

		Year ended 31 March

		2002	2001	2000
	Notes	£m	£m	£m

Net cash inflow from operating activities	25(a)	1,255.4	810.6	682.0

Dividends from joint ventures		12.8	20.3	4.5
Returns on investments and servicing of finance
Interest received		56.3	94.8	92.0
Interest paid and similar charges		(405.3)	(398.2)	(156.7)
Dividends paid to minority interests		(8.5)	(3.5)	—

Net cash outflow for returns on investments and
servicing of finance		(357.5)	(306.9)	(64.7)

Taxation
Corporate tax paid		(7.3)	(137.2)	(274.3)

Capital expenditure
Payments to acquire tangible fixed assets		(500.0)	(471.6)	(292.2)
Receipts of capital contributions		7.8	2.2	7.6
Receipts from disposals of tangible fixed assets		27.8	11.8	5.4

Net cash outflow for capital expenditure		(464.4)	(457.6)	(279.2)

Acquisitions and disposals
Payments to acquire investments		(49.7)	(337.2)	(144.5)
Receipts from disposal of investments	25(b)	36.5	195.9	—
Acquisition of group undertakings	25(c)	(933.5)	(440.9)	(2,045.1)
Receipts from sales of Energis shares		—	—	952.9

Net cash outflow for acquisitions and disposals		(946.7)	(582.2)	(1,236.7)

Equity dividends paid		(229.5)	(212.5)	(197.6)

Net cash outflow before the management of
liquid resources and financing		(737.2)	(865.5)	(1,366.0)

Management of liquid resources
Decrease in short term deposits		336.2	775.2	618.8

Net cash inflow from the management of liquid
resources	25(d),(e)	336.2	775.2	618.8

Financing
Issue of ordinary shares		12.2	7.0	5.5
Payments to repurchase ordinary shares		—	—	(1.1)

New borrowings		3,414.4	1,015.4	1,029.3
Borrowings repaid		(2,972.0)	(934.0)	(260.1)

Increase in borrowings	25(d),(e)	442.4	81.4	769.2

Net cash inflow from financing		454.6	88.4	773.6

Movement in cash and overdrafts	25(d),(e)	53.6	(1.9)	26.4

Part IV — Financial Information relating to National Grid Group

Notes to the accounts

1.	Segmental analysis
(a)	Turnover

					Turnover

	Total sales 2002 £m	Sales between businesses 2002 £m	Sales to third parties 2002 £m	Total sales 2001 £m	Sales between businesses 2001 £m	Sales to third parties 2001 £m	Total sales 2000 £m	Sales between businesses 2000 £m	Sales to third parties 2000 £m

Turnover, including share of joint ventures	4,715.0	54.7	4,660.3	4,049.3	45.2	4,004.1	1,715.3	37.8	1,677.5
Less: share of joint ventures’ turnover	(259.3)	—	(259.3)	(204.4)	—	(204.4)	(62.8)	—	(62.8)

Group turnover	4,455.7	54.7	4,401.0	3,844.9	45.2	3,799.7	1,652.5	37.8	1,614.7

Continuing operations
Transmission – UK	1,241.8	22.7	1,219.1	1,315.6	16.8	1,298.8	1,319.7	16.9	1,302.8
– US	208.2	3.7	204.5	194.7	3.4	191.3	3.4	0.6	2.8
Distribution – US	1,678.5	0.9	1,677.6	1,519.0	0.6	1,518.4	25.8	—	25.8
Stranded costs recovery
and generation – US	251.5	0.1	251.4	334.9	0.1	334.8	6.1	—	6.1
Interconnectors – UK	63.1	0.2	62.9	83.6	—	83.6	86.6	—	86.6
– US	45.5	0.9	44.6	47.9	—	47.9	1.3	—	1.3
Telecommunications	30.3	2.1	28.2	43.3	—	43.3	27.6	—	27.6
Other activities	457.7	24.1	433.6	305.9	24.3	281.6	182.0	20.3	161.7

	3,976.9	54.7	3921.9	3,844.9	45.2	3,799.7	1,652.5	37.8	1,614.7
Acquisition (Niagara Mohawk)
Electricity – US	375.0	—	375.0	—	—	—	—	—	—
Gas – US	104.1	—	104.1	—	—	—	—	—	—

	479.1	—	479.1	—	—	—	—	—	—

Group turnover	4,455.7	54.7	4,401.0	3,844.9	45.2	3,799.7	1,652.5	37.8	1,614.7

Europe			1,729.3			1,696.6			1,576.1
North America			2,671.7			2,103.1			38.6

			4,401.0			3,799.7			1,614.7

The analysis of turnover by geographical area is on the basis of origin. Turnover on a destination basis would not be materially different.

Continuing operations “Other activities” turnover primarily comprises market services, including EnMO Limited (“EnMo”) which provides the on-the-day commodity market for gas trading in Britain, and contracting activities.

(b)	Operating profit/ (loss)

	Operating profit/ (loss)

	Before exceptional items and goodwill amortisation			After exceptional items and goodwill amortisation

	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m

Continuing operations
Transmission – UK	524.7	486.3	523.1	484.9	486.3	523.1
– US	60.3	49.6	1.3	48.0	37.6	0.9
Distribution – US	165.6	154.8	1.7	110.5	101.8	0.7
Stranded costs recovery and generation – US	44.3	61.7	0.2	44.3	61.7	0.2
Interconnectors – UK	19.8	42.8	46.6	19.8	42.8	46.6
– US	17.3	22.3	0.6	17.3	22.3	0.6
– Other	—	(0.1)	(0.9)	—	(0.1)	(0.9)
Telecommunications	(17.2)	(3.0)	(1.1)	(21.6)	(7.3)	(1.3)
Other activities	(4.8)	6.7	3.2	(11.5)	5.7	1.9
Impairment of investments in joint ventures and associate	—	—	—	(186.0)	—	—
Exceptional costs – US	—	—	—	—	(45.3)	—

	810.0	821.1	574.7	505.7	705.5	571.8
Acquisition (Niagara Mohawk)
Electricity – US	66.8	—	—	61.4	—	—
Gas – US	17.0	—	—	15.8	—	—
Other – US	(0.7)	—	—	(0.7)	—	—
Exceptional Costs – US	—	—	—	(74.8)	—	—

	83.1	—	—	1.7	—	—

Group undertakings	893.1	821.1	574.7	507.4	705.5	571.8

Telecommunications – Energis	(3.7)	4.4	1.9	(407.5)	(9.4)	(3.4)
– Intelig	(35.5)	(118.0)	(44.1)	(151.7)	(118.0)	(44.1)
– Other	(15.3)	(3.4)	—	(113.7)	(3.9)	—
Other electricity activities	36.1	35.3	21.5	36.1	35.3	21.5

Joint ventures and associate	(18.4)	(81.7)	(20.7)	(636.8)	(96.0)	(26.0)

Total operating profit/ (loss)	874.7	739.4	554.0	(129.4)	609.5	545.8

Europe	511.3	545.0	577.6	(48.8)	531.2	572.3
North America	378.3	288.0	(1.4)	225.1	172.4	(4.3)
Latin America	(19.3)	(97.8)	(26.2)	(310.1)	(98.3)	(26.2)
Rest of the World	4.4	4.2	4.0	4.4	4.2	4.0

	874.7	739.4	554.0	(129.4)	609.5	545.8

Electricity	931.2	860.4	598.1	811.9	749.1	595.4
Gas	15.2	(1.0)	(0.8)	14.0	(1.0)	(0.8)
Telecommunications	(71.7)	(120.0)	(43.3)	(880.5)	(138.6)	(48.8)
Exceptional costs – US	—	—	—	(74.8)	—	—

	874.7	739.4	554.0	(129.4)	609.5	545.8

In 2002, an exceptional charge relating to the impairment of investments in joint ventures and associate of £792.3m, as explained in note 3(b), has been reflected in the segmental analysis of operating profit shown above. Included within this amount is £186.0m that relates to the recognition of related liabilities attributable to group undertakings.

It is not practical to allocate the 2002 exceptional costs of £74.8m (see note 3(a)) relating to the acquisition of Niagara Mohawk over the Niagara Mohawk segments, as a consequence of the ongoing reorganisation of its activities with those of National Grid USA.

It is not practical to allocate the 2001 exceptional costs (see note 3(a)) over the above segments, as a consequence of the integration of the operations of NEES and EUA.

Part IV — Financial Information relating to National Grid Group

(c)	Total and net assets

	Total assets		Net assets

	2002 £m	2001 £m	2002 £m	2001 £m

Continuing operations
Transmission – UK	3,537.7	3,426.2	3,141.9	3,055.9
– US	748.1	796.1	733.6	753.4
Distribution – US	2,747.6	2,872.1	2,502.1	2,587.8
Stranded costs recovery and generation – US	945.1	1,078.6	319.8	344.6
Interconnectors – UK	157.1	154.9	150.9	152.1
– US	172.2	191.2	169.9	190.6
– Other	17.6	11.0	16.8	9.8
Telecommunications	175.0	153.7	(18.2)	148.5
Other activities	372.2	377.1	83.4	184.9

	8,872.6	9,060.9	7,100.2	7,427.6

Acquisition (Niagara Mohawk)
Electricity – US	6,771.8	—	5,372.0	—
Gas – US	972.5	—	844.5	—
Other – US	331.6	—	328.0	—

	8,075.9	—	6,544.5	—

Group undertakings	16,948.5	9,060.9	13,644.7	7,427.6

Continuing operations
Telecommunications – Energis	—	401.9	—	401.9
– Intelig	—	164.8	—	164.8
– Other	0.2	110.5	0.2	110.5
Generation – US	28.4	32.8	28.4	32.8
Other electricity activities	28.4	90.7	(8.8)	90.7

Joint ventures and associate	57.0	800.7	19.8	800.7

Unallocated	410.5	343.9	(10,370.1)	(5,513.0)

	17,416.0	10,205.5	3,294.4	2,715.3

Europe	3,942.3	4,247.3	3,205.3	3,821.9
North America	13,031.0	5,270.2	10,465.1	4,063.5
Latin America	—	317.7	(37.3)	317.7
Rest of the World	32.2	26.4	31.4	25.2
Unallocated	410.5	343.9	(10,370.1)	(5,513.0)

	17,416.0	10,205.5	3,294.4	2,715.3

The analysis of total assets and net assets by business segment includes all attributable goodwill and excludes inter-business balances. Unallocated total assets include investment in own shares, assets held for exchange, investment held for resale, cash and deposits and taxation related regulatory assets. Unallocated net liabilities include net borrowings, taxation, interest, dividends, investment in own shares, assets held for exchange, financial instruments, investment held for resale and taxation related regulatory assets.

(d)	Other segmental information

	Capital expenditure			Depreciation and amortisation

	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m

Continuing operations
Transmission – UK	370.6	361.2	286.5	170.2	147.7	133.7
– US	35.7	29.4	0.8	26.2	25.3	0.5
Distribution – US	120.0	84.3	2.6	141.7	129.0	2.6
Stranded costs recovery and
generation – US	3.2	9.9	—	10.3	40.6	0.9
Interconnectors – UK	1.5	0.9	—	13.4	13.3	13.2
– US	—	—	0.9	14.3	13.9	0.3
– Other	6.2	2.9	—	—	—	—
Telecommunications	20.0	30.0	—	7.1	5.8	0.1
Other activities	18.1	17.2	25.3	2.1	4.4	7.3

	575.3	535.8	316.1	385.3	380.0	158.6
Acquisition (Niagara Mohawk)
Electricity – US	15.1	—	—	45.8	—	—
Gas – US	2.9	—	—	5.8	—	—

	18.0	—	—	51.6	—	—

Group undertakings	593.3	535.8	316.1	436.9	380.0	158.6

Europe	384.6	378.5	311.7	183.5	162.8	152.5
North America	202.5	154.4	4.4	253.4	217.2	6.1
Rest of the World	6.2	2.9	—	—	—	—

	593.3	535.8	316.1	436.9	380.0	158.6

Stranded costs recovery

Under settlement agreements reached as part of industry restructuring, National Grid USA is allowed to recover its costs (net of sales proceeds) and, where applicable, a return on those costs, associated with its ongoing efforts to exit the generation business.

Part IV — Financial Information relating to National Grid Group

2.	Operating costs

	Continuing operations 2002 £m	Acquisition 2002 £m	Total 2002 £m	2001 £m	2000 £m

Depreciation	296.2	23.0	319.2	276.5	154.9
Payroll costs (note 4(a))	304.5	60.8	365.3	302.7	127.5
Purchases of electricity	1,249.3	160.9	1,410.2	1,247.9	124.8
Purchases of gas	—	58.0	58.0	—	—
Rates and property taxes	171.1	25.5	196.6	176.5	103.7
Balancing services incentive scheme direct costs(i)	203.8	—	203.8	219.6	212.6
EnMO direct costs	394.9	—	394.9	201.2	70.7
Other operating charges	796.4	149.2	945.6	669.8	248.7

	3,416.2	477.4	3,893.6	3,094.2	1,042.9

Operating costs include:
Research and development costs	6.2	8.1	7.8
Operating lease rentals
– Plant and machinery	7.6	4.2	0.1
– Other	19.3	15.1	3.3
Amortisation of goodwill(ii)	78.4	70.3	2.9
Amortisation of regulatory assets	34.9	33.2	0.8
Other amortisation	4.4	—	—

Auditors’ remuneration
– Statutory audit fees	1.9	1.0	0.5
– Taxation, acquisition activity (including due diligence), and other strategic advice	4.0	3.6	1.4
– Stock exchange related	0.3	0.1	0.4
– Regulatory related services	0.2	0.8	0.9
– Other	0.1	0.6	0.3

	4.6	5.1	3.0

	6.5	6.1	3.5

(i)	Comparative period figures relate to a predecessor scheme.
(ii)	Excludes goodwill of £12.0m (2001: £14.3m; 2000: £5.3m) relating to joint ventures and associate.

In addition to the non-audit fees of £4.6m (2001: £5.1m; 2000: £3.0m), fees of: a) £1.8m (2001: £1.5m; 2000: £1.2m), incurred in respect of acquisitions, have been capitalised and; b) £nil (2001: £0.5m; 2000: £nil), incurred in respect of disposals, have been charged in arriving at the profit on disposal of investments. Fees of £nil (2001: £4.3m; 2000: £nil) relating to the development and implementation of the new electricity trading arrangements, which are fully recoverable, have also been paid to PricewaterhouseCoopers.

Amounts charged in respect of other major accounting firms during 2002 amounted to £1.1m (2001: £1.7m; 2000: £0.7m).

3.	Exceptional items

(a)	Exceptional costs

The 2002 exceptional costs of £121.4m (£79.0m after tax) comprise restructuring costs incurred as a result of the acquisition of Niagara Mohawk amounting to £74.8m (£44.5m after tax), a business reorganisation within the UK business amounting to £40.5m (£28.4m after tax) and other exceptional costs of £6.1m (£6.1m after tax).

The 2001 exceptional integration costs of £45.3m (£39.4m after tax) principally comprise early retirement costs arising on the integration of the operations of NEES and EUA.

(b)	Impairment of investments in joint ventures and associate

The exceptional charge of £792.3m (£774.6m after tax) relates to the write-down of National Grid Group’s investment in its joint ventures and associate. The exceptional charge comprises a write-down of the carrying value of these investments of £606.3m (£588.6m after tax) to their estimated recoverable amounts, and the recognition of related liabilities of £186.0m (£186.0m after tax).

(c)	Exceptional profit relating to partial disposal of Energis

The 2002 exceptional profit of £20.1m (£20.1m after tax) relates to the partial disposal of Energis arising from a reduction in National Grid Group’s interest in Energis, an associated undertaking, as a result of the issue of shares by Energis relating to the acquisition by Energis of further shares in Ision Internet AG.

The 2001 exceptional profit of £243.3m (£243.3m after tax) arises from reductions in National Grid Group’s interest in Energis primarily as a consequence of the placing of shares by Energis in September 2000 and the acquisition by Energis of a majority stake in Ision Internet AG in January 2001.

The 2000 exceptional profit of £1,029.6m relating to the partial disposal of National Grid Group’s shareholding in Energis comprises a profit of £896.9m (£667.4m after tax) resulting from the sale of 28.9m shares in Energis; and a profit of £132.7m (£132.7m after tax) resulting from reductions in National Grid Group’s interest in Energis, primarily as a consequence of the placing by Energis of 14.8m of its shares.

(d)	Profit on disposal of investments

The 2002 exceptional profit of £10.6m (£10.6m after tax) relates to the net gain on the disposal of a joint venture. The results of the joint venture up to the date of disposal are included within National Grid Group’s share of joint ventures’ results.

The 2001 exceptional profit of £20.1m (£20.1m after tax) relates to the net gain on the disposal of market services businesses. The operating results of these businesses up to the date of disposal are included within other activities.

(e)	Financing

The 2002 exceptional net interest charge of £92.5m (£92.5m after tax) relates to National Grid Group’s share of a joint venture’s exceptional net interest charge. The exceptional charge arises as a result of the devaluation of the Argentinian peso, resulting in the joint venture reflecting an exceptional foreign exchange financing related devaluation charge in its profit and loss account.

(f)	Exceptional tax credit

The 2001 exceptional tax credit of £229.5m represents a reversal of the 2000 exceptional tax charge relating to the exceptional profit on the partial disposal of Energis, arising from the realisation of capital losses for tax purposes as a result of National Grid Group restructurings.

Part IV — Financial Information relating to National Grid Group

4.	Payroll costs and employees

	2002	2001	2000
	£m	£m	£m

(a) Payroll costs
Wages and salaries	398.2	326.0	129.4
Social security costs	28.4	26.3	11.5
Other pension costs	21.6	18.9	10.4

	448.2	371.2	151.3
Less: amounts capitalised	(82.9)	(68.5)	(23.8)

	365.3	302.7	127.5

	31 March 2002 Number	Average 2002 Number	Average 2001 Number	Average 2000 Number

(b) Number of employees
Europe	3,082	3,296	3,662	3,651
North America (excluding Niagara Mohawk)	3,846	3,874	3,836	140
Latin America	14	17	17	13
Rest of the World	7	8	8	6

Continuing operations	6,949	7,195	7,523	3,810
Acquisition – North America (Niagara Mohawk)	6,287	1,048	—	—

	13,236	8,243	7,523	3,810

The vast majority of employees in:

–	Europe are either directly or indirectly employed in the transmission of electricity in the UK.

–	North America (excluding Niagara Mohawk) are either directly or indirectly employed in the transmission, distribution and generation of electricity in the US.

–	North America (Niagara Mohawk) are either directly or indirectly employed in the transmission and distribution of electricity and gas supply in the US.

5.	Directors’ emoluments

(a)	Remuneration policy

The remuneration committee, which consists exclusively of non-executive directors, is responsible for determining all aspects of executive directors’ compensation, drawing on advice from external remuneration consultants and internal advisors.

The remuneration committee designs remuneration packages with the aim of attracting, motivating and retaining high calibre directors who will deliver success for shareholders and high levels of customer service, safety and environmental standards while having due regard to the markets in which National Grid Group operates.

(b)	Directors’ remuneration

The remuneration of individual directors in office during the three years ended 31 March 2002 is set out below:

	Year ended 31 March 2002

	Base salary and fees £’000s	Annual bonus £’000s	(1)	Benefits £’000s	Total emoluments (excluding pension) £’000s

Chairman
James Ross (Non-executive director)	143	—		22	165

Executive directors
Roger Urwin	500	267		27	794
Edward Astle(2)	181	94		9	284
Stephen Box	350	155		27	532
William Davis(3)	83	54		2	139
Steven Holliday	270	146		28	444
David Jones(4)	—	35		—	35
Rick Sergel	486	224		18	728

Non-executive directors
Bob Faircloth	42	—		—	42
John Grant	35	—		—	35
Bonnie Hill(3)	4	—		—	4
Paul Joskow	57	—		—	57
Richard Reynolds	55	—		—	55

	2,206	975		133	3,314

Notes:
(1)	Total cash bonus paid includes amounts invested by directors in the share match scheme and in the case of Stephen Box, an ex-gratia payment of £1,107 in respect of dividends on matching shares. For US directors, the total cash paid does not include deferred share awards.
(2)	Appointed to the Board on 1 September 2001.
(3)	Appointed to the Board on 11 February 2002.
(4)	Resigned from the Board on 31 March 2001. During the year, David Jones received ex-gratia payments of £35,353 in respect of dividends on matching shares exercised.
The total remuneration of Roger Urwin, the highest paid director during the year, was £794,195.

Part IV — Financial Information relating to National Grid Group

	Year ended 31 March 2001

	Base salary and fees £’000s	Annual bonus £’000s	(1)	Benefits £’000s	Total emoluments (excluding pension) £’000s

Chairman
James Ross (non-executive director)	120	—		—	120

Executive directors
David Jones	440	212		13	665
Roger Urwin	275	150		11	436
Stephen Box	300	142		13	455
Wob Gerretsen(2)	177	34		48	259
Steven Holliday(3)	1	—		—	1
Rick Sergel	408	197		15	620

Non-executive directors
Bob Faircloth	30	—		—	30
John Grant	30	—		—	30
Paul Joskow	45	—		—	45
Richard Reynolds	50	—		—	50

	1,876	735		100	2,711

Notes:
(1)	Total cash bonus paid includes amounts invested by directors in the share match scheme and, in the case of Roger Urwin, an ex-gratia payment of £19,000 in respect of dividends on matching shares.
(2)	Died on 19 October 2000: £36,427 of his benefits is in respect of repatriation of personal property.
(3)	Appointed to the Board on 30 March 2001.
The total remuneration of David Jones, the highest paid director (now retired), was £665,440.

	Year ended 31 March 2000

	Base salary and fees £’000s	Annual bonus £’000s	(1)	Benefits £’000s	Total emoluments (excluding pension) £’000s

Chairman
James Ross (non-executive director)(1)	98	—		—	98

Executive directors
David Jones	350	126		13	489
Stephen Box	250	87		11	348
Wob Gerretsen(2)	240	64		44	348
Rick Sergel(3)	5	—		—	5
Roger Urwin	230	81		10	321

Non-executive directors
David Jefferies (former chairman)(4)	50	—		3	53
Bob Faircloth	30	—		—	30
John Grant	30	—		—	30
Paul Joskow(3)	—	—		—	—
Richard Reynolds	50	—		—	50
Malcolm Williamson(4)	8	—		—	8

	1,341	358		81	1,780

Notes:
(1)	Appointed chairman at the National Grid AGM on 22 July 1999.
(2)	Wob Gerretsen’s base salary included a temporary overseas allowance and his benefits included £31,667 in respect of his relocation.
(3)	Appointed to the Board on 27 March 2000.
(4)	Resigned from the Board on 22 July 1999.
The total remuneration of David Jones, the highest paid director (now retired), including the gain on the exercise of options, was £505,344

(c)	Directors’ pension benefits

Pension benefits earned by individual executive directors in the three years ended 31 March 2002 are as follows:

	Year ended 31 March 2002

	Age at 31 March 2002	Director’s contributions during year £’000s	Increase to accrued pension during year (net of inflation) £’000s	Accrued pension as at 31 March 2002 £’000s	(1)

Roger Urwin	56	15	137	300
Edward Astle(2)	48	5	6	6
Stephen Box	51	11	17	54
William Davis(3)	60	—	—	458
Steven Holliday	45	8	9	9
Rick Sergel	52	—	77	347

Notes:
(1)	Accrued pension represents the pension that would be paid annually at age 60 if the director resigned on 31 March 2002.
(2)	Appointed to the Board on 1 September 2001.
(3)	William Davis was appointed to the Board on 11 February 2002. As part of the Niagara Mohawk acquisition, a lump sum of £6,265,202 was paid into the Niagara Mohawk Supplemental Executive Retirement Plan, any future pension benefits payable by National Grid shall be offset by the annuity value of this lump sum payment.

Part IV — Financial Information relating to National Grid Group

	Year ended 31 March 2001

	Age at 31 March 2001	Director’s contributions during year	Increase to accrued pension during year (net of inflation)	Accrued pension as at 31 March 2001	(1)
		£’000s	£’000s	£000s

David Jones(2)	58	13	57	284
Roger Urwin	55	8	26	160
Stephen Box	50	9	14	36
Wob Gerretsen(3)	—	4	—	—
Steven Holliday(4)	44	—	—	—
Rick Sergel	51	—	21	270

Notes:
(1)	Accrued pension represents the pension which would be paid annually at age 60 if the director resigned on 31 March 2001.
(2)	David Jones, the highest paid director retired on 31 March 2001 with an unreduced pension.
(3)	Wob Gerretsen died on 19 October 2000. His beneficiaries received payments of £988,613 and are receiving a pension of £100,256 per annum.
(4)	Steven Holliday was appointed to the Board on 30 March 2001.

	Year ended 31 March 2000

	Age at 31 March 2001	Director’s contributions during year	Increase to accrued pension during year (net of inflation)	Accrued pension as at 31 March 2000	(1)
		£’000s	£’000s	£000s

David Jones	57	21	35	220
Stephen Box	49	14	11	22
Wob Gerretsen	58	12	19	127
Rick Sergel(2)	50	—	—	193
Roger Urwin	54	14	16	130

Notes:
(1)	Accrued pension represents the pension which would be paid annually at age 60 if the director resigned on 31 March 2000.
(2)	Appointed to the Board on 27 March 2000.

(d)	Directors’ share interests

The directors’ interests in National Grid Shares are set out in section 7 of Part IX of this document.

6.	Pensions and post-retirement benefits

Substantially all of National Grid Group’s UK employees are members of the Electricity Supply Pension Scheme (the ‘‘ESPS’’), a defined benefit funded scheme. The assets of the ESPS are held in a separate trustee administered fund. The ESPS is divided into sections, one of which is National Grid Group’s section. The latest full actuarial valuation of National Grid Group’s section of the ESPS was carried out by Bacon & Woodrow, Consulting Actuaries, as at 31 March 2001. The results of this actuarial valuation have been used as the basis for assessing pension cost.

The projected unit method was used for the last valuation and the principal actuarial assumptions adopted were that the real rates of return would be 4.5% on investments held in respect of members before they reach retirement and 3.5% on investments held in respect of members after they reach retirement; that the annual rate of inflation would average 2.3%; that the real annual increase in salary would average 1.0%; and that pensions would increase at a real annual rate of 0.2%. The total market value of assets relating to National Grid Group’s section of the ESPS at 31 March 2001 was £1,336.3m and the actuarial value of the assets represented approximately 118.3% of the actuarial value of the benefits that had accrued to members measured on a past service basis. The agreed contribution rate for the forthcoming year is 6%.

Substantially all of National Grid Group’s US employees are members of defined benefit plans. The assets of the plans are held in separate trustee administered funds. The latest full actuarial valuations were carried out as at 31 January 2002 for the Niagara Mohawk plans (for the purpose of determining the fair value of the net assets acquired on the acquision of Niagara Mohawk (note 26a)) and at 1 April 2001 for the remainder of the US plans. The projected unit method was used for the latest valuations and the principal actuarial assumptions adopted were that the real annual rate of return on investments would average 5.7% for Niagara Mohawk schemes and 4.7% for other US schemes; that real annual increases in salary would average 0.25% for Niagara Mohawk schemes and 0.5% for other US schemes; that inflation would average 3.0% for Niagara Mohawk Schemes and 4.0% for other US schemes; and that nominal increases in pensions would be nil. The market value of the assets relating to National Grid Group’s US defined benefit plans at 1 April 2001 and 31 January 2002 (Niagara Mohawk) total $2,126m and the actuarial value of the assets represented 91% of the actuarial value of the benefits that had accrued to members, after allowing for future salary increases. There is no formally agreed contribution rate for the US plans.

The pension cost for the year ended 31 March 2002 charged to operating profit of £21.6m (2001: £18.9m; 2000:£10.4m) represents the regular pension cost of £18.5m (2001: £21.2m; 2000: £13.0m) plus a variation from the regular pension cost totalling £3.1m (2001: £2.3m (net credit); 2000: £2.6m (net credit)), which includes a credit of £1.5m (2001: £1.5m; 2000: £1.5m) relating to the partial release of a pension provision. In addition, net interest includes a credit of £8.1m (2001: £15.7m; 2000: £3.5m) in respect of the notional interest element of the variation from the regular pension cost.

Included in debtors is a pension prepayment of £34.6m (2001: £28.2m).

In the US, National Grid Group provides health care and life insurance to eligible retired US employees. Eligibility is based on certain age and length of service requirements and in some cases retirees must contribute to the cost of their coverage. The latest actuarial valuations were carried out as at 31 January 2002 for the Niagara Mohawk plans (for the purpose of determining the fair value of net assets acquired on the acquisition of Niagara Mohawk (note 26a)) and at 1 April 2001 for the remainder of the US plans. The principal assumptions adopted were a discount rate of 7.50% and that medical costs would increase by 10% per annum, decreasing to 5% by 2007 and remain at this rate thereafter.

The cost of providing health care and life insurance to retired US employees for the year ended 31 March 2002 amounted to £9.4m (2001: £7.3m; 2000, for the period 22 March 2000 to 31 March 2000: £0.2m).

FRS 17 Retirement benefits

On 20 November 2000, the Accounting Standards Board introduced a new accounting standard, FRS 17 ‘Retirement Benefits’, replacing SSAP 24 ‘Accounting for Pension Costs’. FRS 17 is fully effective for periods ending on or after 22 June 2003, though disclosures are required in the transitional period commencing with the year ended 31 March 2002. Initial disclosures showing the assets and liabilities of the major plans are set out below. In respect of the US pension and other post retirement plans, information relating to these has been aggregated. The disclosures have been calculated using the projected unit method of valuation on the basis of the following assumptions:

	UK Pensions		US Pensions	US Other post- retirement benefits
	%		%	%

Rate of increase in salaries	3.8	*	4.0	—
Rate of increase in pensions in payment and deferred pensions	2.9		—	—
Discount rate	6.0		7.5	7.5
Rate of increase in RPI	2.8		3.5	—
Initial health care cost trend rate	—		—	10.0
Ultimate health care cost trend rate	—		—	5.0

*	A promotional age related salary scale has also been used.

Part IV — Financial Information relating to National Grid Group

An analysis of the assets held in the various pension and other post retirement benefit schemes and the expected rates of return at 31 March 2002 were as follows:

	UK – Pensions		US – Pensions		US – Other post retirement benefits
	Long term rate of return expected at 31 March 2002%	Value at 31 March 2002 £m	Long term rate of return expected at 31 March 2002%	Value at 31 March 2002 £m	Long term rate of return expected at 31 March 2002%	Value at 31 March 2002 £m

Equities	7.8	848.9	10.2	902.2	10.3	236.4
Bonds	5.3	290.0	6.4	475.7	5.9	159.7
Property	6.3	82.9	8.0	11.2	—	—
Other	3.8	38.9	5.6	48.4	5.9	0.6

Total market value of assets		1,260.7		1,437.5		396.7
Present value of scheme liabilities		(1,312.2)		(1,623.1)		(884.0)

Scheme deficits		(51.5)		(185.6)		(487.3)
Related deferred tax asset		15.5		73.9		193.3

Net liabilities		(36.0)		(111.7)		(294.0)

The net pension liability for US – Pensions comprises net pension assets relating to funded schemes in surplus of £30.7m, net pension liabilities relating to funded schemes in deficit of £98.1m and net pension liabilities relating to unfunded schemes of £44.3m.

If the above amounts had been recognised in the financial statements, National Grid Group’s net assets employed at 31 March 2002 would be as follows:

£m

Net assets employed excluding net SSAP 24 liabilities	3,649.6
Net FRS 17 liabilities	(441.7)
Impact on regulatory assets of recognising net FRS 17 liabilities and related deferred tax	(89.3)

Net assets employed including net FRS 17 liabilities	3,118.6

The impact of the implementation of FRS 17 on net assets employed, as shown above, would be reflected within the profit and loss account reserve.

7.	Net interest

	2002 £m	2001 £m	2000 £m

Bank loans and overdrafts	120.5	118.0	12.4
Other	225.9	232.1	146.0

Interest payable and similar charges	346.4	350.1	158.4
Interest capitalised	(25.7)	(20.7)	(20.4)

Interest payable and similar charges net of interest capitalised	320.7	329.4	138.0
Interest receivable and similar income	(72.6)	(112.9)	(95.0)

	248.1	216.5	43.0
Joint ventures (including exceptional net interest of £92.5m (2001:
£nil; 2000: £nil), net of interest capitalised £10.1m (2001:
£18.5m; 2000: £2.1m))	120.5	12.8	8.9
Associate	16.4	25.8	15.6

	385.0	255.1	67.5

Comprising:
Net interest, excluding exceptional net interest	292.5	255.1	67.5
Exceptional net interest (note 3(e))	92.5	—	—

Net interest, including exceptional net interest	385.0	255.1	67.5

Interest on the funding attributable to assets in the course of construction was capitalised during the year at a rate of 6.2% (2001: 6.7%; 2000: 6.7%).

Interest payable and similar charges for 2001 included £21.0m of losses arising from the valuation at maturity of US dollar interest rate swaptions that provided an economic hedge against dollar borrowings, but which did not qualify as hedges for accounting purposes. Interest receivable and similar income for 2001 included a £17.4m gain on closing out sterling fixed interest rate swaps that were originally entered into as hedges for sterling borrowings.

Part IV — Financial Information relating to National Grid Group

8.	Taxation

	2002 £m	2001 £m	2000 £m

United Kingdom
– Corporation tax at 30%	39.5	(153.2)	347.4
– Adjustment to corporation tax in respect of prior years	(78.1)	(20.0)	—
– Deferred tax: timing differences	27.9	18.6	18.5
– Adjustment to deferred tax in respect of prior years	3.7	18.0	17.0

	(7.0)	(136.6)	382.9

Overseas
– Corporate tax	73.3	26.7	2.8
– Adjustment to corporate tax in respect of prior years	1.4	—	—
– Deferred tax: timing differences	(48.4)	44.1	—

	26.3	70.8	2.8

	19.3	(65.8)	385.7
Joint ventures	6.2	4.2	2.9
Associate	(0.2)	8.3	(6.3)

	25.3	(53.3)	382.3

Comprising:
Taxation – excluding exceptional items	85.4	182.1	152.8

Taxation – exceptional tax credit (note 3(f))	—	(229.5)	—
Taxation – exceptional items	(60.1)	(5.9)	229.5

	(60.1)	(235.4)	229.5

	25.3	(53.3)	382.3

A reconciliation of the UK corporation tax rate to the effective tax rate of National Grid Group is as follows:

	2002	2001	2000
	(% of profit before taxation)

UK corporation tax rate	30.0	30.0	30.0
Increase/(decrease) resulting from :
Goodwill amortisation and other permanent differences	7.4	8.6	0.1
Unrelieved tax losses (including overseas)	5.9	11.9	—
Overseas income taxed at other than UK statutory rate	(10.7)	(7.4)	—
Other	(0.4)	3.0	(1.5)

Effective tax rate before adjustment in respect of prior years and
exceptional items	32.2	46.1	28.6
Adjustment in respect of prior years	(14.8)	(0.5)	3.3

Effective tax rate after adjustment in respect of prior years and
before exceptional items	17.4	45.6	31.9
Exceptional items	(22.9)	(54.2)	(6.5)

Effective tax rate after exceptional items	(5.5)	(8.6)	25.4

9.	Dividends
	2002 pence	2001 pence	2000 pence	2002 £m	2001 £m	2000 £m

	(per ordinary share)

Ordinary dividends
– Interim	6.46	6.05	5.59	95.6	89.5	82.5
– Proposed final	9.58	9.03	8.35	169.0	133.5	123.0

	16.04	15.08	13.94	264.6	223.0	205.5

Part IV — Financial Information relating to National Grid Group

10.	Earnings per share

	Earnings per share 2002 pence	(Loss)/ profit for the year 2002 £m	Weighted average number of shares 2002 m	Earnings per share 2001 pence	Profit for the year 2001 £m	Weighted average number of shares 2001 m	Earnings per share 2000 pence	Profit for the year 2000 £m	Weighted average number of shares 2000 m

Basic, including exceptional items and goodwill amortisation	(32.3)	(493.3)	1,526.8	45.0	664.2	1,475.8	76.2	1,122.0	1,472.9
Exceptional costs (note 3(a))	5.2	79.0	—	2.7	39.4	—	—	—	—
Impairment of investments in joint ventures and associate (note 3(b))	50.6	774.6	—	—	—	—	—	—	—
Profit relating to partial disposal of Energis (note 3(c))	(1.3)	(20.1)	—	(16.5)	(243.3)	—	(54.3)	(800.1)	—
Profit on disposal of investments (note 3(d))	(0.7)	(10.6)	—	(1.3)	(20.1)	—	—	—	—
Exceptional financing charge (note 3(e))	6.1	92.5	—	—	—	—	—	—	—
Profit on disposal of tangible fixed assets	(1.4)	(22.0)	—	—	—	—	—	—	—
Exceptional tax credit (note 3(f))	—	—	—	(15.6)	(229.5)	—	—	—	—
Goodwill amortisation	5.9	90.4	—	5.7	84.6	—	0.6	8.2	—

Basic, excluding exceptional items and goodwill amortisation	32.1	490.5	1,526.8	20.0	295.3	1,475.8	22.5	330.1	1,472.9

Dilutive impact of employee share options				(0.1)	—	9.9	(0.2)	—	10.1
Dilutive impact of 4.25%
Exchangeable Bonds 2008				(0.1)	21.2	110.3	(0.3)	20.9	110.3

Diluted, excluding exceptional items and goodwill amortisation				19.8	316.5	1,596.0	22.0	351.0	1,593.3
Exceptional costs (note 3(a))				(2.5)	(39.4)	—	—	—	—
Profit relating to partial disposal of Energis (note 3(c))				15.2	243.3	—	50.2	800.1	—
Profit on disposal of investments (note 3(d))				1.3	20.1	—	—	—	—
Exceptional tax credit (note 3(f))				14.4	229.5	—	—	—	—
Goodwill amortisation				(5.2)	(84.6)	—	(0.5)	(8.2)	—

Diluted, including exceptional items and goodwill amortisation				43.0	685.4	1,596.0	71.7	1,142.9	1,593.3

The weighted average number of shares in issue excludes the shares held by employee share trusts.

Earnings per ordinary share, excluding exceptional items and goodwill amortisation, are provided in order to reflect the underlying performance of National Grid Group.

There is no difference between basic and diluted earnings per share for the year ended 31 March 2002.

11.	Intangible fixed assets – goodwill

	Cost £m	Amortisation £m	Net book value £m

At 1 April 2000	1,058.2	(3.0)	1,055.2
Exchange adjustments	160.5	(3.1)	157.4
Addition (note 26b)	225.0	—	225.0
Adjustments to acquisition provisional fair values	32.7	—	32.7
Disposal	(16.6)	2.8	(13.8)
Charge for the year	—	(70.3)	(70.3)

At 1 April 2001	1,459.8	(73.6)	1,386.2
Exchange adjustments	(3.8)	(1.1)	(4.9)
Addition (note 26a)	810.1	—	810.1
Charge for the year	—	(78.4)	(78.4)

At 31 March 2002	2,266.1	(153.1)	2,113.0

12.	Tangible fixed assets

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m

Cost at 1 April 2000	491.6	7,100.2	310.5	170.7	8,073.0
Exchange adjustments	49.4	384.5	6.4	2.3	442.6
Acquisition of group undertaking	57.8	415.1	7.2	—	480.1
Capital expenditure	8.3	4.2	507.8	15.5	535.8
Disposal of businesses	(139.1)	(408.6)	(2.8)	(20.5)	(571.0)
Other disposals	(6.0)	(50.5)	—	(11.7)	(68.2)
Reclassifications	(15.4)	444.7	(419.4)	(9.9)	—

Cost at 31 March 2001	446.6	7,889.6	409.7	146.4	8,892.3

Depreciation at 1 April 2000	216.7	2,812.6	—	105.4	3,134.7
Exchange adjustments	26.6	168.9	—	1.2	196.7
Acquisition of group undertaking	15.1	173.5	—	—	188.6
Charge for the year	6.5	251.6	—	18.4	276.5
Disposal of businesses	(114.6)	(326.9)	—	(17.0)	(458.5)
Other disposals	(1.6)	(49.7)	—	(11.7)	(63.0)
Reclassifications	(0.7)	14.0	—	(13.3)	—

Depreciation at 31 March 2001	148.0	3,044.0	—	83.0	3,275.0

Net book value at 31 March 2001	298.6	4,845.6	409.7	63.4	5,617.3

Part IV — Financial Information relating to National Grid Group

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m

Cost at 1 April 2001	446.6	7,889.6	409.7	146.4	8,892.3
Exchange adjustments	(1.4)	(17.2)	(1.3)	(0.4)	(20.3)
Acquisition of group undertaking	331.9	4,282.3	140.0	73.8	4,828.0
Capital expenditure	2.8	7.0	575.3	8.2	593.3
Disposals	(10.3)	(72.3)	—	(23.0)	(105.6)
Reclassifications	17.4	489.7	(489.6)	(17.5)	—

Cost at 31 March 2002	787.0	12,579.1	634.1	187.5	14,187.7

Depreciation at 1 April 2001	148.0	3,044.0	—	83.0	3,275.0
Exchange adjustments	(0.2)	(5.4)	—	(0.2)	(5.8)
Acquisition of group undertaking	45.0	1,477.9	—	40.5	1,563.4
Charge for the year	7.8	288.6	—	22.8	319.2
Disposals	(6.5)	(64.1)	—	(15.2)	(85.8)
Reclassifications	0.3	5.5	—	(5.8)	—

Depreciation at 31 March 2002	194.4	4,746.5	—	125.1	5,066.0

Net book value at 31 March 2002	592.6	7,832.6	634.1	62.4	9,121.7

The cost of tangible fixed assets at 31 March 2002 includes £306.2m (2001: £280.5m) relating to interest capitalised.

The net book value of land and buildings comprises:

	2002 £m	2001 £m

Freehold	557.8	262.5
Long leasehold (over 50 years)	28.9	30.0
Short leasehold (under 50 years)	5.9	6.1

	592.6	298.6

13.	Fixed asset investments

	Unlisted joint ventures		Listed associate	Own shares	Other investments	Total

	Share of net assets £m	Loans £m	Share of net assets £m	£m	£m	£m

At 1 April 2000	204.3	—	200.9	16.3	91.0	512.5
Exchange adjustments	(4.0)	3.5	—	—	15.4	14.9
Acquisition of group undertaking (note 26b)	6.3	—	—	—	28.7	35.0
Additions	250.8	61.4	—	2.1	22.9	337.2
Disposal of business	—	—	—	—	(23.1)	(23.1)
Other disposals	—	—	—	(8.2)	—	(8.2)
Share of retained loss	(122.8)	—	(42.9)	—	—	(165.7)
Other movements	(0.7)	—	243.9	—	—	243.2

At 31 March 2001	333.9	64.9	401.9	10.2	134.9	945.8

At 1 April 2001	333.9	64.9	401.9	10.2	134.9	945.8
Exchange adjustments	(34.1)	—	—	—	(0.1)	(34.2)
Acquisition of group undertaking (note 26a)	13.2	—	—	—	50.9	64.1
Additions	6.1	32.3	—	47.8	11.8	98.0
Transfers	10.4	(10.4)	—	—	—	—
Disposals	(8.3)	—	—	(12.3)	(1.9)	(22.5)
Share of retained loss	(158.3)	—	(31.3)	—	—	(189.6)
Transfer to provisions	37.3	—	—	—	—	37.3
Other movements	—	—	21.5	—	—	21.5

At 31 March 2002	200.2	86.8	392.1	45.7	195.6	920.4

Impairment at 1 April 2001	—	—	—	—	—	—
Charge for the year	129.3	84.9	392.1	—	—	606.3
Exchange adjustments	13.9	1.9	—	—	—	15.8

Impairment at 31 March 2002	143.2	86.8	392.1	—	—	622.1

Net book value at 31 March 2002	57.0	—	—	45.7	195.6	298.3

The market value of the investment in the listed associate (Energis) at 31 March 2002 was £15.6m (2001: £1,579.4m).

The share of retained loss relating to joint ventures includes an exceptional interest charge of £92.5m as described in note 3(e).

Own shares at 31 March 2002 relate to 13.2m 10p ordinary shares in National Grid, held by employee share trusts for the purpose of satisfying certain obligations under the various share option schemes operated by National Grid Group. Own shares at 31 March 2001 relate to 5.9m 11 13 /17 p ordinary shares in National Grid Holdings One plc (formerly National Grid Group plc), held by employee share trusts for similar purposes. The carrying value of £45.7m (market value £61.3m (2001: £31.9m)) represents the exercise amounts receivable in respect of those shares which were issued at market value by National Grid and cost in respect of those shares purchased in the open market. Funding is provided to the trusts by National Grid Group undertakings.

Part IV — Financial Information relating to National Grid Group

14.	Debtors

	2002 £m	2001 £m

Amounts falling due within one year:
Trade debtors	707.4	379.9
Amounts owed by an associate	21.9	10.5
Amounts owed by joint ventures	0.1	23.3
Regulatory assets	443.9	255.1
Prepayments and accrued income	136.9	115.8
Other debtors	217.7	95.8

	1,527.9	880.4

Amounts falling due after more than one year:
Amounts owed by an associate	40.3	45.1
Regulatory assets	3,969.9	978.8
Other debtors	44.2	30.0

	4,054.4	1,053.9

	5,582.3	1,934.3

The amounts owed by an associate include a net investment in a finance lease amounting to £44.6m (2001: £48.9m) comprising total rentals receivable of £65.2m (2001: £74.2m) less unearned income of £20.6m (2001: £25.3m), of which £4.3m (2001: £3.8m) falls due within one year and £40.3m (2001: £45.1m) falls due after more than one year. Rentals received and receivable in the year amounted to £9.0m (2001: £11.3m). At 31 March 2002, the minimum lease payments for each of the five years ending 31 March 2007 are £9.0m.

Regulatory assets

SFAS 71 establishes US GAAP for utilities whose regulators have the power to approve and/or regulate prices that may be charged to customers. Provided that through the regulatory process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Due to the different regulatory environment, no equivalent accounting standard applies in the UK.

Under UK GAAP, regulatory assets established in accordance with the principles of SFAS 71 are recognised where they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to transfer economic benefit to a third party. Measurement of the past transaction or event and hence of the regulatory asset is determined in accordance with UK GAAP.

Regulatory assets primarily relate to the right to recover from customers the liabilities recognised in respect of purchased power obligations (note 17), the decommissioning provision (note 20) and the under-recovery of power costs incurred. Regulatory assets outstanding at 31 March 2002 are expected to be substantially recovered over a period through to 2010.

15.	Assets held for exchange

The assets held for exchange of £16.6m (2001: £16.6m) represent the carrying value of 73.5m (2001: 73.5m) shares in Energis which are held to satisfy obligations under the 6% mandatorily exchangeable bonds 2003, as explained in note 18. The voting rights in respect of 61.0m (2001: 61.0m) of these shares are vested in the bondholders.

16.	Creditors (amounts falling due within one year)

	2002 £m	2001 £m

Borrowings (note 18)	1,451.9	1,008.7
Trade creditors and accruals	769.8	648.9
Amounts owed to an associate	5.2	10.6
Amounts owed to a joint venture	—	2.1
Purchased power obligations	102.4	105.0
Corporate tax	29.8	16.2
Social security and other taxes	25.8	14.1
Proposed dividend	169.0	133.5
Other creditors	415.4	274.6

	2,969.3	2,213.7

17.	Creditors (amounts falling due after more than one year)

	2002 £m	2001 £m

Borrowings (note 18)	7,001.4	3,180.7
Purchased power obligations	361.7	448.5
Liability for swap contracts	407.9	—
Other creditors	347.0	126.3

	8,118.0	3,755.5

Purchased power obligations

As part of the sale of substantially all of its non-nuclear generating business, National Grid USA entered into purchased power transfer agreements with the purchasers whereby the purchasers took over a number of long term contracts between National Grid USA and owners of various generating units. In exchange, National Grid USA committed to make fixed monthly payments to the purchasers towards the above-market cost of the contracts. The creditor relating to purchased power obligations, which is also reflected in regulatory assets (note 14), represents the net present value of these monthly payments discounted at 5.41%. At 31 March 2002, amounts falling due after five years totalled £65.4m (2001: £131.6m).

Liability for swap contracts

Niagara Mohawk has entered into indexed swap contracts that expire in 2008 and a further three swap contracts that expire in June and September 2003. Niagara Mohawk has recorded a liability in respect of these contractual obligations and recorded a corresponding regulatory asset as losses on these instruments may be recovered from customers. The amount of the liability and regulatory asset will fluctuate over the remaining terms of the swaps as nominal energy quantities are settled and will be adjusted as periodic assessments are made of energy prices.

Part IV — Financial Information relating to National Grid Group

18.	Borrowings

	2002 £m	2001 £m

Amounts falling due within one year:
Bank loans and overdrafts	36.6	627.5
Zero coupon bonds 2002	26.2	—
6% mandatorily exchangeable bonds 2003	242.6	242.6
Commercial paper	634.3	107.3
US senior notes	259.5	13.8
First mortgage bond	160.4	—
Other loans	92.3	17.5

	1,451.9	1,008.7

Amounts falling due after more than one year:
US private placement notes 2003-2015	65.5	74.8
European Investment Bank Swiss franc loan 2004	245.8	237.0
Euro 1,250m bonds 2006	772.4	—
8.0% bonds 2006	239.3	239.1
4.25% Exchangeable Bonds 2008	491.3	480.3
Euro 750m bonds 2011	463.3	—
Pollution control revenue bonds 2018-2022	315.1	315.0
£200m 3.806% index linked bonds 2020	200.9	—
5.875% bonds 2024	443.9	443.6
£360m 6.5% bond 2028	357.6	—
£40m 3.589% limited RPI linked bonds 2030	40.2	—
US senior notes	1,846.3	327.8
First mortgage bond	1,185.0	—
Tax exempt bonds	303.7	16.7
Other loans	31.1	24.7
Bank borrowings 2002-2004	—	995.5
Zero coupon bonds 2002	—	26.2

	7,001.4	3,180.7

Total borrowings	8,453.3	4,189.4

Total borrowings are repayable as follows:
In one year or less	1,451.9	1,008.7
In more than one year, but not more than two years	720.3	85.8
In more than two years, but not more than three years	436.8	1,262.0
In more than three years, but not more than four years	674.2	47.1
In more than four years, but not more than five years	1,005.1	252.6
In more than five years – by instalments	56.1	61.7
– other than by instalments	4,108.9	1,471.5

	8,453.3	4,189.4

At 31 March 2002, borrowings totalling £1,889.4m (2001: £348.6m) were secured by charges over property, plant and other assets of National Grid Group.

The interest rates shown above are those contracted on the underlying borrowing before taking into account interest rate and currency swaps.

In February 1999, National Grid Holdings One plc (formerly National Grid Group plc) issued 14.7m Equity Plus Income Convertible Securities (“EPICs”) in the form of 6% mandatorily exchangeable bonds 2003 in the aggregate principal amount of $401.2m. The EPICs are exchangeable, subject to certain exceptions, on or prior to 26 April 2003 at the option of the holder of the bonds (“bondholders”) into ordinary shares of Energis, an associated undertaking (note 15). If the EPICs are redeemed at the option of the bondholders prior to 3 May 2003, National Grid Group will deliver 4.1665 Energis shares per EPIC. On 3 May 2003, the number of Energis shares to be delivered by National Grid Group in respect of each EPIC is dependent upon the Energis share price at that date and ranges from a maximum of five, if the share price is £3.30 or less, to a minimum of 4.1665 if the share price is £3.96 or more.

The 4.25% Exchangeable Bonds 2008 are exchangeable on or prior to 8 February 2008 at the option of the holder, into ordinary shares of National Grid at the exchange price of 417p per ordinary share. After 17 February 2003, National Grid Group has the right to redeem the Exchangeable Bonds at any time in whole (but not in part) at the principal amount outstanding, including any redemption premium. Unless earlier redeemed, exchanged or purchased, the Exchangeable Bonds will be redeemed on 17 February 2008 at their principal amount plus a premium (together the redemption price, being £1,209.31 per £1,000 principal amount of Exchangeable Bonds). When a holder elects to exchange Exchangeable Bonds for ordinary shares, National Grid Group has the option to pay an amount equal to the cash value of the ordinary shares that would otherwise have been issued by National Grid. For the purposes of the maturity analysis of borrowings shown above, early exchange of the Exchangeable Bonds has not been anticipated and the Exchangeable Bonds have been classified as repayable in more than five years.

19.	Financial instruments

National Grid Group’s treasury policy, including details of the nature, terms and credit risk associated with financial instruments with off-balance sheet risk is described below. Short term debtors and creditors, where permitted by the financial reporting standard on derivatives and other financial instruments (FRS 13), have been excluded from the analyses of National Grid Group’s financial assets and financial liabilities contained within this note, which are after taking account of interest rate and currency swaps where applicable. It is assumed that because of short maturities, the fair value of short term debtors and creditors approximates to their book values.

Treasury policy
The funding and treasury risk management of National Grid Group is carried out by a central department operating under policies and guidelines approved by the directors. Acting within these policies certain treasury management activities are delegated to regional treasury centres. The treasury policy committee, a committee of National Grid Group Board, is responsible for regular review and monitoring of treasury activity and for approval of specific transactions. Treasury-related risks faced by National Grid Group include interest rate risk, currency risk, credit risk and liquidity and funding risk, and the policies applicable are described below. The treasury department is not operated as a profit centre. Debt and treasury positions are managed in a non-speculative manner, such that all transactions in financial instruments or products are matched to the underlying current or anticipated business requirement. Derivative financial instruments, including swaps and options, are used principally for reducing interest rate and currency risk. Derivatives are not held for trading purposes.

Interest rate risk
To provide protection against adverse interest rate movements, the interest rate on the debt portfolio is managed through the use of fixed-rate debt, combined with the use of interest rate swaps, options and option-related instruments with a view to maintaining a significant proportion of the debt portfolio at fixed rates over the medium term. To date, the policy objective has been to achieve 50% to 85% of debt at fixed rates depending on debt projections and market levels of interest rates. Following a recent reappraisal of the interest rate risk exposures of the wider group, the guidelines have been adjusted so that the target percentage of debt that is at a fixed rate is nearer the lower end of the previous range. The interest rate composition of National Grid Group’s financial liabilities at 31 March 2002 and 31 March 2001 are shown on page 70.

Currency risk
Although foreign currency transaction exposures relating to cross-border trading activity remain very limited, the policy of National Grid Group is to hedge all exposures exceeding $500,000 through the use of forward foreign exchange contracts. The principal currency risk to which National Grid Group is exposed arises from the translation of assets and liabilities not denominated in sterling. In general, the policy has been to hedge the balance sheet exposure through currency borrowings, currency swaps or forward foreign exchange deals to the extent of the original cost of the investment, where this is material and where it is practical to do so in the light of costs and availability of suitable financial instruments for the currency concerned.

The acquisition of Niagara Mohawk has increased the balance sheet exposure to US dollar denominated assets. In view of the increased materiality of the US dollar to National Grid Group the policy has been reviewed, and the

Part IV — Financial Information relating to National Grid Group objective since the acquisition is to match the US dollar proportion of National Grid Group’s financial liabilities to the proportion of its cash flow that arises in dollars and is available to service those liabilities. This rebalancing was completed at the time of the acquisition, by closing existing cross-currency swaps and through financing the cash portion of the acquisition price with a mixture of dollar and sterling borrowings.

The currency composition of National Grid Group’s financial liabilities and financial assets at 31 March 2002 and 31 March 2001 are shown on pages 70 and 71 respectively.

Liquidity risk
National Grid Group seeks to ensure that substantially all of its forecast funding needs for a period of at least 12 months ahead are fully covered by term loans drawn or committed bank facilities. Beyond this time, a prudent level of committed availability is maintained. Longer-term refinancing risk is controlled by ensuring that the amount of loans maturing in any year is not excessive, compared with National Grid Group’s borrowing capacity.

Credit risk
At 31 March 2002, National Grid Group had £212.6m of cash and deposits. National Grid Group is exposed to the credit riks of counterparties to these investments. National Grid Group’s policy is to select only counterparties with high-quality credit ratings (namely long-term ratings of at least A-/A3 or short-term ratings of A1/P1 from Standard and Poor’s or Moody’s respectively) and to avoid excessive concentration of risk. It does not expect any counterparties to fail to meet their obligations.

Commodity hedging
In the normal course of business, National Grid Group is party to derivatives including indexed swap contracts, gas futures, electricity swaps, options and oil commodity swaps that are principally used to manage commodity prices associated with its natural gas and electricity delivery operations. These financial exposures are monitored and managed as an integral part of National Grid Group’s financial risk-management policy. At the core of this policy is a condition that National Grid Group will engage in activities at risk only to the extent that those activities fall within commodities and financial markets to which it has a physical market exposure in terms and volumes consistent with its core business. National Grid Group does not issue or intend to hold derivative instruments for trading purposes.

As a result of the restructuring of the electricity industry in New York State during 1999, Niagara Mohawk, which was acquired by National Grid Group on 31 January 2002, entered into indexed swap contracts that expire in June 2008, and a further three swap contracts that expire in June and September 2003. These contracts replaced the then existing purchased power arrangements on terms and conditions that were more favourable to Niagara Mohawk than that allowed under the existing arrangements. These derivatives are not designated as hedging instruments but are the subject of regulatory rulings that allow the gains and losses to be passed on to customers.

At 31 March 2002 National Grid Group has recorded liabilities of £407.9m in respect of these contracts and has recorded a corresponding regulatory asset. The asset and liability will be amortised over the remaining term of the swaps as nominal energy quantities are settled, and will be adjusted as periodic reassessments are made of energy prices.

National Grid Group, through its acquisition of Niagara Mohawk, acquired New York Mercantile Exchange (“NYMEX”) gas futures and fixed for floating electric swaps that were considered hedges for accouting purposes. The level of activity in these derivatives has been immaterial, and all of these contracts expired by 31 March 2002. However, National Grid Group may enter into such contracts, as necessary, in the future.

National Grid Group, through its UK transmission operation, has entered into electricity put options during 2001/02, pursuant to its requirement to stabilise the electricity market in England and Wales through the operation of the New Electricity Trading Arrangements (“NETA”). The options are for varying terms but generally can be exercised throughout the summer of 2002. National Grid Group has entered into these options so that it has the ability to physically deliver electricity as required to meet its obligations under its electricity transmission licence. National Grid Group has not and does not expect to enter into any significant derivatives in connection with its NETA role.

Currency and interest rate composition of financial liabilities

				Fixed rate liabilities

	Total £m	Variable rate £m	Fixed rate £m	Weighted average interest rate %	Weighted average period for which rate is fixed Years

At 31 March 2002
Sterling	2,530.0	563.4	1,966.6	6.61	10.8
US dollars	5,923.3	1,081.4	4,841.9	7.33	6.1

Borrowings	8,453.3	1,644.8	6,808.5	7.12	7.5
Other financial liabilities (sterling)	28.2	4.7	23.5	5.34	3.6
Other financial liabilities (US dollars)	893.6	814.9	78.7	5.80	—	*
Other financial liabilities (other)	0.3	0.3	—	—	—

	9,375.4	2,464.7	6,910.7	7.10	7.4

At 31 March 2001
Sterling	539.6	(759.4)	1,299.0	6.92	4.6
US dollars	3,647.3	1,239.5	2,407.8	6.86	3.4
Other	2.5	2.5	—	—	—

Borrowings	4,189.4	482.6	3,706.8	6.94	4.8
Other financial liabilities (sterling)	30.4	—	30.4	5.34	4.6
Other financial liabilities (US dollars)	662.2	621.2	41.0	6.22	10.0	*

	4,882.0	1,103.8	3,778.2	6.92	4.8

*	Excludes non-equity minority interests of £78.7m (2001: £20.0m) with no final repayment date.

At 31 March 2002, the weighted average interest rate on short term borrowings of £1,451.9m (2001: £1,008.7m) was 4.3% (2001: 5.9%).

Foreign exchange forward deals taken out in 2001/2002 to manage the currency mix of National Grid Group’s borrowings portfolio, comprising a £190.4m forward sale of US dollars and a £10.4m forward sale of Australian dollars, have not been adjusted in the table above.

Other US dollar financial liabilities predominantly relate to indexed linked energy swap contracts of £407.9m (2001: £nil), purchased power obligations due after more than one year of £361.7m (2001: £448.5m), exchange translation of cross currency swaps of £45.3m (2001: £166.4m) and non-equity minority interests of £78.7m (2001: £20.0m).

Substantially all of the variable rate borrowings are subject to interest rates which fluctuate with London Interbank Offered Rate (“LIBOR”) for the appropriate currency at differing premiums or, in the case of certain US based companies, are based on the market rate for tax exempt commercial paper.

In calculating the weighted average number of years for which interest rates are fixed, swaps which are cancellable at the option of the swap provider are taken to have a life based on the earliest date at which they can be cancelled.

Part IV — Financial Information relating to National Grid Group

Maturity of financial liabilities at 31 March

	2002 £m	2001 £m

In one year or less	1,502.3	1,181.4
In more than one year, but not more than two years	887.1	191.6
In more than two years, but not more than three years	598.0	1,348.9
In more than three years, but not more than four years	832.5	130.4
In more than four years, but not more than five years	1,151.4	333.3
In more than five years	4,404.1	1,696.4

	9,375.4	4,882.0

Currency and interest rate composition of financial assets

	Total £m	Non-interest bearing £m	Variable rate £m	Fixed rate £m	Fixed rate assets

					Weighted average interest rate %	Weighted average period for which rate is fixed Years

At 31 March 2002
Sterling	89.8	—	89.8	—	—	—
US dollars	120.3	—	120.3	—	—	—
Other currencies	2.5	—	2.5	—	—	—

Cash and deposits	212.6	—	212.6	—	—	—
Other financial assets (sterling)	61.2	16.6	—	44.6	11.50	4.1
Other financial assets (US dollar)	59.1	16.8	14.0	28.3	4.72	9.2

	332.9	33.4	226.6	72.9	8.87	6.1

At 31 March 2001
Sterling	136.9	—	136.9	—	—	—
US dollars	131.6	—	131.6	—	—	—
Other currencies	2.7	—	2.7	—	—	—

Cash and deposits	271.2	—	271.2	—	—	—
Other financial assets (sterling)	65.5	16.6	—	48.9	11.50	4.8
Other financial assets (US dollar)	38.6	—	11.9	26.7	5.37	9.8
Other financial assets (other)	4.9	—	4.9	—	—	—

	380.2	16.6	288.0	75.6	9.34	6.6

Other financial assets at 31 March 2002 predominantly relate to assets held for exchange of £16.6m (2001: £16.6m), a net investment in a finance lease of £44.6m (2001: £48.9m), fixed asset investment of £40.3m (2001: £38.6m), and investment held for resale of £15.4m (2001: £nil). Cash and deposits earn interest at local prevailing rates for maturity periods generally not exceeding 12 months. The non-interest bearing assets held for exchange are expected to be realised on redemption of the 6% mandatorily exchangeable bonds 2003, as described in note 18.

Maturity of financial assets at 31 March

	2002 £m	2001 £m

In one year or less	259.1	316.2
In more than one year, but not more than two years	6.1	6.2
In more than two years, but not more than three years	22.0	6.5
In more than three years, but not more than four years	6.6	6.2
In more than four years, but not more than five years	6.6	7.0
In more than five years	32.5	38.1

	332.9	380.2

Fair values of financial instruments at 31 March

	2002		2001

	Book value £m	Fair value £m	Book value £m	Fair value £m

6% mandatorily exchangeable bonds 2003	(242.6)	(18.1)	(242.6)	(196.7)
Other short term debt	(1,209.3)	(1,231.9)	(766.1)	(768.7)
Exchangeable Bonds 2008	(491.3)	(543.3)	(480.3)	(627.7)
Other long term debt	(6,510.1)	(6,505.4)	(2,700.4)	(2,704.8)

Total borrowings	(8,453.3)	(8,298.7)	(4,189.4)	(4,297.9)
Cash and deposits	212.6	212.6	271.2	271.2

Net borrowings	(8,240.7)	(8,086.1)	(3,918.2)	(4,026.7)
Other financial liabilities *	(871.8)	(867.6)	(519.9)	(516.3)
Net investment in finance lease	44.6	46.2	48.9	56.0
Assets held for exchange	16.6	16.6	16.6	205.1
Other financial assets	59.1	57.2	43.5	44.8

Net financial liabilities *	(8,992.2)	(8,833.7)	(4,329.1)	(4,237.1)
Financial instruments held to manage interest rate and currency profile:
Interest rate swaps	—	(69.4)	(2.9)	(40.4)
Forward foreign currency contracts and cross currency swaps	(50.3)	(131.0)	(169.8)	(250.1)

*	Excluding interest rate swaps £nil (2001: £2.9m), forward currency contracts £5.0m (2001: £3.4m) and cross currency swaps £45.3m (2001: £166.4m).

Market values, where available, have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates.

The notional principal amounts relating to financial instruments held to manage interest rate and currency profile for interest rate swaps, foreign currency contracts and cross currency swaps amounted to £3,348.4m (2001: £2,534.9m) and £2,213.5m (2001: £2,118.0m) respectively.

Part IV — Financial Information relating to National Grid Group

Gains and losses on hedges

	Gains	Losses	Net gain/(loss)
	£m	£m	£m

Unrecognised gains and (losses) on hedges at 1 April 2001	10.7	(128.5)	(117.8)
Losses arising in previous years recognised in the year	—	38.8	38.8

Gains/(losses) arising in previous years not recognised in the
year	10.7	(89.7)	(79.0)
Gains/(losses) arising in the year	4.9	(76.0)	(71.1)

Unrecognised gains and (losses) on hedges at 31 March 2002	15.6	(165.7)	(150.1)

Of which:
Gains expected to be recognised within one year	12.6	—	12.6
Gains and (losses) expected to be recognised after one year	3.0	(165.7)	(162.7)

At 31 March 2002, within the £165.7m unrecognised loss there is an unrecognised loss of £94.0m for which there are offsetting gains of £73.8m on the related borrowings.

Borrowing facilities

At 31 March 2002, National Grid Group had committed credit facilities from syndicates of banks of £2,687.5m (2001: £2,510.5m) of which £2,687.5m (2001: £1,120.7m) was undrawn and of which £698.5m expires within one year, £298.9m expires after more than one year but less than two years, and £1,690.1m expires after more than two years. Of the unused facilities £1,073.7m (2001: £255.2m) are being held as backup to commercial paper and similar borrowings and the remainder are available to support further acquisitions and other general corporate purposes. At 31 March 2002 a further facility amounting to £211.3m (2001: £nil) existed for the purpose of factoring trade debtors, this facility was undrawn and expires within one year.

20.	Provisions for liabilities and charges

	Decom- missioning £m	Post- retirement benefits £m	Environ- mental £m	Deferred taxation £m	Associated undertakings £m	Other £m	Total provisions £m

At 1 April 2000	231.3	114.6	41.2	970.9	—	2.2	1,360.2
Exchange adjustments	29.3	14.7	3.8	27.3	—	—	75.1
Adjustments to acquisition provisional fair values	—	(11.8)	—	0.2	—	—	(11.6)
Acquisition of group undertaking (note 26b)	34.5	27.3	12.0	93.4	—	—	167.2
Additions	16.3	18.7	10.5	80.7	—	—	126.2
Unused amounts reversed	(80.5)	—	(10.0)	—	—	(1.8)	(92.3)
Utilised	(18.9)	(13.8)	(5.1)	—	—	(0.1)	(37.9)
Disposal of business	(65.9)	—	—	—	—	—	(65.9)

At 31 March 2001	146.1	149.7	52.4	1,172.5	—	0.3	1,521.0

	Decom- missioning £m	Post- retirement benefits £m	Environ- mental £m	Deferred taxation £m	Associated undertakings £m	Other £m	Total provisions £m

At 1 April 2001	146.1	149.7	52.4	1,172.5	—	0.3	1,521.0
Exchange adjustments	(0.3)	(1.9)	(1.0)	(4.0)	—	—	(7.2)
Acquisition of group undertaking (note 26a)	—	477.5	166.3	673.9	—	—	1,317.7
Additions	11.4	54.2	8.2	—	186.0	18.9	278.7
Unused amounts reversed	(19.1)	—	(13.2)	(16.8)	—	(0.4)	(49.5)
Utilised	(16.7)	(24.1)	(8.8)	—	—	—	(49.6)
Transfer from fixed asset investments	—	—	—	—	37.3	—	37.3
Other movement	—	—	—	(14.1)	—	—	(14.1)

At 31 March 2002	121.4	655.4	203.9	1,811.5	223.3	18.8	3,034.3

The decommissioning provision of £121.4m at 31 March 2002, represents the net present value of the estimated expenditure (discounted at rates up to 7.75% (2001: 6.62%)) expected to be incurred in respect of the decommissioning of certain nuclear generating units and other related provisions. A related regulatory asset is also recognised (note 14). Expenditure is expected to be incurred between 2002 and 2042. Additions in the year include £7.9m (2001: £10.8m) and £(2.6)m (2001: £2.3m) in respect of changes in the discounted amount arising from the passage of time and the effect of a change in the discount rate respectively.

The post-retirement benefits provision is in respect of pensions £259.0m (2001: £76.1m) and other post-retirement benefits (health care and life insurance) £396.4m (2001: £73.6m).

The environmental provision represents the estimated environmental restoration and remediation costs relating to a number of sites. At 31 March 2002, £189.2m of this provision represents the net present value of the estimated expenditure (discounted at 7.5%) expected to be incurred between 2002 and 2045 (2001: £37.8m discounted at 7.75%). Substantially all of the remainder of this provision is expected to be utilised within the next five years.

The associated undertakings provision of £223.3m (2001: £nil) represents the recognition of obligations associated with the impairment of investments in joint ventures and associate amounting to £186.0m (2001: £nil) and the recognition of the net liabilities of a joint venture amounting to £37.3m (2001: £nil).

Deferred taxation comprises:

	2002 £m	2001 £m

Accelerated capital allowances	1,682.7	1,124.4
Other timing differences	128.8	48.1

	1,811.5	1,172.5

A deferred tax asset in respect of substantial capital losses has not been recognised because their future recovery is uncertain. The exact amount of these losses not recognised at 31 March 2002 is not yet quantified pending agreement of the amount with the relevant tax authorities.

Part IV — Financial Information relating to National Grid Group

21.	Share capital

	Allotted, called up and fully paid

	millions	£m

At 31 March 1999 – ordinary shares of 10 pence*	1,477.9	147.8
Issued during the year	6.9	0.7
Repurchased and cancelled during the year	(0.2)	—

At 31 March 2000*	1,484.6	148.5

At 31 March 2001*	1,484.6	148.5
Issued during the year*	292.3	29.2

At 31 March 2002	1,776.9	177.7

One £1 special rights redeemable preference share (at 31 March 2002, 31 March 2001* and 31 March 2000*)

*	In accordance with merger accounting principles, the shares issued in connection with the scheme of arrangement to acquire National Grid Holdings One plc (described below) have been treated as if these shares were in issue throughout the year and comparative periods.

On 31 January 2002 under a scheme of arrangement between the former National Grid Group plc (now renamed National Grid Holdings One plc) and its shareholders under section 425 of the Companies Act, and sanctioned by the High Court on 25 January 2002, all of the issued shares in that company, including the special share as defined below, were cancelled. Following the cancellation, the share capital of National Grid Holdings One plc was restored to its former nominal amount by applying the reserve arising as a result of the cancellation to pay up in full new shares equal in nominal value to the shares cancelled. One of the new National Grid Holdings One plc shares was issued to National Grid Nominees Limited on behalf of National Grid Group plc. The remaining shares were issued to New National Grid plc (now renamed National Grid Group plc) which, as a result became the new holding company of the National Grid group.

The £1 special rights non-voting redeemable preference share, the National Grid Special Share, held on behalf of the Crown, was issued to the Secretary of State on 31 January 2002 as part of the scheme of arrangement. It is redeemable at any time at par at the option of the holder, after consulting National Grid. The National Grid Special Share does not carry any rights to vote at general meetings but entitles the holder to receive notice of and to attend and speak at such meetings. Certain matters, in particular the alteration of certain provisions in the National Grid Articles, require the prior written consent of the holder of the National Grid Special Share. The National Grid Special Share confers no right to participate in the capital or profits of National Grid, except that on a winding-up the Special Shareholder is entitled to repayment of £1 in priority to other shareholders. Prior to 31 January 2002, the Secretary of State held a special share with equivalent rights in National Grid Holdings One plc.

At 31 March 2001 and 31 March 2000 the authorised share capital of National Grid Holdings One plc, the former holding company of the National Grid group, was £250.0m, comprising 2,125m shares of 11 13 /17 pence each. At 31 March 2002, the authorised share capital of National Grid was £250.0m (2,500m ordinary shares of 10 pence each, and the National Grid Special Share).

The total consideration received by National Grid Group in respect of shares issued during the year ended 31 March 2002 was £1,329.0m, of which £59.1m was received from employee share trusts, which represented contributions from National Grid Group undertakings. The remaining shares were issued on acquisition of Niagara Mohawk, for a total consideration of £1,269.9m, as explained in note 26a.

Share option schemes

National Grid Group operates two principal forms of share option plans. They are a sharesave plan (the “Sharesave Plan”) and an executive share option plan (the “Executive Plan”).

The Sharesave Plan is savings-related where, under normal circumstances, share options are exercisable on completion of a three or a five year save-as-you-earn contract. The exercise price of options granted represents 80% of the market price at the date the option was granted.

The Executive Plan applies to senior executives, including executive directors. Options granted in the 2001/02 financial year are subject to the achievement of performance targets related to total shareholder return over a period of at least three years. The share options are generally exercisable between the third and tenth anniversaries of the date of grant if the relevant performance target is achieved.

In any ten year period, the maximum number of shares that may be issued or issuable pursuant to the exercise of options under all of the National Grid Group’s share option plans may not exceed the number of shares representing 10% of the issued ordinary share capital from time to time.

Movement in options to subscribe for ordinary shares under the National Grid Group’s various option schemes for the three years ended 31 March 2002 are shown below and include those options related to shares issued to employee benefit trusts.

	Sharesave Plan millions	Executive Plan millions	Total millions

At 31 March 1999	16.3	4.7	21.0
Granted	3.5	2.3	5.8
Lapsed	(0.5)	(0.2)	(0.7)
Exercised	(3.1)	(0.8)	(3.9)

At 31 March 2000	16.2	6.0	22.2
Granted	1.4	1.6	3.0
Lapsed	(0.4)	—	(0.4)
Exercised	(4.1)	(0.7)	(4.8)

At 31 March 2001	13.1	6.9	20.0
Granted	2.4	2.6	5.0
Lapsed	(0.7)	(0.1)	(0.8)
Exercised	(5.0)	(0.9)	(5.9)

At 31 March 2002	9.8	8.5	18.3

Exercisable between 1 April 2002 and:	28 Feb 2007	30 Mar 2012
Option price per ordinary share	171.0p to 457.0p	205.5p to 623.0p

Further details of share options are given in section 8 of Part IX of this document.

Part IV — Financial Information relating to National Grid Group

22.	Reserves

	Share premium account £m	Profit & loss account £m	Merger Reserve £m

At 31 March 2000	—	1,764.8	300.9
Exchange adjustments	—	(14.7)	—
Ordinary shares issued during the year	0.9	—	—
Tax on exchange adjustments	—	31.9	—
Transfer on issue of certain shares under share option schemes	1.3	(1.3)	—
Retained profit for the year	—	441.2	—
Transfer*	(2.2)	—	2.2

At 31 March 2001	—	2,221.9	303.1
Exchange adjustments	—	(58.3)	—
Ordinary shares issued during the year
– Share option schemes	46.2	—	—
– Acquisition	1,242.1	—	—
Tax on exchange adjustments	—	21.6	—
Transfer on issue of certain shares under share option schemes	11.3	(11.3)	—
Retained loss for the year	—	(757.9)	—
Excess of par value of shares of merged company acquired over par value of shares issued on acquisition*	—	—	0.2
Transfer*	(56.2)	—	56.2

At 31 March 2002	1,243.4	1,416.0	359.5

* In the year to 31 March 2002, the application of merger accounting principles to the group reconstruction which involved the creation of a new holding company (see National Grid’s Accounting Policies – Basis of consolidation) gave rise to a difference which falls to be accounted for as a merger difference and included within merger reserve. In accordance with merger accounting principles, the shares issued in connection with the scheme of arrangement to acquire National Grid Holdings One plc have been treated as if they were in issue throughout the year and comparative periods.

The balance on the merger reserve at 31 March 2002 represents the difference between the called up share capital of National Grid and the called up share capital, share premium and capital redemption reserve of the former holding company (now renamed National Grid Holdings One plc) at 31 January 2002, the date of the capital reorganisation.

23.	Minority interests: non-equity

The non-equity minority interests of £78.7m (2001: £20.0m) comprise cumulative preference stock issued by National Grid Group undertakings.

24.	Reconciliation of movement in equity shareholders’ funds

	2002 £m	2001 £m	2000 £m

(Loss)/profit for the year	(493.3)	664.2	1,122.0
Dividends	(264.6)	(223.0)	(205.5)

	(757.9)	441.2	916.5
Issue of ordinary shares	1,317.7	0.9	11.6
Repurchase of own shares	—	—	(1.1)
Exchange adjustments	(58.3)	(14.7)	3.1
Tax on exchange adjustments	21.6	31.9	—

Net increase in equity shareholders’ funds	523.1	459.3	930.1
Equity shareholders’ funds at start of year	2,673.5	2,214.2	1,284.1

Equity shareholders’ funds at end of year	3,196.6	2,673.5	2,214.2

25.	Group cash flow statement

(a)	Reconciliation of operating profit to net cash inflow from operating activities

	2002	2001	2000
	£m	£m	£m

Operating profit of group undertakings	507.4	705.5	571.8
Depreciation and amortisation	436.9	380.0	158.6
Impairment of investments in joint ventures	186.0	—	—
Profit on disposal of tangible fixed assets	—	(6.6)	(4.3)
Decrease/(increase) in stocks	14.0	(7.9)	(0.4)
Decrease/(increase) in debtors	203.0	(189.8)	(22.7)
Decrease in creditors	(108.6)	(55.3)	(11.5)
Increase/(decrease) in provisions	10.5	(11.7)	(6.8)
Other	6.2	(3.6)	(2.7)

Net cash inflow from operating activities	1,255.4	810.6	682.0

The net cash inflow of Niagara Mohawk, acquired in 2002, was approximately £18.0m, after exceptional integration cash costs incurred of £21.0m.

(b)	Disposal of investments

	2002 £m	2001 £m	2000 £m

Cash consideration received	36.5	204.7	—
Cash balances of businesses disposed	—	(8.8)	—

	36.5	195.9	—

Part IV — Financial Information relating to National Grid Group

(c)	Acquisition of group undertakings

	2002 £m	2001 £m	2000 £m

Payments to acquire group undertakings	(918.2)	(442.5)	(2,049.2)
(Overdrafts)/cash balances of group undertakings acquired	(15.3)	1.6	4.1

	(933.5)	(440.9)	(2,045.1)

(d)	Reconciliation of net cash flow to movement in net debt

	2002 £m	2001 £m	2000 £m

Movement in cash and overdrafts	53.6	(1.9)	26.4
Net cash inflow from the management of liquid resources	(336.2)	(775.2)	(618.8)
Increase in borrowings	(442.4)	(81.4)	(769.2)

Change in net debt resulting from cash flows	(725.0)	(858.5)	(1,361.6)
Acquisition of group undertakings	(3,621.3)	(162.2)	(611.7)
Certificates of tax deposit surrendered	—	(3.6)	(5.9)
Exchange adjustments	19.9	(218.0)	29.9
Other non-cash movements	3.9	(12.3)	(10.9)

Movement in net debt in the year	(4,322.5)	(1,254.6)	(1,960.2)
Net debt at start of year	(3,918.2)	(2,663.6)	(703.4)

Net debt at end of year	(8,240.7)	(3,918.2)	(2,663.6)

Liquid resources comprise short term deposits.

(e)	Analysis of changes in net debt

	At 1 April 1999 £m	Cash flow £m	Acquisition of group undertaking* £m	Non-cash movements £m	Exchange adjustments £m	Other movements £m	At 31 March 2000 £m

Cash at bank and in hand**	1.6	6.2	—	—	—	—	7.8
Bank overdrafts	(24.2)	20.2	—	—	—	—	(4.0)
		26.4
Deposits**	1,522.9	(618.8)	107.7	—	(2.1)	(5.9)	1,003.8
Borrowings due after one year	(1,637.3)	(924.0)	(663.3)	197.6	31.7	(10.9)	(3,006.2)
Borrowings due within one year	(566.4)	154.8	(56.1)	(197.6)	0.3	—	(665.0)
		(769.2)

	(703.4)	(1,361.6)	(611.7)	—	29.9	(16.8)	(2,663.6)

	At 1 April 2000 £m	Cash flow £m	Acquisition of group undertaking* £m	Non-cash movements £m	Exchange adjustments £m	Other movements £m	At 31 March 2001 £m

Cash at bank and in hand**	7.8	17.4	—	—	0.1	—	25.3
Bank overdrafts	(4.0)	(19.3)	—	—	—	—	(23.3)
		(1.9)
Deposits**	1,003.8	(775.2)	—	—	20.9	(3.6)	245.9
Borrowings due after one year	(3,006.2)	60.6	(50.0)	32.1	(204.9)	(12.3)	(3,180.7)
Borrowings due within one year	(665.0)	(142.0)	(112.2)	(32.1)	(34.1)	—	(985.4)
		(81.4)

	(2,663.6)	(858.5)	(162.2)	—	(218.0)	(15.9)	(3,918.2)

	At 1 April 2001 £m	Cash flow £m	Acquisition of group undertaking* £m	Non-cash movements £m	Exchange adjustments £m	Other movements £m	At 31 March 2002 £m

Cash at bank and in hand**	25.3	66.9	—	—	—	—	92.2
Bank overdrafts	(23.3)	(13.3)	—	—	—	—	(36.6)
		53.6
Deposits**	245.9	(336.2)	215.1	—	(4.6)	0.2	120.4
Borrowings due after one year	(3,180.7)	(752.3)	(3,188.5)	107.1	10.7	2.3	(7,001.4)
Borrowings due within one year	(985.4)	309.9	(647.9)	(107.1)	13.8	1.4	(1,415.3)
		(442.4)

	(3,918.2)	(725.0)	(3,621.3)	—	19.9	3.9	(8,240.7)

*	Excluding cash and bank overdrafts
**	Cash and deposits per the balance sheet £212.6m (2001: £271.2m; 2000: £1,011.6m).

Part IV — Financial Information relating to National Grid Group

26.	Acquisitions

(a) On 31 January 2002, National Grid Group acquired the entire issued share capital of Niagara Mohawk for a total consideration of £2,186.5m including acquisition costs of £44.9m. The acquisition has been accounted for by using the acquisition method of accounting. Because the acquisition occurred late in the financial year, fair values and goodwill arising on the acquisition are provisional and may be subject to revision during the current financial year. Goodwill arising on acquisition is being amortised over 20 years, being its estimated useful economic life.

		Fair value adjustments

	Book value at acquisition £m	Revaluations £m		Accounting policy alignment £m		Provisional fair value £m

Tangible fixed assets	3,264.6	266.8	(ix),(x)	(266.8)	(ix),(x)	3,264.6
Fixed asset investments	96.5	(32.4)	(i)	—		64.1
Stocks	37.8	—		(1.6)		36.2
Debtors	4,295.3	(193.4)	(ii),(iii),(vii)	(146.8)	(xi),(xii),(xiv)	3,955.1
Investment held for resale	—	15.4	(v)	—		15.4
Cash and deposits	237.0	—		(21.9)	(xiii)	215.1
Creditors excluding borrowings	(950.8)	(27.1)	(vi)	38.9	(xiii)	(939.0)
Borrowings	(3,382.6)	(453.8)	(iv),(vii)	(15.3)	(xiii)	(3,851.7)
Provisions for liabilities and charges	(1,437.1)	(32.6)	(iii),(viii)	152.0	(xi),(xii),(xiv)	(1,317.7)
Minority interests	(347.2)	281.5	(iv)	—		(65.7)

	1,813.5	(175.6)		(261.5)

Net assets acquired						1,376.4
Goodwill arising on acquisition						810.1

						2,186.5

Share consideration						1,269.9
Cash consideration, including costs of acquisition						916.6

						2,186.5

Investment held for resale of £15.4m relates to an associated undertaking of Niagara Mohawk which is held exclusively with a view to resale. The book and fair value of this business represents the anticipated net sale proceeds.

Fair value adjustments primarily comprise:

Revaluation adjustments relating to:
(i)	Revaluation of investments to market value (£32.4m);
(ii)	Write down of regulatory assets related to nuclear activities (£669.4m);
(iii)	Recognition of pension fund liabilities, assets and other related regulatory assets (£290.6m);
(iv)	Revaluation and reclassification of preferred stock of a subsidiary undertaking (minority interest) to borrowings (£281.5m);
(v)	Revaluation and reclassification of investment held for resale (£15.4m);
(vi)	Recognition of current tax and other liabilities (£22.7m);
(vii)	Revaluation of long-term debt and recognition of related regulatory assets (£184.7m);
(viii)	Deferred tax on certain fair value adjustments (£258.0m).

Accounting policy alignment relating to:
(ix)	Accounting for allowance for equity funds used during construction (£75.6m);
(x)	Accounting for costs incurred on the disposal of tangible fixed assets (£191.2m);
(xi)	Discounting of provisions and recognition of effect on related regulatory assets (£57.3m);
(xii)	Non-recognition of certain regulatory assets under UK GAAP (£46.9m);
(xiii)	Re-classification of unpresented cheques (£37.2m);
(xiv)	Non-recognition of pension provision and related regulatory assets under UK GAAP (£45.7m).

Adjustments (ix) and (x) have also resulted in corresponding revaluation adjustments.

The results of Niagara Mohawk, prepared on the basis of its pre-acquisition accounting policies under US GAAP, for the period 1 January 2002 to 31 January 2002 and for its preceding financial year ended 31 December 2001 are set out below:

	Period 1 January to 31 January 2002 £m	Year ended 31 December 2001 £m

Turnover	255.4	3,269.2
Operating costs	(251.1)	(3,078.0)

Operating profit of group undertakings
– Before exceptional items	4.3	308.8
– Exceptional items	—	(117.6)

	4.3	191.2
Share of joint venture’s operating profit	0.2	2.5
Net interest	(18.7)	(264.0)

Loss before taxation	(14.2)	(70.3)
Taxation	(0.6)	57.9
Minority interests	(5.4)	(21.7)

Loss for the period	(20.2)	(34.1)

Part IV — Financial Information relating to National Grid Group

(b) On 19 April 2000, National Grid Group acquired the entire issued share capital of EUA for a cash consideration of £414.0m including acquisition costs of £4.5m. The acquisition has been accounted for by using the acquisition method of accounting. Goodwill arising on acquisition is being amortised over 20 years, being its estimated useful economic life.

		Fair value adjustments

	Book value at acquisition £m	Revaluations £m		Accounting policy alignment £m		Fair value £m

Tangible fixed assets	274.4	34.9	(iii),(iv)	(17.8)	(i),(iii),(iv)	291.5
Fixed asset investments	42.7	(3.4)		(4.3)	(i)	35.0
Stocks	1.7	—		—		1.7
Debtors	457.4	(0.5)		(124.8)	(ii)	332.1
Business held for resale	50.2	5.2	(v)	—		55.4
Cash and deposits	1.6	—		—		1.6
Creditors excluding borrowings	(274.8)	(15.3)	(vi),(vii)	110.3	(ii)	(179.8)
Borrowings	(162.6)	—		0.4		(162.2)
Provisions for liabilities and charges	(157.7)	(10.8)	(vi)	1.3	(i),(ii)	(167.2)
Minority interests	(18.1)	(1.0)		—		(19.1)

	214.8	9.1		(34.9)

Net assets acquired						189.0
Goodwill arising on acquisition						225.0

Cash consideration, including costs of acquisition						414.0

Business held for resale of £55.4m relates to a subsidiary undertaking of EUA which was held exclusively with a view to resale. The fair value of this business represents the net sale proceeds.

Fair value adjustments primarily comprise:

Accounting policy alignment relating to:
(i)	recognition of decommissioning liabilities and other provisions in accordance with FRS12 (£15.8m);
(ii)	non-recognition of certain liabilities, and related assets, which do not comply with FRS12 (£123.1m);
(iii)	accounting for allowance for equity funds used during construction (£13.7m);
(iv)	accounting for costs incurred on the disposal of tangible fixed assets (£21.2m);
Adjustments (iii) and (iv) have also resulted in corresponding revaluation adjustments.

Other revaluation adjustments relating to:
(v)	revaluation of business held for resale to reflect net proceeds from sale (£5.2m);
(vi)	recognition of liabilities in respect of certain integration costs (£13.9m);
(vii)	recognition of additional liabilities in respect of taxation and certain other items (£14.4m).

The loss after taxation and minority interest of EUA for the period 1 January 2000 to 18 April 2000, based on its accounting policies prior to acquisition, was £0.4m.

The comparative figure for the year ended 31 December 1999 was a profit after taxation and minority interest of £10.5m.

(c) The acquisition of NEES was completed on 22 March 2000 at a total cost of £2,070.8m. The net assets acquired were ascribed a final fair value of £975.4m resulting in goodwill of £1,095.4m. This includes certain adjustments, totalling £32.7m, to the provisional fair values stated in the 31 March 2000 accounts which are included in the table below. Goodwill arising on acquisition is being amortised over 20 years, being its estimated useful economic life.

		Fair value adjustments

	Book value at acquisition £m	Revaluations £m		Accounting policy alignment £m		Fair value £m

Tangible fixed assets	1,688.6	96.7	(iii),(iv)	(74.4)	(i),(iii),(iv)	1,710.9
Fixed asset investments	109.2	12.0	(vii)	—		121.2
Stocks	16.5	—		—		16.5
Debtors	1,087.5	8.3	(vi),(vii)	(22.3)	(i),(ii)	1,073.5
Business held for resale	121.2	(33.6)	(v)	—		87.6
Cash and deposits	116.5	—		(4.7)		111.8
Creditors excluding borrowings	(799.4)	(0.5)		42.4	(ii)	(757.5)
Borrowings	(719.4)	—		—		(719.4)
Provisions for liabilities and charges	(584.6)	(12.7)	(vi)	(36.7)	(i)	(634.0)
Minority interests	(35.2)	—		—		(35.2)

	1,000.9	70.2		(95.7)

Net assets acquired						975.4
Goodwill arising on acquisition						1,095.4

Cash consideration, including costs of acquisition						2,070.8

Fair value adjustments primarily comprise:

Accounting policy alignment relating to:
(i)	recognition of decommissioning liabilities and other provisions in accordance with FRS 12 (£47.4m);
(ii)	non-recognition of certain liabilities, and related assets, which do not comply with FRS 12 (£34.6m);
(iii)	accounting for allowance for equity funds used during construction (£13.3m);
(iv)	accounting for costs incurred on the disposal of tangible fixed assets (£84.1m);
Adjustments (iii) and (iv) have also resulted in corresponding revaluation adjustments.

Other revaluation adjustments relating to:
(v)	revaluation of business held for resale to reflect net proceeds from sale (£33.6m);
(vi)	recognition of a net deficiency on pension and other post-retirement plans (£2.2m);
(vii)	revaluation of investments to market value (£12.0m).

27.	Related party transactions

Transactions with an associate and joint ventures, which were in the normal course of business, were as follows:

	2002 £m	2001 £m	2000 £m

Sales:
Services supplied	32.6	46.5	35.0
Finance lease rentals	9.0	11.3	6.7
Purchases:
Services received	55.1	26.3	16.7
Tangible fixed assets	2.7	—	5.6

Amounts owed by and owed to an associate and joint ventures are given in notes 14 and 16 respectively.

Part IV — Financial Information relating to National Grid Group

28.	Commitments and contingencies

(a)	Future capital expenditure

	Group		Associate and joint ventures

	2002 £m	2001 £m	2002 £m	2001 £m

Contracted for but not provided	360.8	396.8	26.2	90.1

Information in respect of the associate’s “future capital expenditure contracted for but not provided” was not available at 31 March 2002. As a consequence, in respect of the position at 31 March 2002 only, the information provided above in respect of the share of associate and joint ventures’ “future capital expenditure contracted for but not provided” solely relates to joint ventures.

(b)	Lease commitments

At 31 March 2002, National Grid Group’s operating lease commitments for the financial year ending 31 March 2003 amounted to £33.2m (2001: £11.9m) and are analysed by lease expiry date as follows:

	Land and buildings		Other		Total

	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m

Within one year	0.8	0.1	2.2	1.1	3.0	1.2
Between two and five years	1.9	1.3	11.7	4.5	13.6	5.8
After five years	7.3	2.6	9.3	2.3	16.6	4.9

	10.0	4.0	23.2	7.9	33.2	11.9

Total commitments under non-cancellable operating leases were as follows:

	2002 £m	2001 £m

In one year or less	33.2	11.9
In more than one year, but not more than two years	28.7	10.7
In more than two years, but not more than three years	25.9	8.4
In more than three years, but not more than four years	23.9	6.4
In more than four years, but not more than five years	18.6	5.5
In more than five years	159.0	34.6

	289.3	77.5

(c)	Power commitments

At 31 March, National Grid Group had obligations to purchase energy under long term contracts. The following table analyses that commitment, excluding those purchased power obligations, the net present value of which is already reflected in creditors (note 17).

	2002 £m	2001 £m

In one year or less	1,340.1	1,037.3
In more than one year, but not more than two years	1,188.9	670.8
In more than two years, but not more than three years	1,057.1	644.9
In more than three years, but not more than four years	684.3	545.2
In more than four years, but not more than five years	691.5	277.4
In more than five years	2,350.1	1,238.6

	7,312.0	4,414.2

(d)	Guarantees and performance bonds

A National Grid Group undertaking has issued performance bonds in the ordinary course of business amounting to £40.6m (2001: £88.1m), of which £10.6m (2001: £58.3m) is in respect of a joint venture, and has issued guarantees in respect of an associate up to £14.1m (2001: £14.1m).

(e)	Sale of Millstone 3

In November 1999, NEP, a National Grid subsidiary, entered into an agreement with Northeast Utilities (“NU”) to settle claims made by NEP in relation to the operating of the Millstone 3 nuclear unit. As part of this agreement, NU agreed to include NEP’s 16.2% share in an auction of NU’s share in that unit, at a guaranteed price, irrespective of the price actually received at auction. On 31 March 2001 the Millstone 3 sale was completed and proceeds of $27.9m (£19.6m) were received by NEP. Millstone 3 was subsequently sold to Dominion Resources Inc. for a total of approximately $855.0m (£602.0m).

Regulatory authorities from Rhode Island, New Hampshire and Massachusetts have expressed an intent to challenge the reasonableness of the settlement agreement as NEP would have received approximately $140.0m (£100.0m) of sale proceeds without the agreement. The dispute will be resolved by the FERC. National Grid believes it has a strong argument that it acted prudently since the amount received under the settlement agreement was the highest sale price for a nuclear unit at the time the agreement was reached.

(f)	Environmental related litigation

On 25 May 2000, the New York State Department of Environmental Conservation (“DEC”) issued an air pollution notice of violation to Niagara Mohawk regarding the operation of its two formerly owned coal-fired generation plants (Huntley and Dunkirk). The notice of violation was also issued to NRG Energy, Inc. (“NRG”), the current owner and operator of both plants. While no specific relief was sought in the notice of violation, the DEC and the New York State Attorney General have indicated in meetings with Niagara Mohawk and NRG that they will be seeking substantial fines against Niagara Mohawk and NRG as well as the imposition of pollution controls. It is Niagara Mohawk’s position that the cost of pollution controls should be borne by NRG.

In May 2001, the New York State Attorney General advised Niagara Mohawk and NRG of its intent to file suit alleging that the plants are in violation of the Clean Air Act. On 13 July 2001, Niagara Mohawk filed a declaratory judgement action against NRG in New York State Supreme Court. Niagara Mohawk is seeking a declaratory judgement that NRG is responsible for any control upgrades and mitigation resulting from the above-referenced environment action. This litigation is in the discovery phase. On 10 January 2002, New York State filed suit against Niagara Mohawk and NRG in US District Court for alleged violations of the Clean Air Act. Niagara Mohawk has filed a motion to dismiss.

29.	National Grid Group undertakings, joint ventures and associate

Details of the principal National Grid Group undertakings, joint ventures and associate included in the National Grid Group accounts at 31 March 2002 are given in section 13 of Part IX of this document.

Part IV — Financial Information relating to National Grid Group

30.	Post balance sheet event

On 22 April 2002 the Boards of National Grid and Lattice unanimously agreed and announced the terms of a recommended merger. Under the terms of the merger, National Grid shareholders will retain their shares in National Grid (to be renamed National Grid Transco) and Lattice shareholders will receive 0.375 of a New National Grid Transco Share for each Lattice share. Upon completion of the merger, National Grid shareholders will hold approximately 57.3%, and Lattice Shareholders will hold approximately 42.7%, of the issued share capital of National Grid Transco, based on the issued share capital of the two companies at the date of the announcement.

It is intended to account for the merger in accordance with merger accounting principles.

PART V

FINANCIAL INFORMATION RELATING TO LATTICE GROUP

1.	Financial information for the 15 months ended 31 March 2002 and the two 12 month periods ended31 December 2000 and 1999

Introduction
The financial information set out in this section has been extracted without material adjustment from the audited consolidated financial statements of Lattice for the 12 months ended 31 December 2000 (“2000 accounts”) and the 15 months ended 31 March 2002 (“2002 accounts”). The 2000 accounts were the first statutory consolidated accounts prepared by Lattice following the Demerger. The financial information for the 12 months ended 31 December 1999 is extracted without material adjustment from the Accountants’ Report set out in the listing particulars relating to Lattice dated 15 September 2000 and from the comparatives to the 2000 accounts.

Restatement of prior periods

(a)	Accounting convention

In accordance with FRS 18 ‘Accounting Policies’ and following Transco’s latest price control review, the directors have reviewed the accounting principles of Lattice Group during the 15 months ended 31 March 2002 and decided that Lattice Group should change its accounting convention from modified historical cost to historical cost, as modified by the revaluation of investment properties. The comparative information for the 12 months ended 31 December 2000 as included in the 2002 accounts has been restated accordingly. Under modified historical cost accounting, the assets were held on the balance sheet at the lower of replacement cost or value in use. The historical cost convention holds the assets on the balance sheet at the original cost. Adoption of the historical cost convention is considered to aid understandability and comparability of the financial information with that of other utilities. If the accounts had been prepared on a modified historical cost basis, the profit for the 15 months ended 31 March 2002 would have been reduced by £221m to £243m (12 months ended 31 December 2000 reduction of £135m to £402m) and the modified historical cost net assets at 31 March 2002 would have increased by £6,018m to £5,113m (31 December 2000 increase of £6,609m to £5,597m). For further information regarding modified historical cost results and net assets, see note 30.

(b)	FRS 19 Deferred Tax

FRS 19 was issued on 7 December 2000, and has been implemented during the 15 months ended 31 March 2002. In the 2002 accounts, comparative figures for the 12 months ended 31 December 2000 under the historical cost convention were restated accordingly. The 31 December 2000 modified historical cost and 31 December 1999 information has not been restated for FRS 19. In accordance with FRS 19, a full provision for deferred tax is recognised, on a discounted basis, on all timing differences that have originated but not reversed at the balance sheet date. The implementation of FRS 19 has increased the profit for the 15 months ended 31 March 2002 by £71m (12 months ended 31 December 2000 historical cost basis £19m) and increased net liabilities as at 31 March 2002 by £599m (31 December 2000 historical cost basis £670m).

Basis of preparation and accounting principles

(a) Basis of preparation

During the 15 months ended 31 March 2002, to improve the transparency of Lattice Group’s performance, the financial year end was changed from 31 December to 31 March. This aligns Transco’s reported results with its regulatory year. Accordingly, the financial information shown in this report includes the consolidated financial information for the 15 months ended 31 March 2002 of Lattice Group. The comparative information provided in the financial information is for the two 12 month periods ended 31 December 2000 and 1999. The principal entities included within the financial information are shown in note 29.

Lattice Group has also changed the basis of preparation of its accounts (see above). The accounts have been prepared in accordance with applicable accounting standards, and for the 15 months ended 31 March 2002 have been prepared under historical cost principles, as modified for the revaluation of investment properties. The 2000 accounts were prepared on a modified historical cost basis and were restated on an historical cost basis in the 2002 accounts and are presented under both accounting principles in the financial information following. The information for the 12 months ended 31 December 1999 as included in the 2000 accounts was prepared on a modified historical cost basis and has been presented on that basis in the financial information following.

Part V — Financial Information Relating to Lattice Group

The financial information for the two 12 month periods ended 31 December 1999 and 2000 was prepared on a merger basis. Lattice Group demerged from BG Group on 23 October 2000. The following summarises the accounting and other principles that were applied in preparing the 2000 accounts on a merger basis:

–	the 2000 accounts for Lattice Group were prepared as if the continuing operations of Lattice Group were in existence for the whole of 1999 and 2000;
–	as well as costs borne directly by Lattice Group, the results within the financial information include a share of corporate head office costs which were historically recharged by BG Group to its underlying business segments. These principally comprise costs of the following head office departments: Finance, Secretariat and Legal, Human Resources and Corporate Affairs as well as other corporate recharges such as pension and share scheme costs. The level of charges may not have been representative of costs incurred following the Demerger;
–	net interest includes net interest payable on the net debt of BG Group and its subsidiary undertakings which were attributed to Lattice Group. Interest charges may not have been representative of costs incurred following the Demerger;
–	exchange differences on foreign currency debt included in shareholders’ funds in 1999 were offset against those arising on overseas assets of BG Group and its subsidiary undertakings. Lattice Group did not have any foreign currency assets at the time and swapped all foreign currency borrowings into sterling obligations following the 1999 corporate restructuring and refinancing of BG which became effective on 13 December 1999 (“1999 Refinancing”);
–	the tax charge for Lattice Group was based on certain assumptions that were applied to provide a reasonable estimate of the tax charge that would have existed had it been a separate business. Historical tax charges presented may not have been representative of tax charges that would have been incurred had the Lattice Group businesses not formed part of BG Group and its subsidiary undertakings or of charges incurred following the Demerger; and
–	all capital and reserves movements, excepting movements to the revaluation reserve, were stated on a pro forma basis as shown in note 24.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported revenues during the reporting period. Actual results could differ from these estimates.

Under modified historical cost principles, Lattice Group valued Transco’s regulatory assets at depreciated replacement cost (see “Tangible fixed assets” below), or, where lower, the estimated value in use (see “Impairment of fixed assets” below). Transco’s regulatory assets are those assets which are subject to a regulatory regime in Britain. Revalued assets include operational land and buildings, mains and services, gas storage, plant and machinery and meters in Britain.

For further information on the differences between modified historical cost and historical cost profit, see note 30.

(b)	Basis of consolidation

In accordance with the principles of merger accounting, as set out in FRS 6 ‘Acquisitions and Mergers’, the financial information for the 12 month periods ended 31 December 1999 and 31 December 2000 has been prepared as if Lattice Group had been in existence throughout 1999 and 2000. Information in respect of the transactions made in connection with the Demerger is shown in note 1 to the financial information following. Only the continuing operations of Lattice Group that were demerged on 23 October 2000 are consolidated in the financial information. The results of undertakings acquired post-Demerger are consolidated from the date when control passed to Lattice. The results of undertakings disposed of post-Demerger are consolidated to the date when control passed from Lattice.

The financial information comprises a consolidation of the accounts of Lattice and its subsidiary undertakings and incorporates the results of its share of joint ventures and associated undertakings on an equity basis.

Lattice Group’s principal subsidiary undertaking, Transco, which operates the substantial majority of the gas distribution network in Britain, has been ring-fenced for regulatory purposes. The ring-fence requires Transco to meet a number of regulatory conditions which include restrictions on business activities, fund raising, granting of guarantees and dividend payments. These restrictions are not sufficiently onerous to prevent Lattice Group management from exercising control of the business or rights over the subsidiary undertaking’s assets and management and hence Transco’s results have been consolidated. Transco is registered with the SEC in the US in respect of listed debt securities. Transco therefore publishes additional information based on US accounting principles in the 20-F Statement that is included within its report and accounts.

(c)	Intangible fixed assets
(i)	Goodwill

On the acquisition of a subsidiary undertaking, joint venture or associated undertaking, fair values are attributed to the net assets acquired and the consideration paid. Goodwill, which represents the difference between the fair value of the purchase consideration and the fair value of the net assets acquired, is capitalised. Goodwill which has a limited useful economic life is amortised on a straight-line basis.

In order to give a true and fair view, the piecemeal approach to calculating goodwill has been used for the acquisition of SST in the 15 months ended 31 March 2002, see note 13.

(ii)	Negative goodwill

Negative goodwill is included within intangible fixed assets and released to the profit and loss account in the periods in which the fair values of non-monetary assets purchased are recovered.

(iii)	Capitalised software

The cost of internally developed software to be sold to third parties is capitalised in the balance sheet and amortised over its economic life. Capitalised costs relate to labour costs directly attributable to the development of the software. Costs are capitalised and amortised to match the revenue earning period of the software.

The cost of developing software for use in new ventures or for operations transferred out of the regulatory ring-fence is capitalised and amortised over its useful economic life.

(iv)	Telecommunications licences

The cost of telecommunications licences is capitalised in the balance sheet and amortised over their useful economic life on a straight-line basis.

(d)	Tangible fixed assets

In the 2002 and 2000 historical cost financial information, all categories of tangible fixed assets are carried at depreciated historical cost, with the exception of investment properties which are carried at valuation. In the 2000 accounts, Transco’s regulatory tangible fixed assets were included in the balance sheet at depreciated replacement cost or, where lower, the estimated value in use (see “Modified historical cost” and “Impairment of fixed assets” below). The 31 December 2000 and 1999 modified historical cost financial information that follows is prepared on this basis.

(i)	Historical cost

Additions represent extensions to, or significant increases in, the capacity of tangible fixed assets and are stated at actual cost.

Major assets in the course of construction are included in tangible fixed assets, in the categories to which they relate, on the basis of costs incurred at the balance sheet date. In the case of assets constructed by Lattice and its subsidiary undertakings, this includes all relevant directly attributable costs and commissioning costs. Interest costs incurred during construction that are directly attributable to the construction of a significant tangible fixed asset are capitalised as part of the cost of the asset concerned at a rate based on Lattice Group’s average cost of debt.

Contributions received towards the cost of tangible fixed assets are included in creditors as deferred income and credited to the profit and loss account over the life of the assets.

Part V — Financial Information Relating to Lattice Group

(ii)	Modified historical cost
The following outlines the accounting policies applied to Transco’s regulatory tangible fixed assets prior to the policies adopted in the 2002 accounts:
(a)	land and buildings – based upon periodic valuation undertaken on a rolling basis by independent external chartered surveyors, determined on the basis of open market value for existing use;
(b)	mains and services, gas storage, plant and machinery and meters – a rolling five-year valuation, with interim valuations either quarterly or annually. Valuation was undertaken internally by qualified staff with full valuations reviewed externally. The valuation was based upon the application of calculated average unit replacement costs to the physical lengths or quantities used except some plant and machinery where valuation was based on the application of appropriate indices to their historical cost;
(c)	other tangible fixed assets – based upon historical cost.
(iii) Depreciation

Freehold land and investment properties are not depreciated as expected residual values are not materially different from their carrying values. Other tangible fixed assets are depreciated on a straight-line basis at rates sufficient to write-off the historical cost of individual assets over their estimated useful economic lives. The depreciation periods for the principal categories of assets are as follows:

Freehold and leasehold buildings	up to 50 years
Mains and services	55 to 65 years
Gas storage	40 years
Plant and machinery	3 to 50 years
Meters	10 to 15 years (years ended 31 December 2000 and 1999 10 to 20 years)
Motor vehicles and office equipment	1 to 10 years

Asset lives are kept under review and complete asset life reviews are regularly carried out. Following a review in the 15 months to 31 March 2002 of meter lives, the maximum depreciation period for meters was reduced from 20 years to 15 years. The impact of this change is detailed in note 1. Where asset lives are revised, the carrying amount is depreciated over the remaining revised life.

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Assets in the course of construction are not depreciated until they enter service.

(e)	Impairment offixed assets

Impairment is calculated as the difference between the carrying values of the net assets of income generating units and their recoverable amount, being the higher of net realisable value and their estimated value in use at the date the impairment review is undertaken. Net realisable value represents the amount that can be generated through sale of the assets. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital of the income generating unit. Future cash flows are based on a five-year business plan, projected out to either perpetuity or a more relevant term. Reviews are carried out if there is some indication that impairment may have occurred, to ensure that fixed assets are not carried above their estimated recoverable amounts. Impairment is recognised in the profit and loss account.

Under modified historical cost, impairment of regulatory assets was recognised in the statement of total modified historical cost recognised gains and losses until the carrying amount of the asset was reduced to depreciated historical cost; thereafter impairment was recognised in the profit and loss account. In addition, changes in value in use were reported in the statement of total modified historical cost recognised gains and losses as unrealised surplus or loss on revaluation of tangible fixed assets.

For further details of the impairment reviews carried out in the 15 months ended 31 March 2002, see note 3.

(f)	Stocks

Stocks are stated at weighted average historical cost less provision for deterioration and obsolescence.

(g)	Environmental costs

Provision is made, on a discounted basis, for statutory decontamination costs of old gas manufacturing sites, retained in Lattice Group. The unwinding of the discount is included in the profit and loss account as a financial item and is added to the net interest charge.

(h)	Deferred

FRS 19 ‘Deferred Tax’ has been implemented during the 15 months ended 31 March 2002. The 2000 historical cost figures have been restated accordingly. In accordance with FRS 19, a full provision for deferred tax is recognised, on a discounted basis, on all timing differences that have originated but not reversed by the balance sheet date. In the 2000 and 1999 modified historical cost information, the provision for deferred tax was accounted for on the partial provisioning basis required by SSAP 15. SSAP 15 states that deferred tax, in respect of accelerated capital allowances and other timing differences, is to be provided only to the extent that it was probable that a liability or asset would crystallise. The effect of this change in accounting policy on the results and net assets of Lattice Group is detailed in the “Restatement of prior periods” section on page 88.

(i)	Leases

Assets for use in Lattice Group’s businesses which are held under finance leases are capitalised, included in tangible fixed assets at historical cost and depreciated accordingly. The obligations related to finance leases, net of finance charges in respect of future periods, are included within borrowings. The interest element of the rental obligation is allocated to accounting periods during the lease term, to reflect the constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account as incurred, except that a provision has been made in respect of rent and rates payable on vacant leasehold property.

Assets acquired for letting under finance leases are included in debtors (due within or after one year). Income from finance leases is calculated by apportioning the total gross earnings to give a constant periodic rate of return to the net cash investment of the leases in each period.

Assets held by Lattice Group for letting under operating leases are shown under fixed assets. Income from operating leases is recognised on a straight-line basis over the life of the lease.

(j)	Foreign currencies

Assets and liabilities denominated in foreign currencies are translated into sterling at closing rates of exchange. Trading results of overseas subsidiary undertakings, joint ventures and associated undertakings are translated into sterling at average rates of exchange. Differences resulting from the retranslation of the opening net assets and the results for the period are taken to reserves.

(k)	Financial instruments

Derivative instruments utilised by Lattice Group are interest rate swaps, foreign currency swaps, forward rate agreements, interest rate swaptions and forward exchange contracts.

A derivative instrument is considered to be used for hedging purposes when it alters the risk profile of an existing underlying exposure of Lattice Group in line with its risk management policies. Derivatives used for hedging are accounted for on an accruals basis. During the period there were no derivatives used for trading purposes.

Termination payments made or received in respect of derivatives are spread over the shorter of the life of the original instrument or the life of the underlying exposure in cases where the underlying exposure continues to exist. Where the underlying exposure ceases to exist, any termination payments are taken to the profit and loss account.

Interest differentials on derivative instruments are recognised by adjusting the net interest charge. Premiums or discounts on derivative instruments are amortised over the shorter of the life of the instrument or the underlying exposure.

Currency swap agreements and forward exchange contracts are retranslated at the rates ruling in the agreements and contracts. Resulting gains or losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs.

Part V — Financial Information Relating to Lattice Group

(l)	Turnover

Lattice Group turnover, which excludes value added tax and other sales taxes, comprises the value of goods and services provided by Lattice Group undertakings, excluding those between them.

Total turnover is Lattice Group turnover together with Lattice Group’s share of its joint ventures’ turnover. Turnover generated under contracts pertaining to a period of time is recognised on a proportional basis to match the timing of the service delivery.

Turnover within Transco in respect of sales of regulated transportation services, Lattice Group’s principal source of revenue, includes an assessment of transportation services supplied to customers between the date of the last meter reading and the year end. Provision is not made for any future price reductions where revenues exceed the regulated maximum allowable amount.

(m)	Interest

Interest payable, except that relating to financing the construction of significant tangible fixed assets, is written off as incurred. Discounts or premiums and expenses on the issue of debt securities and premiums payable on early redemption of debt securities, in lieu of future interest costs, are amortised over the term of the related security and included within interest payable.

(n)	Replacement expenditure

Replacement expenditure represents the cost of planned maintenance of Transco’s mains and services assets by replacing or lining sections of pipe. This expenditure is principally undertaken to repair and to maintain the safety of the network and is written-off as incurred. Expenditure that enhances the performance of the mains and services assets is treated as an addition to tangible fixed assets.

(o)	Restructuring costs

Costs arising from the current Lattice Group restructuring primarily relate to redundancy costs. Redundancy costs are charged against profit in the period in which Lattice Group becomes irrevocably committed to incurring the costs and the main features of the restructuring plan have been announced to affected employees. For further details relating to restructuring costs in the 15 months ended 31 March 2002, see note 3.

(p)	Pensions

SSAP 24 ‘Accounting for Pension Costs’ requires that the cost of providing retirement pensions and related benefits be charged to the profit and loss account over the periods benefiting from the employees’ services. The regular pension cost, variations from the regular pension cost and interest are all charged within employee costs. The difference between the charge or credit to the profit and loss account and the contributions paid to the Lattice Group Pension Scheme (the “Pension Scheme”) is shown as an increase or decrease in the provision. Deferred tax and interest on this provision are accounted for in full.

FRS 17 ‘Retirement Benefits’, which was issued on 30 November 2000, comes into effect on a progressive basis commencing in 2001 with full implementation required by 31 March 2004. The required disclosures for 2002 are given in note 27.

(q)	Research and development

All research and development expenditure is written off as incurred except for laboratory buildings, equipment used for research and development and capitalised software. These are capitalised and depreciated in accordance with the depreciation policies set out above.

(r)	Advertising expenditure

Advertising expenditure is written off as incurred.

Consolidated profit and loss account

			Historical cost				Modified historical cost

		Notes	15 months ended 31 Mar 2002 £m		12 months ended 31 Dec 2000 £m		12 months ended 31 Dec 2000 £m		12 months ended 31 Dec 1999 £m

Turnover – Lattice Group and share of joint ventures			4,132		3,092		3,092		3,129
Less: share of joint ventures’ turnover	– continuing operations		(11)		(5)		(5)		—

Lattice Group turnover	– continuing operations		4,097		3,087		3,087		3,129
	– acquisitions		24		—		—		—
		2	4,121		3,087		3,087		3,129

Operating costs before exceptional items	– continuing operations		(2,679)		(1,905)		(2,030)		(1,848)
	– acquisitions		(38)		—		—		—
Exceptional items	– continuing operations	3, 4	(365)		(43)		(43)		(20)
			(3,082)		(1,948)		(2,073)		(1,868)

Lattice Group operating profit	– continuing operations		1,053		1,139		1,014		1,261
	– acquisitions		(14)		—		—		—
			1,039		1,139		1,014		1,261
Share of operating losses in joint ventures			(22)		(4)		(4)		—
Share of exceptional operating items in joint ventures		3	(48)		—		—		—

Total operating profit	– continuing operations		983		1,135		1,010		1,261
	– acquisitions		(14)		—		—		—
		2	969		1,135		1,010		1,261
Gain on sale of shares by employee share plan	– continuing operations	3	50		—		—		—
Profit on disposal of other fixed assets	– continuing operations	3	73		25		15		37

Profit on ordinary activities		2	1,092		1,160		1,025		1,298
Net interest		6	(481)		(444)		(444)		(357)

Profit on ordinary activities before taxation			611		716		581		941
Tax on profit on ordinary activities(a)		7	(151)		(179)		(198)		(317)

Profit on ordinary activities after taxation			460		537		383		624
Minority interests			4		—		—		—

Profit for the financial period			464		537		383		624
Dividends		8	(315)		(246)		(246)		—

Transfer to reserves		24	149		291		137		624

Earnings per ordinary share – basic		9	13.3	p	15.5	p	11.0	p	17.7	p
Earnings per ordinary share – basic
excluding exceptional items		9	19.3	p	15.8	p	11.6	p	17.5	p
Earnings per ordinary share – notional adjusted		9		(b)		(b)	11.6	p	15.5	p
Earnings per ordinary share – diluted		9	13.2	p	15.4	p	11.0	p	—
Earnings per ordinary share – diluted
excluding exceptional items		9	19.1	p	15.7	p	11.5	p	—

(a)	The 15 months ended 31 March 2002 and the 12 months ended 31 December 2000 historical cost information reflects the implementation of FRS 19. The 12 months ended 31 December 2000 modified historical cost and the 12 months ended 31 December 1999 information has not been restated for FRS 19. For further information, see the “Restatement of prior periods” section on page 88.
(b)	This information was not disclosed in the 2002 accounts and is therefore not included above.

The “Basis of preparation and accounting principles” on pages 88 to 93, together with the notes on pages 101 to 154, form part of this financial information.

Part V — Financial Information Relating to Lattice Group

Consolidated statement of total recognised gains and losses

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Profit for the financial period	464	537	383	624
Reduction in revaluation reserve on reclassification of investment properties	(50)	—	—	—
Unrealised gain on transfer of fixed assets to a joint venture (see note 12)	16	14	10	—
Taxation on unrealised gain on transfer of fixed assets to a joint venture	(4)	—	—	—
Unrealised surplus on revaluation of tangible fixed assets (see note 11)	—	—	376	16

Total recognised gains and losses for the financial period	426	551	769	640
Prior year adjustment(a)	(7,279)	—	—	—

Total recognised gains and losses	(6,853)	551	769	640

(a)	The change from the modified historical cost accounting convention has reduced net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced net assets by £599m as at 31 March 2002 (31 December 2000 historical cost £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,617m as at 31 March 2002 (31 December 2000 historical cost £7,279m). The 31 December 2000 modified historical cost and the 31 December 1999 modified historical cost information has not been restated for FRS 19. For further information, see the “Restatement of prior periods” section on page 88.

Note of profits and losses

	Historical cost				Modified historical cost

	15 months ended 31 Mar 2002 £m		12 months ended 31 Dec 2000 £m		12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Reported profit on ordinary activities before taxation	611		716		581	941
Realisation of investment property revaluation gains of previous years	—		7		—	—
Modified historical cost adjustments:
Depreciation in excess of historical cost depreciation(a)		(c)		(c)	125	140
Disposal of tangible fixed assets adjustment(b)		(c)		(c)	17	39
		(c)		(c)	142	179

Historical cost profit on ordinary activities before taxation	611		723		723	1,120

Historical cost profit for the period retained after taxation, minority interests and dividends	149		298		279	803

(a)	Represents the additional depreciation necessary to bring historical cost depreciation up to a full modified historical cost depreciation charge, which is based on the modified historical cost of fixed assets.
(b)	Represents the difference between the modified historical cost and historical cost profit or loss on disposal.
(c)	Information is not applicable as accounts are presented on an historical cost basis.

The “Basis of preparation and accounting principles” on pages 88 to 93, together with the notes on pages 101 to 154, form part of this financial information.

Balance sheets

		Historical cost		Modified historical cost

	Notes	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Fixed assets
Intangible assets:
– Goodwill and other	10	31	—	—	—
– Negative goodwill	10	(37)	—	—	—
– Net goodwill and other		(6)	—	—	—
Tangible assets	11	7,998	7,448	14,057	13,536
Investments in joint ventures:
– Share of gross assets	12	6	73	73	—
– Share of gross liabilities	12	(2)	(11)	(11)	—
		4	62	62	—
Other investments	12	9	10	10	7

		8,005	7,520	14,129	13,543
Current assets
Stocks	14	68	41	41	46
Debtors: amounts falling due within one year	15	378	638	638	745
Debtors: amounts falling due after more than one year	15	4	10	54	294
		382	648	692	1,039
Investments	16	234	223	223	422
Cash at bank and in hand		18	7	7	13

		702	919	963	1,520
Creditors: amounts falling due within one year
Borrowings	17 to 20	(598)	(1,371)	(1,371)	(1,823)
Other creditors	21	(1,328)	(1,027)	(1,027)	(757)
		(1,926)	(2,398)	(2,398)	(2,580)

Net current liabilities		(1,224)	(1,479)	(1,435)	(1,060)

Total assets less current liabilities		6,781	6,041	12,694	12,483
Creditors: amounts falling due after more than one year
Borrowings	17 to 20	(5,712)	(4,861)	(4,861)	(5,182)
Other creditors	21	(951)	(874)	(874)	(825)
		(6,663)	(5,735)	(5,735)	(6,007)
Provisions for liabilities and charges	22	(1,023)	(1,318)	(692)	(803)

Net (liabilities)/assets		(905)	(1,012)	6,267	5,673

Capital and reserves(a)
Called up equity share capital	23, 24	353	353	353	353
Other reserves	24	(5,719)	(5,731)	(5,731)	(5,771)
Revaluation reserve	24	—	50	6,659	6,429
Profit and loss account	24	4,468	4,322	4,992	4,665
Joint ventures and associated undertakings	24	(3)	(6)	(6)	(3)

Lattice Group shareholders’ (deficit)/funds		(901)	(1,012)	6,267	5,673
Minority interests		(4)	—	—	—

Total shareholders’ (deficit)/funds(b)		(905)	(1,012)	6,267	5,673

(a)	Capital and reserves for 1999 have been stated on a pro forma basis (see note 24).

(b)	The change from the modified historical cost accounting convention has reduced net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced net assets by £599m as at 31 March 2002 (31 December 2000 historical cost £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,617m as at 31 March 2002 (31 December 2000 historical cost £7,279m). The
31 December 2000 modified historical cost and the 31 December 1999 modified historical cost information has not been restated for FRS 19. For further information, see the “Restatement of prior periods” section on page 88.

Commitments and contingencies are shown in note 25.

The “Basis of preparation and accounting principles” on pages 88 to 93, together with the notes on pages 101 to 154, form part of this financial information.

Part V — Financial Information Relating to Lattice Group

Movements in Lattice Group shareholders’ funds

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Profit for the financial period	464	537	383	624
Dividends	(315)	(246) (a)	(246)	—

	149	291	137	624
Issue of bonds on 1999 Refinancing	—	—	—	(1,509)
Other recognised gains and losses for the financial period(b)	(38)	14	386	16
Contribution to sharesave trust(c)	—	45	45	—
Currency translation adjustments(d)	—	—	—	(9)
Funding movement with BG	—	26	26	(1,052)

Net movement in shareholders’ funds/(deficit) for the financial period	111	376	594	(1,930)
Lattice Group shareholders’ (deficit)/funds as at beginning of period(e)	(1,012)	(1,388)	5,673	7,603

Lattice Group shareholders’ (deficit)/funds as at period end(e)	(901)	(1,012)	6,267	5,673

(a)	Includes £123m in respect of Lattice Group contribution to BG Group interim dividend.

(b)	See the “Consolidated statement of total recognised gains and losses” for an analysis of these amounts.

(c)	Represents contributions by BG Group to the Transco sharesave trust as part of the Demerger arrangements.

(d)	Currency translation adjustments in 1999 arising on foreign currency net debt are offset aganst those arising on overseas assets of BG Group prior to Demerger. Lattice Group swapped all foreign currency borrowings into sterling obligations following the 1999 Refinancing.

(e)	The change from the modified historical cost accounting convention has reduced Lattice Group’s net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced Lattice Group’s net assets by £599m as at 31 March 2002 (31 December 2000 historical cost £670m), giving a cumulative impact of change in accounting policies of reducing net assets as at 31 March 2002 by £6,617m (31 December 2000 historical cost £7,279m). The 31 December 2000 modified historical cost and the 31 December 1999 modified historical cost information has not been restated for FRS 19. For further information, see the “Restatement of prior periods” section on page 88.

Reconciliation of modified historical cost and historical cost net assets/(liabilities)

	As at 31 Dec 2000 £m		As at 31 Dec 1999 £m

Modified historical cost net assets	6,267		5,673
Revaluation surplus(a)	(6,659)		(6,429)

Historical cost net liabilities	(392)	(b)	(756)

(a)	Represents revaluation of Transco’s regulatory assets at 31 December 2000 of £6,609m (31 December 1999 £6,372m) and investment properties of £50m (31 December 1999 £57m).

(b)	The adjusted balance does not agree to the net liabilities figure as shown under the 2000 historical cost information as the modified historical cost figures do not reflect the implementation of FRS 19 or the revaluation of investment properties of £50m.

The “Basis of preparation and accounting principles” on pages 88 to 93, together with the notes on pages 101 to 154, form part of this financial information.

Consolidated cash flow statement

	Notes		Historical cost		Modified historical cost

			15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Operating activities:
Cash inflow from operating activities before exceptional items	28	(a)	2,238	1,542	1,542	1,092
Net expenditure relating to exceptional items	28	(a)	(74)	(36)	(36)	(35)

Net cash inflow from operating activities	28	(a)	2,164	1,506	1,506	1,057

Net cash outflow from returns on investments and servicing of finance	28	(b)	(398)	(444)	(444)	(395)
Net cash outflow from taxation			(248)	(202)	(202)	(162)
Net cash outflow from capital expenditure and financial investment	28	(c)	(1,228)	(633)	(633)	(344)
Net cash outflow from acquisitions and disposals	28	(d)	(22)	(5)	(5)	(7)
Equity dividends paid(a)			(249)	(123)	(123)	—

Net cash inflow before the management of liquid resources and financing activities			19	99	99	149
Net cash (outflow)/inflow from the management of liquid resources	28	(e)	(11)	198	198	7

Net cash inflow before financing activities			8	297	297	156
Net cash outflow from financing activities	28	(f)	(36)	(297)	(297)	(153)

Net (decrease)/increase in cash in the period(b)(c)			(28)	—	—	3

(a)	In 2000, represents a dividend paid to BG Group in respect of Lattice Group contribution to BG Group 2000 interim dividend.
(b)	The acquisition of Stoner during 2001 contributed a £3m inflow to Lattice Group’s net decrease in cash in the 15 months ended 31 March 2002.
(c)	The acquisition of control of SST during 2001 contributed a £8m inflow to Lattice Group“s net decrease in cash in the 15 months ended 31 March 2002.

The “Basis of preparation and accounting principles” on pages 88 to 93, together with the notes on pages 101 to 154, form part of this financial information.

Part V — Financial Information Relating to Lattice Group

Reconciliation of net borrowings

			Historical cost		Modified historical cost

	Notes		15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Net borrowings at the beginning of the period			(6,002)	(6,570)	(6,570)	(3,785)
Net (decrease)/increase in cash in the period			(28)	—	—	3
Net cash outflow/(inflow) from the management of liquid resources	28	(e)	11	(198)	(198)	(7)
Net cash outflow/(inflow) from changes in borrowings and lease financing	28	(f)	36	802	802	(1,262)
Issue of bonds on 1999 Refinancing			—	—	—	(1,509)
Other movements:
– Accretion of interest			(15)	(34)	(34)	(10)
– Debt issue expenses			(4)	(1)	(1)	9
– Acquisition of subsidiary undertakings			(56)	—	—	—
– Other adjustments			—	(1)	(1)	(9)
			(75)	(36)	(36)	(10)

Net borrowings at the end of the period			(6,058)	(6,002)	(6,002)	(6,570)

	Notes	£m	£m	£m	£m

Represented by:
– Cash at bank and in hand		18	7	7	13
– Current asset investments	16	234	223	223	422
– Gross borrowings:
– Short-term borrowings	17	(598)	(1,371)	(1,371)	(1,823)
– Long-term borrowings	17	(5,712)	(4,861)	(4,861)	(5,182)
		(6,310)	(6,232)	(6,232)	(7,005)

		(6,058)	(6,002)	(6,002)	(6,570)

The “Basis of preparation and accounting principles” on pages 88 to 93, together with the notes on pages 101 to 154, form part of this financial information.

Analysis of changes in financing during the year

		Historical cost			Modified historical cost
Share capital	Notes	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	(a)	12 months ended 31 Dec 2000 £m	(a)	12 months ended 31 Dec 1999(a) £m

Opening and closing share capital	23	353	353		353		353

(a)	Opening share capital for 2000 and opening and closing share capital for 1999 is stated on a pro forma basis.

Gross borrowings(a)	Notes		Historical cost		Modified historical cost

			15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m (a)	12 months ended 31 Dec 2000 £m (a)	12 months ended 31 Dec 1999 £m (a)

Gross borrowings at the beginning of the period			(6,232)	(7,005)	(7,005)	(4,221)
(Increase)/decrease in bank overdraft			(39)	6	6	(6)
Net cash outflow/(inflow) from change in borrowings and lease financing	28	(f)	36	802	802	(1,262)
Issue of bonds on 1999 Refinancing			—	—	—	(1,509)
Other movements:
– Accretion of interest			(15)	(34)	(34)	(10)
– Debt issue expenses			(4)	(1)	(1)	9
– Acquisition of subsidiary undertakings			(56)	—	—	—
– Other adjustments			—	—	—	(6)
			(75)	(35)	(35)	(7)

Gross borrowings at the end of the period	17		(6,310)	(6,232)	(6,232)	(7,005)

(a)	Gross borrowings exclude cash at bank and in hand and current asset investments.

Analysis of cash movement

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Net cash at the beginning of the period	(1)	(1)	(1)	(6)
Net (decrease)/increase in cash in the period	(28)	—	—	3
Exchange adjustments	—	—	—	2

Net cash at the end of the period(a)	(29)	(1)	(1)	(1)

(a)	Cash represents cash at bank and in hand of £18m at 31 March 2002, £7m at 31 December 2000 historical cost and modified historical cost and £13m at 31 December 1999 offset by bank overdrafts of £47m at 31 March 2002, £8m at 31 December 2000 historical cost and modified historical cost and £14m at 31 December 1999.

The “Basis of preparation and accounting principles” on pages 88 to 93, together with the notes on pages 101 to 154, form part of this financial information.

Part V — Financial Information Relating to Lattice Group

Notes to the accounts

1.	Accounting convention, merger accounting, change in accounting for meters and new accounting standards

Accounting convention
As previously stated, Lattice Group has changed its accounting convention from modified historical cost to historical cost as modified by the revaluation of investment properties in the 15 months ended 31 March 2002. In preparing the statutory accounts for the 15 months ended 31 March 2002, the comparative information for the 12 months ended 31 December 2000 has been restated accordingly and is presented under both accounting principles in the financial information following. For further information, see the “Restatement of prior periods” section on page 88 and note 30.

Merger accounting
On 23 October 2000, BG Group demerged certain businesses (grouped together under BG Transco Holdings plc) to Lattice. As explained on pages 88 and 89, “Basis of preparation and accounting principles”, the 2000 acounts were prepared as if Lattice Group had been in existence for the whole of 1999 and 2000 and only the continuing operations of those businesses have been consolidated. The profit on ordinary activities after taxation of the demerged businesses included within the 2000 accounts from 1 January to 23 October 2000 is £233m on a modified historical cost basis.

Upon Demerger, BG Transco Holdings plc was renamed Transco Holdings plc and the share capital of Transco Holdings was transferred to Lattice, who recorded its investment in Transco Holdings at the nominal value of shares issued to BG Group shareholders. In accordance with Sections 131 and 133 of the Companies Act, no premium was recorded on the shares issued. On consolidation, the difference between the nominal value of Lattice shares issued and the amount of share capital of Transco Holdings at the date of Demerger, was debited to opening other reserves.

Lattice was incorporated as a private company limited by shares on 29 December 1999 as Shelba Marketing Limited. On incorporation, it had authorised share capital of £1,000 divided into 1,000 ordinary shares of £1 each, of which two ordinary shares were allotted and fully paid. On 29 August 2000, its name was changed to Lattice and it was re-registered as a public company on 30 August 2000. By a written resolution of the shareholders dated 29 August 2000, the 1,000 ordinary shares, were sub-divided into 10,000 ordinary shares of 10 pence each and the authorised share capital of Lattice was increased to £500,000,000.10 by the creation of 4,999,490,000 further ordinary shares of 10 pence each, one special share (the Lattice Special Share) of 10 pence and one redeemable preference share of £50,000. The redeemable preference share was allotted and paid up in full on 29 August 2000. On 4 December 2000, in accordance with Article 3.5.1, the redeemable preference share of £50,000 was redeemed, at which point it was sub-divided and redesignated as 500,000 ordinary shares of 10 pence each.

As part of a restructuring prior to the Demerger, Lattice Property, The Leasing Group, Lattice Insurance, Advantica and a number of other interests were transferred from BG Group to Transco Holdings on 16 July 2000. On 23 October 2000, the Demerger date, Lattice issued share capital to BG Group shareholders, totalling 3,528,147,798 ordinary shares of 10 pence each, on the basis of one Lattice share for each BG Group share, in consideration for the investment in Transco Holdings. Transco Holdings’ principal assets were its investments in Transco and the entities noted above. Subsequent to the Demerger, Lattice Group was itself restructured in December 2000 into two subsidiary groups, Transco Holdings and Lattice Group Holdings, to maintain the capital efficiency and transparency created for the utility by the 1999 Refinancing.

Shares in Lattice were officially admitted to the Official List of the London Stock Exchange and dealings commenced on 23 October 2000.

Change in accounting for meters
In response to the opening of the market to competition, the asset lives for meters were reviewed during the 15 months ended 31 March 2002. Following this review, the maximum depreciation period for meters was reduced from 20 years to 15 years. This has increased Transco’s depreciation, reducing operating profit by £32m for the 15 months ended 31 March 2002. In addition, profit on sale of Transco’s fixed assets for the 15 months ended 31 March 2002 has been reduced by £16m, leading to a reduction in profit on ordinary activities of £48m.

New accounting standards
FRS 16 Current Tax
FRS 16 was issued on 16 December 1999 and was adopted by Lattice Group in the 12 months ended 31 December 2000. FRS 16 requires that current tax should be accounted for in the profit and loss account unless it relates to an item accounted for in the statement of total recognised gains and losses, in which case the tax should also be accounted for therein. It also requires a number of disclosure changes in terms of the content of the notes to the accounts.

The adoption of FRS 16 has had no impact on the financial results or position of Lattice Group, as the specific changes in accounting treatment are not relevant to Lattice Group. The Standard only impacts Lattice Group in terms of the content of disclosures which, in some cases, were already given in prior years as additional voluntary disclosures.

FRS 17 Retirement Benefits
FRS 17 was issued on 30 November 2000. It requires certain disclosures to be made in 2002 and 2003 and full implementation by 2004 and will require a prior year adjustment. The required disclosures for 2002 are given in note 27.

FRS 17 requires that the current service costs and the past service cost of benefit improvements should be reported in operating costs and that the expected return on scheme assets less interest on scheme liabilities should be reported adjacent to interest on the face of the profit and loss account. Actuarial gains and losses should be reported in the statement of total recognised gains and losses. The recoverable surplus/(deficit) in the scheme, net of deferred tax, should be reported separately as a pension asset/(liability) in the balance sheet.

The implementation of this standard may have a significant impact on Lattice Group’s financial results and position. Under FRS 17, pension assets, liabilities and charges are subject to the volatility of short-term market fluctuations, as pension scheme assets are valued at market value at each balance sheet date and the present value of pension scheme liabilities is calculated by discounting estimated pension obligations by reference to estimated yields on AA corporate bonds. For further information, see note 27.

FRS 18 Accounting Policies
FRS 18 has been implemented during the 15 months ended 31 March 2002. This standard sets out the principles to be followed in selecting accounting policies and disclosures needed to help users understand the accounting policies adopted and how they have been applied. FRS 18 has had no impact on the financial results or position of Lattice Group except as described under “Accounting convention” above.

FRS 19 Deferred Tax
As previously stated, FRS 19 has been implemented during the 15 months ended 31 March 2002. Comparative figures for the 12 months ended 31 December 2000 under the historical cost convention were restated accordingly. For further information, see the “Restatement of prior periods” section on page 88.

2.	Segmental analysis

In 2001, Lattice Group operations were reorganised into three distinct sectors – Transco, Telecoms and Lattice Enterprises (a portfolio of competitive service businesses), with management and Board responsibilities organised accordingly. Therefore, the segmental information presented below has been amended to reflect these business divisions, together with other corporate activities and a pension credit. Comparative information for the 12 months ended 31 December 2000 under the historical cost convention has been restated accordingly. Transco is Britain’s primary gas transporter and is responsible for developing and maintaining a gas pipeline network. Telecoms has developed a new fibre optic network and is investing in telecommunications towers. Lattice Enterprises principally comprises Advantica, Lattice Property, TLG and Lattice Energy Services. Other corporate activities include Eastlands and Lattice Insurance. The pension credit represents the difference between pension charges attributable to business divisions and other corporate activities and Lattice Group pension charge/(credit). Turnover and operating profit derive mainly from the same geographical source and destination – Britain. Overseas turnover, operating profit/(loss) and net assets are all in the US and are £17m, £(1)m and £19m respectively for the 15 months ended 31 March 2002 (12 months ended 31 December 2000 historical cost £2m, £(2)m and £4m respectively).

Prior to the reorganisation in 2001, the business segments analysed were Transco, Other activities and Pension credit. The 2000 modified historical cost and 1999 figures presented below are shown on this basis. Other activities included Telecoms, Lattice Property, TLG, Advantica, Lattice Insurance and Lattice Energy Services. Turnover and operating profit were derived primarily from the same geographical source and destination, being Britain.

Part V — Financial Information Relating to Lattice Group

Lattice Group turnover – analysed by business segment

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Transco	3,922	2,975	2,975	3,058
Telecoms	22	—	—	—
Lattice Enterprises	286	203	203	—
Other activities	—	—	—	124
Other corporate activities	14	8	8	—
Less: intra-group sales	(123)	(99)	(99)	(53)

	4,121	3,087	3,087	3,129

Total operating profit/(loss) – analysed by business segment

	Historical cost

	Excluding exceptional items	Exceptional items (a)	Total operating profit	Excluding exceptional items	Exceptional items (a)	Total operating profit

	15 months ended 31 Mar 2002 £m	15 months ended 31 Mar 2002 £m	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m

Transco	1,398	(100)	1,298	1,124	(41)	1,083
Telecoms	(104)	(298)	(402)	(26)	—	(26)
Lattice Enterprises	11	(15)	(4)	1	—	1
Other corporate activities	11	—	11	(11)	(2)	(13)
Pension credit	56	—	56	90	—	90
Intra-group items	10	—	10	—	—	—

	1,382	(413)	969	1,178	(43)	1,135

	Modified historical cost

	Excluding exceptional items	Exceptional items (a)	Total operating profit	Excluding exceptional items	Exceptional items (a)	Total operating profit

	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m	12 months ended 31 Dec 1999 £m	12 months ended 31 Dec 1999 £m

Transco	999	(41)	958	1,180	(20)	1,160
Other activities	(36)	(2)	(38)	(7)	—	(7)
Pension credit	90	—	90	108	—	108

	1,053	(43)	1,010	1,281	(20)	1,261

(a)     See note 3.

Profit on ordinary activities – analysed by business segment

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Transco	1,308	1,068	924	1,143
Telecoms	(402)	(26)	—	—
Lattice Enterprises	81	63	—	—
Other activities	—	—	25	47
Other corporate activities(a)	61	(12)	—	—
Pension credit	56	90	90	108
Intra-group items	(12)	(23)	(14)	—

	1,092	1,160	1,025	1,298

(a)	Other corporate activities profit on ordinary activities for the 15 months ended 31 March 2002 includes a gain on sale of shares by an employee share plan of £50m (12 months ended 31 December 2000 historical cost £nil).

Earnings before interest, tax, depreciation and amortisation excluding exceptional items – analysed by business segment (a)

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m		12 months ended 31 Dec 1999 £m

Transco	1,862	1,456		(b)		(b)
Telecoms	(64)	(22)		(b)		(b)
Lattice Enterprises	68	40		(b)		(b)
Other activities	—	—		(b)		(b)
Other corporate activities	12	(3)		(b)		(b)
Pension credit	56	90		(b)		(b)
Intra-group items	10	—		(b)		(b)

	1,944	1,561		(b)		(b)

(a)	Earnings before interest, tax, depreciation and amortisation are defined as total operating profit excluding exceptional items, share of operating losses in joint ventures, depreciation and amortisation.
(b)	This information was not disclosed in the 2000 accounts and is therefore not included above.

Part V — Financial Information Relating to Lattice Group

Depreciation and amortisation and capital expenditure – analysed by business segment

	Depreciation and amortisation				Capital expenditure

	Historical cost		Modified historical cost		Historical cost		Modified historical cost

	15 months ended 31 Mar 2002	12 months ended 31 Dec 2000	12 months ended 31 Dec 2000	12 months ended 31 Dec 1999	15 months ended 31 Mar 2002	12 months ended 31 Dec 2000	12 months ended 31 Dec 2000	12 months ended 31 Dec 1999
	£m	£m	£m	£m	£m	£m	£m	£m

Transco	464	332	332	330	965	658	658	419
Telecoms	18	—	—	—	361	32	—	—
Lattice Enterprises	57	39	—	—	177	107	—	—
Other activities	—	—	47	29	—	—	142	112
Other corporate activities and intra-group items	1	8	—	—	(5)	3	—	—

	540	379	379	359	1,498	800	800	531

Transco only:
– Depreciation in excess of historical cost depreciation	—	—	125	140

Modified historical cost depreciation	—	—	504	499

Net assets and gross assets – analysed by business segment

	Net assets/(liabilities)				Gross assets

	Historical cost		Modified historical cost		Historical cost		Modified historical cost

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Transco	5,964	6,021	12,772	12,292	7,972	7,611	14,199	13,780
Net borrowings, net interest, tax and dividends	(7,219)	(7,595)	(7,086)	(6,673)	102	125	98	491

	(1,255)	(1,574)	5,686	5,619	8,074	7,736	14,297	14,271

Telecoms	(101)	360	—	—	310	454	—	—
Net borrowings, net interest, tax and dividends	147	(5)	—	—	225	1	—	—

	46	355	—	—	535	455	—	—

Lattice Enterprises	328	313	—	—	812	735	—	—
Net borrowings, net interest, tax and dividends	(4)	(37)	—	—	17	2	—	—

	324	276	—	—	829	737	—	—

Other activities	—	—	(69)	(118)	—	—	550	523
Net borrowings, net interest, tax and dividends	—	—	938	539	—	—	245	269

	—	—	869	421	—	—	795	792

Other corporate activities and intra-group items	(175)	(600)	—	—	(720)	(660)	—	—
Net borrowings, net interest, tax and dividends	180	819	—	—	(11)	171	—	—

	5	219	—	—	(731)	(489)	—	—

Pension provision	(25)	(288)	(288)	(367)	—	—	—	—

	(905) (a)	(1,012) (a)	6,267	5,673	8,707	8,439	15,092	15,063

(a)	The change from the modified historical cost accounting convention has reduced the net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced net assets by £599m as at 31 March 2002 (31 December 2000 historical cost £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,617m as at 31 March 2002 (31 December 2000 historical cost £7,279m). For further information, see the “Restatement of prior periods” section on page 88.

Net and gross assets for each business segment include inter-company balances due from other business segments.

Part V — Financial Information Relating to Lattice Group

3.	Exceptional items

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002	12 months ended 31 Dec 2000	12 months ended 31 Dec 2000	12 months ended 31 Dec 1999
	£m	£m	£m	£m

Exceptional operating items
– Restructuring costs	(65)	—	—	—
– Refinancing costs	—	—	—	(20)
– Impairment of fixed assets	(300)	—	—	—
– Demerger costs	—	(43)	(43)	—

	(365)	(43)	(43)	(20)
– Share of exceptional operating items of joint ventures	(48)	—	—	—

	(413)	(43)	(43)	(20)

Exceptional non-operating items
– Gain on sale of shares by an employee share plan	50	—	—	—
– Profit on disposal of other fixed assets	73	25	15	37

	123	25	15	37

Restructuring costs
Costs in the 15 months ended 31 March 2002 primarily represent redundancy costs in Transco (£50m) and in Advantica (£15m).

Refinancing costs
The balance in the 12 months ended 31 December 1999 relates to the 1999 Refinancing.

Impairment of fixed assets
During the 15 months ended 31 March 2002, a review of the carrying value of LNG storage assets resulted in a charge to operating profit amounting to £50m (12 months ended 31 December 2000 historical cost and modified historical cost £nil). In the LNG review, future cash flows comprised a five-year business plan projected out to 20 years. The impairment has been arrived at after applying a discount rate of 6.25%. In the light of conditions in the telecommunications market, the future of 186k is being reviewed. The directors are considering a number of options (including sale or partial sale), and consider it appropriate to write down 186k’s assets to their best estimate of current recoverable amount. Therefore, an exceptional charge of £250m has been booked in the 15 months ended 31 March 2002 to write-down 186k’s tangible fixed assets to £89m.

Demerger costs
These charges arose in the 12 months ended 31 December 2000 as a direct result of the Demerger. They include the costs of income tax and national insurance contributions which Lattice Group agreed to pay on behalf of employees (but not directors) on the restructuring of the BG Sharesave Scheme (£20m), £14m related to the costs of establishing a new corporate centre and £9m of other costs. No such costs arose during the 15 months ended 31 March 2002.

Share of exceptional operating items in joint ventures
Share of exceptional operating items in joint ventures is Lattice Group’s share of SST exceptional operating charges made prior to SST becoming a wholly-owned subsidiary of Lattice Group. The charge represents the write-off of an investment in Sofrer SA, a French tower construction company held by SST (Lattice Group’s share £16m) and the write-down of goodwill arising on prior year acquisitions by SST, principally Aerial Group Ltd, following an impairment review (Lattice Group’s share £32m). SST arrived at its impairment after applying a discount rate of 15%. The review used growth rates exceeding long-term UK average gross domestic product growth rates over a plan covering nine years. The assumptions of the plan are consistent with management views of the market and SST’s performance therein.

Gain on sale of shares by an employee share plan
This represents cash received of £78m less net book value of £28m in the 15 months ended 31 March 2002.

4.	Operating costs

Lattice Group’s operating costs charged to the profit and loss account included:

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Change in stock of finished goods and work in progress	—	(1)	(1)	—
Raw materials and consumables	281	177	177	145
Employee costs (see note 5(b))	763	473	473	402
Less:
– Own work capitalised	(56)	(43)	(43)	(35)
– Employee costs included within replacement and research and development expenditure below	(33)	(18)	(18)	(39)
– Lattice Group Sharesave Scheme costs included in Demerger costs below	—	(20)	(20)	—
	674	392	392	328
Amounts written off tangible fixed assets:
– Historical cost depreciation (see note 11)	531	369	369	351
– Depreciation on assets held under finance leases (see note 11)	—	10	10	8
– Depreciation in excess of historical cost depreciation(a)	—	—	125	140
– Impairment (see note 3)	300	—	—	—
	831	379	504	499
Amortisation of intangible fixed assets (see note 10)	9	—	—	—
Other operating charges:
– Replacement expenditure	432	249	249	200
– Lease rentals
– Plant, machinery and equipment	—	—	—	1
– Land and buildings	4	15	15	16
– Research and development	14	19	19	40
– Restructuring costs (see note 3)	65	—	—	—
– Refinancing costs (see note 3)	—	—	—	20
– Demerger costs (see note 3)	—	43	43	—

(a)	Represents the additional depreciation necessary to bring historical cost depreciation up to a modified historical cost depreciation charge, which is based on the modified historical cost of fixed assets.

The remuneration of Lattice Group’s auditors comprises:

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Statutory audit fees	1.8	1.5	1.5	(a)
Other audit-related work	0.6	0.3	0.3	(a)
Audit-related fees	2.4	1.8	1.8	1.4
Taxation, regulatory advice and due diligence	1.6	0.4	0.4	(a)
Consulting and other services	3.6	0.3	0.3	(a)
Non-audit fees	5.2	0.7	0.7	3.6

Total fees	7.6	2.5	2.5	5.0

(a)     This information was not disclosed on the same basis in the 2000 accounts and has therefore been excluded above.

Lattice Group policy is to employ Lattice Group auditors on assignments additional to their statutory audit duties where their expertise and experience with Lattice Group are important, principally taxation and regulatory advice and due diligence reporting on acquisitions, or where they are awarded assignments on a competitive basis. The increase in consulting and other services in the 15 months ended 31 March 2002 was primarily in respect of the implementation of a new accounting system.

Part V — Financial Information Relating to Lattice Group

5.	Directors and employees
(a)	Directors’ remuneration

The aggregate amount of emoluments paid to directors in respect of qualifying services for the 15 months ended 31 March 2002 was £2,650,798 (from the date of the Demerger to 31 December 2000 £276,177). The directors received no emoluments from Lattice Group in respect of services performed from the date of appointment on 1 September 2000 to Demerger on 23 October 2000. As at 31 March 2002, retirement benefits were accruing to four directors under a defined benefit scheme (31 December 2000 three directors).

(i)	Total remuneration

	15 months ended 31 Mar 2002 £	12 months ended 31 Dec 2000 £	(a)

Fees to Non-executive directors(b)	185,417	25,768
Salaries(c)	1,865,591	235,713
Payment to departing director(d)	124,125	—
Benefits	97,378	9,821
Lattice Group Short Term Incentive Scheme – value of shares and cash awarded(e)	373,508	—
BG Group Employee Profit Sharing Scheme(f)	4,779	4,875

(a)	Figures represent emoluments from 23 October 2000 – the Demerger date.
(b)	Includes fees for Stephen Pettit from date of appointment only, 1 November 2001.
(c)	Includes salary for non-executive chairman. Also includes salaries for Colin Matthews and Nick Woollacott from date of appointment only, 1 November 2001.
(d)	Payment to Phil Nolan in recognition of achievements against performance targets during 2001.
(e)	Executive directors only.
(f)	Cash payment made in 2001 in respect of financial year 2000.

(ii)	Individual remuneration

	Salary/fees				Taxable benefits (a)			Total

	15 months ended 31 Mar 2002 £	(b)	12 months ended 31 Dec 2000 £	(c)	15 months ended 31 Mar 2002 £	12 months ended 31 Dec 2000 £	(c)	15 months ended 31 Mar 2002 £	12 months ended 31 Dec 2000 £	(c)

Sir John Parker(d)	380,150		42,944		24,348	192		404,498	43,136
Phil Nolan(e)(f)	542,469		75,390		23,573	4,413		566,042	79,803
Steve Lucas(e)	484,495		53,441		15,748	2,279		500,243	55,720
Colin Matthews(g)	150,863		—		5,612	—		156,475	—
Nick Woollacott(h)	228,308		—		8,298	—		236,606	—
John Wybrew(e)(i)	581,718		63,938		19,799	2,937		601,517	66,875
Sir David Davies	37,500		4,772		—	—		37,500	4,772
Christopher Hampson	31,250		4,772		—	—		31,250	4,772
Kenneth Harvey	37,500		5,726		—	—		37,500	5,726
Stephen Pettit(h)	10,417		—		—	—		10,417	—
George Rose	37,500		5,726		—	—		37,500	5,726
Baroness Diana Warwick	31,250		4,772		—	—		31,250	4,772

(a)	Taxable benefits include such items as company car, fuel, driver, financial advice and medical insurance.
(b)	Includes awards under the Lattice Group Short Term Incentive Scheme for executive directors, and these amounts were converted to ordinary Lattice Shares at the market value at the time of announcement of Lattice’s second interim results as follows: Steve Lucas £99,733 representing a bonus level of 34%; Nick Woollacott £96,445 representing a bonus level of 35% (10 months) and 42.5% (two months); and John Wybrew £117,300 representing a bonus level of 34%. This was the first year of operation of the Lattice Group Short Term Incentive Scheme and comparison with the previous year cannot, therefore, be made. Non pensionable cash bonuses for the period 1 January 2002 to 31 March 2002 were made as follows: Steve Lucas £10,365 representing a bonus level of 13.8%; Colin Matthews £25,863 representing a bonus level of 20.7% (in respect of a five-month performance period – see note (g) below); Nick Woollacott £6,863 representing a bonus level of 9.2%; and, John Wybrew £16,940 representing a bonus level of 19.4%.
(c)	Figures represent emoluments from 23 October 2000 – the Demerger date.
(d)	Includes supplement of £23,000 per month from 22 November 2001 whilst temporarily acting as chief executive.
(e)	Salary/fees includes a discretionary payment made to Phil Nolan, Steve Lucas and John Wybrew of £3,001, £2,804 and £12,135 respectively by the BG Group Employees Share Trust, Trustee of the BG Group Long Term Incentive Scheme. These monies represented a discretionary distribution of the dividend received by the Trust in respect of the BG Group interim dividend 2000. Salary/fees also includes an amount of £1,593 paid to each of Phil Nolan, Steve Lucas and John Wybrew in respect of profit sharing for the period October to December 2000.
(f)	Salary/fees includes a payment of £124,125 in recognition of Phil Nolan’s achievements against performance targets during the 12 months ended 31 December 2001.
(g)	Colin Matthews did not join Lattice until 1 November 2001, and received a cash award for the five months from 1 November 2001 to 31 March 2002.
(h)	Salary fees from date of appointment only, 1 November 2001.
(i)	John Wybrew was the highest paid director during the 15 months ended 31 March 2002.

Executive directors’ salaries

Executive directors’ salaries are reviewed annually. On 31 March 2002, the base annual salaries were as follows:

£

Steve Lucas	300,000
Colin Matthews	300,000
Nick Woollacott	300,000
John Wybrew	350,000

The annual salaries from Demerger of the executive directors were as follows: Steve Lucas £280,000; Phil Nolan £395,000; and John Wybrew £335,000.

Phil Nolan
Phil Nolan resigned as chief executive with effect from 31 December 2001 to take up the post of chief executive of Eircom, the Irish telecommunications group. Sir John Parker has temporarily assumed the responsibilities of chief executive.

Phil Nolan received no compensation for the early termination of his contract.

Chairman
Sir John Parker’s appointment as a non-executive director and chairman has no fixed term, but he is entitled to 12 months’ notice of termination of his appointment. Prior to 1 February 2002, the chairman was entitled to one month’s notice of termination of his appointment to that office. His pay, inclusive of his fees as a non-executive director, was £225,000 per annum, until the period when he temporarily assumed the additional duties of chief executive. With effect from 22 November 2001, a supplementary payment of £23,000 per month was paid to Sir John Parker, to cease on commencement of employment of a new chief executive.

For the duration of his chairmanship of Lattice, he is entitled to the use of a car, fuel expenses, a driver, and to personal accident insurance and family private medical insurance. He is not entitled to a pension or to participate in any bonus, share option or incentive plan arrangements.

Directors’ service contracts
Executive directors
Each of the executive directors has entered into a service contract with Lattice, which provides for a notice period of one year. Benefits include, where appropriate, the use of a car, a driver, 28 days’ annual holiday, financial advice, personal accident insurance, family private medical insurance and sick pay.

Each of the executive directors has a provision in his service contract entitling him to an amount by way of liquidated damages equal to one year’s current annual salary, and credit of one year’s additional pensionable service, if his employment contract is terminated by Lattice within 12 months of a change in control of Lattice.

Non-executive directors
The non-executive directors have all been appointed for an initial period of three years from 1 September 2000 (Stephen Pettit, 1 November 2001) and each receives a fee of £25,000 per annum. Any non-executive directors who chair a committee of the Board receive an additional £5,000 per annum for each committee.

Directors’ interests in options over ordinary shares
The interests of the directors in share options held under the Lattice Group Sharesave Scheme were as follows:

15 months ended 31 March 2002	Options as at 1 Jan 2001	(a)	Options granted during the period	Options exercised during the period	Market price at date of exercise	Options lapsed during the period	Options as at 31 Mar 2002	(b)	Exercise price £	Earliest normal exercise date	Expiry date

Steve Lucas	—		—	—	—	—	—		—	—	—
Colin Matthews	—		—	—	—	—	—		—	—	—
Nick Woollacott	—		—	—	—	—	—		—	—	—
John Wybrew	8,209		—	—	—	—	8,209		1.18	01/03/04	31/08/04

(a)	As at date of appointment for Colin Matthews and Nick Woollacott.
(b)	The closing price of a Lattice ordinary share on the last day of trading of the 2001/02 financial period (28 March 2002) was 174.50p. The range during the 15 month period from 1 January 2001 to 31 March 2002 for Lattice ordinary shares was 175.25p (high) and 128.50p (low).

Part V — Financial Information Relating to Lattice Group

Period ended 31 December 2000	Options as at 23 Oct 2000	(a)	Options granted during the period	Options exercised during the period	Market price at date of exercise	Options lapsed during the period	Options as at 31 Dec 2000	(b)	Exercise price £	Earliest normal exercise date	Expiry date

Steve Lucas	—		—	—	—	—	—		—	—	—
Phil Nolan	—		8,209	—	—	—	8,209		1.18	01/03/04	31/08/04
John Wybrew	—		8,209	—	—	—	8,209		1.18	01/03/04	31/08/04

(a)	As at Demerger. As at their date of appointment, 1 September 2000, the directors held no options over Lattice shares.
(b)	The closing price of a Lattice ordinary share on the last day of trading of 2000 (29 December) was 151 pence. The range during the period from Demerger to the year end for Lattice ordinary shares was 156 pence (high) and 140 pence (low).

Directors’ interests in shares
The directors’ interests in ordinary shares of Lattice at 31 March 2002 and 31 December 2000 were as follows:

	Beneficial interests ordinary shares(a)			Lattice Group Long Term Incentive Scheme notional allocation of shares(b)

31 March 2002	As at 1 Jan 2001	(c)	As at 31 Mar 2002	As at 1 Jan 2001	(c)	Allocated during the period	As at 31 Mar 2002

Sir John Parker	11,960		12,244	—		—	—
Steve Lucas(d)(e)	60,866		62,592	296,373		257,572	553,945
Colin Matthews(e)(f)	—		—	—		257,572	257,572
Nick Woollacott(d)(e)	104,221		140,824	202,632		257,572	460,204
John Wybrew(d)(e)	219,788		164,489	559,942		300,501	860,443
Sir John Davies	11,000		11,000	—		—	—
Christopher Hampson	10,331		10,577	—		—	—
Kenneth Harvey	2,000		2,099	—		—	—
Stephen Pettit	—		5,000	—		—	—
George Rose	—		13,400	—		—	—
Baroness Diana Warwick	1,333		1,364	—		—	—

(a)	Beneficial interest includes shares acquired pursuant to the Lattice Group All Employee Share Ownership Plan and BG Group employee profit sharing schemes.
(b)	A notional allocation of ordinary shares was made in November 2001 at a base price of £1.4559 per share. Figures represent the maximum award possible if performance criteria are met at the end of the performance period (three years) and the shares would not vest until the expiry of the retention period (a further one year).
(c)	As at date of appointment for Colin Matthews, Nick Woollacott and Stephen Pettit.
(d)	Shares awarded under the Lattice Group Short Term Incentive Scheme which continue to be held are included above. See note (c) to the table ‘Individual remuneration for the year’ above.
(e)	As at 14 May 2002, 18,467,281 Lattice shares were held by the trustee of the Lattice Group All Employee Share Ownership Plan and 65,204 shares by the Lattice Group Employees Share Trust and each of the executive directors of Lattice by virtue of being, together with other employees of Lattice Group, a potential beneficiary under these trusts is taken to be interested in those shares.
(f)	In addition, on 2 November 2001, a notional allocation of 63,897 Lattice shares of 10p each was made to Colin Matthews, amounting to a market value of £100,000 on the award date. This arrangement has been established specifically to facilitate the recruitment of Colin Matthews, in recognition of the fact that options have lapsed and other benefits have been lost on cessation of previous employment. The shares will only be transferred to Colin Matthews on completion of a two-year period of employment, ie on the second anniversary of his appointment as a director of Lattice. At that time, the original allocation of shares together with further shares acquired on the reinvestment of dividends paid on these shares and any subsequent shares acquired (less a number which will be sold by Lattice Group to recover the pay as you earn and any National Insurance liability) will be transferred to him. As at 14 May 2002, 1,307 additional shares have been purchased in respect of reinvestment of dividends paid on the original allocation. There are no provisions for alterations to the allocation (save that there may be an adjustment in the event of a capitalisation issue, rights or open offer, sub-division or consolidation of shares or reduction of capital or any other variation of capital). Further, the award is not pensionable.

	Beneficial interests ordinary shares(a)		Beneficial interests bond packages(b)		Lattice Group Long Term Incentive Scheme notional allocation of shares

31 December 2000	As at 23 Oct 2000	As at 31 Dec 2000	As at 23 Oct 2000	As at 31 Dec 2000	As at 23 Oct 2000	(c)	Allocated during 2000	(d)	As at 31 Dec 2000

Sir John Parker	1,960	11,960	—	—	—		—		—
Steve Lucas	60,866	60,866	—	—	83,300		213,073		296,373
Phil Nolan	103,092	103,092	1	1	286,850		300,585		587,435
John Wybrew	244,788	219,788	—	—	305,015		254,927		559,942
Sir David Davies	—	11,000	—	—	—		—		—
Christopher Hampson	5,331	10,331	—	—	—		—		—
Kenneth Harvey	2,000	2,000	—	—	—		—		—
George Rose	—	—	—	—	—		—		—
Baroness Diana Warwick	—	1,333	—	—	—		—		—

(a)	Interests shown are beneficial interests in the ordinary shares of Lattice. Ordinary shares in Lattice were acquired on 23 October 2000 as a result of the Demerger on the basis of one Lattice share for each BG Group share. Beneficial interest includes shares acquired pursuant to the BG Group employee profit sharing schemes at Demerger, on the basis of one Lattice share for each BG Group share, which will be held for eligible directors under the terms of the scheme and released at the same time as BG Group shares three years from the date of allocation. As at their date of appointment, 1 September 2000, the directors did not have any beneficial interests in Lattice shares.
(b)	Bond package is as defined in the scheme of arrangement as set out in the circular to BG shareholders dated 8 October 1999. As at 29 December 2000, the closing price of a bond package was 105.46% of its nominal value of £3,000.
(c)	A notional allocation of BG ordinary shares was made in October 1999. At Demerger, the allocations were reconstituted into replacement allocations over Lattice shares in such a way that their value was retained. The base price was £1.3073 and these awards are subject to the rules of the Lattice Group Long Term Incentive Scheme and would normally be released at the discretion of the trustees, subject to underlying financial performance, in October 2003.
(d)	A notional allocation of Lattice shares was made on 3 November 2000 under the Lattice Group Long Term Incentive Scheme at a base price of £1.3141. Figures for (c) and (d) represent the maximum award possible if performance criteria are met at the end of the performance period (three years) and which would not vest until the expiry of the retention period (one further year).

Other interests
Changes in the interests of the directors in the share capital or debentures of Lattice or any of its subsidiary undertakings between 31 March 2002 and 14 May 2002 were as follows:

On 24 April 2002, 491 shares were purchased on behalf of John Wybrew in respect of the second accumulation period of the Lattice Group All Employee Share Ownership Plan.

There were no contracts of significance subsisting during, or at the end of, the financial period to which Lattice or any of its subsidiary undertakings is a party and in which any director is, or was, materially interested. Since 1 April 2002, Lattice has not been, and is not now, a party to any material transaction or proposed transaction in which any director, any spouse or relative of any of the foregoing or any relative of such spouse has, or was to have, a direct or indirect material interest.

Pensions
All the executive directors are subject to the earnings cap which is a restriction on the amount of pay which can be used to calculate pensions due from a tax approved pension scheme. They are all members of the defined benefits section of the Pension Scheme.

Lattice has agreed to increase their retirement benefits (including contingent death benefits) by means of unapproved arrangements, under the Lattice Group Supplementary Benefits Scheme, to at least the level which would otherwise have been provided in the Pension Scheme had they not been subject to the earnings cap. Provision has been made in the accounts in respect of the additional obligations for these post-retirement benefits.

The provisions for all executive directors are designed to give a pension equivalent to two-thirds of salary (which may be restricted by remuneration averaged over three years) at retirement age, inclusive of any pension rights earned in a previous employment. Prior to Nick Woollacott’s appointment as an executive director, his pension accrued at a rate of one sixtieth of salary.

With employer’s consent, provided 10 years’ service has been completed with Lattice Group (which includes any pensionable service transferred from previous employment), the accrued pension can be paid from age 55. The pension would not be subject to actuarial reduction. Pensions in payment are increased in line with inflation. A dependant’s pension is payable on the death of an executive director, equal to two-thirds of that payable to the executive director based on potential service to retirement age. On death in retirement a dependant’s pension is payable equal to two-thirds of the executive director’s pension, prior to exchanging any of it for a cash lump sum. Flat rate children’s benefits may be payable in addition to the dependant’s pension on death in service or death in retirement.

Part V — Financial Information Relating to Lattice Group

Directors’ pension provisions were as follows:

To 31 March 2002	Directors’ contributions for 15 months to 31 Mar 2002 £000	Age at 31 Mar 2002	Years of pensionable service at 31 Mar 2002	(a)	Increase in pension for 15 months to 31 Mar 2002 £000	Total accrued annual pension at 31 Mar 2002 £000 pa	Retirement age

Steve Lucas(a)(d)(e)	11.1	47	15		20.7	71.4	65
Colin Matthews(b)	3.7	45	5 /12		3.7	3.7	65
Phil Nolan(a)(c)(d)(e)	12.4	48	9		29.4	98.2	60
Nick Woollacott(a)(b)	3.7	54	24 9 /12		11.5	133.8	65
John Wybrew(e)	13.0	60	6		18.6	87.8	65

(a)	Includes pensionable service transferred from previous employments.
(b)	Appointed as an executive director with effect from 1 November 2001.
(c)	Information provided for Phil Nolan is at leaving date of 31 December 2001.
(d)	Due to clarification since December 2000 of the pension promises to executive directors, the accrued annual pension at 31 December 2000 should have been £48,900 for Steve Lucas and £66,500 for Phil Nolan. The increases in accrued pensions since 31 December 2000 have been based on these revised figures.
(e)	The increase in accrued pension allows for the effect of inflation.

To 31 December 2000	Directors’ contributions for part year to 31 Dec 2000 £000	(a)	Age at 31 Dec 2000	Years of pensionable service at 31 Dec 2000	(b)	Increase in pension for part year to 31 Dec 2000 £000	(a)	Total accrued annual pension at 31 Dec 2000 £000 pa	Retirement age

Steve Lucas(b)	1.6		46	13 9 /12		12.7		51.5	65
Phil Nolan(b)(c)	2.3		47	7 11 /12		19.8		78.0	60
John Wybrew	1.9		59	4 9 /12		28.5		66.7	65

(a)	The increase in accrued pension is measured from 23 October 2000. The contributions shown are also from 23 October 2000.
(b)	Includes pensionable service transferred from previous employments.
(c)	The figures for Phil Nolan include an accrued pension amount of £21,687 per annum in respect of a recent transfer into the Pension Scheme.

External appointments
To broaden the experience of executive directors, it is normal Lattice policy to allow each director to accept a maximum of one external appointment as a non-executive director of another company, fees for which are retained by the individual director. As at 14 May 2002, none of the executive directors have any external appointments as a non-executive director.

(b)	Employee costs

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Wages and salaries	644	440	440	413
Social security costs	55	39	39	36
Pension costs	93	23	23	23
Pension credit	(56)	(90)	(90)	(108)
Lattice Group Long Term Incentive Scheme (see note 5(d) below)	15	6	6	9
Lattice Group Short Term Incentive Scheme (see note 5(e) below)	4	—	—	—
Lattice Group Sharesave Scheme (see note 5(f) below)	—	20	20	—
Lattice Group All Employee Share Ownership Plan (see note 5(g) below)	8	—	—	—
BG Group Employee Profit Sharing Scheme (see note 5(h) below)	—	35	35	29

	763	473	473	402

In the 15 months ended 31 March 2002, employee costs of £707m (12 months ended 31 December 2000 historical cost and modified historical cost £430m; 12 months ended 31 December 1999 £367m) were charged to the profit and loss account and

£56m (12 months ended 31 December 2000 historical cost and modified historical cost £43m; 12 months ended 31 December 1999 £35m) were capitalised.

(c)	Average number of employees during the period

	15 months ended 31 Mar 2002 Number	12 months ended 31 Dec 2000 Number	12 months ended 31 Dec 1999 Number

Transco	14,532	14,261	14,264
Telecoms	386	13	—
Lattice Enterprises	1,629	1,183	—
Other activities	—	—	942
Other corporate activities	147	122	—

	16,694	15,579	15,206

Average employee numbers are based on an average monthly headcount. All employees are employed in the UK except for 200 (12 months ended 31 December 2000 three employees) employed outside the UK, included in Lattice Enterprises.

Information on share schemes set out under sections (d) to (k) below is in respect of shares in BG Group up to 23 October 2000, the date of the Demerger, and shares in Lattice Group after that date. Figures are in respect of Lattice Group participants in the schemes unless stated otherwise.

(d)         Lattice Group Long Term Incentive Scheme
The Lattice Group Long Term Incentive Scheme (“Lattice LTIS”), which links the award of shares to executive directors and some other employees to total shareholder return, was introduced following Demerger. Under the terms of the Lattice LTIS, notional allocations of shares may be made annually. The shares will not normally be released to the participant for four years, that is, a performance period of three years, followed by a retention period of one year. The number of shares eventually released to the participant depends on the performance of Lattice’s total shareholder return compared with that of other regulated and utility companies in the UK operating in a similar environment. No awards for performance will be made if the total shareholder return, when compared with that of other companies in the comparator group over the performance period, falls below the median. Between the median company and the upper quartile of companies, the proportion of shares which may be transferred is prorated on a straight-line basis between 40% and 100%. The remuneration committee will only decide that shares should be released if Lattice’s total shareholder return reflects sound underlying financial performance.

Notional allocations made in the 15 months ended 31 March 2002 were 8m shares (12 months ended 31 December 2000 7m shares). A notional allocation of BG ordinary shares was made to certain executive directors in October 1999. At Demerger, the allocations were reconstituted into replacement notional allocations over Lattice shares in such a way that their value was retained. The base price is £1.3073 and these allocations are subject to the rules of the Lattice LTIS. In November 2000 a notional allocation of Lattice Shares was made at a base price of £1.3141 and in November 2001, at a base price of £1.4559. Costs of the Lattice LTIS are charged to the profit and loss account over the life of the allocation, based upon the likelihood of allocations under the Lattice LTIS. Charges up to the date of the Demerger are in respect of the BG Group Long Term Incentive Scheme. An amount of £15m was charged in the 15 months ended 31 March 2002 (12 months ended 31 December 2000 historical cost and modified historical cost £6m; 12 months ended 31 December 1999 £9m).

(e)          Lattice Group Short Term Incentive Scheme
The Lattice Group Short Term Incentive Scheme (“Lattice STIS”) is a performance-related, share-based annual bonus scheme, which was introduced in January 2001 for executive directors, senior executives and some other employees. Under the Lattice STIS, performance targets such as the achievement of profit and safety and service standards are set annually by the Board. The value of bonus achieved, net of tax and national insurance, will normally be converted to a number of Lattice shares (based on the then market value). The first awards of shares under the Lattice STIS were made in February 2002. An amount of £4m was charged in the 15 months ended 31 March 2002 (12 months ended 31 December 2000 historical cost and modified historical cost and 1999 £nil).

(f)           Lattice Group Sharesave Scheme
Under the Lattice Group Sharesave Scheme, options over 11m shares were granted during the 15 months ended 31 March 2002 (12 months ended 31 December 2000 over 71m shares; 12 months ended 31 December 1999 nil shares). The Lattice Group Sharesave Scheme is Inland Revenue approved and hence, as permitted by Urgent Issues Task Force abstract 17

Part V — Financial Information Relating to Lattice Group

(revised 2000), no charge has been made to the profit and loss account. The charge in the 12 months ended 31 December 2000 relates to the BG Sharesave Scheme and represents a payment made as part of the Demerger arrangements.

(g)         Lattice Group All Employee Share Ownership Plan
The Lattice Group All Employee Share Ownership Plan (“Lattice AESOP”) was activated in January 2001. The scheme grants both partnership shares, under which eligible employees are offered the opportunity to buy Lattice shares from pre-tax earnings (up to no more than £125 per month) as part of a regular share purchase plan (“Partnership Shares”) and free shares which from 2001, the Board has the option to award. The Lattice AESOP contains the statutory limit on the value of free shares that may be offered, which is currently a maximum of £3,000 per individual per annum. The first awards under the Partnership Shares element were made in October 2001. The first awards under the free shares element were made in March 2002. As at 31 March 2002, the Lattice AESOP held 33m ordinary shares in Lattice, of which 11m were held on behalf of employees under the free shares element of the Lattice AESOP and 2m were held on behalf of employees under the Partnership Shares element of the Lattice AESOP. In the 15 months ended 31 March 2002 an amount of £8m has been charged to the profit and loss account (12 months ended 31 December 2000 historical cost and modified historical cost and 1999 £nil).

Shares held by the BG Qualifying Employee Share Ownership Trust, established in 1997 by BG to satisfy exercises of options under the BG Sharesave Scheme, were transferred for a total of £2.00 to the trustee of the Lattice AESOP immediately prior to Demerger. The transfer was made in direct proportion to the number of employees of each of the demerged entities. Accordingly, 29m BG Group ordinary shares were transferred to the Lattice AESOP. On demerger, the Lattice AESOP received a Lattice ordinary share for every BG Group ordinary share received under these transfers. During the 15 months ended 31 March 2002, the 29m ordinary shares in BG Group were sold for £78m realising a gain on disposal of £50m.

(h)         BG Group Employee Profit Sharing Scheme
The charge of £35m in the 12 months ended 31 December 2000 under historical cost and modified historical cost (12 months ended December 1999 £29m) relates to the BG Group Employee Profit Sharing Scheme. Lattice does not operate an employee profit sharing scheme and there was, therefore, no charge in the 15 months ended 31 March 2002.

(i)          Summary of movements in share options

	Lattice Group Sharesave Scheme options	BG Sharesave Scheme options
	m	m

1999
Outstanding as at 1 January 1999	—	46
Granted	—	9
Exercised	—	(1)
Lapsed	—	(2)

Outstanding as at 31 December 1999	—	52

Exercisable as at 31 December 1999	—	1
Option price range as at 31 December 1999 (£)	—	1.36-2.85
Option price range for exercised options (£)	—	1.36-2.85

2000
Outstanding as at 1 January 2000	—	52
Granted	71	—
Exercised	—	(32)
Lapsed	—	(19)

Outstanding as at 31 December 2000	71	1

Exercisable as at 31 December 2000	—	—
Option price range as at 31 December 2000 (£)	1.18	1.36-2.85
Option price range for exercised options (£)	—	1.36-2.85

2001
Outstanding as at 1 January 2001	71	(a)
Granted	11	(a)
Exercised	—	(a)
Lapsed	(3)	(a)

Outstanding as at 31 March 2002	79	(a)

Exercisable as at 31 March 2002	—	(a)
Option price range as at 31 March 2002 (£)	1.18-1.29	(a)
Option price range for exercised options (£)	1.18	(a)

(a)	This information is not disclosed in the 2002 accounts as the shares involved are BG shares and therefore the scheme does not impact Lattice.

Part V — Financial Information Relating to Lattice Group

(j)	Weighted average exercise price of share options

	Lattice Group Sharesave Scheme options	BG Sharesave Scheme options
	£	£

Outstanding as at 1 January 2000	—	1.86
Granted	1.18	—
Exercised	—	1.71
Lapsed	—	2.07
Outstanding as at 31 December 2000	1.18	2.25

	Lattice Group Sharesave Scheme options	BG Sharesave Scheme options
	£	£

Outstanding as at 1 January 2001	1.18	(a)
Granted	1.29	(a)
Exercised	1.18	(a)
Lapsed	1.19	(a)
Outstanding as at 31 March 2002	1.19	(a)

(a)	This information is not disclosed in the 2002 accounts as the shares involved are BG shares and therefore the scheme does not impact Lattice.

(k)	Analysis of share options

	Date of grant	Number of shares m	Weighted average option price £	Normal exercisable date	Weighted average remaining contractual life

As at 31 March 2002
Lattice Group Sharesave Scheme options	2000	69	1.18	2004/6	3yrs 0mths
	2001	10	1.29	2005/7	3yrs 6mths

As at 31 December 2000
Lattice Group Sharesave Scheme options	2000	71	1.18	2004/6	4yrs 3mths

6.	Net interest

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002	12 months ended 31 Dec 2000	12 months ended 31 Dec 2000	12 months ended 31 Dec 1999
	£m	£m	£m	£m

Interest payable:
– On loans wholly repayable within five years	143	215	215	247
– On loans any part repayable after five years	347	226	226	92
Interest payable on transportation prepayment	24	11	11	24
Finance lease charges/(income)	1	(2)	(2)	1
Interest receivable	(43)	(24)	(24)	(26)

	472	426	426	338
Add: unwinding of discount on environmental costs provision (see note 22)	21	19	19	19
Less: capitalised interest	(13)	—	—	—

Net interest payable/(receivable) – Lattice Group	480	445	445	357
Net interest payable/(receivable) – Joint ventures	1	(1)	(1)	—

	481	444	444	357

7.	Taxation

	Historical cost				Modified historical cost

	15 months ended 31 Mar 2002 excluding exceptional items	15 months ended 31 Mar 2002	12 months ended 31 Dec 2000 excluding exceptional items	12 months ended 31 Dec 2000	12 months ended 31 Dec 2000	(a)	12 months ended 31 Dec 1999	(a)
	£m	£m	£m	£m	£m		£m

Current tax:
– UK – current corporation tax at 30% (2000 30%; 1999 30.25%)	207	198	184	176	176		220
Deferred tax:
– Origination and reversal of timing differences	72	(25)	50	50	22		97
– Discounting deferred tax provision	(44)	(22)	(47)	(47)	—		—

Tax on profit on ordinary activities	235	151	187	179	198		317

(a)	(Tax details on a modified historical cost basis excluding exceptional items were not disclosed in the 2000 accounts and are therefore not included above.

Based upon the historical cost results, excluding exceptional items, the effective tax rate for the 15 months ended 31 March 2002 was 26.1% (12 months ended 31 December 2000 historical cost 25.5%). Based upon the historical cost results, the effective tax rate for the 12 months ended 31 December 1999 was 28.3%.

Taxation attributable to exceptional items in the 15 months ended 31 March 2002 was a credit of £84m (12 months ended 31 December 2000 historical cost and modified historical cost £8m; 12 months ended 31 December 1999 charge of £7m). Before exceptional items, the taxation charge was £235m (12 months ended 31 December 2000 historical cost £187m; 12 months ended 31 December 2000 modified historical cost and 12 months ended 31 December 1999 information was not included in the 2000 accounts) and the historical cost profit on ordinary activities before taxation was £901m (12 months ended 31 December 2000 £734m; 12 months ended 31 December 1999 historical cost information was not disclosed in the 2000 accounts).

Part V — Financial Information Relating to Lattice Group

The tax charge reconciles with the charge calculated using the standard rate of UK corporation tax as follows:

	Historical cost				Modified historical cost

	15 months ended 31 Mar 2002 excluding exceptional items (a)	15 months ended 31 Mar 2002 (a)	12 months ended 31 Dec 2000 excluding exceptional items (a)	12 months ended 31 Dec 2000 (a)	12 months ended 31 Dec 2000	(b)	12 months ended 31 Dec 1999	(b)
	£m	£m	£m	£m	£m		£m

Modified historical cost profit on ordinary activities before taxation	(c)	(c)	(c)	(c)	581		941
Modified historical cost adjustments	(c)	(c)	(c)	(c)	142		179

Historical cost profit on ordinary activities before taxation	901	611	734	716	723		1,120

Corporation tax at UK statutory rates on historical cost profit	270	183	220	215	217		337
Effect on tax charge of:
– Origination and reversal of timing differences	(72)	25	(50)	(50)	—		—
– Permanent differences	9	(10)	14	11	11		—
– Depreciation and other timing differences	—	—	—	—	(30)		(20)

Current tax charge	207	198	184	176	198		317

Origination and reversal of timing differences	72	(25)	50	50	—		—
Discounting deferred tax provision	(44)	(22)	(47)	(47)	—		—

Tax charge	235	151	187	179	198		317

(a)	The 2002 and 2000 historical cost figures reflect the impact of FRS 19. For further information, see the “Restatement of prior periods” section on page 88.
(b)	Tax details on a modified historical cost basis excluding exceptional items were not disclosed in the 2000 accounts and are therefore not included above.
(c)	This information was not disclosed in the 2002 accounts as they were prepared on an historical cost basis, therefore no reconciliation from modified historical cost was necessary.

The following table reconciles the UK corporation tax rate and the historical cost effective tax rate computed by taking the various elements of the tax reconciliation as a percentage of historical cost profit before taxation:

	Historical cost				Modified historical cost

	15 months ended 31 Mar 2002 excluding exceptional items (a)	15 months ended 31 Mar 2002 (a)	12 months ended 31 Dec 2000 excluding exceptional items (a)	12 months ended 31 Dec 2000 (a)	12 months ended 31 Dec 2000	(b)	12 months ended 31 Dec 1999	(b)
	%	%	%	%	%		%

UK corporation tax rate	30.0	30.0	30.0	30.0	30.0		30.3
Effect on tax charge of:
– Origination and reversal of timing differences	(8.0)	4.1	(6.8)	(7.0)	—		—
– Permanent differences	1.0	(1.7)	1.9	1.6	1.5		—
– Depreciation and other timing differences	—	—	—	—	(4.1)		(2.0)

Historical cost effective current tax rate	23.0	32.4	25.1	24.6	27.4		28.3
Origination and reversal of timing differences	8.0	(4.1)	6.8	7.0	—		—
Discounting deferred tax provison	(4.9)	(3.6)	(6.4)	(6.6)	—		—

Historical cost effective tax rate	26.1	24.7	25.5	25.0	27.4		28.3

(a)	The 2002 and 2000 historical cost figures include the impact of FRS 19. For further information, see the “Restatement of prior periods” section on page 88.
(b)	Tax details on a modified historical cost basis excluding exceptional items were not disclosed in the 2000 accounts and are therefore not included above.

Factors that may affect future tax charges

Based on the current capital investment plans, Lattice Group expects to continue to be able to claim capital allowances in excess of depreciation in future years. Lattice Group has brought forward non-trading debits of £75m, which may reduce taxable profits in future years.

No provision has been made for deferred tax on gains recognised on the sale of properties where potentially taxable gains have been rolled over into replacement assets. Such tax would become payable only if the property were sold without it being possible to claim rollover relief. The total amount unprovided for as at 31 March 2002 is £56m. At present, it is not envisaged that any tax will become payable in the foreseeable future.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries, associates and joint ventures. As the earnings are continually reinvested by Lattice Group, no tax is expected to be payable on them in the foreseeable future.

8.	Dividends

	15 months ended 31 Mar 2002 Pence per ordinary share	12 months ended 31 Dec 2000 Pence per ordinary share	12 months ended 31 Dec 1999 Pence per ordinary share	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Ordinary shares:
– Interim dividend	3.6	3.5	—	126	123	—
– Second interim dividend	5.4	—	—	189	—	—
– Proposed final dividend	—	3.5	—	—	123	—

	9.0	7.0	—	315	246	—

The second interim dividend in 2002 includes 1.8p per ordinary share, £63m, to reflect the additional three months to March 2002, following the change in year end. The interim dividend in 2000 represents Lattice Group’s contribution to the BG Group 2000 interim dividend. In 1999, Lattice Group’s subsidiaries, while part of the BG Group of companies, made dividend

Part V — Financial Information Relating to Lattice Group

payments amounting to £177m for the 1999 interim dividend and £119m for the 1999 final dividend. Restrictions on the payment of dividends by Transco are set out in note 24.

9.	Earnings per ordinary share

Earnings per ordinary share for the 15 months ended 31 March 2002 have been calculated by dividing the historical cost earnings (defined as profit for the financial period) for Lattice Group of £464m (12 months ended 31 December 2000 historical cost earnings of £537m; 12 months ended 31 December 2000 modified historical cost earnings of £383m; 12 months ended 31 December 1999 modified historical cost earnings of £624m), by 3,478m (12 months ended 31 December 2000 3,470m; 12 months ended 31 December 1999 3,529m, being the expected maximum number of shares in issue upon Demerger, as estimated in the Demerger listing particulars relating to Lattice dated 15 September 2000), being the weighted average number of ordinary shares in issue. Earnings before exceptional items have been calculated to reflect the underlying performance of Lattice Group.

	Historical cost

	15 months ended 31 Mar 2002		12 months ended 31 Dec 2000

	£m	Pence per ordinary share	£m	Pence per ordinary share

Earnings – basic	464	13.3	537	15.5
Exceptional operating items (see note 3)	413	11.9	43	1.2
Exceptional non-operating items (see note 3)	(123)	(3.5)	(25)	(0.7)
Tax impact of exceptional items	(84)	(2.4)	(8)	(0.2)

Total adjustments	206	6.0	10	0.3

Earnings before exceptional items	670	19.3	547	15.8

	Modified historical cost

	12 months ended 31 Dec 2000		12 months ended 31 Dec 1999

	£m	Pence per ordinary share	£m	Pence per ordinary share

Earnings – basic	383	11.0	624	17.7
Exceptional operating items (see note 3)	43	1.2	20	0.6
Exceptional non-operating items (see note 3)	(15)	(0.4)	(37)	(1.0)
Tax impact of exceptional items	(8)	(0.2)	7	0.2
Total adjustments	20	0.6	(10)	(0.2)

Earnings before exceptional items	403	11.6	614	17.5

Adjustment in respect of the 1999 Refinancing
Interest on bonds issued by Transco Holdings	—	—	(104)	(2.9)
Tax impact of interest on bonds issued by Transco Holdings	—	—	31	0.9

Earnings notional adjusted(a)	403	11.6	541	15.5

(a)	Modified historical cost earnings per ordinary share in 1999 was calculated on the maximum number of shares expected to be in issue at the time of Demerger. This figure was after an 8 for 9 share capital reduction on the issue of bonds as part of the 1999 Refinancing. However, earnings for 1999 do not include the full annual cost of the debt element of that refinancing, being interest on the £1.5bn bonds. Adjustment for this would lower 1999 basic and adjusted modified historical cost earnings per ordinary share by 2p. This 1999 notional modified historical cost earnings per ordinary share is more comparable with 2000.

The earnings used to calculate diluted earnings per ordinary share are the same as those for the historical cost earnings and modified historical cost earnings per ordinary share, divided by 3,516m (12 months ended 31 December 2000 3,485m) being the weighted average number of ordinary shares in issue during the period as adjusted for share options and shares held in trust. No comparatives have been presented for the 12 months ended 31 December 1999 as there were no dilutive potential ordinary shares in 1999 (see note 1).

	Historical cost

	15 months ended 31 Mar 2002		12 months ended 31 Dec 2000

	£m	Pence per ordinary share	£m	Pence per ordinary share

Earnings – basic	464	13.2	537	15.4
Exceptional operating items (see note 3)	413	11.8	43	1.2
Exceptional non-operating items (see note 3)	(123)	(3.5)	(25)	(0.7)
Tax impact of exceptional items	(84)	(2.4)	(8)	(0.2)

Total adjustments	206	5.9	10	0.3

Earnings before exceptional items	670	19.1	547	15.7

In the 2000 accounts, the calculation of diluted earnings per share was not presented for the 12 months ended 31 December 2000 on a modified historical cost basis. Only the resulting earnings per share figures as shown on the “Consolidated profit and loss account” were given.

A reconciliation of the weighted average number of ordinary shares used as the denominator in calculating the basic and diluted earnings per ordinary share is given below:

	15 months ended 31 Mar 2002 Share sm	12 months ended 31 Dec 2000 Shares m

Basic	3,478	3,470
Dilutive potential ordinary shares in respect of outstanding options	16	15
Dilutive potential ordinary shares held in trust	22	—

Diluted	3,516	3,485

Part V — Financial Information Relating to Lattice Group

10.	Intangible fixed assets

	Goodwill		Negative goodwill (a)	Net goodwill	Capitalised software	(b)	Telecom- munications licences	(c)	Total
	£m		£m	£m	£m		£m		£m

Cost
As at 1 January 2000 and 2001	—		—	—	—		—		—
Acquisition of subsidiary undertakings (see note 13)	24	(d)	(37)	(13)	4		—		(9)
Additions	—		—	—	—		7		7
Other movements	5		—	5	—		—		5

As at 31 March 2002	29		(37)	(8)	4		7		3

Amortisation
As at 1 January 2000 and 2001	—		—	—	—		—		—
Charge for the period	7		—	7	—		2		9

As at 31 March 2002	7		—	7	—		2		9

Net book value as at 31 March 2002	22		(37)	(15)	4		5		(6)

Net book value as at 31 December 2000	—		—	—	—		—		—

(a)	Negative goodwill arising on the acquisition of SST is amortised over a period of 15 years, being the period in which the fair value of the non-monetary assets purchased are expected to be recovered.
(b)	Capitalised software is amortised over a period of 3 years, representing its expected useful life.
(c)	Telecommunications licences are amortised over a period of 15 years, representing their expected useful life.
(d)	Included in the goodwill balance of £24m is £12m relating to Lattice Group’s original 50% share of purchased goodwill held by the SST joint venture and £12m goodwill arising on the acquisition of Stoner. Goodwill is amortised over a period of 15 years, representing its expected useful life.

11.	Tangible fixed assets

			Historical cost

	As at 1 Jan 2000 Modified historical cost	Adjustment to Historical cost	Adjustment for segmental presentation	As at 1 Jan 2000		Additions	Disposals and transfers	As at 31 Dec 2000	(a)	(b)
	£m	£m	£m	£m		£m	£m	£m

Land and buildings
– Transco regulatory assets	365	(308)	—	57		9	(2)	64
– Investment properties	89	—	—	89	(c)	—	(14)	75	(c)
– Other	349	—	—	349		23	(82)	290
	803	(308)	—	495		32	(98)	429
Mains and services	23,732	(17,692)	—	6,040		348	—	6,388
Gas storage	744	(609)	—	135		1	(5)	131
Plant and machinery	2,240	(862)	—	1,378		105	(18)	1,465
Meters	1,747	(136)	—	1,611		126	(323)	1,414
Motor vehicles and office equipment	824	—	—	824		188	(169)	843

Gross cost	30,090	(19,607)	—	10,483	(c)	800	(613)	10,670	(c)

Analysis of total:
– Transco	29,497	(19,607)	—	9,890		658	(450)	10,098
– Telecoms	—	—	—	—		27	—	27
– Lattice Enterprises	—	—	593	593		108	(210)	491
– Other corporate activities and group items	—	—	—	—		7	47	54
– Investment properties	89	—	(89)	—		—	—	—
– Other	504	—	(504)	—		—	—	—

	30,090	(19,607)	—	10,483		800	(613)	10,670

	Depreciation									Net historical cost		Modified historical cost

	As at 1 Jan 2000 Modified historical cost	Adjustment to Historical cost	Adjustment for segmental presentation	As at 1 Jan 2000 Historical cost	Provision for the year Historical cost	Disposals and transfers Historical cost	As at 31 Dec 2000 Historical cost	(a)	(b)	As at 31 Dec 2000		As at 31 Dec 2000
	£m	£m	£m	£m	£m	£m	£m			£m		£m

Land and buildings
– Transco regulatory assets	32	(21)	—	11	3	(1)	13			51		354
– Investment properties	—	—	—	—	—	—	—			75		75
– Other	204	—	—	204	10	(24)	190			100		100
	236	(21)	—	215	13	(25)	203			226	(d)	529	(d)
Mains and services	13,222	(11,791)	—	1,431	107	(2)	1,536			4,852		11,265
Gas storage	662	(591)	—	71	3	(5)	69			62		81
Plant and machinery	1,425	(850)	—	575	41	(14)	602			863		839
Meters	552	18	—	570	88	(317)	341			1,073		971
Motor vehicles and office equipment	457	—	—	457	127	(113)	471			372		372

	16,554	(13,235)	—	3,319	379	(476)	3,222			7,448	(c)	14,057

Analysis of total:
– Transco	16,307	(13,235)	—	3,072	338	(433)	2,977			7,121		13,730
– Telecoms	—	—	—	—	—	—	—			27		—
– Lattice Enterprises	—	—	247	247	37	(38)	246			245		—
–Other corporate activities and group items	—	—	—	—	4	(5)	(1)			55		—
– Investment properties	—	—	—	—	—	—	—			—		75
– Other	247	—	(247)	—	—	—	—			—		252

	16,554	(13,235)	—	3,319	379	(476)	3,222			7,448	(c)	14,057

Part V — Financial Information Relating to Lattice Group

	Historical cost

	As at 1 Jan 2001 £m	Acquisition of subsidiary undertakings £m	Additions £m	Disposals and transfers £m	As at 31 Mar 2002 £m

Land and buildings
– investment properties	75	—	—	(75)	—	(e)
– other	354	63	90	(54)	453
Mains and services	6,388	—	547	2	6,937
Gas storage	131	—	—	—	131
Plant and machinery	1,465	1	349	2	1,817
Meters	1,414	—	172	(59)	1,527
Motor vehicles and office equipment	843	14	333	(138)	1,052

Gross historical cost	10,670	78	1,491	(322)	11,917

Analysis of total:
– Transco	10,098	—	965	(110)	10,953
– Telecoms	27	68	354	(19)	430
– Lattice Enterprises	491	10	177	(130)	548
– Other corporate activities and group
items	54	—	(5)	(63)	(14)	(f)

	10,670	78	1,491	(322)	11,917

	Historical cost depreciation						Historical cost net book value

	As at 1 Jan 2001 £m	Provision for the period £m	Impairment £m	Disposals and transfers £m	As at 31 Mar 2002 £m	(a)(b)	As at 31 Mar 2002 £m		As at 31 Dec 2000 £m

Land and buildings
– investment properties	—	—	—	—	—		—		75	(c)(d)(e)
– other	203	8	—	(19)	192		261	(c)(d)	151	(d)
Mains and services	1,536	144	—	(2)	1,678		5,259		4,852
Gas storage	69	3	18	1	91		40		62
Plant and machinery	602	69	282	(3)	950		867		863
Meters	341	155	—	(43)	453		1,074		1,073
Motor vehicles and office equipment	471	152	—	(68)	555		497		372

	3,222	531	300	(134)	3,919		7,998		7,448

Analysis of total:
– Transco	2,977	464	50	(78)	3,413		7,540		7,121
– Telecoms	—	13	250	(3)	260		170		27
– Lattice Enterprises	246	53	—	(56)	243		305		245
– Other corporate activities and
group items	(1)	1	—	3	3		(17	)(f)	55

	3,222	531	300	(134)	3,919		7,998		7,448

Interest of £13m has been capitalised during the 15 months ended 31 March 2002 (12 months ended 31 December 2000 historical cost and modified historical cost information and 12 months ended 31 December 1999 was not provided in the 2002 or 2000 accounts) on a gross basis (before the deduction of any tax relief to which it gives rise). The aggregate amount of finance costs included in tangible fixed assets is £13m (12 months ended 31 December 2000 historical cost and modified historical cost information and 12 months ended 31 December 1999 was not provided in the 2002 or 2000 accounts). Interest is capitalised using a capitalisation rate of 7%.

The assets at the LNG storage business have been impaired by £50m and the assets at 186k have been impaired by £250m in the 15 months to 31 March 2002. For further information, see note 3.

(a)	The historical cost of assets held under finance leases included above as at 31 March 2002 was £nil (31 December 2000 historical and modified historical cost £51m; 31 December 1999 modified historical cost £51m). The related accumulated depreciation was £nil (31 December 2000 historical cost and modified historical cost £34m; 31 December 1999 modified historical cost £24m).
(b)	The historical cost of assets held in Lattice Group’s capacity as a lessor as at 31 March 2002 was £235m (31 December 2000 historical cost and modified historical cost £163m; 31 December 1999 modified historical cost £138m). The related accumulated depreciation was £54m (31 December 2000 historical cost and modified historical cost £42m; 31 December 1999 modified historical cost £27m).
(c)	Includes an additional amount from the historical cost figures presented in the 2000 accounts. In the 2002 accounts, investment properties were presented at the revaluation amount for 2000 which was £50m higher than historical cost at 31 December 2000 and £57m higher than historical cost at 1 January 2000. See the ‘‘Reconciliation of modified historical cost and historical cost net assets/(liabilities)’’.
(d)	The net historical cost of Lattice Group’s land and buildings can be analysed as follows:

	Freehold £m	Long leasehold £m	Short leasehold £m	Net book value £m

31 March 2002	205	4	52	261
31 December 2000	221	2	3	226
31 December 2000 (modified historical cost)	523	3	3	529
31 December 1999 (modified historical cost)	560	3	4	567

(e)	Land and buildings are no longer held for investment purposes and in the 15 months ended 31 March 2002 have therefore been reclassified under other land and buildings.
(f)	Primarily relates to the elimination of tower sites transferred from Transco to SST.

The following relates to the valuation of Lattice Group’s assets under modified historical cost accounting as reported in the 2000 accounts.

Transco operates under a regulatory regime and under modified historical cost accounting, its assets are valued at the lower of depreciated replacement cost or estimated value in use (see “Basis of preparation and accounting principles”).

Valuations of Transco’s regulatory assets have been undertaken on a rolling basis by both external and internal qualified staff. The external valuers and year of valuation are Faithfull and Gould, Project Managers and Cost Engineers (1999) and FPD Savilles, International Property Consultants (1997).

Other fixed assets and investment properties not attributable to Transco are not subject to regulatory control within Britain.

Valuations of investment properties are based upon an annual valuation by independent external chartered surveyors, determined on the basis of open market value. Valuations take into account estimated non-statutory decontamination costs.

The regulatory formula applies to the Transco asset base as a whole since it generates a single revenue stream and therefore impairment and value in use adjustments cannot be specifically or accurately attributed to individual classes of assets. However, FRS 15 requires that the impairment (£4,919m with effect from 1 April 1997) and subsequent value in use adjustments be apportioned to asset classes rather than as a deduction from total replacement cost. In this situation, the impairment and subsequent value in use adjustments have been set principally against mains and services. Although this does not affect the total net modified historical cost carrying value of tangible fixed assets, carrying values for each individual class of asset are therefore stated on a best endeavours basis.

In the 12 months ended 31 December 2000, a modified historical cost revaluation of £1,388m and depreciation revaluation of £1,012m, totalling £376m, was reported within the “Consolidated statement of total recognised gains and losses”. Transco’s fixed assets are shown on a statutory basis, whereas the value in use valuation is based on Transco’s assets as a whole. As a result, modified historical cost may be less than historical cost for a statutory asset category without causing a charge to the profit and loss account.

Part V — Financial Information Relating to Lattice Group

The following table reconciles the net historical cost of tangible fixed assets to their net modified historical cost.

	Net book cost

	As at 1 Jan 2000 £m		Additions £m	Provision for year £m	Disposals and transfers £m	Revaluations £m	As at 31 Dec 2000 £m

Net historical cost	7,107	(a)	800	(379)	(130)	—	7,398	(a)
Revaluation surplus:
– Transco’ s regulatory assets
– Revaluation to net replacement cost	10,579		—	(125)	(14)	742	11,182
– Impairment(b)	(4,919)		—	—	—	—	(4,919)
– Value in use adjustment(c)	712		—	—	—	(366)	346
	6,372		—	(125)	(14)	376	6,609
– Investment properties	57		—	—	(7)	—	50

	6,429		—	(125)	(21)	376	6,659

Net modified historical cost	13,536		800	(504)	(151)	376	14,057

(a)	See note (c) to the 2000 fixed asset continuity for an explanation of the difference in the net book cost from that shown in the continuity.
(b)	Following publication of the Monopolies and Mergers Commission report, Transco’s regulatory tangible fixed assets were impaired by £4,919m with effect from 1 April 1997 to reflect their estimated value in use at that date.
(c)	The modified historical cost of Transco’s regulatory assets is calculated based on the value in use of the Transco business in which the fixed assets are used. Pre-tax real discount rates applied in calculating value in use are approximately 7%.

Net historical cost of tangible fixed assets

	Historical cost			Depreciation		Net historical cost

	2000		1999	2000	1999	2000		1999
As at 31 December	£m		£m	£m	£m	£m		£m

Land and buildings
– Transco’s regulatory assets	64		57	13	11	51		46
– investment properties	25		32	—	—	25		32
– other	290		349	190	204	100		145
Mains and services
– Transco’s regulatory assets	6,388		6,040	1,536	1,431	4,852		4,609
Gas storage
– Transco’s regulatory assets	131		135	69	71	62		64
Plant and machinery
– Transco’s regulatory assets	1,443		1,378	602	575	841		803
– other	22		—	—	—	22		—
Meters
– Transco’s regulatory assets	1,414		1,611	341	570	1,073		1,041
Motor vehicles and office
equipment
– Transco’s regulatory assets	658		669	416	414	242		255
– other	185		155	55	43	130		112

Total	10,620	(a)	10,426	3,222	3,319	7,398	(a)	7,107

(a)	The figures are lower than those presented in the 2000 tangible fixed asset continuity which was based on the 2002 accounts. In the 2002 accounts, investment properties were presented at the revaluation amount for 2000 which was £50m higher than the historical cost at 31 December 2000 and £57m higher than historical cost at 1 January 2000. See the “Reconciliation of modified historical cost and historical cost net assets/(liabilities)”.

12.	Fixed asset investments

Fixed asset investments represent long-term investments.

	Joint ventures Share of net assets £m	Associated undertakings Share of net assets £m	Other investments £m	Total £m

As at 1 January 2000	—	3	7	10
Investments	65	—	5	70
Disposals and other adjustments	—	—	(2)	(2)

As at 1 January 2001	65	3	10	78

Additions(a)	6	—	—	6
Reclassification(b)	(67)	—	—	(67)

As at 31 March 2002	4	3	10	17

Retained profits less losses at 1 January 2000	—	(3)	—	(3)
Share of profits less losses during the year	(3)	—	—	(3)

Retained profits less losses as at 1 January 2001	(3)	(3)	—	(6)

Share of profits less losses during the period	(71)	—	—	(71)
Provisions	—	—	(1)	(1)
Reclassification(b)	74	—	—	74

As at 31 March 2002	—	(3)	(1)	(4)

Carrying value as at 31 March 2002	4	—	9	13

Carrying value as at 31 December 2000	62	—	10	72
Carrying value as at 31 December 1999	—	—	7	7

(a)	The additions relate to the joint venture with Thames Water plc, Urband Limited.
(b)	The reclassification relates to the acquisition of the remaining 50% of the shares in SST which is consolidated as a subsidiary undertaking with effect from 31 October 2001 (see note 13).

Part V — Financial Information Relating to Lattice Group

During 2000, Lattice Group entered into a joint venture partnership with SpectraSite Inc in which each agreed to contribute assets with a fair value of £130m to the newly formed joint venture, SST. In return for its 50% interest in SST, Lattice Group contributed fixed assets (sites) with an historical cost net book value of £nil. On 31 October 2001, Lattice Group acquired the remaining 50% of SST (see note 13) and consolidated SST as a subsidiary undertaking with effect from that date. The transfer of sites prior to 31 October 2001 and unrealised gains recognised thereon are shown below:

	Historical cost 15 months ended 31 Mar 2002 £m	Modified historical cost 12 months ended 31 Dec 2000 £m

Fair value of total assets to be contributed	130	130
Modified historical cost book value of assets contributed to date	—	(10)
Fair value of assets still to be contributed	(55)	(94)

Unrealised gain on the contribution	75	26

Lattice Group share (50%)	37	13
Transaction costs	(7)	(3)
Taxation	(4)	—

Lattice Group’s unrealised gain on assets contributed to date	26	10
Less: unrealised gain on assets recognised in 2000	(14)	—

Unrealised gain on assets recognised in the period	12	10

The unrealised gain is credited to other reserves (see note 24). The gain will be realised and transferred to the profit and loss account either on sale of shares in SST by Lattice Group or on sale by SST of the assets transferred.

An analysis of Lattice Group’s share of turnover and net assets in joint ventures is shown below:

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Share of turnover	11	5	—

		As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Share of assets	– intangible fixed assets (goodwill)(a)	—	45	—
	– tangible fixed assets	3	3	—
	– current assets	3	25	—
		6	73	—
Share of liabilities	– amounts falling due within one year	(2)	(11)	—
	– amounts falling due after more than one year	—	—	—
		(2)	(11)	—

Share of net assets		4	62	—

(a)	The goodwill arose on acquisitions made by the joint venture.

13.	Acquisition of subsidiary undertakings

On 17 May 2001, Lattice Group acquired, for a cash consideration of $26m (£18m), the entire shareholding of Stoner Associates Inc. and Stoner Associates Europe Limited, software companies specialising in the development and marketing of commercial, off-the-shelf network simulation-based solutions for the gas, electricity, petroleum and water industries.

The assets and liabilities acquired were as follows:

Total book and fair value £m

Intangible assets	4
Tangible assets	1
Debtors: amounts falling due within one year	5
Cash at bank and in hand	—
Creditors: amounts falling due within year	(4)

Net assets acquired	6
Consideration	18

Goodwill	12

The book value of the assets and liabilities acquired was considered to be equivalent to their fair value. Goodwill arising on consolidation is being amortised over its expected useful life of 15 years.

Profit after tax of Stoner for the period from 1 April 2001 to 17 May 2001 was £nil (£0.8m for the full year to 31 March 2001).

On 31 October 2001, Lattice Group acquired, for a cash consideration of $10m (£7m), the remaining 50% of the issued share capital of SST that it did not already own from the joint venture partner SpectraSite Inc. Prior to the acquisition of this additional stake, Lattice Group’s interest of 50% was accounted for as a joint venture.

The piecemeal approach to calculating goodwill has been adopted in accordance with FRS 2 ‘Accounting for Subsidiary Undertakings’. In order to give a true and fair view, purchased goodwill has been calculated as the sum of goodwill arising at commencement of the joint venture arrangement and upon SST becoming a subsidiary. Purchased goodwill is the difference at the date of each purchase between the fair value of the consideration less the fair value of the identifiable assets and liabilities attributable to the interest purchased. This represents a departure from the statutory method, under which goodwill is calculated as the difference between cost and fair value on the date that SST became a subsidiary. Adopting the statutory method would not give a true and fair view because it would result in Lattice Group’s share of retained reserves, during the time SST was a joint venture, being recharacterised as goodwill. The effect of this departure is to decrease retained profits, and purchased goodwill, arising on acquisition by £86m (see table below).

Negative goodwill arising on consolidation will be released to the profit and loss account over a period of 15 years, being the period in which the fair value of the non-monetary assets purchased is expected to be recovered.

Part V — Financial Information Relating to Lattice Group

The assets and liabilities acquired were as follows:

	Total book value £m	Impairments prior to acquisition £m	Fair value adjustments £m	Total fair value £m

Intangible assets	87	(63)	(24)	—
Tangible assets	77	—	—	77
Debtors: amounts falling due within one year	79	—	—	79
Cash at bank and in hand	9	—	—	9
Creditors: amounts falling due within one year	(77)	—	—	(77)

	175	(63)	(24)	88

Share of net assets previously held as investments in joint ventures				(44)

Net assets acquired				44
Consideration				7

Negative goodwill				(37)

Under the statutory method:
Net assets acquired				88
Consideration (being £130m of fair valued fixed assets
contributed at commencement of the joint venture and
£7m for the additional 50% stake)				137

Goodwill				49

Difference				86

Fair value adjustments were made to intangible assets (purchased goodwill and intellectual property) which are not separately identifiable with a readily assessable market value.

The losses after tax of SST for the 10 months to 31 October 2001 including impairments were £158m (£6m loss for the full year to 31 December 2000 under historical cost accounting. Information for the 12 months ended 31 December 2000 on a modified historical cost basis was not provided in the 2000 accounts).

A charge for impairment of acquired goodwill was made in the accounts of SST for £63m (Lattice Group’s share £32m) immediately prior to acquisition of the remaining 50% of share capital in SST.

The acquisition method of accounting has been adopted for both acquisitions.

14.	Stocks

	Historical cost		Modified historical cost

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Raw materials and consumables	67	40	40	44
Finished goods and goods for resale	1	1	1	2

	68	41	41	46

Stocks are stated at cost less provision for deterioration and obsolescence of £1m (31 December 2000 historical cost and modified historical cost £1m; 31 December 1999 £1m).

15.	Debtors

	Historical cost		Modified historical cost

Amounts falling due within one year	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Trade debtors	189	414	414	403
Other debtors(a)	68	88	88	126
Own shares(b)	7	16	16	—
Amounts owed by BG Group undertakings	—	—	—	110
Prepayments and accrued income	114	120	120	106

	378	638	638	745

	Historical cost		Modified historical cost

Amounts falling due after more than one year	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Other debtors	4	10	10	228
Deferred corporation tax(c)	—	—	44	66

	4	10	54	294

Total debtors	382	648	692	1,039

Debtors are stated net of provisions for doubtful debts of £9m (31 December 2000 historical cost and modified historical cost £12m; 31 December 1999 £13m). Amounts credited against profit for doubtful debts were £2m (31 December 2000 historical cost and modified historical cost £1m; 31 December 1999 £3m). Other debtors include amounts in respect of loans granted to employees of £1m (31 December 2000 historical cost and modified historical cost £nil; 31 December 1999 £1m).

(a)	The 31 March 2002 balance includes £6m (31 December 2000 historical cost and modified historical cost £nil; 31 December 1999 £nil) in respect of corporation tax.
(b)	As at 31 December 2000, Lattice Group held shares with a book value of £45m, representing shares that were held originally by a Qualifying Employee Share Ownership Trust set up by Transco in 1997, and transferred to the Lattice AESOP prior to Demerger. The Lattice AESOP then received one Lattice share for every BG Group share held and the book value was pro-rated between Lattice and BG shares. The Lattice AESOP sold its BG Group shares in 2001 for £78m, realising a gain of £50m. At 31 December 2000, the 29m BG Group shares had a book value of £29m (included in Other debtors) and a market value of £76m. As at 31 March 2002, the Lattice AESOP held 33m Lattice shares (nominal value £1) (31 December 2000 29m shares) with a market value of £57m (31 December 2000 £43m). The Lattice AESOP has waived its rights to receive dividends on unallocated Lattice shares.
(c)	Lattice Group’s net deferred corporation tax balance of £44m as at 31 December 2000 has been transferred to ‘‘Provisions for liabilities and charges’’ in the historical cost presentation. The 2000 historical cost and 2002 figures reflect the impact of FRS 19. For further information, see note 22. The net deferred corporation tax balance under modified historical cost in 2000 of £44m (31 December 1999 £66m) consists of a deferred tax asset of £86m (31 December 1999 £110m) which related to the pension cost provision and a deferred tax liability of £42m (31 December 1999 £44m) relating to other timing differences.

Part V — Financial Information Relating to Lattice Group

16.	Current asset investments

	Historical cost		Modified historical cost

Amounts falling due within one year	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Money market investments	96	223	223	344
Other investments	138	—	—	78

	234	223	223	422

Money market investments include £90m (31 December 2000 historical cost and modified historical cost £164m; 31 December 1999 £153m) and other investments include £138m (31 December 2000 historical cost and modified historical cost £nil; 31 December 1999 information not disclosed in the 2000 accounts) held by Lattice’s insurance subsidiary undertaking. The effective interest rates of Lattice Group’s investments at 31 March 2002 were between 1.6% and 8.0% (31 December 2000 0.9% and 9.0%; 31 December 1999 1.9% and 7.5%).

The currency and interest rate composition of Lattice Group’s current asset investment portfolio, after taking account of currency and interest rate swaps, is:

	Fixed rate weighted average interest rate %	Historical cost as at 31 Mar 2002			Fixed rate weighted average interest rate %	Historical and modified historical cost as at 31 Dec 2000			Fixed rate weighted average interest rate %	Modified historical cost as at 31 Dec 1999
										Fixed investments £m	Floating investments £m	Total £m
		Fixed investments £m	Floating investments £m	Total £m		Fixed investments £m	Floating investments £m	Total £m

Currency:
Sterling	4.5	142	90	232	4.8	219	—	219	5.0	410	4	414
US dollars	1.8	2	—	2	6.4	4	—	4	6.4	7	1	8

		144	90	234		223	—	223		417	5	422

All the current asset investments have a maturity within twelve months.

17.	Borrowings

	Historical cost		Modified historical cost

Amounts falling due within one year	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Bank loans and overdrafts	143	8	8	14
Bills of exchange payable	—	40	40	396
Commercial paper	8	824	824	1,041
Bonds	443	490	490	362
Other loans	4	—	—	—
Obligations under finance leases	—	9	9	10

Total borrowings due within one year	598	1,371	1,371	1,823

	Historical cost		Modified historical cost

Amounts falling due after more than one year	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Bonds(a)	5,712	4,860	4,860	5,172
Obligations under finance leases	—	1	1	10

Total borrowings due after more than one year	5,712	4,861	4,861	5,182

Gross borrowings	6,310	6,232	6,232	7,005

(a)	Bonds falling due after more than one year include the bond package issued on the 1999 Refinancing. On issue the package included three types of bonds: £503m 7.0% fixed rate, due 2024; £503m floating rate, due 2009; £503m of 4.1875% index-linked, due 2022. Interest of £10m (31 December 2000 historical cost and modified historical cost £15m; 31 December 1999 £nil) has accreted on index-linked bonds during the period and has also been included in bonds falling due after more than one year.
Bonds falling due after more than one year also include the amount of £57m (31 December 2000 historical cost and modified historical cost £50m; 31 December 1999 £44m), including accretion of interest to 31 March 2002, in respect of a zero coupon bond, due 2021, that had a market value of £243m (31 December 2000 £223m; 31 December 1999 information was not disclosed in the 2000 accounts).
The notional amount at maturity of Lattice Group’s debt portfolio is £7,429m (31 December 2000 historical cost and modified historical cost £7,315m;
31 December 1999 information was not disclosed in the 2000 accounts). Foreign currency denominated debt has been translated into sterling at closing rates of exchange. The significant difference between maturity value and book value as stated above relates principally to the issuance of long-term zero coupon bonds.

As noted in the ‘‘Basis of consolidation’’, Lattice Group’s subsidiary undertaking Transco is ring-fenced for regulatory purposes. This includes a significant proportion of Lattice Group’s net debt. The table below analyses Lattice Group’s gross borrowings/(resources) between those inside the ring-fence and those outside the ring-fence.

	Historical cost		Modified historical cost

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Transco (ring-fenced)	5,180	5,390	5,390	5,534
Transco Holdings	1,545	1,511	1,511	1,500
Lattice Group Holdings	23	10	10	21
Less: intra-group items(a)	(438)	(679)	(679)	(50)

Gross borrowings	6,310	6,232	6,232	7,005

(a)	Represents intra-group funding to Transco and Transco Holdings from other Lattice Group companies eliminated on consolidation.

Part V — Financial Information Relating to Lattice Group

Undrawn committed borrowing facilities are as follows:

	Historical cost		Modified historical cost

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Within one year	863	656	656	782
Between one and two years	24	23	23	204
Between two and three years	—	24	24	204
Between three and four years(a)	715	—	—	210
Between four and five years	—	600	600	—
Between six and seven years(b)	39	—	—	—

	1,641	1,303	1,303	1,400

(a)	Transco Holdings has sold a call option on the equity of its subsidiary undertaking British Transco Finance (No.6), with an exercise date of 14 March 2003. If this option is exercised, Transco Holdings would make a net gain of £3m on the sale of the equity in British Transco Finance (No.6). If this option is exercised, an intercompany loan of £115m from British Transco Finance (No.6) will be novated to Transco and will become a floating rate external loan due 2006.
(b)	Transco has sold a call option on the equity of its subsidiary undertaking British Transco Finance (No.4) with an exercise date of 10 September 2002. If this option is exercised Transco would make a net gain of £1m on the sale of the equity in British Transco Finance (No.4). If this option is exercised an intercompany loan of £39m from British Transco Finance (No.4) to Transco will become a floating rate external loan due 2008.

Maturity profile of Lattice Group’s total financial liabilities
The following table analyses Lattice Group’s total financial liabilities, comprising gross borrowings after taking account of currency and interest rate swaps. These are repayable as follows:

	Gross borrowings				Net borrowings

	As at 31 Mar 2002 Historical cost £m	As at 31 Dec 2000 Historical cost £m	As at 31 Dec 2000 Modified historical cost £m	As at 31 Dec 1999 Modified historical cost £m	As at 31 Mar 2002 Historical cost £m	As at 31 Dec 2000 Historical cost £m	As at 31 Dec 2000 Modified historical cost £m	As at 31 Dec 1999 Modified historical cost £m

Within one year	598	1,371	1,371	1,823	346	1,141	1,141	1,388
Between one and two years	492	312	312	553	492	312	312	553
Between two and three years	517	707	707	304	517	707	707	304
Between three and four years	68	443	443	744	68	443	443	744
Between four and five years	1,000	147	147	462	1,000	147	147	462
After five years	3,635	3,252	3,252	3,119	3,635	3,252	3,252	3,119

	6,310	6,232	6,232	7,005	6,058	6,002	6,002	6,570

Further information on total financial liabilities is given in note 18.

Net borrowings comprise gross borrowings less current asset investments and cash at bank and in hand.

Obligations under finance leases included above are repayable as follows:

	Historical cost		Modified historical cost

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Within one year	—	9	9	10
Between one and two years	—	1	1	10

	—	10	10	20

18.	Currency and interest rate composition of Lattice Group’s financial liabilities and borrowings

The following tables analyse the currency and interest rate composition of Lattice Group’s gross borrowings of £6,310m (31 December 2000 historical cost and modified historical cost £6,232m; 31 December 1999 £7,005m) and net borrowings of £6,058m (31 December 2000 historical cost and modified historical cost £6,002m; 31 December 1999 £6,570m) before and after taking swaps into account.

Currency composition of Lattice Group’s borrowings

	Gross borrowings

	% after taking swaps into account				% before taking swaps into account

	Historical cost		Modified historical cost		Historical cost		Modified historical cost

	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999

Currency:
– Sterling	100	100	100	100	56	50	50	55
– US dollars	—	—	—	—	20	35	35	32
– Other	—	—	—	—	24	15	15	13

	Net borrowings

	% after taking swaps into account				% before taking swaps into account

	Historical cost		Modified historical cost		Historical cost		Modified historical cost

	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999

Currency:
– Sterling	100	100	100	100	57	51	51	54
– US dollars	—	—	—	—	20	35	35	33
– Other	—	—	—	—	23	14	14	13

Lattice Group has sold an option to a counterparty which gives that party the right, but not an obligation, to receive an amount of yen from Lattice Group in December 2002 in return for paying Lattice Group an amount in US dollars, Swiss francs or euros. The option was put in place to hedge a ¥55,000m (£263m) denominated bond issued by Lattice Group under which Lattice Group has the right to re-denominate the principal in US dollars, Swiss francs or euros. There is, therefore, no underlying foreign currency exposure on this transaction. This is excluded from the above table as a result of the option to re-denominate in the currencies stated.

Interest rate composition of Lattice Group’s borrowings

	Gross borrowings

	% after taking swaps into account				% before taking swaps into account

	Historical cost		Modified historical cost		Historical cost		Modified historical cost

	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999

Basis:
– Fixed rate	54	47	47	47	79	78	78	79
– Floating rate	46	53	53	53	21	22	22	21

Part V — Financial Information Relating to Lattice Group

	Net borrowings

	% after taking swaps into account				% before taking swaps into account

	Historical cost		Modified historical cost		Historical cost		Modified historical cost

	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999

Basis:
– Fixed rate	54	45	45	43	80	78	78	77
– Floating rate	46	55	55	57	20	22	22	23

The effective interest rates after taking swaps into account during the period were between 2.7% and 9.1% (31 December 2000 4.5% and 11.0%; 31 December 1999 4.5% and 10.9%).

The interest rates on those Lattice Group borrowings which are at floating rates are determined by the prevailing London Interbank Offered Rate (“LIBOR”) for the relevant currency and maturity at the time of determination plus or minus an agreed margin.

Currency and interest rate composition of financial liabilities of Lattice Group
The following table analyses the currency and interest rate composition of Lattice Group’s financial liabilities, comprising gross borrowings, after taking account of currency and interest rate swaps:

As at 31 March 2002	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Historical cost

			Fixed borrowings £m	Floating borrowings £m	Total £m

Currency:
– Sterling	7.4	5.9	3,407	2,903	6,310

As at 31 December 2000	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Historical cost and modified historical cost

			Fixed borrowings £m	Floating borrowings £m	Total £m

Currency:
– Sterling	7	6.99	2,919	3,313	6,232

As at 31 December 1999	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Modified historical cost

			Fixed borrowings £m	Floating borrowings £m	Total £m

Currency:
– Sterling	6.8	6.2	3,302	3,703	7,005

For the purposes of the above tables, debt with a maturity within one year, such as commercial paper, bills of exchange and other money market borrowings, has been treated as fixed. Index-linked bonds have been treated as floating. Borrowings falling due after more than one year of £5,712m (31 December 2000 historical cost and modified historical cost £4,861m; 31 December 1999 £5,182m) can be analysed, after currency and interest rate swaps, as fixed interest rate 49% (31 December 2000 38%; 31 December 1999 31%) and floating interest rate 51% (31 December 2000 62%; 31 December 1999 69%).

19.	Currency analysis of Lattice Group’ s net assets

There are no material net assets before gross borrowings or gross borrowings after swaps denominated in a currency other than the operating (or ‘functional’) currency of the operating unit involved.

Currency exposure of Lattice Group’s net monetary assets/(liabilities)
There are no material net monetary assets or liabilities of Lattice Group which are denominated in a currency other than the operating (or ‘functional’) currency of the operating unit involved.

20.	Financial instruments

Derivatives
The notional principal amounts of derivatives are:

	Historical cost		Modified historical cost
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Foreign currency swap agreements and foreign exchange contracts	3,744	3,879	3,879	3,818
Interest rate swap agreements	3,016	2,535	2,535	2,358
Forward rate agreements(a)	3,678	—	—	—

(a)	Forward rate agreements have been entered into to manage the exposure to short-term interest rate movements.

The notional amounts included above do not necessarily represent the amounts to be exchanged by the parties and therefore are not a measure of the exposure of Lattice Group through the use of derivatives. The amounts exchanged are based upon the notional amounts and the other terms of the derivatives, including interest rates and exchange rates. The value of the derivatives is based upon these underlying parameters and changes in the relevant rates or prices.

Counterparty risk
Lattice Group’s counterparty exposure under foreign currency swaps and foreign exchange contracts was £297m (31 December 2000 historical cost and modified historical cost £165m; 31 December 1999 £11m) and interest rate swaps £37m (31 December 2000 historical cost and modified historical cost £51m; 31 December 1999 £12m). Lattice Group has no significant exposure to either individual counterparties or geographical groups of counterparties.

Fair values of financial instruments

	As at 31 Mar 2002 Historical cost		As at 31 Dec 2000 Historical cost
	Book value £m	Fair value £m	Book value £m			Fair value £m

Primary financial instruments held or issued to finance Lattice Group’s operations:
– Short-term borrowings	(598)	(598)	(1,371)			(1,371)
– Long-term borrowings	(5,887)	(6,410)	(5,027	)(a)		(5,198)
– Current asset investments	234	234	223			223
– Cash at bank and in hand	18	18	7			7

Derivative financial instruments held to manage the interest rate and currency profile:
– Interest rate-related derivatives	—	31	—			43
– Currency rate-related derivatives	175	248	166	(a)	(a)	132

Unrecognised total net gains (see “Gains and losses on hedges” below)	175	279	166			175

Part V — Financial Information Relating to Lattice Group

	As at 31 Dec 2000 Modified historical cost			As at 31 Dec 1999 Modified historical cost
	Book value £m		Fair value £m	Book value £m	Fair value £m

Primary financial instruments held or issued to finance Lattice Group’s operations:
– Short-term borrowings	(1,371)		(1,371)	(1,823)	(1,823)
– Long-term borrowings	(4,861	)(a)	(5,198)	(5,182)	(5,216)
– Current asset investments	223		223	422	422
– Cash at bank and in hand	7		7	13	13

Derivative financial instruments held to manage the interest rate and currency profile:
– Interest rate-related derivatives	—		43	—	(33)
– Currency rate-related derivatives	—		132	—	(122)

Unrecognised total net gains (see “Gains and losses on hedges” below)	—		175	—	(155)

(a)
(a)	The historical cost balances shown in the 2002 accounts differ from the modified historical cost balances shown in the 2000 accounts due to the restatement of the table to account for the foreign exchange element of foreign currency swaps that had been recognised via the application of hedge accounting principles.

For the purpose of the above table, the fair value of short-term borrowings, related derivative instruments, current asset investments and cash at bank and in hand approximate to book value due to the short maturity of these instruments. Short-term debtors and creditors have been excluded from the disclosures in the table above.

No adjustments have been made in the above table for accrued interest on primary financial instruments or the related derivative financial instruments.

Gains and losses on hedges
The table below shows the extent to which Lattice Group has off-balance sheet (unrecognised) and on-balance sheet (deferred) gains and losses in respect of hedges at the beginning and end of the period.

	Unrecognised			Deferred

Period ended 31 December 2000	Gains £m	Losses £m	Net total £m	Gain £m	Losse £m	Net total £m

Gains/(losses) on hedges at 1 January 2000	132	(287)	(155)	31	(74)	(43)
Transfer from gains to losses	(5)	5	—	—	—	—
Transfer from losses to gains	(43)	43	—	—	—	—
Losses/(gains) arising in previous years that were recognised in the period to 31 December 2000	—	21	21	7	(15)	(8)

Gains/(losses) not recognised in the period to 31 December 2000
– Arising before 1 January 2000	84	(218)	(134)	38	(89)	(51)
– Arising in the period to 31 December 2000	284	25	309	(11)	4	(7)

Gains/(losses) on hedges as at 31 December 2000	368 (a)	(193) (a)	175 (a)	27	(85)	(58)

Of which:
– Gains/(losses) expected to be included in 2001 income	8	(7)	1	6	(12)	(6)
– Gains/(losses) expected to be included in 2002 income or later	360	(186)	174	21	(73)	(52)

(a)	See note (a) under the March 2002 table below.

£132m (31 December 1999 £(122)m), of the unrecognised total net gains/(losses) above of £175m (31 December 1999 £(155)m), are offset by foreign exchange losses/gains on the related foreign currency denominated borrowings.

	Unrecognised				Deferred

Period ended 31 March 2002	Gains £m	Losses £m		Net total £m	Gains £m	Losses £m	Net total £m

Gains/(losses) on hedges at 1 January 2001	174 (a)	(165)	(a)	9 (a)	27	(85)	(58)
Transfer from gains to losses	—	—		—	—	—	—
Transfer from losses to gains	(10)	10		—	—	—	—
Losses/(gains) arising in previous years that were recognised in the period to 31 March 2002	(31)	16		(15)	(7)	15	8

Gains/(losses) not recognised in the period to 31 March 2002
– Arising before 1 January 2001	133	(139)		(6)	20	(70)	(50)
– Arising in the period to 31 March 2002	31	79		110	9	(19)	(10)

Gains/(losses) on hedges as at 31 March 2002	164	(60)		104	29	(89)	(60)

Of which:
– Gains/(losses) expected to be included in 2003 income	7	—		7	8	(14)	(6)
– Gains/(losses) expected to be included in 2004 income or later	157	(60)		97	21	(75)	(54)

(a)	The unrecognised gains at 31 December 2000 obtained from the 2000 accounts differ from those at 1 January 2001 obtained from the 2002 accounts. This is due to the restatement of the table to account for the foreign exchange element of foreign currency swaps that had been recognised via the application of hedge accounting principles.

Hedges of future transactions
As at 31 March 2002 the notional value of future transactions hedged was £25m (31 December 2000 historical cost and modified historical cost £25m; 31 December 1999 £nil).

21.	Other creditors

	Historical cost		Modified historical cost

Amounts falling due within one year	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Trade creditors	272	297	297	401
Interest payable	150	92	92	130
Taxation and social security(a)	25	68	68	37
Other creditors	328	194	194	80
Accruals and deferred income	364	253	253	109
Proposed dividend	189	123	123	—

	1,328	1,027	1,027	757

	Historical cost		Modified historical cost

Amounts falling due after more than one year	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Accruals and deferred income(b)	951	874	874	825

Total other creditors	2,279	1,901	1,901	1,582

(a)	The balance includes £nil corporation tax payable (31 December 2000 historical cost and modified historical cost £45m).
(b)	Accruals and deferred income for amounts falling due after more than one year relate principally to contributions to capital projects.

Part V — Financial Information Relating to Lattice Group

22.	Provisions for liabilities and charges

Period ended 31 Dec 2000	As at 1 Jan 2000 £m	Profit and loss charge/ (credit) £m	Unwinding of discount £m	Paid £m	Transfers and other adjustments £m	As at 31 Dec 2000 Modified historical cost £m	Restatement for FRS 19 and Historical cost £m	As at 31 Dec 2000 Historical cost £m

Pension costs	367	(67)	—	(12)	—	288	—	288
Environmental costs	310	—	19	(24)	(7)	298	—	298
Deferred tax	—	—	—	—	—	—	626	626
Restructuring costs	69	—	—	(12)	—	57	—	57
Other	57	—	—	(8)	—	49	—	49

	803	(67)	19	(56)	(7)	692	626	1,318

Period ended 31 Mar 2002	As at 1 Jan 2001 £m	(a)	Profit and loss charge/ (credit) £m	Unwinding of discount £m	Paid £m	Transfers and other adjustments £m	As at 31 Mar 2002 £m

Pension costs	288		37	—	(300)	—	25
Environmental costs	298		—	21	(44)	(9)	266
Deferred tax	626		(74)	27	—	—	579
Restructuring costs	57		65	—	(30)	—	92
Other	49		12	—	—	—	61

	1,318		40	48	(374)	(9)	1,023

(a)	Figures as at 1 January 2001 have been restated in accordance with FRS 19. For further information, see below and also the “Restatement of prior periods” section on page 88.

A brief description of each provision, together with estimates of the timing of expenditure, is given below:

Pension costs
This represents the difference between the net charge or net credit to the profit and loss account in respect of pension costs and the contributions to the pension scheme (see “Basis of preparation and accounting principles” and note 27). A special pension contribution of £275m was made to the Pension Scheme in March 2002.

Environmental costs
The undiscounted provision of £345m as at 31 March 2002 (31 December 2000 historical cost and modified historical cost £364m) for statutory decontamination costs of old gas manufacturing sites is determined by periodic assessments undertaken by environmental specialists. The provision has been discounted at 6%, a discount rate which reflects the specific risks associated with environmental property issues. The expected payment dates for statutory decontamination remain uncertain. Lattice Group does not provide for non-statutory decontamination costs.

Deferred corporation tax
FRS 19, requiring full provision for deferred tax, has been adopted by Lattice Group in the 15 months ended 31 March 2002. As a result of implementing FRS 19, there has been an increase in the deferred tax liability of £599m as at 31 March 2002 (£670m as at 31 December 2000 under historical cost accounting). The provision is discounted as permitted by FRS 19. Discount rates used are the post-tax yields to maturity on government bonds with maturity dates similar to those of the deferred tax assets/liabilities. The average discount rate used is 3.61% (31 December 2000 historical cost 3.20%). A deferred tax asset of £20m as at 31 March 2002 (£44m as at 31 December 2000 under historical cost accounting), as a result of the implementation of FRS 19, has been reclassified from debtors due after more than one year, where it was previously recorded. The effect on the tax charge is shown in the table overleaf:

	Historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m

Origination and reversal of timing differences	(49)	(20)
Change in discount rate	(49)	(20)
Unwinding of discount	27	21

Impact of implementing FRS 19	(71)	(19)
Origination and reversal of timing differences previously reported within debtors due after more than one year	24	22

Total deferred tax (credit)/charge(a)	(47)	3

(a)	For further information, see note 7.

The provision for deferred tax can be analysed as follows:

	Historical cost

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m

Accelerated capital allowances	1,232	1,275
Swap termination (previously reported within debtors due after more than one year)	53	48
Pension cost (previously reported within debtors due after more than one year)	(67)	(86)
Other	(34)	(28)

Undiscounted provision for deferred tax	1,184	1,209
Discount	(605)	(583)

Discounted provision for deferred tax	579	626

Provision at start of period	626	623
Deferred tax (credit)/charge (above)	(47)	3

Provision at end of period	579	626

As previously stated, the 2000 accounts were prepared under SSAP 15 and were presented as follows:

The potential deferred tax liabilities have not been provided for, on the basis that the differences will not reverse in the foreseeable future:

	Modified historical cost

	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

UK corporation tax at 30% (1999 30%)
– Accelerated capital allowances	1,275	1,325
– Other timing differences	(5)	(11)

Unprovided potential deferred tax liabilities	1,270	1,314

In the 2000 accounts, no provision was made for any tax liability that would arise if fixed assets were disposed of at their revalued amount because no significant disposals which might give rise to a taxable gain are contemplated.

Restructuring costs
As at 31 March 2002, £40m of the total restructuring cost provision (31 December 2000 historical cost and modified historical cost £57m) consisted primarily of provisions for disposal of surplus leasehold interests and rent and rates payable on surplus

Part V — Financial Information Relating to Lattice Group

properties. The expected payment dates for property restructuring costs remain uncertain. The profit and loss charge for the 15 months ended 31 March 2002 comprises staff redundancy costs of £15m in respect of a restructuring review of Advantica and £50m in respect of Transco.

Other
This comprises estimates of liabilities in respect of past events incurred by Lattice Group’s insurance subsidiary undertaking. This includes provision for employer liability claims. In accordance with insurance industry practice, these estimates are based on experience from previous years and there is, therefore, no identifiable payment date.

23.	Share capital

	Number of shares	Number of shares	Number of shares	Pro forma Number of shares	(a)

	Historical cost		Modified historical cost			Historical cost		Modified historical cost

Authorised	As at 31 Mar 2002 m	As at 31 Dec 2000 m	As at 31 Dec 2000 m	As at 31 Dec 1999 m		As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m	(a)

Equity:
– Ordinary shares of 10 pence each	5,000	5,000	5,000	5,000		500	500	500	500
Non-equity:
– Special rights share of 10 pence	—	—	—	—		—	—	—	—

	Number of shares	Number of shares	Number of shares	Pro forma Number of shares	(a)

	Historical cost		Modified historical cost			Historical cost		Modified historical cost

Allotted and fully paid	As at 31 Mar 2002 m	As at 31 Dec 2000 m	As at 31 Dec 2000 m	As at 31 Dec 1999 m		As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m	(a)

Equity:
– Ordinary shares of 10 pence each	3,528	3,528	3,528	3,528		353	353	353	353
Non-equity:
– Special rights share of 10 pence	—	—	—	—		—	—	—	—

(a)	Pro forma ordinary shares allotted and called up at 31 December 1999 represent the nominal values of shares authorised and in issue by Lattice as at 31 December 2000 (see note 1).

On Demerger, Lattice issued 3,528m ordinary shares of 10 pence each to shareholders in BG Group in consideration for 100% of the share capital of BG Transco Holdings plc on the basis of one Lattice Share for each BG Group share held.

Certain special rights, set out in Lattice’s Articles, attach to the Lattice Special Share issued to HM Government. This share carries no rights to capital or profits beyond its nominal value. This share was issued on Demerger. It replaces the special share in BG Group, that was redeemed at that date. For further information on share capital, see note 1 on merger accounting.

24.	Capital and reserves

	Called up share capital £m	Other reserve £m (a)	Revaluation reserve £m	Profit and loss account reserve £m	Joint ventures and associated undertakings £m	Total £m

As at 1 January 2000(b)	353	(5,771)	6,429	4,665	(3)	5,673
Funding movements with BG Group(c)	—	26	—	—	—	26

Opening capital and reserves adjusted for funding movements	353	(5,745)	6,429	4,665	(3)	5,699
Transfer from profit and loss account	—	—	—	140	(3)	137
Unrealised gain on revaluation of tangible fixed assets	—	—	376	—	—	376
Contribution to sharesave trust(d)	—	—	—	45	—	45
Unrealised gain on transfer of fixed assets to a joint venture(e)	—	10	—	—	—	10
Movement between reserves(f)	—	4	(146)	142	—	—

As at 1 January 2001 (as previously stated)	353	(5,731)	6,659	4,992	(6)	6,267
Restatement of opening balances:(g)
– Historical cost accounting	—	—	(6,609)	—	—	(6,609)
– Accounting for deferred tax	—	—	—	(670)	—	(670)

As at 1 January 2001 (as restated)	353	(5,731)	50 (h)	4,322	(6)	(1,012)
Transfer from profit and loss account	—	—	—	220	(71)	149
Reduction in revaluation reserve on reclassification of investment properties	—	—	(50)	—	—	(50)
Unrealised gain on transfer of fixed assets to a joint venture(e)	—	12	—	—	—	12
Acquisition of SST (see note 13)	—	—	—	(74)	74	—

As at 31 March 2002	353	(5,719)	—	4,468	(3)	(901)

Lattice Group profit and loss account reserve includes £626m in respect of Transco as at 31 March 2002. Transco is prohibited from declaring a dividend or other distribution unless it has certified that it is in compliance in all material respects with certain regulatory obligations, including a requirement to ensure it has sufficient financial resources and facilities to enable it to carry on its business and a requirement to use all reasonable endeavours to maintain an investment grade credit rating.

Distribution of the profit and loss account reserves of Lattice Group’s other subsidiary undertakings is not materially restricted.

(a)	Other reserve is a non-distributable reserve which primarily represents the difference between the carrying value of subsidiary undertakings, investments and their respective capital structures following the Demerger and the 1999 Refinancing of £(5,745)m. Also included as at 31 March 2002 are unrealised gains of £26m on transfer of fixed assets to SST when it was a joint venture (see 24(e) below).
(b)	As previously stated, the 2000 accounts were prepared on a merger basis and therefore all capital and reserves opening balances and movements for 2000, excepting movements to the revaluation reserve, were stated on a pro forma basis.
(c)	Funding movements in other reserves represent a cash contribution by BG Group to Lattice Group on Demerger.
(d)	This represents a contribution by BG Group to the Transco Employee Sharesave Trust as part of the Demerger arrangements.
(e)	The unrealised gains will be realised and transferred to the profit and loss account reserve either on sale of shares in SST by Lattice Group or on sale by SST of the assets transferred.
(f)	The movement between reserves represents modified historical cost adjustments (see “Note of profits and losses”) and the transfer of assets to a joint venture (see note 12).
(g)	The 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information, see note 1.
(h)	The revaluation reserve as at 1 January 2001 relates to investment properties. These properties have been reclassified as other land and buildings and are now reported at historical cost. There is, therefore, no closing revaluation reserve. The £6,609m of the revaluation reserve that was restated at 1 January 2001 related to Transco’s regulatory assets.

Part V — Financial Information Relating to Lattice Group

25.	Commitments and contingencies

Following the demerger from British Gas of Centrica in 1997, the 1999 Refinancing and the Demerger of Lattice Group in 2000, Lattice Group continues to provide a number of indemnities and guarantees. Some of these indemnities and guarantees do not relate to the ongoing businesses of Lattice Group, as shown in the table below:

	Historical cost		Modified historical cost

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

In respect of Lattice Group activities(a)	2,399	3,546	3,546	3,229
On behalf of third parties(b)	441	1,166	1,166	1,247

Total commitments and guarantees	2,840	4,712	4,712	4,476

(a) Commitments in respect of Lattice Group activities
Loan guarantees on behalf of subsidiaries(i)	1,941	2,773	2,773	2,605
Committed contracts for capital expenditure(ii)	189	399	399	142
Operating leases(iii)	98	204	204	330
Warrants(iv)	—	—	—	62
Other(v)	171	170	170	90

Total commitments for Lattice Group activities	2,399	3,546	3,546	3,229

(i) Loan guarantees on behalf of subsidiaries
Transco, a subsidiary undertaking of Lattice, has guaranteed the repayment of the principal sums, any associated premium and interest on loans due from its financial subsidiary undertakings to third parties. As at 31 March 2002, the sterling equivalent amounted to £1,868m (31 December 2000 historical cost and modified historical cost £2,773m; 31 December 1999 £2,605m). Lattice has guaranteed the repayment of the principal sum, any associated premium and interest on a loan due from Lattice Telecom Finance Limited, a subsidiary undertaking of Lattice. As at 31 March 2002, the sum guaranteed amounted to £73m (2000 historical cost and modified historical cost and 31 December 1999 £nil).

(ii) Committed contracts for capital expenditure
As at 31 March 2002, Lattice Group had placed contracts for capital expenditure (tangible fixed assets and investments) amounting to £189m (31 December 2000 historical cost and modified historical cost £399m; 31 December 1999 £142m).

(iii) Operating leases
Lattice Group had commitments for the following year under operating leases expiring as follows:

		Land and buildings

		Historical cost		Modified historical cost

		As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Expiring:
–	Within one year	—	—	—	4
–	Between one and five years	1	1	1	1
–	Thereafter	5	11	11	16

		6	12	12	21

Commitments under operating leases for Lattice Group were payable as follows:

	Land and buildings

	Historical cost		Modified historical cost

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Amounts due within:
– One year	6	12	12	21
– Two years	6	14	14	17
– Three years	6	14	14	17
– Four years	6	14	14	16
– Five years	6	13	13	16
– Thereafter	68	137	137	243

As at end of period	98	204	204	330

Lattice Group had no operating lease commitments other than land and buildings at 31 March 2002, 31 December 2000 historical cost and modified historical cost and 31 December 1999.

Lattice Group’s commitments under finance leases entered into before, but which commence after, 31 March 2002 were £nil (31 December 2000 historical cost and modified historical cost and 31 December 1999 £nil).

(iv) Warrants
In previous years, Transco had issued warrants entitling the holders to subscribe at any time between November 1994 and November 2000 for up to $100m of 30 year bonds. As at 31  December 2000 all of the warrants had lapsed without being exercised. The sterling equivalent value of the bonds was £nil at 31 March 2002 (31 December 2000 historical cost and modified historical cost £nil; 31 December 1999 £62m).

(v) Other
The value of other commitments and contingencies as at 31 March 2002 amounted to £171m (31 December 2000 historical cost and modified historical cost £170m; 31 December 1999 £90m).

At 31 December 2000, Lattice Group was committed to transferring a number of sites to the joint venture company, SST. As the remaining 50% of the joint venture was acquired during the 15 months ended 31 March 2002, this obligation is no longer outstanding.

(vi) Legal and other proceedings
As a result of a fatal accident in Larkhall in December 1999 in which four people died, the Scottish Crown Office announced on 28 February 2002 its decision to prosecute Transco for culpable homicide or, in the alternative, breach of the Health and Safety at Work Act 1974. A trial date is awaited. Various group undertakings are parties to other legal actions and claims which arise in the ordinary course of business. While the outcome of some of these matters cannot readily be foreseen, the directors believe that they will be disposed of without significant effect on the net asset position as shown in the financial information.

(b) Commitments on behalf of third parties
(i) BG Group
In 2001, Transco was released from the guarantee it provided of BG Group’s obligations relating to its interests in the Karachaganak gas condensate field (31 December 2000 historical cost and modified historical cost £883m; 31 December 1999 £536m). The value of outstanding BG Group commitments and contingencies (mainly the provision of guarantees and indemnities to third parties in respect of cross-default obligations and the obligations in relation to the Karachaganak gas condensate field in 2000 and 1999) was £441m (31 December 2000 historical cost and modified historical cost £1,166m; 31 December 1999 £1,247m), of which £93m (31 December 2000 historical cost and modified historical cost £95m; 31 December 1999 £102m) related to joint ventures and associated undertakings which were transferred to BG Energy Holdings Limited (“BG Energy Holdings”) as part of the 1999 Refinancing.

(ii) Centrica
In 1997 Transco, as part of the arrangements for the Centrica demerger, gave financial guarantees to particular industrial and commercial customers (principally UK power generators) of Centrica as to the performance by Centrica of certain long-term interruptible gas supply contracts over periods of up to 15 years. As at 31 March 2002, the aggregate minimum volume of gas

Part V — Financial Information Relating to Lattice Group

that customers are obliged to take under their contracts, during their remaining supply periods, was approximately 6bn therms (31 December 2000 historical cost and modified historical cost approximately 7bn therms; 31 December 1999 approximately 16bn therms). Centrica and its subsidiary undertaking, British Gas Trading Limited, have agreed to indemnify Transco against any liabilities incurred by it under such guarantees and, in certain circumstances, to provide Transco with secured cash collateral, such obligations being guaranteed by further subsidiary undertakings of Centrica.

(c) Cross indemnity and cross guarantees
A proportion of Lattice Group’s total indemnities and guarantees are backed by further cross guarantees from third parties as shown below.

Following the 1999 Refinancing, Transco, a subsidiary undertaking of Transco Holdings, procured an indemnity from BG Energy Holdings dated 10 March 2000 (the BGEH Indemnity) which operates to indemnify it in respect of its liabilities and potential liabilities under certain obligations which fall within the definition of cross-default obligations. These obligations include financial or performance guarantees given by Transco in respect of BG Energy Holdings which amount (see (b) above) to approximately £441m (31 December 2000 historical cost and modified historical cost £1,166m; 31 December 1999 £1,247m) of Lattice Group’s total commitments and contingencies of £2,840m (31 December 2000 historical cost and modified historical cost £4,712m; 31 December 1999 £4,476m).

BG Group has been working with Transco since early 1999 to remove all the relevant guarantees or to replace Transco with an alternative guarantor which is not part of Lattice Group. This process continues following the Demerger. For any guarantees that have not been replaced, Transco will continue to provide such guarantees on an arm’s length basis until they are removed or replaced. As at 31 March 2002, the contingent liabilities of Transco under the majority of these guarantees are not significant on an individual basis although Transco’s aggregate liability under these guarantees could be significant.

Upon Demerger, due to the requirement in the Transco Licence that a ‘related person’ indemnifies Transco, the BGEH Indemnity was replaced by an indemnity from Transco Holdings to Transco. Upon Demerger, BG Energy Holdings indemnified Transco Holdings in relation to cross-default obligations which relate to its businesses.

The amounts shown above in (b) include those sums covered by cross-indemnities.

26.     Related party transactions
BG Group
On 23 October 2000, Lattice Group was demerged from BG Group. Previously, BG Group exercised control over all of the businesses within Lattice Group and provided a number of services to those businesses, including corporate centre services, and, in some cases, also received services from them, including vehicle and property leasing and research and development. All transactions between the groups since 23 October 2000 have been on an arm’s length basis on normal commercial terms.

On Demerger, the BG Group pension scheme transferred to Lattice Group, reflecting the fact that the majority of the contributing members are associated with the Lattice businesses. The scheme has been renamed the Lattice Group Pension Scheme.

Following Demerger, employees of companies in BG Group continued to participate in the Pension Scheme until 4 July 2001. Thereafter, a share of assets and liabilities of the Pension Scheme was transferred to a new pension scheme set up by BG Group, reflecting the share of the total accrued liabilities that is attributable to BG Group employees, or former employees, electing to transfer to the new BG Group pension scheme. The value of assets transferred to the new BG Group pension scheme was approximately 2% of the Pension Scheme assets.

Details of related party transactions are set out below:

	12 months ended 31 December

	2000 £m	1999 £m

Income receivable from BG Group companies(a)	54	37

Charges payable to BG Group companies(a)	(97)	(129)

	As at 31 December

	2000 £m	1999 £m

Balance owed by BG Group companies(a)	10	110

(a)	Transactions between Lattice Group and BG Group occurred during the 15 months to 31 March 2002, however they are not disclosed, as the related party relationship did not exist during the period.

A number of Lattice subsidiaries have arm’s length, commercial trading arrangements for the provision of services to BG Group companies. As explained in note 25(c), Transco has provided financial and performance guarantees to BG Group companies on an arm’s length basis.

Prior to Demerger in 2000, Lattice received a net funding amount of £505m from BG Group (note 28(f)) and paid an interim dividend of £123m to BG Group.

During the 15 months ended 31 March 2002 and the 12 months ended 31 December 2000, there were a number of transactions between Lattice and its subsidiary undertakings, joint ventures and associated undertakings. These transactions have not been disclosed as they are either eliminated on consolidation and therefore exempt from disclosure or are considered to be insignificant except for the transfer of sites to the then joint venture, SST (see note 12).

27.     Pensions and post-retirement benefits
Pension scheme
Substantially all of Lattice Group’s employees are members of the Pension Scheme. The Pension Scheme is exempt approved for tax purposes and provides final salary defined benefits for employees joining up to 31 March 2002. A defined contributions section has been added from 1 April 2002 for employees joining from that date. The Pension Scheme is self-administered and funded to cover pension liabilities in respect of service up to the balance sheet date. It is subject to independent valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employers’ contributions which, together with the specified contributions payable by the employees and proceeds from the Pension Scheme’s assets, are expected to be sufficient to fund the benefits payable under the Pension Scheme.

Following Demerger, employees of companies in Lattice Group have continuing membership of the Pension Scheme. Employees of BG Group continued to participate in the Pension Scheme until 4 July 2001. Thereafter, a share of the assets and liabilities of the Pension Scheme was transferred to a new pension scheme set up by BG Group, reflecting the share of the total accrued liabilities that is attributable to BG Group employees, or former employees, electing to transfer to the new BG Group pension scheme. The value of assets transferred to the BG Group pension scheme was approximately 2% of the Pension Scheme assets.

An independent actuarial valuation of the Pension Scheme was last undertaken as at 31 March 2001. The long-term assumptions used in the actuarial valuation were as follows:

	31 Mar 2001 valuation %	31 Mar 1998 valuation %

Rate of price inflation and pensions increases	2.3	3.0
Future increases in pensionable earnings	4.3	5.0
Annual rate of return on existing investments	5.3	5.7
Annual rate of return on future contributions	6.1	7.0

Excluding assets and liabilities attributable to BG Group members who left the Pension Scheme on 4 July 2001, the independent actuarial valuation as at 31 March 2001 showed that the aggregate market value of the Pension Scheme’s assets was £11,963m (31 March 1998 £11,820m). The value of those assets was 104% (31 March 1998 109%) of the benefits due to members calculated on the basis of pensionable earnings and service as at 31 March 2001 on an ongoing basis (using the projected unit method) and allowing for projected increases in pensionable earnings and pensions.

The results of the actuarial valuation carried out as at 31 March 2001 showed that based on long-term financial assumptions the contribution rate required to meet future benefit accrual is 26.6% of pensionable earnings (23.6% employers and 3% employees) though employers’ contributions could be maintained at the level of 3% until March 2004. Employers’ contributions were however increased from 3% to 8.5% with effect from 1 January 2002. This contribution rate will be reviewed when the next independent actuarial valuation is carried out, which must be no later than as at 31 March 2004.

Part V — Financial Information Relating to Lattice Group

Pension provision and costs
Under SSAP 24, the cost of providing pensions is charged to the profit and loss account over the periods of the employees’ service. In some periods, based on actuarial advice on funding requirements, the cash contributions paid to the Pension Scheme may differ from the profit and loss account charge. When the cash contributions are below the profit and loss account charge a provision is created in the balance sheet. This would be reversed when cash contributions exceed the profit and loss charge.

The movement in the balance sheet provision under SSAP 24 is set out below:

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Balance at beginning of period	288	367	367	466

Profit and loss charge/(credit):
– Regular pension cost	125	66	66	59
– Amortisation of surplus	(110)	(154)	(154)	(173)
– Interest on balance sheet provision	22	21	21	29
	37 (a)	(67) (a)	(67) (a)	(85) (a)
Contributions paid(b)	(300)	(12)	(12)	(14)

Balance at end of period	25	288	288	367

(a)	Profit and loss charge/(credit) in the 15 months ended 31 March 2002 comprises £93m charged to business units (31 December 2000 historical cost and modified historical cost £23m; 31 December 1999 £23m) and £56m Pension credit (31 December 2000 historical cost and modified historical cost £90m; 31 December 1999 £108m).
(b)	Includes £275m special contribution made to the Pension Scheme in March 2002 (31 December 2000 and 31 December 1999 £nil).

Post-retirement benefits
Lattice Group has no material post-retirement benefits other than pensions.

FRS 17 – Retirement Benefits
FRS 17 was issued on 30 November 2000. FRS 17 allows for a long implementation period up to 2004. Lattice Group continues to account for pension arrangements in accordance with SSAP 24 ‘Accounting for Pension Costs’. Under the transitional provisions of FRS 17 certain disclosures are required on the basis of the valuation methodology required by FRS 17.

FRS 17 represents a significant change in accounting for pensions from that required by SSAP 24. Under FRS 17 pension assets, liabilities and charges are subject to the volatility of short-term market fluctuations, as pension scheme assets are valued at market value at each balance sheet date and the present value of pension scheme liabilities is calculated by discounting estimated pension obligations by reference to estimated yields on AA corporate bonds.

The required FRS 17 disclosures for 2002, set out below, have been calculated by qualified independent actuaries based on the assumptions used in the most recent actuarial valuation of the Pension Scheme completed as at 31 March 2001, reviewed and updated to 31 March 2002.

Principal assumptions

For FRS 17 purposes, the principal financial assumptions as at 31 March 2002 used by the actuary were as follows:

%

Rate of price inflation	2.75
Rate of increase in pensions in payment and deferred pensions	2.75
Future increases in pensionable earnings	4.75
Discount rate	5.8

Pension assets/(liabilities)

As at 31 March 2002	Proportion of Pension Scheme assets %	Long-term rate of return expected %	£m

Pension Scheme assets:
– Equities	57	7.5	6,613
– Bonds	11	5.7	1,324
– Gilts	21	5.2	2,501
– Property	7	6.5	769
– Other	4	4.5	481

Total market value of Pension Scheme assets			11,688
Present value of Pension Scheme liabilities			(11,315)

Surplus in the Pension Scheme			373
Related deferred tax liability			(112)

Net pension asset			261

An increase of 0.1% in the discount rate would decrease the present value of liabilities by around £180m and increase the net pension asset by around £126m and vice versa.

If the above amounts had been recognised in the financial statements, Lattice Group’s net assets and profit and loss account reserve as at 31 March 2002 would be as follows:

£m

Consolidated net liabilities	(905)
Pension liabilities already provided for in the accounts (net of deferred tax)	17

Net liabilities excluding pension asset and liability	(888)
FRS 17 net pension asset – Pension Scheme	261
FRS 17 net pension liability – unfunded unapproved pension arrangements(a)	(11)
250

Net liabilities including pension asset and liability	(638)

Lattice Group profit and loss account reserve	4,468
Pension liabilities already provided for in the accounts (net of deferred tax)	17

Profit and loss account reserve excluding pension asset and liability	4,485
Pension account reserve	250

Profit and loss account reserve	4,735

(a)	Represents amounts payable to current and former senior employees under the Lattice Group Supplementary Benefits Scheme. Under this scheme, Lattice Group has agreed to increase the retirement benefits of these employees to at least the level which would be payable under the Pension Scheme, were it not subject to the earnings cap, which restricts the amount of pay which can be used to calculate pensions due from a tax approved pension scheme.

On adoption of FRS 17, the net of the pension costs provision (£25m at 31 March 2002, see note 22) and the related deferred tax asset (£8m at 31 March 2002) would be credited to the profit and loss account reserve by means of a prior year adjustment.

Part V — Financial Information Relating to Lattice Group

28.	Notes to the consolidated cash flow statement
(a)	Cash flow from operating activities

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Lattice Group operating profit	1,039	1,139	1,014	1,261
Exceptional operating items	365	—	—	—
Depreciation	531	379	504	499
Amortisation	9	—	—	—
Provisions for liabilities and charges	(250)	(85)	(85)	(85)
Movements in working capital:
– Stocks – (increase)/decrease	(23)	5	5	6
– Trade and sundry debtors – decrease/(increase)	250	46	46	(267)
– Trade and sundry creditors – increase/(decrease)	202	9	9	(388)
– Long-term creditors – increase	115	49	49	66
	544	109	109	(583)

Cash inflow from operating activities before exceptional items(a)	2,238	1,542	1,542	1,092
Expenditure relating to exceptional items:
– Restructuring costs (see note 22)	(30)	(12)	(12)	(14)
– Environmental costs (see note 22)	(44)	(24)	(24)	(21)
	(74)	(36)	(36)	(35)

Net cash inflow from operating activities(b)(c)	2,164	1,506	1,506	1,057

(a)	The impact of NTS entry capacity turnover is to increase cash inflow from operating activities by £66m for the 15 months ended 31 March 2002.
(b)	The acquisition of Stoner during 2001 contributed £3m to the net cash inflow from operating activities of Lattice Group, for the 15 months ended 31 March 2002.
(c)	The acquisition of control of SST during 2001 contributed £10m to the net cash inflow from operating activities of Lattice Group for the 15 months ended 31 March 2002.

(b)	Returns on investments and servicing of finance

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Interest received	37	16	16	38
Interest paid	(434)	(462)	(462)	(434)
Interest element of finance lease rentals	4	2	2	1
Finance lease charges	(5)	—	—	—

Net cash outflow from returns on investments and servicing of finance (a)(b)	(398)	(444)	(444)	(395)

(a)	The acquisition of Stoner during 2001 contributed £nil to the net cash outflow from returns on investments and servicing of finance of Lattice Group, during the 15 months ended 31 March 2002.
(b)	The acquisition of control of SST during 2001 contributed £(2)m to the net cash outflow from returns on investments and servicing of finance of Lattice Group, during the 15 months ended 31 March 2002.

(c)	Capital expenditure and financial investment

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Payments to acquire intangible fixed assets	(7)	—	—	—
Payments to acquire tangible fixed assets	(1,488)	(753)	(753)	(516)
Purchases of fixed asset investments	—	(5)	(5)	—
Net investment in finance leases	8	5	5	9
Receipts from disposal of tangible fixed assets	179	120	120	163
Receipts from disposal of shares by employee share plan	78	—	—	—
Receipts from disposal of fixed asset investments	2	—	—	—

Net cash outflow from capital expenditure and financial investment(a)(b)	(1,228)	(633)	(633)	(344)

(a)	The acquisition of Stoner during 2001 contributed £(1)m to the net cash outflow from capital expenditure and financial investment of Lattice Group for the 15 months ended 31 March 2002.
(b)	The acquisition of control of SST during 2001 contributed £(25)m to the net cash outflow from capital expenditure and financial investment of Lattice Group for the 15 months ended 31 March 2002.

(d)	Acquisitions and disposals

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Purchases of subsidiary undertakings	(25)	(5)	(5)	(7)
Cash balances acquired with subsidiary undertakings	9	—	—	—
Purchases of joint ventures and associated undertakings	(6)	—	—	—

Net cash outflow from acquisitions and disposals(a)(b)	(22)	(5)	(5)	(7)

(a)	The acquisition of Stoner during 2001 contributed £1m inflow to the net cash outflow from acquisitions and disposals of Lattice Group for the 15 months ended 31 March 2002.
(b)	The acquisition of control of SST during 2001 contributed £9m inflow to the net cash outflow from acquisitions and disposals of Lattice Group for the 15 months ended 31 March 2002.

(e)	Management of liquid resources(a)

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Payments to acquire investments with an original maturity date of less than one year	(3,822)	(5,490)	(5,490)	(7,603)
Receipts from disposal of investments with an original maturity date of less than one year	3,811	5,688	5,688	7,610

Net cash (outflow)/inflow from the management of liquid resources(b)(c)	(11)	198	198	7

(a)	Includes money market, listed and unlisted investments.
(b)	The acquisition of Stoner during 2001 contributed £nil to the net cash outflow from the management of liquid resources of Lattice Group for the 15 months ended 31 March 2002.
(c)	The acquisition of control of SST during 2001 contributed £nil to the net cash outflow from the management of liquid resources of Lattice Group for the 15 months ended 31 March 2002.

Part V — Financial Information Relating to Lattice Group

(f)	Financing activities

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Net decrease in short-term borrowings	(1,309)	(981)	(981)	(c)
Net increase in long-term borrowings	1,283	188	188	(c)

Cash (outflow)/inflow from change in borrowings	(26)	(793)	(793)	1,272
Capital element of finance lease rentals	(10)	(9)	(9)	(10)

	(36)	(802)	(802)	1,262
Funding movement on Demerger	—	505	505	—
Funding movement on 1999 Refinancing	—	—	—	(1,415)

Net cash outflow from financing activities(a)(b)	(36)	(297)	(297)	(153)

(a)	The acquisition of Stoner during 2001 contributed £nil to the net cash outflow from financing activities of Lattice Group for the 15 months ended 31 March 2002.
(b)	The acquisition of control of SST during 2001 contributed £16m inflow to the net cash outflow from financing activities of Lattice Group for the 15 months ended 31 March 2002.
(c)	This information was not disclosed in the 2000 accounts and is therefore not included above.

(g)	Significant non-cash transaction

In the 15 months ended 31 March 2002 and the 12 months ended 31 December 2000, the only significant non-cash transaction was the transfer of fixed assets to the newly formed joint venture, SST, in return for a 50% interest (see note 12). There were no significant non-cash transactions in the 12 months ended 31 December 1999.

29.	Principal subsidiary undertakings, joint ventures and associated undertakings

The companies listed below, which are all subsidiary undertakings, are those in which Lattice Group’s principal operating and financing activities are undertaken. A full list of subsidiary undertakings, joint ventures and associated undertakings will be included in the next annual return filed with the Registrar of Companies. Each of the companies listed is included in the consolidation of Lattice Group’s results.

	As at 31 March 2002

	Country of incorporation and operation	Activity	Lattice Group holding %	(a)	Lattice Group share of net assets %	(b)

Transco plc	England	Gas transportation	100		100
Transco Holdings plc	England	Lattice Group holding company	100		100
British Transco International Finance B.V.	The Netherlands	Financing	100		100
British Transco Finance Inc.	US	Financing	100		100
British Transco Capital Inc.	US	Financing	100		100
Lattice Group Holdings Limited	England	Lattice Group holding company	100		100
Lattice Energy Services Ltd	England	Energy services	100		100
Lattice Insurance Company Limited	Isle of Man	Insurance	100		100
Lattice Property Portfolio Ltd	England	Property	100		100
The Leasing Group plc	England	Leasing	100		100
Advantica Technologies Ltd	England	Technology	100		100
Advantica Technologies Inc.	US	Technology	100		100
Stoner Associates Inc.	US	Technology	100		100
First Connect Ltd	England	Connections	100		100
186k Ltd	England	Telecommunications	100		100
SST (UK) Ltd	England	Telecommunications	100		100
(formerly known as SpectraSite Transco Communications Ltd)
Eastlands (Benefits Administration) Ltd	England	Pensions administration	100		100

(a)	Ordinary shares.
(b)	Net assets attributable to equity shareholders.

All the principal subsidiary companies have changed their year end after the year ended 31 December 2000 to 31 March and are preparing accounts to 31 March 2002 with the exception of British Transco International Finance B.V., which will change its year end to 31 March 2003, as prospective notice is required under Dutch law.

30.	Modified historical cost information

In accordance with FRS 18 ‘Accounting Policies’ and following the price control review, the directors have reviewed the accounting policies of Lattice Group and Lattice Group has changed its accounting convention from modified historical cost to historical cost. The financial information for the 15 months ended 31 March 2002 has been prepared on an historical cost basis and prior year comparative information has been restated accordingly. The following shows the position of Lattice Group had it maintained the modified historical cost convention accounting policy.

Under modified historical cost principles, Lattice Group values regulatory assets at depreciated replacement cost or, where lower, the estimated value in use. Regulatory assets are those assets owned by Transco which are included in that part of the asset base which is subject to a regulatory regime. These include operational land and buildings, mains and services, gas storage, plant and machinery and meters in Britain.

Differences between modified historical cost and historical cost profit comprise:

(i)	depreciation in excess of historical cost depreciation adjustment – the additional sum necessary to bring the historical cost depreciation up to a full modified historical cost depreciation charge, which is based on the modified historical cost of fixed assets; and

(ii)	profit on the disposal of tangible fixed assets adjustment – the difference between modified historical cost and historical cost profit or loss on disposal.

Consolidated modified historical cost information

	15 months ended 31 Mar 2002 £m		12 months ended 31 Dec 2000 £m	(a)	12 months ended 31 Dec 1999 £m

Total operating profit	795		1,010		1,261

Profit for the financial period	243		402		624

Earnings per ordinary share
– basic	7.0	p	11.6	p	17.7	p
– before exceptional items	14.3	p	12.2	p	17.5	p
Dividends per ordinary share
– interim	3.6	p	3.5	p	—
– second interim	5.4	p	—		—
– final	—		3.5	p	—

(a)	The 2000 figures have been prepared in accordance with FRS 19 and therefore differ from the results provided in the consolidated profit and loss account under modified historical cost. For further information, see the “Restatement of prior periods” section on page 88.

	As at

	31 Mar 2002	31 Dec 2000	(a)	31 Dec 1999

Net assets(b)	5,113	5,597		5,673

(a)	The 2000 figures have been prepared in accordance with FRS 19 and therefore differ from the Balance sheet under modified historical cost. For further information, see the “Restatement of prior periods” section on page 88.
(b)	During the 15 months ended 31 March 2002, a review of the carrying value of Transco and Telecoms assets resulted in a reduction in net assets amounting to £715m (£50m on an historical cost basis) and £250m (£250m on an historical cost basis) respectively.

31.	Subsequent events

On 22 April 2002 Lattice and National Grid announced their intention to merge. Providing the proposed merger is approved by both sets of shareholders, Lattice Shareholders will receive 0.375 of a New National Grid Transco Share for each Lattice Share.

Part V — Financial Information Relating to Lattice Group

2.	Summary of differences between the accounting policies of National Grid and Lattice

The main differences between the accounting policies adopted by National Grid and those adopted by Lattice relate to modified historical cost accounting (only in respect of the 12 months ended 31 December 1999 and 2000) and accounting for deferred taxation.

Modified historical cost

During the 12 months ended 31 December 1999 and 2000, Lattice applied a modified historical cost accounting convention in respect of tangible fixed assets. In the 15 months ended 31 March 2002, this convention was changed to an historical cost basis, which is consistent with the treatment adopted by National Grid.

Deferred taxation

National Grid have adopted FRS 19 “Deferred tax” for all three years ended 31 March 2002 and provide for deferred tax in full without discounting. Lattice have only applied FRS 19 within the historical cost information for the 12 months ended 31 December 2000 and the 15 months ended 31 March 2002, and have adopted a policy of discounting. For the 12 months ended 31 December 1999 and 2000 on a modified historical cost basis, Lattice have only provided for deferred tax on a partial provision basis in accordance with SSAP 15. Included in the tables below are the adjustments needed to change from the discounted full provision basis, in respect of the historical cost information for the 12 months ended 31 December 2000 and 15 months ended 31 March 2002, and from a partial provision basis, in respect of the modified historical cost information for the 12 months ended 31 March 1999 and 2000, to a full provision basis without discounting, which would have been reported if Lattice had applied the accounting policy of National Grid.

The following unaudited reconciliations summarise the material adjustments which reconcile Lattice Group’s consolidated profit for the financial period and consolidated net assets/(liabilities) from that previously reported by Lattice to estimates of those which would have been reported had Lattice applied the accounting policies adopted by National Grid.

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Profit for the financial period as reported by Lattice
Group	464	537	383	624
Adjustments for:
– Deferred taxation	(22)	(47)	(28)	(9)
– Modified historical cost adjustments	—	—	135	159

Total adjustments	(22)	(47)	107	150

Profit for the financial period for Lattice Group as adjusted to National Grid accounting policies	442	490	490	774

	Historical cost		Modified historical cost

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Net (liabilities)/assets as reported by Lattice Group	(905)	(1,012)	6,267	5,673
Adjustments for:
– Deferred taxation	(605)	(583)	(1,253)	(1,225)
– Modified historical cost adjustment	—	—	(6,609)	(6,372)

Total adjustments	(605)	(583)	(7,862)	(7,597)

Net liabilities of Lattice Group as adjusted to National Grid accounting policies	(1,510)	(1,595)	(1,595)	(1,924)

3.	Report of PricewaterhouseCoopers

The directors and proposed directors
National Grid Group plc
15 Marylebone Road
London NW1 5JD

N M Rothschild & Sons Limited
New Court
St Swithin’s Lane
London EC4P 4DU

14 June 2002

Dear Sirs

Proposed merger of National Grid Group plc (“National Grid”), to be renamed National Grid Transco plc, with Lattice Group plc (“Lattice”)

We report on the unaudited reconciliations (the “Reconciliations”), under the accounting policies as currently applied by National Grid, in respect of the consolidated profit for the financial period of Lattice for the two years ended 31 December 1999 and 2000 and the 15 months ended 31 March 2002, and in respect of the consolidated net assets of Lattice as at 31 December 1999 and 2000 and 31 March 2002, prepared under the accounting policies applied in the financial statements of Lattice. The Reconciliations are set out in section 2 of Part V of the listing particulars of National Grid dated 14 June 2002.

Responsibilities

It is the responsibility solely of the directors and proposed directors of National Grid to prepare the Reconciliations in accordance with paragraph 12.11 of the Listing Rules of the UK Listing Authority (the “Listing Rules”). It is our responsibility to form an opinion, as required by the Listing Rules, on the Reconciliations and to report our opinion to you.

The Reconciliations incorporate significant adjustments to the historical consolidated financial statements of Lattice. The historical consolidated financial statements of Lattice for the two years ended 31 December 1999 and 2000 and the 15 months ended 31 March 2002 were the responsibility of the directors of Lattice. The historical consolidated financial statements of Lattice for the two years ended 31 December 1999 and 2000 and the 15 months ended 31 March 2002 were audited by PricewaterhouseCoopers, who gave unqualified reports thereon.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work, which involved no independent examination of any historical underlying financial information, consisted primarily of making enquiries of management of Lattice to establish the accounting policies which were applied in the preparation of the historical underlying financial information.

We have considered the evidence supporting the Reconciliations and have discussed the Reconciliations with the directors and proposed directors of National Grid.

Part V — Financial Information Relating to Lattice Group

Our work has not been carried out in accordance with auditing standards generally accepted in the United Statesof America and accordingly should not be relied upon as if it had been carried out in accordance with thosestandards.

Opinion

In our opinion, the Reconciliations have been properly compiled on the bases stated and the adjustments made arethose appropriate for the purpose of presenting the consolidated profit for the financial period of Lattice for thetwo years ended 31 December 1999 and 2000 and the 15 months ended 31 March 2002 and the consolidated netassets of Lattice as at 31 December 1999 and 2000 and 31 March 2002 on a basis consistent in all materialrespects with the accounting policies currently applied by National Grid.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

PART VI

FINANCIAL INFORMATION RELATING TO THE MERGED GROUP

1.	Unaudited pro forma financial information relating to the Merged Group

The unaudited pro forma financial information set out below has been prepared to provide information about how the Merger might have affected the consolidated profit and loss account of National Grid Group for the year ended 31 March 2002, had the Merger taken place on 1 April 2001, the first day of the financial year, and its consolidated statement of net assets as at 31 March 2002 had the Merger taken place on that date. The pro forma financial information has been prepared for illustrative purposes only and, because of its nature, it may not give a true picture of National Grid Transco’s financial position or results.

The pro forma financial information has been prepared using merger accounting principles and is based on the financial information of National Grid Group and Lattice Group. The pro forma financial information is stated on the basis of the accounting policies of National Grid. Deferred taxation in the pro forma financial information has been provided in full without discounting. As described in Part V of this document, Lattice has previously taken the option under FRS 19 to discount its deferred tax balance. National Grid Transco has not yet determined the practice it will adopt going forward.

Unaudited pro forma consolidated profit and loss account

		Adjustments

	National Grid Group 12 months ended 31 March 2002 £m (Note 1)	Lattice Group 12 months ended 31 March 2002 £m (Note 2)	Pro forma adjustments £m (Note 3)		Merged Group pro forma £m

Turnover	4,401	3,153	—		7,554

Operating profit before exceptional items and goodwill amortisation	875	932	—		1,807
Operating exceptional items	(914)	(413)	—		(1,327)
Goodwill amortisation	(90)	(9)	—		(99)
Total operating (loss)/profit	(129)	510	—		381
Non-operating exceptional items	53	104	(74)	(ii)	83
Interest
– excluding exceptional item	(293)	(386)	—		(679)
– exceptional item	(93)	—	—		(93)
	(386)	(386)	—		(772)

(Loss)/profit before taxation	(462)	228	(74)		(308)
Taxation
– excluding exceptional items	(85)	(140)	(26)		(251)
– exceptional items	60	84	22		166
	(25)	(56)	(4	)(i)	(85)

(Loss)/profit after taxation	(487)	172	(78)		(393)
Minority interests	(6)	4	—		(2)

(Loss)/profit for the year	(493)	176	(78)		(395)

Memorandum
Profit before taxation excluding exceptional items and goodwill amortisation	582	546	—		1,128

Profit after taxation excluding exceptional items and goodwill amortisation	497	406	(26)		877

Part VI — Financial Information relating to the Merged Group

Unaudited pro forma statement of net assets

	Adjustments

	National Grid Group at 31 March 2002 £m (Note 1)	Lattice Group at 31 March 2002 £m (Note 2)	Pro forma adjustments £m (Note 3)		Merged Group pro forma £m

Fixed assets
Intangible assets	2,113	(6)	—		2,107
Tangible assets	9,122	7,998	—		17,120
Investments	298	13	—		311

	11,533	8,005	—		19,538

Current assets	5,883	702	—		6,585
Creditors (amounts falling due within one year)	(2,970)	(1,926)	(74)	(ii)	(4,970)

Net current assets / (liabilities)	2,913	(1,224)	(74)		1,615
Creditors (amounts falling due after more than one
year)	(8,118)	(6,663)	—		(14,781)
Provisions for liabilities and charges	(3,034)	(1,023)	(605)	(i)	(4,662)

Net assets / (liabilities)	3,294	(905)	(679)		1,710

Memorandum
Included above is
net debt of	8,241	6,058	—		14,299

Notes to the unaudited pro forma financial information

1.	National Grid Group financial information

The information for National Grid Group for the 12 months ended and as at 31 March 2002 has been extracted without material adjustment from the audited accounts for the year ended 31 March 2002.

Included within the results of National Grid Group for the 12 months ended 31 March 2002 are the results of Niagara Mohawk for February and March being the two months since acquisition. During this two month period, Niagara Mohawk contributed £479.1m to turnover and, £83.1m to operating profit before exceptional items and goodwill amortisation. No adjustment has been made to include the results of Niagara Mohawk for the 10 months prior to acquisition, as during this period, the results of Niagara Mohawk included the results of its generation business that was disposed of prior to the acquisition by National Grid, and were also based on a regulatory rate plan that was substantially different to the new rate plan that became effective from the date of the acquisition.

2.	Lattice Group financial information

The information for Lattice Group for the 12 months ended 31 March 2002 has been extracted without material adjustment from the unaudited information for the 12 months ended 31 March 2002 included within the annual report and accounts of Lattice Group for the 15 months ended 31 March 2002. The net assets of Lattice Group at 31 March 2002 have been extracted without material adjustment from the audited accounts for the 15 months ended 31 March 2002.

3.	Pro forma adjustments

The pro forma adjustments included above are in respect of deferred taxation and exceptional transaction costs:

(i)	Deferred taxation

As noted above, Lattice have adopted a policy of discounting their deferred taxation liabilities, whilst National Grid does not discount such liabilities. A pro forma adjustment has been made to align Lattice’s accounting policy with that adopted by National Grid. The impact of this adjustment is to increase the liability at 31 March 2002 by £605m and to decrease the profit excluding exceptional items for the 12 months ended 31 March 2002 by £26m (decrease of £4m including exceptional items).

(ii)	Exceptional transaction costs

A pro forma adjustment has been made to reflect the one-off exceptional transaction costs directly attributable to the Merger, estimated to be £74m.

No account has been taken in the pro forma financial information of trading or changes in the financial position of National Grid Group or Lattice Group after 31 March 2002 and the financial impact of synergies expected to result from the Merger have not been reflected in the unaudited pro forma financial information.

Part VI — Financial Information relating to the Merged Group

2.	Report of PricewaterhouseCoopers

The directors and proposed directors
National Grid Group plc
15 Marylebone Road
London
NW1 5JD

N M Rothschild & Sons Limited
New Court
St Swithin’s Lane
London
EC4P 4DU

14 June 2002

Dear Sirs

Proposed merger of National Grid Group plc (“National Grid”), to be renamed National Grid Transco plc, with Lattice Group plc (“Lattice”)
We report on the unaudited pro forma financial information set out in Part VI of National Grid’s listing particulars dated 14 June 2002. The unaudited pro forma financial information has been prepared, for illustrative purposes only, to provide information about how the proposed merger of National Grid and Lattice might have affected the consolidated profit and loss account of National Grid for the year ended 31 March 2002 and its consolidated statement of net assets as at 31 March 2002.

Responsibilities
It is the responsibility solely of the directors and the proposed directors of National Grid to prepare the unaudited pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the “Listing Rules”).

It is our responsibility to form an opinion, as required by the Listing Rules, on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion
We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 ‘Reporting on pro forma financial information pursuant to the Listing Rules’ issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors and the proposed directors of National Grid.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion
In our opinion:

(a)	the unaudited pro forma financial information has been properly compiled on the basis stated;
(b)	such basis is consistent with the accounting policies of National Grid; and
(c)	the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

PART VII

DETAILS OF THE LATTICE SCHEME

1.	Introduction

Implementation of the Lattice Scheme will require the approval of Lattice Shareholders at each of the Lattice Court Meeting and the Lattice EGM. Once Lattice Shareholders have approved the Lattice Scheme at the Lattice Court Meeting and the Lattice EGM, the Lattice Scheme must be sanctioned by the Court. The effect of the Court’s sanction of the Lattice Scheme is that, when the Order is delivered to the Registrar of Companies and registered by him, all Lattice Shareholders are bound by the terms of the Lattice Scheme.

It is expected that the Lattice Scheme will become effective and that the Merger will complete in autumn 2002. Immediately upon the Lattice Scheme becoming effective, National Grid will change its name to National Grid Transco plc. It is expected that trading in the New National Grid Transco Shares arising from the Lattice Scheme will commence at 8.00 a.m. on the Lattice Scheme Effective Date.

Unless the Lattice Scheme becomes effective by no later than 31 March 2003, or such later date, if any, as Lattice and National Grid may agree and the Court may allow, the Lattice Scheme will not become effective and the Merger will not proceed.

2.	Summary of the Lattice Scheme

Under the terms of the Lattice Scheme, all the Lattice Shares will be cancelled and the capital paid up on the Lattice Special Share will be repaid and the Lattice Special Share will be cancelled on the Lattice Scheme Effective Date. New Lattice Shares will be issued by Lattice to National Grid and/or its nominee(s), by capitalisation of the reserve arising from the cancellation of the Lattice Shares so that Lattice becomes a wholly-owned subsidiary of National Grid. These new Lattice Shares will be created by the passing of a special resolution to be proposed at the Lattice EGM.

Lattice Shareholders will exchange their Lattice Shares for New National Grid Transco Shares on the following basis:

for every 100 Lattice Shares	37.5 New National Grid Transco Shares

and so in proportion for any other number of Lattice Shares held at the Lattice Scheme Record Time.

Fractional entitlements to a New National Grid Transco Share will not be issued to Lattice Shareholders but will be aggregated and sold in the market and the relevant share of the proceeds returned by cheque to the relevant Lattice Shareholders.

The New National Grid Transco Shares to be issued pursuant to the Lattice Scheme will be credited as fully paid and will rank pari passu with the existing National Grid Shares, save that they will not be entitled to receive the National Grid Final Dividend expected to be paid on 15 August 2002.

2.1	Lattice Shareholder Meetings

The Lattice Scheme is subject to the approval of Lattice Shareholders at the Lattice Court Meeting and its implementation will also require the approval of Lattice Shareholders at the separate Lattice EGM, both of which will be held on Monday, 15 July 2002. The Lattice Court Meeting is being held at the direction of the Court to seek the approval of Lattice Shareholders to the Lattice Scheme. The Lattice EGM is being convened to enable the Lattice Directors to implement the Lattice Scheme and to amend the Lattice Articles, as described in section 2.3 below.

2.2	Lattice Court Meeting

The Lattice Court Meeting has been convened to enable Lattice Shareholders to consider and, if thought approve the Lattice Scheme. At the Lattice Court Meeting, voting will be by poll and each holder of Shares who is present in person or by proxy will be entitled to one vote for each Lattice Share held. The required at the Lattice Court Meeting is that those voting to approve the Lattice Scheme should:

(i)	represent a simple majority in number of those Lattice Shareholders present and voting in person or by proxy; and

(ii)	also represent three-fourths in value of the Lattice Shares held by those Lattice Shareholders present and voting in person or by proxy.

2.3	Lattice EGM

In addition, the Lattice EGM has been convened to consider and, if thought fit, pass a special resolution (which requires a vote in favour of not less than 75 per cent. of the votes cast):

(i)	to approve the cancellation of Lattice Shares and the Lattice Special Share and the subsequent issue of Lattice Shares to National Grid and/or its nominee(s) in accordance with the Lattice Scheme; and

(ii)	to amend the Lattice Articles in the manner described below.

2.4	Amendments to the Lattice Articles

The special resolution to be proposed at the Lattice EGM includes proposals to amend the Lattice Articles to ensure that any Lattice Shares issued under the Lattice Share Schemes or otherwise (other than to National Grid and/or its nominee(s)) between the Lattice Voting Record Time and 6.00 p.m. on the last business day before the Lattice Hearing Date will be subject to the Lattice Scheme. It is also proposed to amend the Lattice Articles so that any Lattice Shares issued to any person (other than to a member of National Grid Group) after the Lattice Scheme Effective Date will be automatically exchanged for New National Grid Transco Shares on the same terms as under the Lattice Scheme. These amendments are designed to avoid any person (other than members of National Grid Group) being left with Lattice Shares after dealings in such shares have ceased on the London Stock Exchange (which will occur at the close of business on the business day before the Lattice Scheme Effective Date).

2.5	Special Shareholder Consent

Under the Lattice Scheme, the capital paid up on the Lattice Special Share will be repaid and the Lattice Special Share will be cancelled in consideration for amendments to the rights attaching to the National Grid Special Share, principally to reflect National Grid’s ownership of Transco. The Secretary of State has given her written consent to the Lattice Scheme in her capacity as holder of the Lattice Special Share and to the requisite changes to the National Grid Articles in her capacity as holder of the National Grid Special Share, in each case without prejudice to her separate rights under the Fair Trading Act to refer the Merger or any matter arising therefrom or related thereto to the Competition Commission and, in addition, without prejudice to the rights under a licence granted to 186k under the Telecommunications Act 1984, and has agreed to appear by Counsel at the Lattice Court Hearing to consent to the Lattice Scheme and to agree to be bound by its terms. Notice has been given to the Secretary of State of the proposed change of control of Lattice, as required by that licence.

3.	Implementation of the Lattice Scheme

The Lattice Scheme is conditional upon the following:

(a)	the approval by the Special Shareholder and a majority in number representing three-fourths in nominal value of the holders of Lattice Shares present and voting, either in person or by proxy, at the Lattice Court Meeting;

(b)	the special resolution required to approve and implement the Lattice Scheme being passed at the Lattice EGM;

(c)	any resolutions of National Grid Shareholders required in connection with the implementation of the Merger being passed at the National Grid EGM;

(d)	the admission to the Official List of the New National Grid Transco Shares becoming effective in accordance with the Listing Rules and the admission of such shares to trading on the London Stock Exchange’s market for listed securities becoming effective or (if determined by National Grid and Lattice and subject to the consent of the Panel) the UK Listing Authority agreeing or confirming its decision to admit such shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the Lattice Scheme becoming unconditional in all respects; and

(e)	the sanction (with or without modification) of the Lattice Scheme by the Court on terms satisfactory to both National Grid and Lattice acting reasonably and an office copy of the Order being delivered by

Part VII — Details of the Lattice Scheme

Lattice for registration to the Registrar of Companies and registration of the Order by the Registrar of Companies.

National Grid has given its written consent to the Lattice Scheme and a written undertaking to be bound by the terms of the Lattice Scheme. The Lattice Court Hearing is expected to be held during autumn 2002. All Lattice Shareholders are entitled to attend the Lattice Court Hearing in person or to be represented by Counsel to support or oppose the sanctioning of the Lattice Scheme.

If the Lattice Scheme is sanctioned by the Court and the conditions to the Lattice Scheme are satisfied, it is expected that the Lattice Scheme will become effective, and dealings in the New National Grid Transco Shares to be issued pursuant to the Lattice Scheme will commence, in autumn 2002.

The Lattice Scheme contains a provision for Lattice and National Grid jointly to consent on behalf of all persons concerned to any modification of or addition to the Lattice Scheme, or to any condition which the Court may think fit to approve or impose. Lattice has been advised that the Court would be unlikely to approve or impose any such amendment to the Lattice Scheme which might be material to the interests of the Lattice Shareholders and/or the holder of the Lattice Special Share unless the Lattice Shareholders and/or the Special Shareholder (as appropriate) were informed of any such amendment. It will be a matter for the Court to decide, in its discretion whether or not a further meeting of Lattice Shareholders should be held or the further consent of the holder of the Lattice Special Share should be sought.

4.	Effect of the Lattice Scheme on National Grid Shareholders

The effect of the Lattice Scheme will be that National Grid Shareholders will continue to retain their existing National Grid Shares and will hold approximately 57.3 per cent. of the issued share capital of National Grid Transco, based on the issued share capital of National Grid and Lattice as at 12 June 2002 (being the latest practicable date prior to the publication of this document and assuming no issue of National Grid Shares or Lattice Shares between that date and completion of the Merger). The holdings and rights of holders of existing National Grid Shares and of National Grid ADSs will not be affected by the Lattice Scheme. However, following the issue of the New National Grid Transco Shares, these holdings, as a percentage of the issued share capital of National Grid Transco, will decrease.

PART VIII

CONDITIONS TO THE IMPLEMENTATION OF THE LATTICE SCHEME
AND THE MERGER

The Merger is conditional upon the Lattice Scheme becoming unconditional and becoming effective by not later than 31 March 2003 or such later date (if any) as Lattice and National Grid may agree and the Court may allow.

1.	The Lattice Scheme is conditional upon:

(a)	the approval by the Special Shareholder and a majority in number representing three-fourths in nominal value of the holders of Lattice Shares present and voting, either in person or by proxy, at the Lattice Court Meeting;

(b)	the special resolution required to approve and implement the Lattice Scheme being passed at the Lattice EGM;

(c)	any resolutions of National Grid Shareholders required in connection with the implementation of the Merger being passed at the National Grid EGM;

(d)	the admission to the Official List of the New National Grid Transco Shares becoming effective in accordance with the Listing Rules and the admission of such shares to trading on the London Stock Exchange’s market for listed securities becoming effective or (if determined by National Grid and Lattice and subject to the consent of the Panel) the UK Listing Authority agreeing or confirming its decision to admit such shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the Lattice Scheme becoming unconditional in all respects; and

(e)	the sanction (with or without modification) of the Lattice Scheme by the Court on terms satisfactory to both National Grid and Lattice acting reasonably and an office copy of the Order being delivered by Lattice for registration to the Registrar of Companies and registration of the Order confirming the reduction of capital involved in the Lattice Scheme by the Registrar of Companies.

2.	National Grid and Lattice have agreed that, subject as stated in paragraph 3 below, the Merger is also conditional upon, and, accordingly, the necessary action to make the Lattice Scheme effective will not be taken unless the following conditions are satisfied or waived as referred to below prior to the Lattice Scheme being sanctioned by the Court:

(a)	the SEC having granted prior approval to National Grid authorising the issuance and sale of such New National Grid Transco Shares necessary to finance the Merger (as well as the solicitation of proxies), and the SEC not opposing the certification of Lattice as a foreign utility company under section 33 of the US Public Utility Holding Company Act of 1935, as amended (“PUHCA”), on terms satisfactory to National Grid and Lattice acting reasonably;

(b)	any conditions imposed by the SEC in relation to the continuing operation of National Grid as a registered public utility holding company under PUHCA being on terms satisfactory to both National Grid and Lattice acting reasonably;

(c)	to the extent that Council Regulation EEC 4064/89, as amended, may be applicable, the European Commission having either:

(ii) indicated that the Merger and its implementation does not give rise to a concentration falling within the scope of Council Regulation EEC 4064/89 concerning the control of concentrations between undertakings (as amended) (the “Merger Regulation”); or

(ii) taken a decision, without imposing any conditions or obligations that are not satisfactory to both National Grid and Lattice acting reasonably under Article 6(1)(b) of the Merger Regulation, declaring the Merger or its implementation compatible with the common market, or being deemed to have done so under Article 10(6); or

Part VIII — Conditions to the implementation of the Lattice Scheme and the Merger

(iii) referred the whole or part of the Merger or its implementation to the competent authorities of one or more Member States under Article 9(3) of the Merger Regulation or having been deemed to have done so under Article 9(5); and

(a) each such authority having granted a clearance without imposing any conditions or obligations that are not satisfactory to both National Grid and Lattice acting reasonably in respect of all of those parts of the Merger or its implementation which were referred to it, or being deemed to have granted such a clearance; and
(b) the requirements of paragraph (c)(ii) above being satisfied with respect to any part not referred to the competent authority of any Member State;

(d)	insofar as the merger provisions of the Fair Trading Act may be applicable, whether in accordance with (c)(iii) above or otherwise, the Office of Fair Trading in the UK indicating, on terms satisfactory to both National Grid and Lattice acting reasonably, that it is not the intention of the Secretary of State to refer the Merger or any matter arising therefrom or related thereto to the Competition Commission;

(e)	all filings (if any) in connection with the Merger and matters arising therefrom having been made under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations made thereunder, all or any appropriate waiting and other time periods (including extensions thereof) having expired, lapsed or been terminated;

(f)	the Authority indicating that it, and the Secretary of State indicating that she:

(i) does not intend to seek modifications to any of the Wider National Grid Group licences or the Wider Lattice Group licences granted under the Electricity Act or the Gas Act and subsequent legislation, including the Utilities Act (except on terms satisfactory to both National Grid and Lattice acting reasonably);

(ii) does not intend to seek undertakings or assurances from any member of the Wider National Grid Group or the Wider Lattice Group, other than those already required to be given under the licence granted to Transco under the Gas Act (except on terms satisfactory to both National Grid and Lattice acting reasonably);

(iii) will, in connection with the Merger, give such consents and/or directions (if any) and/or seek or agree to such modifications (if any) as are necessary in the opinion of National Grid or Lattice or both acting reasonably in connection with the licences referred to in (f)(i);

(g)	National Grid having obtained authorisations from such US regulatory agencies as may have or assert jurisdiction over the Merger on terms and conditions satisfactory to National Grid and Lattice acting reasonably;

(h)	if applicable, the review and investigation of the Merger under the Exon-Florio Amendment to the US Defense Production Act of 1950 having been terminated and the President of the United States having taken no action thereunder with respect to the Merger;

(i)	the receipt from the Inland Revenue of clearances in respect of the Lattice Scheme and the Merger under section 138 of the Taxation of Chargeable Gains Act 1992 and section 215 of the Income and Corporation Taxes Act 1988 in a form satisfactory to National Grid and Lattice, acting reasonably;

(j)	all authorisations, orders, grants, recognitions, confirmations, consents, clearances, certificates, licences, permissions and approvals necessary or reasonably considered by National Grid or Lattice to be material in the context of the Merger for or in respect of the Merger and the implementation of the Lattice Scheme having been obtained (including consent from the Secretary of State (1) under Wider Lattice Group licences granted under the Telecommunications Act 1984; and (2) as holder of the Lattice Special Share), in terms and in a form satisfactory to National Grid and Lattice, acting reasonably, and, where the withdrawal or absence of any such authorisations, orders, grants, recognitions, confirmations, consents, clearances, certificates, licences, permissions and approvals would, in the opinion of both of National Grid and Lattice (acting reasonably), have a material adverse effect on the Merged Group, these remaining in full force and effect and no intimation of an intention to revoke or not renew any of these having been received, and all necessary notifications and filings having been made and all necessary waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired or having been terminated (as appropriate) and all necessary statutory and regulatory obligations in connection with the Merger and the implementation of the Lattice Scheme in any jurisdiction having been complied with;

(k)	no central bank, government or governmental, quasi-governmental, state or local government, supranational, statutory, environmental, administrative, investigative or regulatory body, agency, court, association or any other similar person or body in any jurisdiction having taken, instituted, implemented or threatened any action, proceeding, suit, investigation or enquiry, or enacted, made or proposed any statute, regulation or order, or taken any other step that would or might in the opinion of National Grid and Lattice (acting reasonably) in any respect be material to the Merged Group to:

	(i)	require the divestiture by National Grid or Lattice or any member of either the Wider National Grid Group or Wider Lattice Group of all or any portion of their respective businesses, assets or properties; or

	(ii)	require any member of either the Wider National Grid Group or Wider Lattice Group to make an offer to acquire any shares or other securities in any member of either group owned by any third party; or

	(iii)	impose any limitation on the ability of any of them to conduct their respective businesses or to own their respective assets or properties or otherwise adversely affect their respective businesses, assets or profits; or

	(iv)	make the Lattice Scheme or its implementation void, unenforceable, illegal and/or prohibited in or under the laws of any jurisdiction or otherwise directly or indirectly restrict, restrain, prohibit, delay or otherwise interfere with the implementation of, or impose additional conditions or obligations with respect to, or require amendment of, or otherwise challenge or interfere with, the Merger;

(l)	save as disclosed by National Grid to Lattice or by Lattice to National Grid prior to 22 April 2002, there being no provision of any arrangement, agreement, licence, permit, lease or other instrument to which National Grid or Lattice, any member of either the Wider National Grid Group or Wider Lattice Group is a party or by or to which National Grid or Lattice or any member of the Wider National Grid Group or Wider Lattice Group may be bound, entitled or is subject which could or might in the opinion of both National Grid and Lattice (acting reasonably) result, to an extent which is material in the context of the Merged Group, in:

	(i)	any monies borrowed by, or any other indebtedness or liability (actual or contingent) of, or any grant available to, any member of the Wider National Grid Group or Wider Lattice Group being repayable or capable of being declared repayable immediately or prior to their or its stated maturity or the ability of any such member to borrow monies or to incur any indebtedness being withdrawn or inhibited or being capable of being withdrawn or inhibited; or

	(ii)	any such arrangement, agreement, licence, permit, lease or other instrument being terminated or adversely modified or affected or any action being taken or any obligation or liability arising thereunder; or

	(iii)	the rights, liabilities, obligations or interests of any member of the Wider National Grid Group or Wider Lattice Group in relation to, or the business of any member of the Wider National Grid Group or Wider Lattice Group with, any person, firm or body (or any arrangements relating to any such interest or business) being terminated or adversely modified or affected; or

	(iv)	the value, or financial or trading position or prospects of any member of the Wider National Grid Group or Wider Lattice Group being adversely modified or affected; or

	(v)	the creation of any material liability (actual or contingent) by any member of the Wider National Grid Group or Wider Lattice Group; or

	(vi)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider National Grid Group or Wider Lattice Group or any such mortgage, charge or security interest being enforced; or

Part VIII — Conditions to the implementation of the Lattice Scheme and the Merger

	(vii)	any assets or interests of, or any asset the use of which is enjoyed by, any member of the Wider National Grid Group or the Wider Lattice Group being or falling to be disposed of or charged or ceasing to be available to any member of the Wider National Grid Group or the Wider Lattice Group or any right arising under which any such asset or interest could be required to be disposed of or charged or ceasing to be available to any member of the Wider National Grid Group or the Wider Lattice Group, in each case, otherwise than in the ordinary course of business; or

	(viii)	any member of the Wider National Grid Group or the Wider Lattice Group, as the case may be, ceasing to be able to carry on business under any name under which it presently does so;

in each case in consequence of the Merger or the Lattice Scheme;

(m)	National Grid not having discovered regarding Lattice, and Lattice not having discovered regarding National Grid, on or after 22 April 2002 that:

	(i)	any adverse financial, business or other information in relation to circumstances existing prior to 22 April 2002 and which is material in the context of the relevant group has not been publicly announced pursuant to the Listing Rules by any member of the relevant group prior to such date (in the case of such information regarding National Grid) by National Grid or (in the case of such information regarding Lattice) by Lattice; or

	(ii)	any financial, business or other information which has been publicly announced pursuant to the Listing Rules at any time by any member of the relevant group prior to 22 April 2002 (in the case of such information regarding National Grid) by National Grid or (in the case of such information regarding Lattice) by Lattice is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make the information contained therein complete and not misleading, and which in any such case is adverse and material in the context of the relevant group; or

	(iii)	any member of the relevant group is subject to any liability (contingent or otherwise) which has not been disclosed or reflected in the last published audited consolidated accounts of its group or publicly announced pursuant to the Listing Rules prior to 22 April 2002 (in the case of a member of the Wider National Grid Group) by National Grid or (in the case of a member of the Wider Lattice Group) by Lattice and which is material in the context of the relevant group; or

	(iv)	any steps have been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider National Grid Group or Wider Lattice Group which is necessary for the proper carrying on of its business to an extent which is material in the context of the relevant group;

(n)	(i)	unless publicly announced by National Grid pursuant to the Listing Rules or disclosed by National Grid to Lattice prior to 22 April 2002, no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider National Grid Group is a party (whether as claimant or defendant or otherwise), in each case which is or may become material and adverse in the context of the Wider National Grid Group having been instituted or threatened or remaining outstanding; or

	(ii)	since 31 March 2001, being the date to which the latest audited report and accounts of National Grid were made up, and unless publicly announced by National Grid pursuant to the Listing Rules prior to 22 April 2002, there having been no material adverse change or deterioration in the business, assets, financial or trading position or profits or prospects of the Wider National Grid Group taken as a whole;

(o)	(i)	unless publicly announced by Lattice pursuant to the Listing Rules or disclosed by Lattice to National Grid prior to 22 April 2002, no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Lattice Group is a party (whether as claimant or defendant or otherwise), in each case which is or may become material and adverse in the context of the Wider Lattice Group having been instituted or threatened or remaining outstanding; or

	(ii)	since 31 December 2000, being the date to which the latest audited report and accounts of Lattice were made up, and unless publicly announced by Lattice pursuant to the Listing Rules prior to 22 April 2002, there having been no material adverse change or deterioration in the business, assets, financial or trading position or profits or prospects of the Wider Lattice Group taken as a whole;

(p)	other than as publicly announced by National Grid or Lattice pursuant to the Listing Rules, or disclosed by National Grid to Lattice, or by Lattice to National Grid, prior to 22 April 2002 or as contemplated by the Merger or the Lattice Scheme or by the joint press announcement relating to the Merger dated 22 April 2002, no member of the Wider National Grid Group or of the Wider Lattice Group having since, in the case of National Grid, 31 March 2001 and, in the case of Lattice, 31 December 2000, being the dates to which the respective latest audited report and accounts of National Grid and Lattice were made up:

	(i)	issued or authorised or proposed the issue of additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save as between National Grid and Lattice respectively and their respective wholly-owned subsidiaries or for options granted, and any shares in National Grid or Lattice respectively issued upon exercise of options granted prior to 22 April 2002, under or pursuant to the National Grid Share Plans or the Lattice Share Schemes or as agreed between National Grid and Lattice from time to time) or redeemed, purchased or reduced any part of its shares or other securities (or agreed to do so) to an extent which (save in the case of any such issue, authorisation, proposal, redemption, purchase or reduction by National Grid or Lattice respectively) is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

	(ii)	except for:

(a) transactions between one wholly-owned member of the relevant group and another such member, and

(b) (in the case of Lattice) the Lattice Scheme,

authorised or proposed or announced its intention to propose any merger or any change in its share or loan capital or (other than in the ordinary course of business) any acquisition or disposal of assets or shares which is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

	(iii)	(other than transactions between one wholly-owned member of the relevant group and another such member) entered into or varied in any material respect any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) (or agreed to do so) which is of a long-term, restrictive or unusual or onerous nature and which is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be, or which involves or could involve an obligation of a nature or magnitude which is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be, and in each case other than in the ordinary course of business; or

	(iv)	save for normal annual salary and other related increases in accordance with past remuneration policies entered into or materially varied or made any offer to enter into or materially vary the terms of any agreement, contract, commitment or arrangement to an extent which is material with any director of National Grid or Lattice, as the case may be; or

	(v)	(other than transactions between one wholly-owned member of the relevant group and another such member and, in the case of Lattice, the Lattice Scheme) implemented, effected, authorised or announced its intention to effect any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be and in each case other than in the ordinary course of business; or

	(vi)	issued, authorised or proposed the issue of any debentures or, save in the ordinary course of business and save for transactions between one wholly-owned member of the relevant group and another such member, incurred or increased (or agreed to incur or increase) any indebtedness or contingent liability of an aggregate amount which might materially and adversely affect the Wider National Grid Group or Wider Lattice Group, as the case may be; or

	(vii)	(in the case of National Grid or Lattice only) recommended, declared, made or paid, or proposed the recommendation, declaration, paying or making, of any dividend, bonus or other distribution; or

Part VIII — Conditions to the implementation of the Lattice Scheme and the Merger

	(viii)	in the case of any member of the Wider National Grid Group or Wider Lattice Group made any alteration to its memorandum or articles of association (or equivalent constitutional documents in respect of overseas jurisdictions of incorporation) that is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or
	(ix)	(other than in respect of a member of the Wider National Grid Group or Wider Lattice Group which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings instituted or threatened against it for its winding-up (voluntary or otherwise), dissolution, reorganisation or for the appointment of any administrator, administrative receiver, receiver, trustee or similar officer of all or any material part of its assets or revenues or any analogous proceedings in any jurisdiction or had any analogous person appointed in any jurisdiction and which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

	(x)	been unable, or admitted in writing that it is unable to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business and which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

	(xi)	waived or compromised any claim otherwise than in the ordinary course of business and which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

	(xii)	entered into any contract, commitment, agreement or arrangement or passed any resolution made or announced any offer (which remains open for acceptance) or announced any intention or proposal to effect any of the transactions, matters or events referred to in this condition.

(q)	National Grid not having discovered regarding Lattice, and Lattice not having discovered regarding National Grid that on or after 22 April 2002:

	(i)	any past or present member of the Wider National Grid Group or Wider Lattice Group, as the case may be, has not complied with any and/or all applicable legislation or regulations of any relevant jurisdiction in which it carries on business with regard to the disposal, discharge, spillage, release, leak or emission of any waste or hazardous substance or any substance which would be likely to impair the environment or harm human health or animal health, or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which non-compliance, disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the Wider National Grid Group or Wider Lattice Group, as the case may be, in each case to an extent which, in any case, is material and adverse to the Wider National Grid Group or Wider Lattice Group, as the case may be;

	(ii)	there is any material liability (actual or contingent) of any past or present member of the Wider National Grid Group or Wider Lattice Group, as the case may be, which is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be, to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the Wider National Grid Group or Wider Lattice Group, as the case may be, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other relevant person or body in any relevant jurisdiction; or

	(iii)	a person, persons or class or classes of person could reasonably be expected to have any claim or claims in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider National Grid Group or the Wider Lattice Group, as the case may be, which claim or claims would materially and adversely affect the Wider National Grid Group or the Wider Lattice Group, as the case may be.

3.	Subject to the requirements of the Panel, National Grid and Lattice, acting together, may waive all or any of the conditions contained in paragraphs 2(a) to (l) (inclusive). National Grid reserves the right to waive, in whole or in part, all or any of the conditions in paragraphs 2(m), (p) and (q) above, so far as they relate to Lattice, and in paragraph 2(o) above, and Lattice reserves the right to waive, in whole or in part, all or any of the conditions in paragraphs 2(m), (p) and (q) above, so far as they relate to National Grid, and in paragraph 2(n) above, for the purposes of the Merger or the Lattice Scheme.

4.	Save with the consent of the Panel, the Merger will lapse and the Lattice Scheme will not proceed if, before the date of the Court Meeting:

	(i)	the European Commission initiates proceedings under Article 6(1)(c) of the Merger Regulation; or

	(ii)	there is a reference to the Competition Commission whether following a referral to a competent authority in the UK under Article 9(1) of the Merger Regulation or otherwise.

PART IX

ADDITIONAL INFORMATION

1.	Responsibility

The National Grid Directors (whose names are set out in section 6.1 below) and the New National Grid Transco Directors (whose names are set out in section 6.5 below) accept responsibility for the information contained in this document other than, in the case of the National Grid Directors, that information relating to Lattice Group, the Lattice Directors and their interests. To the best of the knowledge and belief of the National Grid Directors and the New National Grid Transco Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are so responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Lattice Directors (who include the New National Grid Transco Directors and whose names are set out in section 6.4 below) accept responsibility for the information contained in this document relating to Lattice Group, the Lattice Directors and their interests. To the best of the knowledge and belief of the Lattice Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are so responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Incorporation and activity of National Grid

2.1	National Grid was originally incorporated and registered in England and Wales under the Companies Act as a private limited company under the name Intercede 1610 Limited with registered number 4031152 on 11 July 2000. Its name was changed to New National Grid Limited on 30 August 2000 and it was reregistered as a public limited company, New National Grid plc, on 29 November 2000. Its name was changed again on 31 January 2002 to National Grid Group plc when it was introduced under a Court-sanctioned scheme of arrangement, as the holding company of the National Grid group. The principal legislation under which National Grid operates is the Companies Act and the regulations thereunder.

2.2	The registered office of National Grid is at 15 Marylebone Road, London NW1 5JD.

3.	Share capital

3.1	The authorised, issued and fully paid share capital of National Grid as at 12 June 2002 (being the latest practicable date prior to publication of this document) is as follows:

Authorised number	Authorised amount		Issued number	Issued amount

2,500,000,000	£250,000,000	National Grid Shares	1,776,990,487	£177,699,048.70
1	£1	National Grid Special Share	1	£1

3.2		The alterations in the share capital of National Grid from incorporation to 12 June 2002 (being the latest practicable date prior to the publication of this document) are as follows:

	3.2.1	On incorporation, National Grid had an authorised share capital of £100 divided into 100 ordinary shares of £1 each, of which one ordinary share of £1 was issued.

	3.2.2	By a resolution of National Grid passed on 28 November 2000: (i) the authorised share capital comprising ordinary shares of £1 was sub-divided into ordinary shares of 10 pence each; and (ii) the authorised share capital was increased to £250,000,000 by the creation of 2,499,999,000 new ordinary shares of 10 pence each. On 28 November 2000, 499,990 National Grid Shares were issued to National Grid Nominees Limited.

	3.2.3	By a resolution of National Grid passed on 7 December 2001, the authorised share capital was increased to £250,000,001 by the creation of the National Grid Special Share.

	3.2.4	By a resolution of National Grid passed on 7 January 2002 and with the sanction of an order of the Court dated 25 January 2002, the authorised share capital was reduced to £249,950,001 by cancelling and extinguishing the 500,000 issued ordinary shares of 10 pence each. The reduction of capital took effect on 31 January 2002. The resolution passed on 7 January 2002 further provided for the creation of 500,000 new ordinary shares of 10 pence each to take effect upon the reduction of capital taking effect. Accordingly, immediately following the reduction taking effect on 31 January 2002, the authorised share capital of National Grid was £250,000,001 divided into 2,500,000,000 ordinary shares of 10 pence each and the National Grid Special Share.

	3.2.5	Upon the National Grid Scheme becoming effective, 1,498,036,707 ordinary shares of 10 pence each were issued and the National Grid Special Share was issued (credited as fully paid up in each case) in accordance with the terms of the National Grid Scheme.

	3.2.6	At completion of the acquisition of Niagara Mohawk, 278,600,000 ordinary shares of 10 pence each were issued, fully paid, to the Depositary. The Depositary then issued National Grid ADSs in respect of such shares to Niagara Mohawk shareholders in accordance with the terms of the Niagara Mohawk Merger Agreement.

	3.2.7	Since the incorporation of National Grid, a total of 346,132 National Grid Shares have been issued in connection with options granted under the National Grid Share Plans and 7,648 National Grid Shares have been issued at an issue price of 417 pence each in connection with the Exchangeable Bonds.

3.3	Other than pursuant to: (i) the Merger; (ii) the exercise of options or satisfaction of awards under the National Grid Share Plans, the Lattice Share Schemes and the 2002 Share Plan; and (iii) the Exchangeable Bonds, National Grid has no intention of issuing any of its authorised unissued share capital and no issue of National Grid Shares will be made which will effectively alter control of National Grid without the prior approval of shareholders in general meeting.

3.4	Save as disclosed in this section 3 and sections 7 and 8 below: (i) there has been no issue of share or loan capital of National Grid since its incorporation; and (ii) no share or loan capital of National Grid is under option or agreed to be put under option.

3.5	At the National Grid EGM it will be proposed that:

	3.5.1	subject to and immediately upon the Merger becoming unconditional (save as stated in such resolution):

	(a)	the authorised share capital of National Grid will be increased from £250,000,001 to £500,000,001 by the creation of an additional 2,500,000,000 ordinary shares of 10 pence each having the rights set out in the articles of association of National Grid but not ranking for the final dividend of 9.58 pence per National Grid Share payable in respect of the financial year ended 31 March 2002; and

	(b)	in addition to and without prejudice to any existing authority, the board will be generally and unconditionally authorised, pursuant to section 80 of the Companies Act, to allot relevant securities (as defined in the said section 80) up to an aggregate nominal value of £140,000,000 in connection with the Lattice Scheme, such authority to expire on the conclusion of the Annual General Meeting of National Grid to be held in 2003, provided that National Grid may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the board may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired;

3.5.2	subject to the Lattice Scheme having become effective in accordance with its terms, the board will be generally and unconditionally authorised pursuant to section 80 of the Companies Act, to allot relevant securities (as defined in the said section 80) up to an aggregate nominal value of £100,000,000, provided that the authority conferred by this resolution shall be limited to the allotment of relevant securities up to an aggregate nominal amount of one-third of the ordinary share capital of National Grid in issue immediately following completion of the Merger, which authority shall be in substitution for the general authority to allot relevant securities in place immediately prior to the National Grid EGM and shall expire on 22 July 2007 provided that National Grid may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the board may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

Part IX — Additional Information

	3.5.3	subject to the passing of resolution referred to in section 3.5.2 above and to such resolution becoming unconditional, the board will be authorised pursuant to section 95 of the Companies Act to allot equity securities (as defined in section 94(2) of the Companies Act) for cash pursuant to the general authority conferred on them by the resolution referred to in section 3.5.2 above as if section 89(1) of the Companies Act did not apply to any such allotment provided that the power shall be limited to:

		(a)	the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders where the equity securities respectively attributable to the interests of ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective number of ordinary shares of 10 pence each deemed to be held by them, subject to such exclusions or other arrangements as the board may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory or by virtue of shares represented by depositary receipts, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and

		(b)	the allotment otherwise than pursuant to paragraph (a) above, of equity securities for cash up to an aggregate nominal value of £15,000,000 provided always that the authority conferred by this paragraph (b) shall be limited to the allotment of equity securities for cash as if section 89(1) of the Companies Act did not apply to such allotment up to an aggregate nominal amount of 5 per cent. of the ordinary share capital of National Grid in issue immediately following completion of the Merger;

and shall expire on 22 July 2007 provided that the board may at any time before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and may allot equity securities pursuant to any such offer or agreement as if the authority conferred hereby had not expired.

	3.5.4	subject to the Lattice Scheme having become effective in accordance with its terms, the directors of National Grid will be generally authorised to make market purchases (as defined in section 163(3) of the Companies Act) of up to 310,000,000 ordinary shares of 10 pence each in the capital of National Grid provided always that the authority conferred by this resolution shall be limited to the market purchase of such number of ordinary shares as shall be equal to or less than 10 per cent. of the number of ordinary shares in issue immediately following completion of the Merger at a price not less than 10 pence per ordinary share nor more than a price per ordinary share of 105 per cent. of the average of the middle market quotation for an ordinary share according to the Official List for the five business days before the purchase is made, which authority shall be in substitution for the authority to make market purchases in place immediately prior to the National Grid EGM and shall expire at the earlier of the Annual General Meeting of National Grid to be held in 2003 or 15 months from the date of passing of the resolution, except that National Grid may enter into a contract to purchase such ordinary shares which would or might be completed wholly or partly after such expiry.

3.6	Under the Lattice Scheme, National Grid will issue to Lattice Shareholders 0.375 of a New National Grid Transco Share, credited as fully paid, for each Lattice Share held at the Lattice Scheme Record Time. Accordingly, the authorised, issued and fully paid share capital of National Grid Transco immediately following completion of the Merger, based on the issued share capital of National Grid and Lattice as at 12 June 2002 (being the latest practicable date prior to the publication of this document) and assuming no issue of National Grid Shares or Lattice Shares between that date and completion of the Merger, save for the issue by National Grid of New National Grid Transco Shares to Lattice Shareholders, in accordance with the Lattice Scheme, will be as follows:

Authorised number	Authorised amount	Issued number	Issued amount

5,000,000,000	£500,000,000 National Grid Transco Shares	3,100,105,384	£310,010,538.40
1	£1 National Grid Transco Special Share	1	£1

Fractional entitlements to a New National Grid Transco Share will not be issued to Lattice Shareholders but will be aggregated and sold in the market and the relevant share of the proceeds returned by cheque to the relevant Lattice Shareholders.

3.7	No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of National Grid.

3.8	The New National Grid Transco Shares to be issued in accordance with the Lattice Scheme have not been sold and are not being made available to the public in conjunction with the application for Admission.

3.9	The New National Grid Transco Shares to be issued in accordance with the Lattice Scheme will, when issued, be in registered form and will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the New National Grid Transco Shares.

3.10	National Grid Shares are, and, following Admission of the New National Grid Transco Shares to be issued to Lattice Shareholders under the Lattice Scheme, the New National Grid Transco Shares will be, eligible for settlement within CREST.

3.11	The New National Grid Transco Shares to be issued to Lattice Shareholders under the Lattice Scheme will be allotted without regard (except with the consent of the Panel) to any lien, right of set-off, counterclaim or other analogous right to which National Grid Transco may otherwise be, or claim to be, entitled.

4.	Substantial shareholdings

4.1	In so far as is known to National Grid, as at 12 June 2002 (being the latest practicable date prior to publication of this document), the following parties are interested, directly or indirectly, in 3 per cent. or more of National Grid’s issued ordinary share capital

Shareholder	Percentage of issued National Grid Shares

The Capital Group Companies, Inc.	8.15
HSBC Investment Bank plc	3.17
Deutsche Bank AG London	3.15
Prudential plc	3.09
Legal & General Investment Management Limited	3.03

Note:
National Grid has been notified that HSBC Investment Bank plc, Deutsche Bank AG London and Credit Suisse First Boston Equities Limited have each hedged their economic risk to National Grid Shares pursuant to structured derivative transactions entered into with the Olayan Group. As a result of these transactions, the Olayan Group has an economic exposure to some 9.09 per cent. of issued National Grid Shares.

Save as disclosed in this section 4, the National Grid Directors and the New National Grid Transco Directors are not aware of any interest which as at 12 June 2002 (being the latest practicable date prior to the publication of this document) represented 3 per cent. or more of the issued ordinary share capital of National Grid.

4.2	The following table shows the persons who are expected to be interested, directly or indirectly, in 3 per cent. or more of the issued share capital of National Grid Transco following completion of the Merger, based on the issued share capital of National Grid and Lattice as at 12 June 2002 (being the latest practicable date prior to publication of this document) and assuming that:

	4.2.1	each Lattice Shareholder will receive 0.375 of a New National Grid Transco Share for each Lattice Share;

	4.2.2	there is no increase in the issued share capital of National Grid or Lattice after 12 June 2002 (being the latest practicable date prior to the publication of this document) and completion of the Merger save in connection with the Lattice Scheme and the Merger; and

Part IX — Additional Information

4.2.3	there are no dealings in National Grid Shares or Lattice Shares after 12 June 2002 (being the latest practicable date prior to the publication of this document).

Shareholder	Percentage of issued National Grid Transco Shares

The Capital Group Companies, Inc.	4.67
Prudential plc	3.05
Legal & General Investment Management Limited	3.05

Note:
National Grid has been notified that HSBC Investment Bank plc, Deutsche Bank AG London and Credit Suisse First Boston Equities Limited have each hedged their economic risk to National Grid Shares pursuant to structured derivative transactions entered into with the Olayan Group. As a result of these transactions and following completion of the Merger, the Olayan Group is expected to have an economic exposure to some 5.21 per cent. of issued National Grid Transco Shares.

4.3	The National Grid Directors and New National Grid Transco Directors are not aware of any person who, directly or indirectly, as of 12 June 2002 (being the latest practicable date prior to the publication of this document) is able, or immediately following completion of the Merger will be able, jointly or severally, to exercise control over National Grid (to be re-named National Grid Transco).

4.4	Those Lattice Shareholders who will hold more than $50 million worth of National Grid Transco Shares as a result of the Merger, a total which includes any National Grid Shares that are currently held, may be required to submit a regulatory filing and to observe a statutory waiting period in the US pursuant to the US Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended). Such shareholders should seek independent advice to determine the extent of their obligations, if any, under that Act.

5.	Summary of the Memorandum and Articles of Association of National Grid

5.1	Memorandum of Association

The memorandum of association of National Grid provides that its principal object is to carry on business as a holding company. The objects of National Grid are set out in full in clause 4 of its memorandum of association and provide, among other things, that National Grid may carry on any other activity which can, in the opinion of the board, be conveniently carried on in connection with any of its objects and do all such things as may be deemed incidental or conducive to the objects or any of them.

5.2	Summary of the National Grid Articles

The National Grid Articles contain provisions, inter alia, to the following effect:

5.2.1	National Grid Special Share

The National Grid Special Share may only be held by one of Her Majesty’s Secretaries of State, another Minister of the Crown, the Solicitor for the affairs of HM Treasury or any other person acting on behalf of the Crown. The Special Shareholder may, after consulting National Grid and subject to the provisions of the Companies Act, require National Grid to redeem the National Grid Special Share at par at any time by giving notice to National Grid and delivering to it the relevant share certificate.

The Special Shareholder is entitled to receive notice of, and to attend and speak at, any general meeting or any separate meeting of the holders of any class of shares, but the National Grid Special Share confers no right to vote nor any other rights at any such meeting. The National Grid Special Share confers no right to participate in the capital or profits of National Grid except that, on a distribution of capital in a winding-up, the Special Shareholder is entitled to repayment of £1 in priority to other shareholders.

Each of the following matters is effective only with the consent in writing of the Special Shareholder:

(a) the amendment, removal or alteration of the effect of (including the ratification of any breach of) certain provisions of the National Grid Articles, including the Article relating to the National Grid Special Share, the Article on general limitations on shareholdings (as described in section 5.2.7 below) and on shareholding restrictions on persons who are bound by the Balancing and Settlement Code by virtue of being a party to the BSC Framework Agreement dated 14 August 2000 or licence holders (as described in section 5.2.8 below) and the Article relating to the disclosure of interests in shares under section 212 of the Companies Act (as described in sections 5.2.2, 5.2.3 and 5.2.5 below) save to the extent that any amendment, removal or alteration of that Article is required to comply with the Listing Rules;

(b)	the creation or issue of any shares in National Grid carrying voting rights other than (i) shares carrying voting rights in all circumstances at general meetings of National Grid; and (ii) shares which do not constitute equity share capital (as defined in section 744 of the Companies Act) and which, when aggregated with all other such shares, carry the right to cast less than 15 per cent. of the votes capable of being cast on a poll on any resolution at any general meeting of National Grid;

(c)	the variation of any rights (save for dividend rights and rights to repayment of capital) attached to any shares in National Grid;

(d)	the disposal by National Grid of any shares in National Grid Company to any person which is not a wholly-owned subsidiary of National Grid;

(e)	any scheme or arrangement which, if put into effect, would relieve National Grid Company of, or otherwise modify, the obligations imposed on National Grid Company by National Grid by virtue of the provisions described in section 5.2.9 below;

(f)	the voluntary winding-up of National Grid, a special resolution to the effect that National Grid should be wound up by the Court, the presentation by National Grid or by the board of a petition for the winding-up of National Grid by the Court, or any proposal for any of the foregoing;

(g)	the presentation by National Grid or by the board of a petition applying for an administration order or a proposal by the board for a voluntary arrangement, in each case pursuant to the Insolvency Act 1986; or

(h)	the establishment of a holding company for National Grid.

5.2.2	Voting rights

Subject to any rights or restrictions attached to any shares and to any other provisions of the National Grid Articles, at any general meeting on a show of hands every shareholder who is present in person will have one vote and on a poll every shareholder will have one vote for every share of which he is the holder. On a poll, votes may be cast either personally or by proxy and a proxy need not be a shareholder of National Grid. All special and extraordinary resolutions must be decided on a poll.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and seniority will be determined by the order in which the names of the holders appear in the register of shareholders of National Grid.

Unless the board otherwise determines, no shareholder, or person to whom any of that shareholder’s shareholding is transferred other than by a transfer approved under the National Grid Articles (see section 5.2.5 below), is entitled to vote at any general meeting or at any separate meeting of holders of any class of shares in National Grid either in person or by proxy in respect of any share in National Grid held by him (i) if all monies presently payable by him in respect of that share have not been paid or (ii) if he or any other person appearing to be interested in the share has been given a notice under section 212 of the Companies Act (disclosure of interests in shares) and has failed to give National Grid the information required by the notice within 14 days from the date of service of the notice (or in the case of shares representing less than 0.25 per cent. of their class within 28 days of service of the notice) or in the circumstances referred to in sections 5.2.7 and 5.2.8 below.

5.2.3	Dividends and other distributions

Subject to the Statutes, National Grid may, by ordinary resolution, declare dividends in accordance with the respective rights of the shareholders but not exceeding the amount recommended by the board. The board may pay interim dividends or any dividend payable at a fixed date, if it appears to the board that the financial position of National Grid justifies the payment.

Except insofar as the rights attaching to any share otherwise provide, all dividends will be apportioned and paid proportionately to the amounts paid up (otherwise than in advance of calls) on the shares.

Dividends may be satisfied wholly or partly by the distribution of assets and may be declared or paid in any currency. The board may, if authorised by an ordinary resolution of National Grid, offer the holders of ordinary shares the right to elect to receive new ordinary shares credited as fully paid, instead of cash for all or part of the dividend specified by that ordinary resolution and, if authorised by a special resolution of National Grid, may do so on a basis which is more advantageous to those so electing than if they had not done so.

National Grid may cease to send any cheque or warrant through the post or by a delivery agent or to effect payment by any other means for any dividend or other monies payable in respect of a share if in respect of at least two consecutive dividends, through no fault of National Grid, payment in that manner has not been effected (or,

Part IX — Additional Information

following one such occasion, reasonable enquiries have failed to establish any new address of the holder appropriate details for effecting payment by other means). National Grid must resume payment by that means the shareholder or person entitled by transmission claims the arrears.

Any dividend unclaimed for 12 years from the date when it became due for payment will, unless the board otherwise resolves, be forfeited and revert to National Grid.

In a winding-up, a liquidator may, with the sanction of a special resolution of National Grid and any other sanction required by the Statutes, divide among the shareholders the whole or any part of the assets of National Grid (whether the assets are of the same kind or not) and may for such purpose value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders.

Unless the board determines otherwise, no shareholder holding shares representing 0.25 per cent. or more number or nominal value of the issued shares of National Grid or in any class of such shares will be entitled receive payment of any dividend or other distribution if he or any person appearing to be interested in such shares has been given a notice under section 212 of the Companies Act and has failed to give National Grid information required by the notice within 14 days from the date of service of the notice.

5.2.4	Variation of rights

Subject to the Statutes, all or any of the rights attached to any class of share may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the written consent of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. The provisions of the Statutes and of the National Grid Articles relating to general meetings will, mutatis mutandis, apply to any such separate meeting except that: (i) the necessary quorum will be two persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of that class or, at any adjourned meeting of holders of shares of that class at which such a quorum is not present, will be any such holder who is present in person or by proxy whatever the number of shares held by him; (ii) any holder of shares of that class present in person or by proxy may demand a poll; and (iii) every holder of shares of that class will, on a poll, have one vote in respect of every share of that class held by him.

5.2.5	Transfer of shares

A shareholder may transfer all or any of his shares in certificated form by an instrument of transfer in any usual form or in any other form which the board may approve. A transfer must be executed by or on behalf of the transferor and (unless the share is fully paid) by or on behalf of the transferee. Transfers of uncertificated shares must be carried out using a relevant system as defined in the CREST Regulations. The transferor will be deemed to remain the holder of the share until the name of the transferee is entered in the register of shareholders in respect of it.

The board may refuse to register the transfer of a share which is not fully paid without giving any reason for so doing, provided that where such shares are admitted to the Official List such discretion may not be exercised in such a way as to prevent dealings in shares of that class from taking place on an open and proper basis.

The board may also refuse to register the transfer of a share: (i) in the case of a certificated share if it is not lodged, duly stamped (if necessary), at the registered office of National Grid or at such other place as the board may appoint and accompanied by the certificate for the shares to which it relates (where a certificate has been issued in respect of the shares) and/or such other evidence as the board may reasonably require to show the right of the transferor to make the transfer; (ii) if it is not in respect of one class of share only; (iii) if it is in favour of more than four transferees jointly; and (iv) if it is in favour of a minor, bankrupt or person of mental ill health. In addition, the board may refuse to register a transfer of an uncertificated share in the circumstances stated in the CREST Regulations.

If the board refuses to register a transfer it will, within two months after the date on which the transfer was lodged in the case of a certificated share, or a transfer instruction was received in the case of an uncertificated share, send to the transferee a notice of refusal. The registration of transfers may be suspended by closing the register of shareholders at such times and for such period (not exceeding 30 days in any calendar year) as the board may determine, but while National Grid is a participating issuer within the meaning of the CREST Regulations the register of shareholders will not be closed without the consent of the operator of the relevant system.

No fee will be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

Unless the board otherwise determines, no shareholder holding shares representing 0.25 per cent. or more in number or nominal value of the issued shares of National Grid or in any class of such shares who has failed to comply with a notice served under section 212 of the Companies Act will be entitled to transfer any of those shares other than by accepting a take-over offer, a sale of shares on a recognised investment exchange or an investment exchange on which shares in National Grid are normally traded, or a sale of a shareholder’s entire beneficial interest to a person who has no interest in those shares at the time the notice under section 212 of the Companies Act was served and who is not an associate of a person who had such an interest and who is not acting in concert with a person who had such an interest.

The board must also decline to register a transfer which is made in the circumstances referred to in sections 5.2.7 and 5.2.8 below.

5.2.6	Alteration of capital

National Grid may by ordinary resolution increase, consolidate and divide and sub-divide its share capital. Subject to the Statutes, National Grid may by special resolution reduce its share capital, any capital redemption reserve and any share premium account or other undistributable reserve in any manner. Subject to the Statutes and to any rights conferred on the holder of any class of shares, National Grid may purchase all or any of its shares of any class (including any redeemable shares).

5.2.7	General limitations on shareholdings

The National Grid Articles contain provisions the purpose of which is to limit interests in voting shares. These provisions are described briefly below.

(a)	If any person (other than a person not subject to the restriction described in this section 5.2.7) has, or appears to the board to have, an interest (as defined in the National Grid Articles) in shares which carry 15 per cent. or more of the total votes attaching to the relevant share capital (as defined in section 198(2) of the Companies Act) of National Grid and capable of being cast on a poll or is deemed to have such an interest, the board shall give notice to all persons who appear to the board to have interests in the shares concerned and, if different, to the registered holders of those shares requiring the interest concerned to be reduced to less than 15 per cent. by disposal of shares within 21 days of the notice (or such longer period as the board considers reasonable). No transfer of the shares to which the interest relates may then be registered except for the purpose of reducing the interest to less than 15 per cent. or until the notice has been withdrawn.

(b)	If such a notice is given and is not complied with in all respects to the satisfaction of the board and has not been withdrawn, the board shall, so far as it is able, make such a disposal on such terms as it may determine. The proceeds of such disposal shall be received by National Grid and paid (without interest and after deduction of any expenses of sale) to the former registered holder.

(c)	A registered holder to whom such a notice has been given is not entitled, until the notice has been complied with to the satisfaction of the board or withdrawn, in respect of any of his shares to which the interest concerned relates, to attend or vote at any general meeting of National Grid or meeting of the holders of voting shares or of any class thereof or to exercise any other right conferred by membership in relation to such meeting, and those rights will vest in the chairman of any such meeting, who may exercise them or refrain from doing so at his discretion.

(d)	Any resolution or determination of, or decision or exercise of any discretion or power by, the board or any director or the chairman of any meeting under or pursuant to the relevant Article shall be final and conclusive; and any disposal or transfer made by or on behalf of or on the authority of the board or any director pursuant to the relevant Article shall be conclusive and binding on all persons concerned and shall not be open to challenge. The board is not required to give any reasons for any decision, determination or declaration taken or made in accordance with the relevant Article.

There are limited exceptions to these restrictions relating principally to holdings of a trustee or fiduciary nature and market clearing arrangements.

5.2.8	Shareholding restrictions on persons who are bound by the Balancing and Settlement Code or licenceholders

The National Grid Articles contain additional restrictions which are intended to prevent any person who is bound by the Balancing and Settlement Code by virtue of being a party to the BSC Framework Agreement dated 14 August 2000, a holder of a licence under the Electricity Act or, in either case, any affiliate thereof (“Restricted

Part IX — Additional Information

Persons”) from having an interest in shares which carry 1 per cent. or more of the total votes attaching to the relevant share capital of National Grid and capable of being cast on a poll.

The board has the same rights as those set out in section 5.2.7 above to require the disposal or to dispose of sufficient numbers of shares to bring the relevant interest within the permitted limit where these provisions are breached.

5.2.9	Obligations relating to the transmission licence holder

National Grid shall procure that, without the consent in writing of the Special Shareholder:

(a)	the transmission licence shall not be held by any person which is not a wholly-owned subsidiary of National Grid;

(b)

National Grid and its wholly-owned subsidiaries shall not cease to carry on, or dispose of or relinquish operational control over any asset required to carry on, the transmission business or the interconnectors business (as defined in the transmission licence at 11 December 1995) save where such cessation, disposal or relinquishment is required by law or is permitted pursuant to or by virtue of the terms of the transmission licence;

(c)	neither National Grid nor any affiliate of National Grid is permitted to carry on in the UK any activity which requires a generation or supply licence or which is exempted from such requirement under or by virtue of the Electricity Act, save where such activity is expressly permitted under the terms of the transmission licence and that neither National Grid nor any affiliate of National Grid is permitted to engage outside the UK in the generation of electricity to be imported into the UK;

(d)

no employee or director of any person who is bound by the Balancing and Settlement Code by virtue of being a party to the BSC Framework Agreement dated 14 August 2000 or the holder of a licence under the Electricity Act or, in either case, any affiliate thereof which is neither National Grid nor any other wholly-owned subsidiary of National Grid, is permitted to be a director of National Grid or the transmission licence holder; and

(e)	the transmission licence holder is not permitted to carry on activities other than:

(i) those required or contemplated on the part of the transmission licence holder (in its capacity as the holder of a transmission licence) by the transmission licence or the Electricity Act or connected therewith or consequential thereto; or

(ii) those carried on by National Grid Company at or prior to 11 December 1995 provided that (but subject to paragraph (c)) the restrictions set out in this paragraph (e) do not prevent the acquisition of any share capital by the transmission licence holder in any company.

5.2.10	Directors
(a)	Appointment of directors

Directors may be appointed by National Grid by ordinary resolution or by the board. A director appointed by the board holds office only until the next following annual general meeting.

Unless otherwise determined by ordinary resolution of National Grid, the number of directors (disregarding alternate directors) will not be less than two. The directors are not required to hold any qualification shares in National Grid.

There are also restrictions on persons being appointed directors as referred to in section 5.2.9 above.

(b)	Age of directors

No person will be disqualified from being appointed a director, and no director will be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age, nor will it be necessary by reason of his age to give special notice of any resolution.

(c)	Remuneration of directors

Each of the non-executive directors will be paid a fee for his services at such rate as may from time to time be determined by the board or by a committee authorised by the board provided that the aggregate of such fees (excluding any amounts payable under any other provision of the National Grid Articles) will not exceed

£500,000 per annum or such higher amount as National Grid, by ordinary resolution, may determine from time to time. Directors’ fees are deemed to accrue from day to day.

(d)	Pensions and gratuities for directors

The board or any committee authorised by the board may exercise all the powers of National Grid to provide benefits, whether by payment of gratuities, pensions, annuities, allowances, bonuses or by insurance or otherwise, for any director or former director who holds or has held but no longer holds any executive office, other office, place of profit or employment with National Grid or a member or former member of the group or a predecessor in business of National Grid or of any member or former member of the group and for any member of his family or other dependents and may establish, maintain, support, subscribe to and contribute to any scheme, trust or fund for the benefit of all or any such persons. No director or former director will be accountable for any benefit so provided and the receipt of any such benefit will not disqualify him from being or becoming a director.

(e)	Permitted interests of directors

Subject to the Statutes and provided he has declared the nature of his interest to the board (if he knows of it), a director is not disqualified by his office from contracting with National Grid in any manner nor is any contract in which he is interested liable to be avoided and any director who is so interested is not liable to account to National Grid or the shareholders for any benefit realised by the contract by reason of the director holding that office.

(f)	Restrictions on voting

Except as mentioned below, a director will not vote on, or be counted in the quorum in relation to, any resolution of the board or of a committee of the board concerning any matter in which he has to his knowledge, directly or indirectly, an interest (other than his interest in shares or debentures or other securities of or otherwise in or through National Grid) or duty which (together with any interest of a person connected with him, as described in the National Grid Articles) is material and if he does so vote his vote will not be counted.

A director will be entitled to vote on and be counted in the quorum in respect of any resolution concerning any of the following matters, namely:

(i)	the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of, or for the benefit of, National Grid or any of its subsidiary undertakings;

(ii)	the giving by National Grid of any guarantee, security or indemnity to a third party in respect of a debt or obligation of National Grid or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(iii)	his subscribing or agreeing to subscribe for, or purchasing or agreeing to purchase, any shares, debentures or other securities of National Grid or any of its subsidiary undertakings as a holder of securities or his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any such shares, debentures or other securities by National Grid or any of its subsidiary undertakings for subscription, purchase or exchange;

(iv)	any contract concerning any company, not being a company in which the director owns 1 per cent. or more (as defined in the National Grid Articles), in which he is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise;

(v)	any arrangement for the benefit of employees of National Grid or any of its subsidiary undertakings under which he benefits in a similar manner as the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the arrangement relates; and

(vi)	any contract concerning any insurance which National Grid is empowered to purchase or maintain for, or for the benefit of, any directors or for persons who include directors.

A director shall not vote or be counted in the quorum in relation to any resolution of the board concerning his own appointment as the holder of any office or place of profit with National Grid or any company in which National Grid is interested, including settling or varying the terms, or the termination, of his appointment.

Part IX — Additional Information

5.2.11	Borrowing and other powers

Subject to the Statutes, to the memorandum of association and the National Grid Articles and to any directions given by National Grid in general meeting by special resolution, the business of National Grid will be managed by the board, which may exercise all the powers of National Grid. In particular, the board may exercise all the powers of National Grid to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of National Grid and, subject to the Statutes, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of National Grid or of any third party. The board will restrict the borrowings of National Grid and exercise all voting and other rights or powers of control exercisable by National Grid in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only insofar as by the exercise of such rights or powers of control the board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the group (exclusive of borrowings owing by one member of the group to another member of the group) will not at any time without the previous sanction of an ordinary resolution of National Grid exceed an amount equal to four times the adjusted capital and reserves (as defined in the National Grid Articles).

5.2.12	Untraced shareholders

Subject to the CREST Regulations, where, for a period of at least 12 years, National Grid has paid at least three dividends to shareholders but has been unable to effect payment on particular shares in accordance with the National Grid Articles and the unpaid dividends have not been claimed, National Grid may sell those shares at the best price reasonably obtainable. It must, however, give notice of its intention by two advertisements and may only proceed to sell the shares if, so far as the board is aware, National Grid has not during the 12-year period or the three months after the later of the advertisements and before exercising the power of sale received any communication from the shareholder (or any person entitled by transmission). On the sale, National Grid will become indebted to the former holder (or person entitled by transmission) for an amount equal to the net proceeds of sale.

5.2.13	Shareholders resident abroad

Any shareholder with a registered address outside the UK who has given National Grid an address within the UK (including, at the board’s discretion, an electronic address) at which notices, documents or other communications may be served on or delivered to him is entitled to receive notices, documents or other communications at that address, but not otherwise. The board may, at its discretion, refuse to send communications to an electronic address if it believes that its refusal is necessary or expedient for any reason.

5.3	Principal differences between the National Grid Articles and the National Grid Transco Articles

The principal differences between the National Grid Articles and the National Grid Transco Articles are explained below. A copy of the National Grid Transco Articles and of the National Grid Articles will be available for inspection as referred to in section 24 below. A copy of the National Grid Transco Articles will also be available during, and for at least 15 minutes prior to, the National Grid EGM.

It is proposed that the provisions relating to the National Grid Special Share will be amended to incorporate certain of the provisions which are currently in the Lattice Articles and which relate to the Lattice Special Share. Accordingly, in addition to the matters referred to in section 5.2.1 above, each of the following matters will be effective only with the consent in writing of the Special Shareholder:

(a)	any amendment or removal of those rights which are intended to ensure that Transco remains at least 85 per cent. owned and controlled by its ultimate holding company and which are contained in article 10 of the articles of association of Transco or similar rights in the articles of association of a Relevant Subsidiary (as defined below);

(b)	any agreement by National Grid Transco or a Relevant Subsidiary to the creation or issue of voting shares in Transco or a Relevant Subsidiary other than an issue following which National Grid Transco will own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the voting rights at general meetings of Transco;

(c)	any agreement by National Grid Transco or a Relevant Subsidiary to the disposal of shares or voting interests in Transco or a Relevant Subsidiary such that National Grid Transco will cease to own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the voting rights at general meetings of Transco;

(d)	any agreement by National Grid Transco or a Relevant Subsidiary to amend or vary the rights attaching to any shares in Transco or a Relevant Subsidiary such that National Grid Transco will cease to own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the voting rights at general meetings of Transco; and

(e)	any act or omission by National Grid Transco or its directors or by a Relevant Subsidiary or its directors which results in National Grid Transco ceasing to own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the voting rights at meetings of Transco.

National Grid Transco may, notwithstanding other restrictions, effect a Qualifying Reorganisation (as defined below) under which the Special Shareholder receives a special share in the ultimate holding company of Transco. In addition, National Grid Transco or a Relevant Subsidiary may dispose of shares in Transco or its holding company so that 85 per cent. or less of the shares in Transco are held directly or indirectly by National Grid Transco where Transco is, or the disposal is to a company which is, listed on a recognised stock exchange and the Special Shareholder receives a special share with rights which are the same in all material respects as those attaching to the National Grid Transco Special Share and restrict the interests of any person to less than 15 per cent. and ensuring that at least 85 per cent. of the voting rights of Transco at general meetings is owned by the listed company.

The articles of association of Transco and each Relevant Subsidiary grant special rights to National Grid Transco whose consent will be required for:

(a)	the amendment or removal of National Grid Transco’s special rights in those articles of association;

(b)	the creation or issue of voting shares in Transco or the Relevant Subsidiary as the case may be following which National Grid Transco will cease to own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the voting rights at general meetings of Transco; and

(c)	the variation of any of the rights attached to shares in Transco held by National Grid Transco or a Relevant Subsidiary such that National Grid Transco will cease to own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the votes at general meetings of Transco.

The following definition is included in the National Grid Transco Articles and the articles of association of each Relevant Subsidiary:

“Relevant Subsidiary”	means any company which is a subsidiary of National Grid Transco and both (i) is a holding company of Transco; and (ii) contains in its articles of association a provision equivalent to article 10 in the articles of association of Transco Holdings plc.

The following definition is included in the National Grid Transco Articles:

“Qualifying Reorganisation”	means any reorganisation, reconstruction or arrangement of National Grid Transco or the Group, including without prejudice to the generality thereof, the superimposition of a new holding company above National Grid Transco or the transferring of part of the Group in whatever form to shareholders of National Grid Transco including, without prejudice to the generality thereof, a demerger, capital reduction or other return of capital, dividend or distribution, so that, in each case, immediately after such reorganisation, reconstruction or arrangement the ultimate ownership of the company or companies then owning National Grid Transco or the Group shall be substantially the same (except to the extent that such ownership cannot be substantially the same because by reason of the law of a country or territory outside the United Kingdom such ownership or an offer of shares in the transaction is precluded or is precluded except after compliance by National Grid Transco or any of the issuers with conditions with which National Grid Transco or any of such issuers is unable to comply or which it regards as unduly onerous) as the ultimate ownership of National Grid Transco immediately before such transaction.

In addition, the National Grid Transco Articles include an increased limit on fees payable to non-executive directors of an aggregate maximum amount not exceeding £1,000,000.

Part IX — Additional Information

6.	Directors

6.1	National Grid Directors

The National Grid Directors and their respective functions are:

Name	Function

James Hood Ross	Chairman (Non-executive)
Roger John Urwin	Group Chief Executive
Stephen John Box*	Group Finance Director
Edward Morrison Astle	Group Director, Telecommunications
William Edward Davis*	Group Director and Chairman, National Grid USA
Steven John Holliday	Group Director, UK and Europe
Richard Paul Sergel	Group Director, North America
Robert Frederick William Faircloth*	Non-executive Director
John Albert Martin Grant	Non-executive Director
Bonnie Guiton Hill	Non-executive Director
Paul Lewis Joskow	Non-executive Director
Richard Gurdon Reynolds*	Non-executive Director

* With effect from completion of the Merger, those National Grid Directors marked with an asterisk will retire from the Board of National Grid.

The business address of each of the National Grid Directors is 15 Marylebone Road, London NW1 5JD, with the exception of Richard Sergel, Bonnie Hill and Paul Joskow, each of whose business address is 25 Research Drive, Westborough, Massachusetts, MA 01582, USA and William Davis, whose business address is 300 Erie Boulevard West, Syracuse, NY 13202, USA.

6.2	Brief details of National Grid Directors’ backgrounds are set out below:

James Ross, Chairman, 63
Appointed as a director of National Grid on 1 March 1999, he became Chairman in July 1999. He was chairman of Littlewoods plc from 1996 to April 2002 and chief executive of Cable and Wireless plc from 1992 to 1995. Prior to this, he was a managing director of the British Petroleum Company plc and chairman and chief executive officer of BP America. He is a non-executive director of McGraw Hill and of Datacard, both based in the US, and of Schneider Electric, based in France.

Roger Urwin, Group Chief Executive, 56
Appointed as a director of National Grid and of National Grid Company in 1995, Roger Urwin later became Chief Executive of National Grid Company and was then appointed Group Chief Executive in April 2001. Prior to this, he was chief executive of London Electricity plc, director of engineering for Midlands Electricity Board and also held a number of appointments within the Central Electricity Generating Board. He is a non-executive director of The Special Utilities Investment Trust PLC and TotalFinaElf Exploration UK plc and is a Fellow of the Royal Academy of Engineering.

Stephen Box, Group Finance Director, 51
Appointed as a director of National Grid and of National Grid Company in August 1997. He was formerly with Coopers & Lybrand, where he was a partner specialising in corporate finance. He is a non-executive director of Energis and of Michael Page International PLC and a member of the Financial Reporting Review Panel.

Edward Astle, Group Director, Telecommunications, 48
Appointed as a director of National Grid in September 2001. Edward Astle was managing director of BICC Communications from 1997 to 1999. Prior to this he spent eight years with Cable & Wireless, the last two on the main board, responsible for their international businesses. He is non-executive chairman of 3G Lab Limited and a non-executive director of Energis and Intec Telecom Systems plc.

William Davis, Group Director and Chairman, National Grid USA, 60
Appointed as a director of National Grid and Chairman of National Grid USA in 2002. Prior to this, he was chairman and chief executive of Niagara Mohawk from 1999 until its acquisition by the National

Grid Group. William Davis joined Niagara Mohawk in 1990 and became chairman and chief executive of Niagara Power Corporation in 1993. He was previously an executive deputy commissioner with the New York State Energy Office. He is also a member of a number of boards and committees including The Business Council of New York State, Inc., Edison Electric Institute, Energy Association of New York, Utilities Mutual Insurance, Inc., and Syracuse University.

Steven Holliday, Group Director, UK and Europe, 45
Appointed as a director of National Grid and Chief Executive of National Grid Company in March 2001. Steven Holliday was formerly an executive director of British Borneo Oil and Gas. Prior to this he spent 19 years with the Exxon Group, where he held senior positions in the operations and business development areas.

Rick Sergel, Group Director, North America, 52
Appointed as a director of National Grid in 2000, Rick Sergel is President, Chief Executive Officer and a director of National Grid USA. Prior to this he was president and chief executive officer of NEES from February 1998 until its acquisition by National Grid Group. His previous positions with NEES include senior vice president in charge of retail operations and unregulated ventures, vice president and treasurer. He serves as chairman of the board of the distribution companies owned by National Grid USA and is also a non-executive director of State Street Corporation.

Bob Faircloth, Non-executive Director, Chairman of the Remuneration Committee and a member of the Audit and Nominations Committees, 65
Appointed as a director of National Grid in 1995, Bob Faircloth was chief operating officer and anexecutive director of BTR until 1995 and a non-executive director until May 1998. Before joining BTR in1980, Bob Faircloth held technical and management posts, mainly in the petrochemicals and paperindustries in Canada and Europe. He is engaged in international management consulting with involvementwith international banks, industrial companies and government agencies.

John Grant, Non-executive Director, Chairman of the Audit Committee and a member of the Nominations and Remuneration Committees, 56
Appointed as a director of National Grid in 1995, John Grant is executive chairman of Hasgo GroupLimited and of Peter Stubs Limited. He was chief executive of Ascot Plc from 1997 to June 2000, financedirector of Lucas Industries plc (subsequently LucasVarity plc) from 1992 to 1996 and held a number ofsenior executive positions during 25 years with Ford Motor Company, including vice president, Ford ofEurope, director of corporate strategy, Ford USA and executive deputy chairman of Jaguar. He is also anon-executive chairman of Cordex Plc and non-executive director of Torotrak plc and Corac Group Plc.

Bonnie Hill, Non-executive Director, 60
Appointed as a director of National Grid in 2002. Prior to this, she was a non-executive director ofNiagara Mohawk from 1991 until its acquisition by National Grid Group. Bonnie Hill is chair of theCommittee of Corporate Public Policy and Environmental Affairs and a member of both the Executiveand Compensation and Succession Committees. Prior to July 2001, she was president and chief executiveofficer of The Times Mirror Foundation and was also senior vice president of the Los Angeles Timesnewspaper. Bonnie Hill is involved in a variety of civic, educational and community bodies and serves onthe boards of AK Steel Corporation, Hershey Foods Corporation and The Home Depot, Inc. She ispresident of B. Hill Enterprises, LLC, a consulting firm, and the chief operating officer of Icon Blue, abrand marketing company.

Paul Joskow, Non-executive Director and a member of the Audit Committee, 54
Appointed as director of National Grid in 2000, Paul Joskow was a director of NEES from 1987 until itsacquisition by National Grid Group. He is a Professor of Economics and Management at theMassachusetts Institute of Technology (“MIT”), director of the MIT Center for Energy andEnvironmental Policy Research, a research associate of the US National Bureau of Economic Researchand a Fellow of the Econometric Society and of the American Academy of Arts and Sciences. He is also aTrustee of the Putman Mutual Funds and a director of the Whitehead Institute of Biomedical Research.

Richard Reynolds, Non-executive Director and a member of the Audit and Remuneration Committees, 63
Appointed as a director of National Grid in 1998, Richard Reynolds was a director of GEC from 1986 to1995, responsible for their telecommunications interests. He is currently chairman of Wavionix SoftwareLimited and is also a non-executive director of G.B. Group plc.

Part IX — Additional Information

6.3	Details of those companies and partnerships outside National Grid Group of which the National Grid Directors are or have been directors or partners at any time in the previous five years, are as follows:

Name	Directorships or partnerships

James Ross	Datacard Group, Liverpool Vision Partnership,
The McGraw-Hill Companies, Inc., North West
Business Leadership Team Limited*, Schneider
Electric S.A., The Classical Opera Company*,
The Littlewoods Organisation Public Limited
Company*, Liverpool Biennial Contemporary Art
Limited*

Roger Urwin	Energis plc*, The Special Utilities Investment Trust plc, TotalFinaElf Exploration UK plc

Stephen Box	Coopers & Lybrand*, Electricity Pensions Limited*, Electricity Pensions Trustee Limited*, Energis plc, Michael Page International PLC

Edward Astle	3G Lab Limited, BICC Group plc (now named
Balfour Beatty plc)*, Cambridge 3G Limited,
Dataflex Holdings plc*, Fine Wires Limited*, Intec
Telecom Systems plc, ilotron Limited, Motiv
Systems Limited*, Energis plc

William Davis	Utilities Mutual Insurance, Inc., The Business Council of New York State, Inc.

Steven Holliday	Sakhalin Petroleum Plc*, AGIP (BB) Limited*,
AGIP (BBI) Limited*, AGIP (UKCS) Limited*,
AGIP Australia 91-13 Limited*, AGIP Birch
Limited*, AGIP Elgin/Franklin Limited*, AGIP
(BBH) Limited*, AGIP (BBOH) Limited*, AGIP
North Sea Limited*, AGIP Australia Limited*,
AGIP Exploration and Production Limited*, AGIP
Oil and Gas Limited*, AGIP North Sea Limited*,
AGIP Forties Limited*, British Borneo Oil
Limited*, British-Borneo Expro Limited*, Brupex
Holdings Limited*, Brupex Limited*, Hireswitch
Limited*, Electricity Association Limited

Rick Sergel	State Street Corporation

Bob Faircloth	BTR plc*

John Grant	Corac Group Plc, Cordex Plc, Torotrak plc, Hasgo Group Limited, Peter Stubs Limited, Ascot Plc*, Adengate Limited*, Lynshield Limited*

Bonnie Hill	The Times Mirror Foundation*, The Los Angeles Times newspaper*, AK Steel Corporation, Hershey Foods Corporation, The Home Depot, Inc., B. Hill Enterprises LLC, Icon Blue

Paul Joskow	Putnam Mutual Funds, State Farm Indemnity Company*, Whitehead Institute of Biomedical Research

Richard Reynolds	Photobition Group plc*, Prospect Industries plc*, G.B. Group plc, Warwick Arts Society Limited, Warwick Castle Park Trust Limited, Wavionix Software Limited

Note: * indicates that the directorship or partnership is no longer current.

6.4	Lattice Directors

The Lattice Directors and their respective functions are:

Name	Function

Sir John Parker	Chairman (Non-executive) and Acting Chief Executive
Steve Lucas	Executive Director, Finance
Colin Matthews	Executive Director
Nick Woollacott	Executive Director
John Wybrew	Executive Director
Sir David Davies CBE	Non-executive Director
Christopher Hampson CBE	Non-executive Director
Kenneth Harvey	Non-executive Director
Stephen Pettit	Non-executive Director
George Rose	Non-executive Director
Baroness Diana Warwick	Non-executive Director

The business address of each of the Lattice Directors is 130 Jermyn Street, London SW1Y 4UR.

6.5	National Grid Transco Directors

The National Grid Transco Directors with effect from completion of the Merger and their respective functions will be:

Name	Function

Sir John Parker*	Chairman (Non-executive)
James Ross	Deputy Chairman (Non-executive)
Roger Urwin	Group Chief Executive
Steve Lucas*	Group Finance Director
Edward Astle	Group Executive Director
Steven Holliday	Group Executive Director
Colin Matthews*	Group Executive Director
Rick Sergel	Group Executive Director
John Wybrew*	Group Executive Director
John Grant	Non-executive Director
Kenneth Harvey*	Non-executive Director
Bonnie Hill	Non-executive Director
Paul Joskow	Non-executive Director
Stephen Pettit*	Non-executive Director
George Rose*	Non-executive Director

* New National Grid Transco Directors

Bob Faircloth has announced his intention to retire from the Board following the National Grid board meeting to be held in September 2002 irrespective of whether the Merger has completed by that date. Stephen Box will take early retirement on the grounds of ill health from the Board upon completion of the Merger. William Davis and Richard Reynolds will also step down from the Board upon completion of the Merger, although William Davis will continue with his other roles within National Grid Group, including as Chairman of National Grid USA.

6.6	Brief details of New National Grid Transco Directors’ backgrounds are set out below:

Sir John Parker FREng, Chairman and Non-executive Director, 60
Appointed to the Lattice Board in September 2000. He is also a non-executive director of P&O Princess Cruises Plc and Brambles Industries plc and non-executive chairman of RMC Group plc and Firth Rixson plc and resigned as a non-executive director of GKN plc on 16 May 2002. He is a member of the General Committee of Lloyds Register of Shipping and vice president of the Engineering Employers Federation. He was formerly group chairman and chief executive of Babcock International Group PLC. As Chairman

Part IX — Additional Information

of Lattice he has overall responsibility for management of the Lattice Board and the oversight of Lattice Group strategy. He is also Chairman of the Nominations and Finance committees. Following Phil Nolan’s departure at the end of 2001, he also temporarily assumed the responsibilities of Chief Executive.

Steve Lucas, Executive Director, Finance, 48
Appointed to the Lattice Board, as Executive Director, Finance, in September 2000. A chartered accountant, he worked in private practice in the City of London until 1983, specialising in corporate tax. He then joined Shell International Petroleum Company, occupying a number of finance management positions and treasury roles. Moving to British Gas in 1994, he was appointed treasurer of BG Group on 1 December 1998. As Executive Director, Finance, he has responsibility for all financial matters, including treasury, insurance and taxation.

Colin Matthews, Executive Director, 46
Appointed to the Lattice Board, as an Executive Director, in November 2001. He is also Group Managing Director, Transco. Prior to his appointment he had been director, Technical Operations at British Airways since 1997, before which he worked for General Electric Company in Canada and France. He is a chartered engineer and has leading management experience in running a complex, continuous operation to the highest standards of safety and reliability.

John Wybrew, Executive Director, 60
Appointed to the Lattice Board, as an Executive Director, in September 2000, having joined BG Group in April 1996. He had a career with the Royal Dutch/Shell Group spanning more than 30 years and was corporate affairs director for Shell UK Limited before joining BG Group. As Executive Director his responsibilities include corporate affairs, human resources and health, safety, security and environment.

Kenneth Harvey, Non-executive Director, 61
Appointed to the Lattice Board in September 2000. He is currently chairman of Pennon Group plc (which includes South West Water). A chartered engineer, he is a former chairman of Norweb plc and a former chairman of Comax Holdings Limited. He is also non-executive chairman of The Intercare Group plc and non-executive chairman of Beaufort Group plc. He is Chairman of the Remuneration committee of the Lattice Board.

Stephen Pettit, Non-executive Director, 51
Appointed to the Lattice Board in November 2001. He is a former executive director of Cable and Wireless plc. Before joining Cable and Wireless, he was chief executive, Petrochemicals at British Petroleum. He is chairman of Damovo, the privately owned network integration company. He is also non-executive director of National Air Traffic Services, KBC Advanced Technologies plc and Norwood systems. He was also, until December 2001, a member of the E-commerce Advisory Board of the UK Enterprise division of Zurich Financial Services.

George Rose, Non-executive Director, 50
Appointed to the Lattice Board in September 2000. He was appointed finance director of BAe Systems plc, the former British Aerospace plc, in April 1998, having joined the company in 1992. He is also currently a non-executive director of SAAB AB, a member of the Financial Reporting Review Panel and a former non-executive director of Orange plc. He is Chairman of the Audit committee of the Lattice Board.

6.7	Save as disclosed in section 6.8 below, none of the National Grid Directors has:

6.7.1	any unspent convictions in relation to indictable offences;

6.7.2	at any time been adjudged bankrupt;

6.7.3	at any time been a party to a deed of arrangement or form of voluntary arrangement (as defined in Part VII of the Insolvency Act 1986);

6.7.4	been a director of a company which has been placed in receivership, compulsory liquidation, creditors voluntary liquidation, administration, been subject to a company voluntary arrangement or any composition or arrangement with its creditors generally or any class of its creditors whilst he was a director with an executive function of that company or within the twelve months preceding such events;

6.7.5	been a partner in any partnership which has been placed in compulsory liquidation, administration or been subject of a partnership voluntary arrangement whilst he was a partner in that partnership or within the twelve months preceding such events;

6.7.6	has any asset which has been placed in receivership or been a partner in any partnership from which assets have been placed in receivership whilst as a partner of such partnership or within the twelve months preceding such events;

6.7.7	been publicly criticised by any statutory or regulatory authority (including designated professional bodies); or

6.7.8	been disqualified by a Court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

6.8

6.8.1	Edward Astle was a director of Motiv Systems Limited from 30 September 1997 to 15 July 1998. The company went into voluntary liquidation on 17 August 1998 and was dissolved on 6 May 2001. The liquidator’s statement of account filed at Companies House reported an initial deficit of £416,312.14, including a secured creditor of £43,031.25. After payment to the secured creditor, and a 1p in the pound payment on £133,233.98 due to preferential creditors, no payment was made to unsecured creditors.

6.8.2	Edward Astle has been a director of ilotron Limited since 30 March 2000. The company is subject to an administration order dated 1 June 2001, as petitioned by its directors. The administration of the company is ongoing with any shortfall to creditors to be determined.

6.8.3	On 31 October 2001 Richard Reynolds ceased to be a non-executive director of Photobition Group plc which announced on that date, that it had ceased trading and asked its lenders to appoint an administrative receiver. As at 13 June 2002 (being the latest practicable date prior to the publication of this document), nine of the group’s subsidiaries were in company voluntary arrangements and another five were in administration. Service Graphics Limited, a company set up to allow the business of the UK Photobition Graphics division to continue to trade, had purchased 14 group companies from the receiver. As at 13 June 2002 (being the latest practicable date prior to the publication of this document), Richard Reynolds is not aware of whether there will be any shortfall to creditors.

6.9	Details of the National Grid Directors’ and the New National Grid Transco Directors’ service contracts are set out below. New contracts of employment or new letters of appointment, as appropriate, have been entered into with the New National Grid Transco Directors which will become effective upon completion of the Merger.

6.9.1	On 17 November 1995, Roger Urwin entered into a service agreement jointly with National Grid and National Grid Company pursuant to which he was employed as Managing Director, Transmission. Roger Urwin was subsequently appointed as Group Chief Executive on 1 April 2001. Roger Urwin currently receives a base salary of £600,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors’ performance-related bonus plan. Long-term incentives are provided through discretionary share incentive plans. Roger Urwin is provided with a car and receives death-in-service life cover. Roger Urwin is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. National Grid and National Grid Company (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme.

Pension arrangements for UK based directors provide for them to retire at age 60, although they may, at National Grid and National Grid Company’s request, remain as directors until the normal retirement age (currently 63). If the employment of Roger Urwin is terminated following a change of control of National Grid or as a result of redundancy, and the termination is with the consent of National Grid, Roger Urwin may choose to receive a pension with the option to commute part of this pension for a lump sum, payable from the date of termination. The pension is calculated on Pensionable Service (as defined) and Pensionable Salary (as defined) at the date of termination. Subject to mutual agreement to the contrary, Roger Urwin’s service agreement is terminable by him on 12 months’ written notice and by National Grid and National Grid Company on 12 months’ written notice.

6.9.2	On 16 July 1997, Stephen Box entered into a service agreement jointly with National Grid and National Grid Company pursuant to which he is employed as Group Finance Director. Stephen Box currently receives a base salary of £350,000 (which is reviewed annually on 1 April) and has an annual bonus

Part IX — Additional Information

opportunity under the Group Directors’ performance-related bonus plan. Long-term incentives are provided through discretionary share incentive plans. Stephen Box is provided with a car and receives death-in-service life cover. Stephen Box is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. National Grid and National Grid Company (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme. Because Stephen Box is subject to a pensions earnings cap, National Grid and National Grid Company have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

Pension arrangements for UK based directors provide for them to retire at age 60, although they may, at National Grid and National Grid Company’s request, remain as directors until the normal retirement age (currently 63). Subject to mutual agreement to the contrary, Stephen Box’s service agreement is terminable by him on 12 months’ written notice and by National Grid and National Grid Company on 12 months’ written notice.

6.9.3	On 27 July 2001, Edward Astle entered into a service agreement jointly with National Grid and National Grid Company pursuant to which he is employed as Group Director, Telecommunications. This appointment was effective from September 2001. Edward Astle currently receives a base salary of £325,000 (which is reviewed annually on 1 April). In addition to the annual bonus opportunity under the Group Directors’ performance-related bonus plan, Edward Astle has special bonus plan arrangements under which he is entitled to a bonus of £100,000 on completing a telecommunications strategic review which is approved by the Board together with the accompanying business plan. On 23 May 2002, the Remuneration Committee of National Grid approved a payment of £50,000 to Edward Astle following the approval by the Board of the telecommunications strategic review. Subject to the approval of the associated business plan by the Board it is expected that the Remuneration Committee will approve payment of the balance. Following its payment, the provision of a further special bonus arrangement will be considered. Long-term incentives are provided through discretionary share incentive plans. Edward Astle is provided with a choice of car or car allowance and receives death-in-service life cover. Edward Astle is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. National Grid and National Grid Company (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme. Because Edward Astle is subject to a pensions earnings cap, National Grid and National Grid Company have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

Pension arrangements for UK based directors provide for them to retire at age 60, although they may, at National Grid and National Grid Company’s request, remain as directors until the normal retirement age (currently 63). Subject to mutual agreement to the contrary, Edward Astle’s service agreement is terminable by him on 12 months’ written notice and by National Grid and National Grid Company on 24 months’ written notice for the first year, declining on a straight-line basis in the second year to 12 months. National Grid may, on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of his entitlement to notice.

6.9.4	On 7 December 2001, William Davis entered into a service agreement jointly with National Grid and National Grid USA pursuant to which he is employed as Chairman of National Grid USA and as an Executive Director of National Grid for a fixed period of 24 months. The service agreement can be terminated by William Davis if he provides National Grid USA with three months’ written notice. His base salary as Chairman of National Grid USA is $853,000 (which is reviewed annually on 1 January) and he has an annual bonus opportunity under National Grid USA’s annual bonus arrangements. Long-term incentives may be provided through discretionary share incentive plans. He participates in National Grid USA’s Executive Supplemental Retirement Plan and any National Grid USA ICP I bonus plans/ programmes and also in other welfare plans, retirement, incentive and fringe benefit plans on the same basis as other executive officers of National Grid USA. The provisions of some of these benefit plans and programmes shall continue to be effective for certain time periods following termination of William Davis’ employment. The National Grid USA Executive Supplemental Retirement Plan does not mandate a retirement age.

6.9.5

On 6 March 2001, Steven Holliday entered into a service agreement jointly with National Grid and National Grid Company pursuant to which he is employed as Group Director, Europe. Steven Holliday currently receives a base salary of £325,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors’ performance-related bonus plan. Long-term incentives are provided through discretionary share incentive plans. Steven Holliday is provided with a car and receives death-in-service life cover. Steven Holliday is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. National Grid and National Grid Company (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefi pension scheme. Because Steven Holliday is subject to a pensions earnings cap, National Grid and National Grid Company have put in place pension arrangements, which are partially funded, to provide pension covering the difference between base salary and the pensions cap.

Pension arrangements for UK based directors provide for them to retire at age 60, although they may, National Grid and National Grid Company’s request, remain as directors until the normal retirement age (currently 63). Subject to mutual agreement to the contrary, Steven Holliday’s service agreement terminable by him on 12 months’ written notice and by National Grid and National Grid Company on 24 months’ written notice for the first year, declining on a straight-line basis in the second year to 12 months National Grid may, on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of its entitlement to notice.

6.9.6	On 22 March 2000, Rick Sergel entered into a service agreement jointly with National Grid and National Grid USA pursuant to which he is employed as President and Chief Executive Officer of National Grid USA. His base salary as President and Chief Executive Officer of National Grid USA is currently $820,000 (which is reviewed annually on 1 April) and he has an annual bonus opportunity under the National Grid USA annual bonus arrangement. Long-term incentives are provided through discretionary share incentive plans. He participates in National Grid USA’s Executive Supplemental Retirement Plan and in other welfare plans, retirement, incentive and fringe benefit plans on the same basis as other executive officers of National Grid USA. The National Grid USA Executive Supplemental Retirement Plan does not mandate a retirement age.

Subject to mutual agreement to the contrary, Rick Sergel’s service agreement is for an initial fixed term until March 2003, subject to a one year notice period by National Grid after March 2002, although the service agreement is terminable by him on six months’ written notice at any time.

In the event that National Grid USA terminates Rick Sergel’s service agreement other than for Cause (as defined), death or Disability (as defined) or Rick Sergel terminates the service agreement for Good Reason (as defined), National Grid USA is obliged to make various payments to Rick Sergel of up to two years’ salary and bonus and continue to provide the welfare plans, retirement, incentive and fringe benefit plans for that period. The quantum of the termination payments depends upon the length of time that Rick Sergel has been employed and also whether the termination event has arisen as a result of a Change in Control (as defined) of either National Grid USA or National Grid. The payments and benefits are intended as liquidated damages and the sole and exclusive remedy of Rick Sergel in the relevant circumstances.

6.9.7	A non-pensionable annual cash bonus of up to a maximum of 60 per cent. of base salary can be paid to Roger Urwin, Stephen Box, Edward Astle and Steven Holliday for the achievement of demanding financial, personal and quality of service targets. Rick Sergel and William Davis have a lower annual cash bonus maximum payment of 50 per cent. of salary. Rick Sergel also participates in the National Grid USA Goals Programme, an all-employee bonus plan that can pay up to 4.5 per cent. of base salary on the achievement of certain earnings and performance targets. In line with US market practice, Rick Sergel’s and William Davis’ cash bonuses are pensionable. Roger Urwin, Stephen Box, Edward Astle and Steven Holliday are members of the National Grid section of the Electricity Supply Pension Scheme (the “ESPS”), to which they currently contribute 3 per cent. of base salary per annum up to the Inland Revenue limits. The normal employee contribution is 6 per cent. of salary but all employees currently benefit from a reduction in contributions. The ESPS’ main features in respect of the National Grid Directors are: normal retirement at age 60; pension at normal retirement age of two-thirds final salary subject to completion of 20 years’ service (although National Grid Directors may retire early from age 55 with a reduction in pension); death-in-service payment of four times pensionable salary; spouse’s pension of two-thirds National Grid Director’s pension on death; discretionary payment of dependant’s pension if there is no surviving spouse; pension increase by inflation of up to 5 per cent. per annum and, for National Grid Directors affected by the “earnings cap”, National Grid may provide benefits on salary above the cap on a partially funded basis. Rick Sergel and William Davis participate in a qualified pension plan and an executive supplemental retirement plan provided through National Grid USA. These plans are non-contributory defined benefit arrangements. Rick Sergel’s benefit is calculated using formulae based upon years of service and highest average compensation over five consecutive years. William Davis’ benefit is under a cash balance arrangement that credits employer contributions during each year of employment in

Part IX — Additional Information

an amount based upon service time and compensation. In addition, cash balances receive annual earnings credit. William Davis is entitled to a minimum benefit which is calculated using a formula based upon years of service and highest average compensation over five consecutive years. In line with many US plans, the calculation of benefits under the arrangements applicable to Rick Sergel and William Davis generally take into account salary, bonuses and incentive share awards, but not share options. Normal retirement age is 65. Pursuant to the executive supplemental plan, however, unreduced benefits may be payable at age 55. The plan also provides for a spouse’s pension, the value of which is based upon the participant’s benefit at death. Benefits under these arrangements do not increase after commencement upon retirement. Details of the National Grid Directors’ emoluments for the year ended 31 March 2002 are set out in note 5 of the financial information relating to National Grid Group in Part IV of this document.

6.9.8	On 13 June 2002, Steve Lucas entered into a service agreement jointly with National Grid and National Grid Company which is conditional upon and will become effective on completion of the Merger. His base salary will be £315,000 per annum (which is to be reviewed annually on 1 April). Steve Lucas will continue to be an active member of the Lattice Group Pension Scheme and the Lattice Group Supplementary Benefits Scheme, an unapproved supplementary pension scheme. Participation in the Lattice Group Pension Scheme is capped by Inland Revenue limits. Participation in the Lattice Group Supplementary Benefits Scheme increases his retirement benefits (including contingent death benefits) to at least the level which would otherwise have been provided in the Lattice Group Pension Scheme had he not been subject to the earnings cap. Steve Lucas will be provided with a car and will have an annual bonus opportunity of up to 60 per cent. of base salary. Long-term incentives will be provided through discretionary share incentive plans. Steve Lucas will continue to enjoy Lattice’s personal accident insurance, private medical insurance and financial counselling schemes. Steve Lucas’ service agreement will be terminable by him on 12 months’ notice and by National Grid and National Grid Company on 12 months’ notice. National Grid may, on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of his entitlement to notice. The service agreement also contains a provision that, if the employment of Steve Lucas is terminated (without cause) within the 12 months following a change of control of National Grid Transco, Steve Lucas will be entitled to one year’s salary (less applicable taxes), and to be credited with one year’s additional pensionable service as liquidated damages.

6.9.9	On 13 June 2002, Colin Matthews entered into a service agreement jointly with National Grid and National Grid Company which is conditional upon and will become effective on completion of the Merger. His base salary will be £315,000 per annum (which is to be reviewed annually on 1 April). Colin Matthews will continue to be an active member of the Lattice Group Pension Scheme and the Lattice Group Supplementary Benefits Scheme, an unapproved supplementary pension scheme. Participation in the Lattice Group Pension Scheme is capped by Inland Revenue limits. Participation in the Lattice Group Supplementary Benefits Scheme increases his retirement benefits (including contingent death benefits) to at least the level which would otherwise have been provided in the Lattice Group Pension Scheme had he not been subject to the earnings cap. Colin Matthews will be provided with a car and will have an annual bonus opportunity of up to 60 per cent. of base salary. Long-term incentives will be provided through discretionary share incentive plans. Colin Matthews will continue to enjoy Lattice’s personal accident insurance, private medical insurance and financial counselling schemes. Colin Matthews’ service agreement will be terminable by him on 12 months’ notice and by National Grid and National Grid Company on 12 months’ notice. National Grid may, on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of his entitlement to notice. The service agreement also contains a provision that, if the employment of Colin Matthews is terminated (without cause) within the 12 months following a change of control of National Grid Transco, Colin Matthews will be entitled to one year’s salary (less applicable taxes), and to be credited with one year’s additional pensionable service as liquidated damages.

6.9.10	On 13 June 2002, John Wybrew entered into a service agreement jointly with National Grid and National Grid Company which is conditional upon and will become effective on completion of the Merger. His base salary will be £360,500 per annum (which is to be reviewed annually on 1 April). John Wybrew will continue to be an active member of the Lattice Group Pension Scheme and the Lattice Group Supplementary Benefits Scheme, an unapproved supplementary pension scheme. Participation in the Lattice Group Pension Scheme is capped by Inland Revenue limits. Participation in the Lattice Group Supplementary Benefits Scheme increases his retirement benefits (including contingent death benefits) to at least the level which would otherwise have been provided in the Lattice Group Pension Scheme had he not been subject to the earnings cap. John Wybrew will be provided with a car and will have an annual bonus opportunity of up to 60 per cent. of base salary. Long-term incentives will be provided through discretionary share incentive plans. John Wybrew will continue to enjoy Lattice’s personal accident insurance, private medical insurance and financial counselling schemes. John Wybrew’s service agreement will be terminable by him on 12 months’ notice and by National Grid and National Grid Company on 12 months’ notice. National Grid may, on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of his entitlement to notice. The service agreement contains a provision that, if the employment of John Wybrew is terminated (without cause) within the 12 months following a change of control of National Grid Transco, John Wybrew will be entitled to one year’s salary (less applicable taxes), and to be credited with one year’s additional pensionable service as liquidated damages.

6.9.11	All of the executive directors of Lattice are subject to the Inland Revenue earnings cap which is a restriction on the amount of pay which can be used to calculate pensions due from a tax approved pension scheme. They are all members of the defined benefits section of the Lattice Group Pension Scheme. Lattice has agreed to increase their retirement benefits (including contingent death benefits) by means of unapproved arrangements, under the Lattice Group Supplementary Benefits Scheme, to at least the level which would otherwise have been provided in the Lattice Group Pension Scheme had they not been subject to the earnings cap. Provision has been made in the accounts in respect of the additional obligations for these post-retirement benefits. The provisions for all of the executive directors of Lattice are designed to give a pension equivalent of two-thirds of salary (which may be restricted by remuneration averaged over three years) at retirement age, inclusive of any pension rights earned in a previous employment. With employer’s consent, provided 10 years’ service has been completed with Lattice Group (which includes any pensionable service transferred from previous employment), the accrued pension can be paid from age 55. The pension would not be subject to actuarial reduction. Pension payments are increased in line with inflation. A dependant’s pension is payable on the death of an executive director of Lattice, equal to two-thirds of that payable to the executive director based on potential service to retirement age. On death in retirement a dependant’s pension is payable equal to two-thirds of the executive director’s pension, prior to exchanging any of it for a cash lump sum. Flat rate children’s benefits may be payable in addition to the dependant’s pension on death in service or death in retirement. Details of the Lattice Directors’ emoluments for the year ended 31 March 2002 are set out in note 5 of the financial information relating to Lattice Group in Part V of this document.

6.10	On 13 June 2002, Sir John Parker entered into a service agreement with National Grid which will become effective on completion of the Merger. His fee will be £225,000 per annum (which is to be reviewed annually in April). Sir John Parker will be provided with a car, fuel expenses and driver, at the discretion of National Grid. He will continue to enjoy Lattice’s personal accident insurance and private medical insurance. Sir John Parker’s service agreement will be terminable by him on 12 months’ notice and by National Grid on 12 months’ notice. The service agreement also contains a provision that, if it is terminated (without cause) within the 12 months following a change of control of National Grid Transco, without an equivalent position being offered, Sir John Parker will be entitled to one year’s fee (less applicable taxes), as liquidated damages.

6.11	The aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) of the National Grid Directors for the year ended 31 March 2002 amounted to £6,306,717. The remuneration policy of National Grid Transco will be reviewed by the remuneration committee of National Grid Transco following completion of the Merger, in the light of the responsibilities to be undertaken by the directors of National Grid Transco within the Merged Group. Subject to this, it is estimated for the year ending 31 March 2003, the directors of National Grid Transco will be paid a total of approximately £6.2 million by the Merged Group.

6.12	There is no arrangement under which a National Grid Director has agreed to waive future emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

Part IX — Additional Information

7.	National Grid Directors’ and National Grid Transco Directors’ interests

7.1	The interests, all of which are beneficial, of the National Grid Directors in National Grid Shares as at 12 June 2002 (being the latest practicable date prior to the publication of this document), which in aggregate represent approximately 0.01 per cent. of the issued ordinary share capital of National Grid, are set out in the table below. The figures are based upon the interests in National Grid Shares which have been notified by each National Grid Director to National Grid pursuant to section 324 or section 328 of the Companies Act as at 12 June 2002 (being the latest practicable date prior to the publication of this document) or are required pursuant to section 325 of the Companies Act to be entered into the register of directors’ interests maintained under that section or are interests of a connected person (within the meaning of section 346 of the Companies Act) of a National Grid Director which would, if the connected person were a National Grid Director, be required to be disclosed under those sections of the Companies Act, and the existence of which is known to or could with reasonable diligence be ascertained by the relevant National Grid Director:

Name	Interests in National Grid Shares

James Ross	19,000
Roger Urwin	147,920
Stephen Box	18,459
Edward Astle	—
William Davis	11,520
Steven Holliday	—
Rick Sergel	2,937
Bob Faircloth	—
John Grant	10,000
Bonnie Hill	2,930
Paul Joskow	5,000
Richard Reynolds	10,000

Note: None of the National Grid Directors currently has any interest in Lattice Shares.

7.2	On the basis of the assumptions set out in section 4.2 of this Part IX, the interests, all of which are beneficial unless otherwise stated, of the National Grid Transco Directors in National Grid Transco Shares immediately following completion of the Merger are set out in the table below. The figures are based upon the interests in shares which have been notified pursuant to section 324 or section 328 of the Companies Act as at 12 June 2002 (being the latest practicable date prior to the publication of this document) or are required pursuant to section 325 of the Companies Act to be entered into the register of directors’ interests maintained under that section or are interests of a connected person (within the meaning of section 346 of the Companies Act) of a National Grid Transco Director which would, if the connected person were a National Grid Transco Director, be required to be disclosed under those sections of the Companies Act, and the existence of which is known to or could with reasonable diligence be ascertained by the relevant director:

	Interests in National Grid Transco Shares immediately after completion of the Merger

Name	National Grid Transco Shares held other than in the Lattice Group Long Term Incentive Scheme	National Grid Transco Shares acquired through the Lattice Group Long Term Incentive Scheme, and held subject to a retention period	(c)	National Grid Transco Shares held in the Lattice Group Long Term Incentive Scheme	(d)

Sir John Parker	4,591	—		—
James Ross	19,000	—		—
Roger Urwin	147,920	—		—
Steve Lucas(e)	23,471	31,237		176,491
Edward Astle	—	—		—
Steven Holliday	—	—		—
Colin Matthews(a)(e)	—	—		96,589
Rick Sergel	2,937	—		—
John Wybrew(e)	64,945	114,380		208,284
John Grant	10,000	—		—
Kenneth Harvey(b)	1,838	—		—
Bonnie Hill	2,930	—		—
Paul Joskow	5,000	—		—
Stephen Pettit	1,875	—		—
George Rose	5,025	—		—

(a)	In addition, on 2 November 2001, a notional allocation of 63,897 Lattice Shares was made to Colin Matthews, amounting to a market value of £100,000 on the award date. This arrangement was established specifically to facilitate the recruitment of Colin Matthews to Lattice in recognition of the fact that options had lapsed and other benefits had been lost on cessation of his previous employment. The shares will only be transferred to Colin Matthews on completion of a two-year period of employment, i.e. on the second anniversary of his appointment as a director of Lattice. At that time, the original allocation of shares together with further shares acquired on the reinvestment of dividends paid on these shares and any subsequent shares acquired (less a number which will be sold by Lattice in order to recover the PAYE and any national insurance liability) will be transferred to him. As at 12 June 2002, 1,307 additional shares have been purchased in respect of reinvestment of dividends paid on the original allocation. There are no provisions for alterations to the allocation (save that there may be an adjustment in the event of a capitalisation issue, rights issue or open offer, sub-division or consolidations of shares or reduction of capital or any other variation of capital). Further, the award is not pensionable. Colin Matthews has agreed that his allocation will continue after the Merger on revised terms as described in section 11 below. Based on the 65,204 Lattice Shares currently subject to this allocation, immediately after completion of the Merger, the allocation will be over 24,451 National Grid Transco Shares.
(b)	Kenneth Harvey is interested in 2,099 Lattice Shares, which will be exchanged for 787 New National Grid Transco Shares, as well as being interested in 1,051 National Grid Shares.
(c)	The shares shown in this column will be acquired under the Lattice Group Long Term Incentive Scheme, having been awarded in 1999 and assuming vesting in full at the earlier of the end of the three year performance period and the time of the Merger. They will be subject to a further retention period, however, and may not be released until 1 October 2003.
(d)	The shares shown in this column will be the subject of awards under the Lattice Group Long Term Incentive Scheme in respect of which a performance condition must be met before they can vest. Once the shares have vested, they must be held for a further 12 month retention period before they can be released.
(e)	Each of Steve Lucas, Colin Matthews and John Wybrew is deemed for the purposes of the Companies Act to be a potential beneficiary under the Lattice Group All Employee Share Ownership Plan (“Lattice AESOP”) and the Lattice Group Employees Share Trust (“Lattice EST”) and thereby to have an interest as at 12 June 2002 (being the latest practicable date prior to the publication of this document) in 18,440,649 Lattice Shares held by the Lattice AESOP and 65,204 Lattice Shares held by the Lattice EST. Applying the Merger ratio set out above to these numbers, they will each be deemed to have an interest in 6,915,243 National Grid Transco Shares under the Lattice AESOP and 24,451 National Grid Transco Shares under the Lattice EST immediately following completion of the Merger.

Part IX — Additional Information

The figures for the New National Grid Transco Directors are based on the number of Lattice Shares held by the New National Grid Transco Directors, to which is applied the Merger exchange ratio set out section 2 of Part VII of this document.

The percentage shareholdings of the National Grid Transco Directors are not shown above because such shareholdings will in aggregate represent less than one per cent. of the National Grid Transco Shares issue immediately following completion of the Merger.

7.3	The following National Grid Directors have the options set out in the table below (all of which have been granted for no consideration) under the Executive Share Option Scheme (1990) and the Executive Share Option Plan 2000:

Name	Date of grant	Exercise price per National Grid Share (pence)	Normal exercise periods	Outstanding National Grid Shares under option

Roger Urwin	29 Sep 1997	280.50	Sep 2000– Sep 2007	169,340
	16 Jun 1998	375.75	Jun 2001– Jun 2008	91,656
	15 Jun 1999	455.25	Jun 2002– Jun 2009	22,098
	5 Jun 2000	531.50	Jun 2003– Jun 2010	33,867
	18 Jun 2001	563.00	Jun 2004– Jun 2011	133,214
Stephen Box	29 Sep 1997	280.50	Sep 2000– Sep 2007	160,427
	16 Jun 1998	375.75	Jun 2001– Jun 2008	93,147
	15 Jun 1999	455.25	Jun 2002– Jun 2009	43,931
	5 Jun 2000	531.50	Jun 2003– Jun 2010	37,630
	18 Jun 2001	563.00	Jun 2004– Jun 2011	93,250
Edward Astle	6 Sep 2001	479.50	Sep 2004– Sep 2011	193,952
Steven Holliday	30 Mar 2001	540.00	Mar 2004– Mar 2011	150,000
	18 Jun 2001	563.00	Jun 2004– Jun 2011	71,936
Rick Sergel	31 Mar 2000	566.50	Mar 2003– Mar 2010	201,845
	18 Jun 2001	563.00	Jun 2004– Jun 2011	134,321

In addition, at completion of the Niagara Mohawk acquisition, William Davis held stock appreciation rights (SARs) over Niagara Mohawk shares which he chose to roll-over into SARs over National Grid ADSs. Each SAR over a National Grid ADS constitutes a notional right over five National Grid Shares. At exercise, a cash payment equivalent to the growth in value of the SAR over the exercise price will be paid.

Name	Exercise price per SAR ($)	Normal exercise periods	Outstanding National Grid ADSs under option

William Davis	26.20	Aug 1998 –Dec 2008	58,629
	26.20	Aug 1998 –Dec 2008	58,629
	23.04	Jan 2000 –Dec 2010	52,766

7.4	The following National Grid Directors have the options set out in the table below (all of which have been granted for no consideration) under the Share Matching Scheme (1996):

Name	Date of grant	Exercise price in total (pence)	Normal exercise periods	Outstanding National Grid Shares under option

Roger Urwin	16 Jun 1998	100.00	Jun 2001 – Jun 2005	4,047
	11 Jun 1999	100.00	Jan 2002 – Jun 2006	3,884
	26 Jun 2000	100.00	Jan 2002 – Jun 2007	3,859
	8 Jun 2001	100.00	Jun 2004 – Jun 2008	5,635
Stephen Box	11 Jun 1999	100.00	Jan 2002 – Jun 2006	3,844
	26 Jun 2000	100.00	Jan 2002 – Jun 2007	4,122
	8 Jun 2001	100.00	Jun 2004 – Jun 2008	6,134

William Davis and Rick Sergel participate in the Incentive Compensation Plan which is a comparable plan to the Share Matching Scheme (1996). They may choose to invest awards received under this plan into the Deferred Compensation Plan resulting in an entitlement to notional National Grid ADSs. As 12 June 2002 (being the latest practicable date prior to the publication of this document) their entitlement to notional National Grid ADSs is as follows:

Name	Date of notification	Notional entitlement to National Grid ADSs	Balance

William Davis	11 Jun 2002	1,083	1,083
Rick Sergel	5 Jun 2001	4,353	4,353
	15 Aug 2001	87	4,440
	15 Jan 2002	58	4,498
	11 Jun 2002	5,340	9,838

7.5	The following National Grid Directors have the options set out in the table below (all of which have been granted for no consideration) under the 1999 Savings Related Share Option Scheme:
Name	Date of grant	Exercise price per National Grid Share (pence)	Normal exercise periods	Outstanding National Grid Shares under option

Roger Urwin	22 Jun 2001	457.00	Sep 2006– Feb 2007	3,692
Stephen Holliday	22 Jun 2001	457.00	Sep 2006– Feb 2007	3,692

7.6	Each of the current executive National Grid Directors other than William Davis (being Roger Urwin, Edward Astle, Stephen Box, Steven Holliday and Rick Sergel) is deemed for the purposes of the Companies Act to be a potential beneficiary under the National Grid Qualifying Employee Share Ownership Trust (“QUEST”) and the National Grid 1996 Employee Benefit Trust and thereby to have an interest as at 12 June 2002 (being the latest practicable date prior to the publication of this document) in the 12,374,486 National Grid Shares held by the QUEST and the 611,516 National Grid Shares held by the 1996 Employee Benefit Trust.
7.7	Save as disclosed in this section 7, none of the National Grid Directors has any interest in the share or loan capital of National Grid or any of its subsidiaries, nor has National Grid or any of its subsidiaries provided

Part IX — Additional Information

any guarantees for the benefit of the National Grid Directors as at 12 June 2002 (being the latest practicable date prior to the publication of this document).
7.8	There are no outstanding loans or guarantees granted or provided by any member of the National Grid Group to or for the benefit of any National Grid Directors.
7.9	No National Grid Director has any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of National Grid and any of its subsidiaries and which was effected by National Grid during the current or immediately preceding financial year or which was effected by National Grid during any earlier financial year and remains in any respect outstanding or unperformed.
8.	Options over National Grid Shares and Lattice Shares
8.1	As at 12 June 2002 (being the latest practicable date prior to the publication of this document), the following options granted to National Grid Directors and employees of National Grid Group under the National Grid Share Plans (other than the Share Matching Scheme (1996)), were outstanding:

Scheme or Plan	Date of grant	Exercise price per National Grid Share (pence)	Normal exercise periods	Outstanding National Grid Shares under option

Executive Share	28 Nov 96	194.50	Nov 1999 – Nov 2006	15,424
Option Scheme (1990)	10 Feb 97	205.50	Feb 2000 – Feb 2007	132,247
	4 Aug 97	258.00	Aug 2000 – Aug 2007	179,263
	29 Sep 97	280.50	Sep 2000 – Sep 2007	711,611
	16 Jun 98	375.75	Jun 2001 – Jun 2008	928,188
	21 Dec 98	490.00	Dec 200 1 – Dec 2008	14,489
	15 Jun 99	455.25	Jun 2002 – Jun 2009	260,943
	6 Jul 99	435.75	Jul 2002 – Jul 2009	315,702
	27 Sep 99	424.00	Sep 2002 – Sep 2009	56,603
	31 Mar 00	566.50	Mar 2003 – Mar 2010	1,509,615
	5 Jun 00	531.50	Jun 2003 – Jun 2010	432,426
	5 Jul 00	526.00	Jul 2003 – Jul 2010	932,938

Executive Share	8 Sep 00	535.00	Sep 2003 – Sep 2010	64,971
Option Plan 2000	15 Sep 00	548.00	Sep 2003 – Sep 2010	20,088
	2 Feb 01	623.00	Feb 2004 – Feb 2011	48,955
	30 Mar 01	540.00	Mar 2004 – Mar 2011	150,000
	18 Jun 01	563.00	Jun 2004 – Jun 2011	1,916,282
	5 Jul 01	527.00	Jul 2004 – Jul 2011	446,569
	6 Sep 01	479.50	Sep 2004 – Sep 2011	193,952

Savings Related Share	15 Jul 97	171.00	Aug 2002 – Feb 2003	2,181,112
Option Scheme (1990)	3 Jul 98	312.00	Sep 2003 – Feb 2004	1,271,830
	2 Jul 99	337.00	Sep 2002 – Feb 2003	917,996
	2 Jul 99	337.00	Sep 2004 – Feb 2005	1,906,476

1999 Savings Related	23 Jun 00	416.00	Sep 2003 – Feb 2004	471,512
Share Option Scheme	23 Jun 00	416.00	Sep 2005 – Feb 2006	690,385
	22 Jun 01	457.00	Sep 2004 – Feb 2005	651,584
	22 Jun 01	457.00	Sep 2006 – Feb 2007	1,565,350

Each of these options may be satisfied on exercise either by the issue of new shares or by the transfer of market-purchased shares. In respect of options granted to US employees, the exercise of options will be satisfied by the issue of new shares.

8.2	As at 12 June 2002 (being the latest practicable date prior to the publication of this document), the following awards granted to National Grid Directors and certain employees of National Grid Group under the Share Matching Scheme (1996), which will be satisfied by the transfer of market-purchased shares, were outstanding:

Scheme	Date of grant	Exercise price in total (pence)	Normal exercise periods	Outstanding National Grid Shares under option

Share Matching	23 Jun 97	100.00	Jun 2000 – Jun 2004	8,594
Scheme (1996)	30 Sep 97	100.00	Sep 2000 – Sep 2004	5,274
	16 Jun 98	100.00	Jun 2001 – Jun 2005	7,455
	11 Jun 99	100.00	Jan 2002 – Jun 2006	14,695
	26 Jun 00	100.00	Jan 2002 – Jun 2007	15,422
	8 Jun 01	100.00	Jun 2004 – Jun 2008	11,769
	25 Jun 01	100.00	Jun 2004 – Jun 2008	28,162

8.3	Options granted under the National Grid Share Plans have all been granted for no consideration.
8.4	As at 12 June 2002 (being the latest practicable date prior to the publication of this document), the total number of National Grid Shares under option or the subject of awards under the National Grid Share Plans was 18,077,882. At the same date, 12,374,486 National Grid Shares were held by the National Grid Qualifying Employee Share Ownership Trust (“QUEST”) and 611,516 National Grid Shares were held by the National Grid 1996 Employee Benefit Trust.
8.5	The trustee of the QUEST has agreed to waive all but 0.0001 pence of any dividend per share due, or to become due, on any National Grid Shares held in the QUEST. In addition, the trustee of the National Grid 1996 Employee Benefit Trust has agreed to waive all dividends on any National Grid Shares held in that Trus
8.6	Where the trustees of the National Grid 1996 Employee Benefit Trust or the QUEST are responsible for satisfying awards under the National Grid Share Plans, they have the right to require National Grid to issue sufficient National Grid Shares to satisfy such awards. Such awards are regarded as options over unissued shares for the purposes of the table set out in section 8.1.
8.7	As at 12 June 2002 (the latest practicable date prior to the publication of this document), the following Lattice Director had the following awards outstanding under the Lattice Group Sharesave Scheme (granted for nil consideration).

Name	Outstanding Lattice Shares under option	Date of grant	Exercise price per Lattice Share (pence)	Exercise dateFrom	To

John Wybrew	8,209	20 Dec 00	118	01 March 2004	31 August 2004

9.	National Grid Share Plans
9.1	National Grid operates the following employee share incentive plans:
9.1.1	Deferred Compensation Plan (“Compensation Plan”);
9.1.2	National Grid Executive Share Option Plan 2002 (“Executive Plan”);
9.1.3	National Grid Employee Share Ownership Plan 2002 (“UK Plan”) and the associated trust (“UK Trust”);
9.1.4	National Grid Savings Related Share Option Plan 2002 (“Sharesave Plan”);

Part IX — Additional Information

9.1.5	National Grid Employee Stock Purchase Plan 2002 (“US Plan”);

9.1.6	National Grid Share Matching Plan 2002 (“Matching Plan”);

9.1.7	National Grid USA Incentive Thrift Plans I and II (“Thrift Plans”);

9.1.8	National Grid 1996 Employee Benefit Trust (“Employee Trust”); and

9.1.9	National Grid Qualifying Employee Share Ownership Trust (“QUEST”).

9.2	In addition, there are outstanding awards over National Grid Shares under the following plans:

9.2.1	Executive Share Option Scheme (1990);

9.2.2	Executive Share Option Plan 2000;

9.2.3	Savings Related Share Option Scheme (1990);

9.2.4	1999 Savings Related Share Option Scheme;

9.2.5	Profit Sharing Scheme (1990);

9.2.6	Share Matching Scheme (1996); and

9.2.7	Incentive Compensation Plan.

No further awards will be made under the schemes or plans referred to in this section 9.2.

9.3	Short summaries of the National Grid Share Plans are set out below:

9.3.1	Executive Share Option Scheme (1990)

The Executive Share Option Scheme (1990) consists of two parts one approved by the Inland Revenue and qualifying for beneficial tax treatment and the other an Unapproved Appendix which does not qualify for any specific beneficial tax treatment.

Under this scheme certain National Grid Directors and employees of National Grid Group hold options to purchase National Grid Shares. The options are normally exercisable between the third and tenth anniversaries of their date of grant at an exercise price of the greater of the nominal value or market value of National Grid Shares at the date of grant. The options lapse on an optionholder ceasing to be employed by National Grid Group save by reason of death, injury, disability, pregnancy, redundancy, retirement or their employer leaving National Grid Group in which case they become exercisable for one year.

9.3.2	Executive Share Option Plan 2000

This plan replaced the Executive Share Option Scheme (1990) in respect of options granted from September 2000. Certain National Grid Directors and employees of National Grid Group hold options to purchase National Grid Shares under this plan. The rules of this plan are substantially the same as the Executive Share Option Scheme (1990) and it again consists of two parts, Part A, approved by the Inland Revenue and Part B, the unapproved part.

9.3.3	Savings Related Share Option Scheme (1990)

This is an Inland Revenue approved savings-related share option scheme. Under this scheme outstanding options to purchase National Grid Shares are held by employees of National Grid Group with exercise prices of the greater of the nominal value or at least 80 per cent. of the market value of National Grid Shares at the date of grant. The options are normally exercisable within six months of the third or fifth anniversaries of the date of grant, being the tax free bonus dates under the approved savings contracts entered into by optionholders. However, the options lapse on an optionholder ceasing to be employed by National Grid Group save by reason of injury, disability, redundancy, retirement or their employer leaving National Grid Group in which case they become exercisable for six months, or death where they become exercisable for one year. The options also become exercisable for six months if an optionholder ceases to be employed for any other reason at least three years after the date of grant of the option.

9.3.4	1999 Savings Related Share Option Scheme

The 1999 Savings Related Share Option Scheme replaced the Savings Related Share Option Scheme (1990) in respect of options granted from June 2000.

Under this scheme options to purchase National Grid Shares are held by National Grid Directors and employees of National Grid Group. The rules of this scheme are substantially the same as the Savings Related Share Option Scheme (1990) except that options are not exercisable where an optionholder ceases to be employed by National Grid Group by reason of misconduct.

9.3.5	Profit Sharing Scheme (1990)

The Profit Sharing Scheme (1990) permitted the award to UK employees of National Grid Group of free National Grid Shares. Under its rules, National Grid Shares awarded are held on the participants’ behalf for a minimum of two years. If shares are held in trust for the maximum period of three years, no tax is payable on release of the National Grid Shares from trust. The final award of free shares under the Profit Sharing Scheme (1990) was made in January 2001.

9.3.6	Share Matching Scheme (1996)

Under the Share Matching Scheme (1996), the Remuneration Committee required certain National Grid Directors (and permitted certain other executives) to invest a proportion of their annual bonus in National Grid Shares. In return for making such investment, the participant received a matching option which permitted him to acquire, for a nominal sum, such number of shares as had a value equal to the pre-tax value of the bonus used to purchase the investment shares. The matching options can generally only be exercised if the participant remains employed for at least three years (although awards granted before 17 January 2001 became exercisable on 25 January 2002 on the National Grid Scheme being sanctioned by the Court) and to the extent that he retains the investment shares until the matching option is exercised. In limited circumstances, a participant may be permitted to retain his option following cessation of employment.

Awards granted under the Share Matching Scheme (1996) can only be satisfied through market-purchased shares; no new shares may be issued.

On an ex-gratia basis, the Remuneration Committee has tended to award a payment to participants equal to the dividends which would have been earned on those shares subject to the matching options.

9.3.7	Incentive Compensation Plan

Executives of National Grid USA received an integrated annual bonus comprising both a cash and share element. The share element involved participants receiving market-purchased National Grid ADSs, except to the extent that the bonus is deferred under the Compensation Plan. The National Grid ADSs are generally vested immediately although participants may be prohibited from selling National Grid ADSs for a period.

9.3.8	Compensation Plan

In keeping with normal remuneration practice in the US, National Grid USA permits certain management employees to defer a proportion of their net income through a tax deferred plan. Such deferred income is credited with earnings/losses based upon a proxy investment option selected among several available, including a National Grid ADS tracking option.

9.3.9	Executive Plan

(a)	General

The Executive Plan is divided into three parts, one of which is approved by the Inland Revenue and qualifies for beneficial tax treatment in the UK, one of which qualifies for beneficial tax treatment in the US and the final part which does not qualify for any specific beneficial tax treatment. The three parts are identical in all material respects unless indicated to the contrary in this summary.

(b)	Eligibility

Employees (including National Grid Directors) of National Grid Group are eligible to participate in the Executive Plan.

Part IX — Additional Information

(c)	Limit on individual participation

The rules limit the value of National Grid Shares which can be placed under option to an individual participant in any twelve month period to three times his base salary except where the Remuneration Committee concludes in exceptional circumstances that it is necessary to exceed this limit.

Under the Inland Revenue-approved part of the Executive Plan or any other approved executive share option plan established by National Grid Group, the aggregate market value at the date of grant of National Grid Shares under option to an individual shall not exceed £30,000.

(d)	Exercise price

The exercise price per National Grid Share payable on the exercise of an option is the higher of the nominal value and market value of a National Grid Share at grant.

(e)	Exercise of options

An option will normally be exercisable between the third and tenth anniversaries of its date of grant, subject to performance conditions.

Current performance conditions are that an option may not be exercised unless National Grid’s total shareholder return over a period of at least three years, beginning with the financial year in which the option is granted, is at least median as compared with a group of approximately twenty UK and US energy utilities.

For the first tranche, options over shares worth up to an individual’s base salary will become exercisable in full if National Grid’s total shareholder return is at least median. If the shares are worth more than the individual’s base salary, the rest will be exercisable on a sliding scale, becoming fully exercisable if National Grid’s total shareholder return is in the upper quartile of the group of comparable utilities. In addition, for options to become exercisable, the Remuneration Committee must be satisfied that there has been a sustained improvement in underlying financial performance over the relevant period.

If the performance condition is not satisfied after the first three years, it will be re-measured on the fourth, and if necessary, the fifth anniversary of the date of grant.

Options normally lapse on cessation of employment. However, exercise is permitted for a limited period:

(i)	following cessation of employment for reasons of death, injury, disability, pregnancy, redundancy or the employee’s business unit ceasing to be part of National Grid Group, or otherwise at the Remuneration Committee’s discretion; and

(ii)	on a reconstruction, take-over or winding-up of National Grid provided that it is not part of a reorganisation.

(f)	US schedule

This part of the Executive Plan will permit US incentive stock options to be granted. These have certain tax advantages for participants and may be granted over such number of National Grid Shares and/or National Grid ADSs as will become exercisable in any calendar year, having a value (as of the time of grant) of no more than $100,000 per participant. The rules of this part are substantially the same as explained above for the other parts of the Executive Plan subject to minor alterations to take account of US law.

The number of National Grid Shares which may be acquired on the vesting of awards granted under the US schedule to the Executive Plan may not exceed 200,000,000. This limit is required by US tax legislation. In practice, fewer shares are likely to be used as the general limits set out in section 9.4(a) below will also apply.

9.3.10	UK Plan and UK Trust

(a)	General

The UK Plan is an Inland Revenue approved share incentive plan and the UK Trust is the UK resident employee benefit trust used in conjunction with it. No awards have, as yet, been made under the UK Plan.

(b)	Operation

The UK Plan consists of three elements:

(i)	“Free Shares” which may be allocated to an employee by National Grid. The market value of Free Shares allocated to any employee in any tax year may not exceed £3,000 or such other limit as may from time to time be permitted by the relevant legislation. Free Shares may be allocated to employees equally, on the basis of salary, length of service or hours worked, or on the basis of performance, as permitted by the relevant legislation.

(ii)	“Partnership Shares” which an employee may purchase out of his pre-tax earnings. The market value of Partnership Shares which an employee can agree to purchase in any tax year may not exceed £1,500 (or 10 per cent. of the employee’s remuneration, if lower), or such other limit as may be permitted by the relevant legislation. The funds used to purchase shares will be deducted from the employee’s salary and will be held on the employee’s behalf for up to twelve months until they are used to buy Partnership Shares. Where deductions are accumulated, the employee will be entitled to buy shares at the market price of National Grid Shares at the start or end of the accumulation period, whichever is the lower.

(iii)	“Matching Shares” which may be allocated to an employee who purchases Partnership Shares. Matching Shares are additional Free Shares. National Grid may allocate to an employee who purchases Partnership Shares up to a maximum of two Matching Shares for every one Partnership Share purchased or such other ratio as may from time to time be permitted by the relevant legislation. There is no minimum ratio of Matching Shares which National Grid must provide following a purchase of Partnership Shares. The same ratio or ratios will apply to all employees who purchase Partnership Shares under the UK Plan at a given time.

(c)	Eligibility

Employees (including National Grid Directors) of National Grid Group who are resident in the UK and who have been employed for up to approximately eighteen months may be allocated Free Shares or Matching Shares or invited to purchase Partnership Shares under the UK Plan.

(d)	Retention of shares

The trustee of the UK Trust will initially hold all Free Shares or Matching Shares allocated to employees and any Partnership Shares acquired on behalf of employees. Employees can withdraw Partnership Shares from the UK Trust at any time. Free Shares and Matching Shares must generally be retained by the trustee of the UK Trust for a period of at least three to five years after the initial allocation.

The board may stipulate at the time of award that an employee who ceases to be employed by National Grid Group within a period of up to three years of being allocated Free Shares or Matching Shares will forfeit his rights to those shares. However, Free Shares and Matching Shares will not be forfeited in certain circumstances, for example death, redundancy or retirement on or after reaching a specified retirement age.

If an employee ceases to be employed by National Grid Group at any time after acquiring Partnership Shares, he will be required to withdraw the shares from the UK Trust.

(e)	Dividends on shares held by the trustee of the UK Trust

An employee will be treated as the beneficial owner of shares held on his behalf by the trustee of the UK Trust. Any dividends on shares held by the trustee of the UK Trust may be used to acquire additional shares for employees or may be distributed to employees.

(f)	Unapproved Appendix

If the statutory limits referred to above are reduced at any time, the board shall have the power to adopt an unapproved top-up arrangement to maintain the higher limits referred to in this section 9.3.10.

9.3.11	Sharesave Plan

(a)	General

The Sharesave Plan is an Inland Revenue approved savings-related share option scheme.

(b)	Eligibility

Employees (including National Grid Directors) of National Grid Group who are resident in the UK are eligible to participate.

(c)	Grant of options

Options may only be granted to employees who enter into Inland Revenue-approved savings contracts under which monthly savings are made over a period of three or five years.

Part IX — Additional Information

The number of National Grid Shares over which an option is granted will be such that the total amount payable on its exercise will correspond to the expected proceeds on maturity of the related savings contract.

(d)	Individual participation

Monthly savings by an employee under all savings contracts linked to options granted under any approved savings related share option scheme may not exceed the statutory maximum (currently £250 per month). If this limit is reduced, the board has the power to adopt an unapproved top-up arrangement to maintain this higher limit.

(e)	Acquisition price

The price per National Grid Share payable upon the exercise of options will not be less than the higher of the nominal value or 80 per cent. of the market value of a National Grid Share at grant.

(f)	Exercise of options

Options will normally be exercisable only for six months from the third, fifth or seventh anniversary of the commencement of the related savings contracts. Earlier exercise is permitted following death or cessation of employment by reason of injury, disability, redundancy, retirement on reaching age 65 or contractual retirement age, if different, or where the optionholder’s employer ceases to be within National Grid Group. Options will otherwise lapse on cessation of employment, although they may be exercisable for a limited period if they have been held for at least three years. Early exercise is also permitted in the event of a take-over, amalgamation or winding-up of National Grid other than in the case of an internal reorganisation, or if the participant reaches normal contractual retirement age but remains with a National Grid Group company.

9.3.12	US Plan

(a)	General

The US Plan has been designed to qualify under section 423 of the US Internal Revenue Code of 1986, as amended. The US Plan enables US employees (including National Grid Directors) to receive awards over National Grid Shares or National Grid ADSs on an all-employee basis. No awards have, as yet, been made under the US Plan.

(b)	Eligibility

US-based employees of National Grid Group are eligible to participate in the US Plan. Participation can be restricted to employees who have completed a qualifying period of service within the limits set by the relevant US legislation.

Individuals may not be granted awards under the US Plan if they own shares possessing 5 per cent. or more of the voting power or value of National Grid.

(c)	Grant of awards

Awards may be granted over a number of National Grid Shares which will be determined by the amount employees have saved by the end of a specified savings period, subject to a maximum number of shares to be specified in the award. At the end of that savings period, the awards will become exercisable. Any surplus savings will be automatically carried over into the next savings period.

(d)	Savings

An eligible employee who applies for an award under the US Plan must agree to savings being deducted from his after-tax pay. Total deductions in any calendar year may not accrue at a rate which exceeds such amount (up to $25,000) as the Board may resolve.

(e)	Purchase price

The price payable for each share shall be a price determined by the Board, provided that it shall be not less than the lower of 85 per cent. of the market value of a National Grid Share on the date of grant and the date of purchase.

(f)	Limits

The number of shares which may be acquired on the vesting of awards granted under the US Plan may not exceed 200,000,000. US tax legislation requires that the US Plan specify a maximum number of shares over which options may be granted during the term of the US Plan. In practice, fewer shares are likely to be used as the general limits set out in section 9.4(a) below will also apply.

(g)	Purchase of shares

Shares subject to an award under the US Plan may normally only be purchased at the end of the savings period specified in the US Plan’s rules, provided that the optionholder is still in the employment of National Grid Group Shares cannot be purchased pursuant to an award later than the earlier of five years after it was granted and any other time determined by the board at the date of grant. Special provisions allow for early purchase in the case of certain compassionate leavers and in the event of a take-over of National Grid other than in the case of an internal reorganisation.

9.3.13	Matching Plan

(a)	Eligibility

Employees (including National Grid Directors) of National Grid Group who are not within one year of reaching age 65 or their contractual retirement age (if earlier) at the time the annual bonus is due to be paid, are eligible to participate at the discretion of the Remuneration Committee; those who are between twelve and twenty-four months from their normal retirement age may be allowed to participate but with a matching award at only one half of the level applicable to all other participants.

(b)	Grant of matching awards

If invited to do so by the Remuneration Committee, an eligible executive may invest all (or such lower proportion as the Remuneration Committee may decide) of his performance-tested cash annual bonus (net of tax and any other deductions). At present, the Remuneration Committee only permit up to one-third of a participant’s bonus to be invested in this way. As soon as practical thereafter, National Grid will then procure the grant of a matching award over matching shares equal in value to the amount of annual bonus invested (prior to tax and any other deductions).

A matching award consists of the right to purchase National Grid Shares for a nominal or no payment.

(c)	Exercise of awards

A matching award will normally be exercisable on or after the third anniversary of its grant and to the extent that the shares purchased with the associated annual bonus have been retained up to that date by the participant and the participant is still employed by National Grid Group (or was so employed at his actual retirement date). On exercise, a participant will receive a cash payment broadly equal to the value of accrued dividends on the shares representing the matching award.

A matching award may be exercisable early for a limited period on an amalgamation, take-over or winding up of National Grid (not being an internal reorganisation). If the participant ceases employment with National Grid Group, he will not be able to exercise the matching award at all, unless the Remuneration Committee otherwise determines.

A matching award cannot be exercised later than the tenth anniversary of its date of grant in any circumstances.

(d)	US schedule

A separate schedule to the Matching Plan allows US executives to participate on a similar basis.

The key differences are that US participants automatically receive a proportion of their annual bonus in National Grid Shares or National Grid ADSs (there is no requirement to invest part of their bonus to receive a matching award) and, at the discretion of the Remuneration Committee, a shorter (or no) vesting period may be set.

9.3.14	Thrift Plans

These are tax sponsored 401(k) plans for US based employees. There is one plan for the union workforce and another for the non-union workforce. Broadly, subject to statutory limits, substantially all employees may make a cash contribution under the applicable plan and receive a matching contribution from National Grid USA. Certain management participants earning more than the statutory limit are entitled to “top-up” their entitlement via the Compensation Plan. Any matching contributions are invested in National Grid ADSs. In addition, participants may choose to invest their contributions in National Grid ADSs (as well as a number of other investment choices).

Part IX — Additional Information

(a)	Eligibility

All employees (including National Grid Directors) of National Grid USA and other nominated companies are generally eligible to participate, subject to meeting pre-determined service requirements before being eligible to receive company matching contributions.

(b)	Savings

Participants may contribute a proportion of their income into the plans, subject to certain legal limits, and direct how this is invested among various investment options. One investment choice is National Grid ADSs.

(c)	Company contributions

Participating companies will make matching contributions under the Thrift Plans which, will be invested in National Grid ADSs, although the rules have flexibility to permit other investment options.

(d)	Release of investments

The plans are long-term savings plans and are designed to provide benefits to participants on or towards retirement. However, the plans, following the applicable statutory rules, allow funds to be withdrawn early in a number of, broadly, compassionate situations.

9.3.15	Employee Trust

The Employee Trust is constituted by a trust deed made between National Grid and an offshore, independent professional trustee.

The Employee Trust can be used to benefit employees and former employees of National Grid and certain of their dependents. The Employee Trust has the power to acquire National Grid Shares and these can be used for the purposes of the National Grid Share Plans. National Grid may fund the Employee Trust by loan or gift to acquire National Grid Shares either by market purchase or by subscription.

The Employee Trust will not, without shareholder approval, make an acquisition of shares if, as a result of that acquisition, it together with National Grid’s other trusts (but excluding shares allocated to participants), would hold more than 5 per cent. of National Grid’s share capital.

The trustees of the Employee Trust waive all dividends on any National Grid Shares held in trust unless directed otherwise by National Grid.

National Grid has authority to establish a replacement trust to benefit employees and former employees of National Grid Group should the need arise.

9.3.16	QUEST

This is an Inland Revenue approved qualifying employee share ownership trust. The principal terms are similar to the Employee Trust except that certain additional restrictions apply to meet the statutory requirements set out in Schedule 5 to the Finance Act 1989. The trustee is a wholly-owned subsidiary of National Grid and it operates in conjunction with the Sharesave Plan.

National Grid has authority to establish a replacement trust to benefit employees and former employees of National Grid Group should the need arise.

9.4	Features common to certain National Grid Share Plans

The following features are common to those National Grid Share Plans summarised in sections 9.3.9 to 9.3.14 above (inclusive):

(a)	Limits on the issue of shares under the National Grid Share Plans

Each of the National Grid Share Plans may operate over new issue shares or shares purchased in the market. The number of shares which may be issued under the National Grid Share Plans in any year is limited to:

(i)	10 per cent. of National Grid’s ordinary issued share capital in respect of options granted in the ten calendar years ending with that year under the National Grid Share Plans or any other employee share plan adopted by National Grid or any subsidiary; and

(ii)	5 per cent. of National Grid’s ordinary issued share capital in respect of options granted in the ten calendar years ending with that year under the Executive Plan, the Matching Plan or any other executive share plan adopted by National Grid or any subsidiary.

(b)	Variation of capital

Other than for the UK Plan and the Thrift Plans, in the event of any increase or variation of share capital, or (except in the case of Inland Revenue approved options) of a demerger or the payment of a capital or special dividend or of any other circumstances similarly affecting options, the Remuneration Committee may make appropriate adjustments to awards.

(c)	Alterations to the National Grid Share Plans

The Remuneration Committee may at any time alter or add to the National Grid Share Plans in any respect, provided that the prior approval of shareholders is obtained for certain alterations or additions to the advantage of participants. The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the National Grid Share Plans, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any participating company in National Grid Group.

(d)	Non-transferability of awards/options

Awards/options are not transferable other than to the participant’s personal representative in the event of his/her death.

(e)	Reorganisations

In the event of an internal reorganisation, including a future scheme of arrangement, the principle is that this should not accelerate the vesting of any awards or options granted under the National Grid Share Plans. Instead, options/awards would be replaced by new options/awards over shares in the new holding company or, if the participants did not agree to such an exchange, lapse.

(f)	Pensionability

No benefits received under the National Grid Share Plans will be pensionable except that:

(i)	a decision by an employee to invest his or her own normal salary in buying Partnership Shares under the UK Plan will not reduce pension benefits provided by National Grid except to the extent required by law;

(ii)	US participants in the US Schedule to the Matching Plan, in accordance with local practice, determine their entitlement to pensions by reference to salary plus bonuses (and include the value of any shares awarded in calculating this amount).

9.5	Effect of the Merger on the National Grid Share Plans

The Merger will have no effect on the National Grid Share Plans since there is no change of control of National Grid.

10.	Summary of the proposed National Grid Transco Performance Share Plan 2002 (the “2002 Share Plan” )

10.1	Eligibility

Employees (including executive directors) of National Grid Transco and its subsidiaries, including joint venture companies, will be eligible to participate in the 2002 Share Plan at the discretion of the remuneration committee of National Grid Transco as constituted following completion of the Merger (the “Remuneration Committee”).

10.2	Awards under the Plan

An award consists of the right to receive, in due course, a transfer or subscription of National Grid Transco Shares for either a nil or nominal cost and otherwise on the terms described in this summary. No payment will be required for the grant of an award. Awards are not transferable other than to the personal representatives of a deceased participant. They may only be granted during the six weeks following completion of the Merger or an announcement of results, or if the Remuneration Committee considers there are exceptional circumstances.

No awards will be made later than the tenth anniversary of the approval of the 2002 Share Plan by shareholders and the Remuneration Committee will review its operation after no more than five years.

Part IX — Additional Information

10.3	Source of National Grid Transco Shares

Any group company may provide money to a third party for the acquisition of National Grid Transco Shares (by purchase or subscription) to be held for the purposes of the 2002 Share Plan, enter into any guarantee or indemnity for those purposes, or meet their reasonable expenses, to the extent permitted by law. It is probable that the trustee of the 1996 Employee Benefit Trust will be the third party concerned.

10.4	Performance measurement

The extent to which awards will vest will be subject to a performance condition. The Remuneration Committee will have discretion on each occasion to set the condition, and, while there is no current intention to make awards, National Grid does not currently envisage circumstances where less demanding criteria will apply than requiring National Grid Transco’s total shareholder return over a single three year period to be at least at the median of an appropriate comparator group for any part of the award to vest and at least at the upper quartile for it to vest fully.

10.5	Vesting of awards

An award may not normally vest earlier than three years after it was made and shares will not normally be released until the expiry of an additional year’s retention period (i.e. four years in total). Notwithstanding any other rule, if awards are structured as options, they will remain exercisable until three months following the later of their becoming exercisable and the participant being free to deal in National Grid Transco’s Shares.

10.6	Special circumstances

If a participant ceases employment an award will normally lapse unless the cessation is as a result of death, injury, disability, pregnancy, redundancy, the participant’s business unit ceasing to be part of the Merged Group, retirement or otherwise at the Remuneration Committee’s discretion in which case the awards will vest on the same basis as for a takeover.

Provisions exist for the early vesting of an award in the event of a takeover, reconstruction or winding-up of National Grid Transco (other than an internal reorganisation or, at the discretion of the Remuneration Committee, a merger), subject to the performance condition(s), and pro-rated by reference to time elapsed with the Remuneration Committee determining the extent to which the condition(s) have been satisfied if the performance period has not by then ended.

In the event of both leaver situations and a takeover, reconstruction or winding-up of National Grid Transco, the Remuneration Committee has a general discretion to determine a more appropriate method for dealing with awards and, in addition, has discretion to similarly vest awards in the event of a demerger or other event which has a significant impact on National Grid Transco’s share price.

10.7	Adjustment of Awards

In the event of any increase or variation of the share capital of National Grid Transco, or the payment of a capital dividend or a like event affecting National Grid Transco, the Remuneration Committee may make such adjustments as it considers appropriate to the number of National Grid Transco Shares the subject of the award

10.8	Pensionability

No benefits received under the 2002 Share Plan will be pensionable.

10.9	Limits on participation

The total number of National Grid Transco Shares over which awards may be made to any one participant during any financial year of National Grid Transco may not exceed the number whose value is 125 per cent. of his base salary.

The following provisions limit the number of National Grid Transco Shares which can be issued for the purposes of the 2002 Share Plan and are designed to correspond with the limits in the National Grid Executive Share Option Plan 2002.

The number of National Grid Transco Shares for which rights to subscribe may be granted under the 2002 Share Plan, or which may be issued to a third party (other than on exercise of a right to subscribe) to be used for 2002 Share Plan awards, may not exceed 10 per cent. of National Grid Transco’s issued ordinary share capital over any ten year period, when added to shares issued or remaining issuable under options granted in that period, or issued otherwise than on option exercise, under any other employees’ share scheme established by National Grid

Transco or any associated company. Awards pursuant to an executive share plan may not exceed 5 per cent. of National Grid Transco’s issued share capital (similarly calculated) over the same period.

10.10	Alterations to the 2002 Share Plan

The Remuneration Committee may alter any of the provisions of the 2002 Share Plan, or the terms of any award granted under it, in any respect except that no alteration or addition to the following rules of the 2002 Share Plan to the advantage of participants shall be made without the prior approval of National Grid Transco in general meeting:

(a)	the persons eligible to participate and the basis on which their entitlement is determined; or
(b)	the terms on which a participant is able to exercise an award; or
(c)	the limits on participation described above; or
(d)	the rights attaching to National Grid Transco Shares issued under the 2002 Share Plan (if any); or
(e)	the terms concerning adjustment of awards in the event of an increase or variation of share capital, capital dividend or like event,

but for the avoidance of doubt the above does not prevent the Remuneration Committee from adjusting performance conditions attaching to existing awards to reflect intervening events. Such ability will not be used to make such conditions less demanding than the conditions were intended to be.

10.11	General

The National Grid Transco Directors reserve the right to establish schedules to the 2002 Share Plan or other plans based on the 2002 Share Plan but modified to take account of local tax, exchange control or securities laws outside the UK provided that any shares made available under such schedules or plans will be treated as counting against the relevant individual or overall dilution limits of the 2002 Share Plan.

The National Grid Directors reserve the right to amend the draft rules of the 2002 Share Plan up to and including the date of the National Grid EGM provided that they do not materially conflict with the foregoing summary. The resolution to adopt the 2002 Share Plan permits National Grid Transco Directors to vote and be counted in the quorum on any matter connected with the 2002 Share Plan, notwithstanding that they might have an interest in the 2002 Share Plan, and relaxes any prohibition on voting by interested directors contained in the National Grid Transco Articles.

No awards will be made under the 2002 Share Plan prior to completion of the Merger. Further, prior to making any awards under the 2002 Share Plan, the Remuneration Committee will consult with the Association of British Insurers and National Grid Transco’s principal shareholders regarding the detailed terms of initial awards.

11.	Lattice Share Schemes

11.1	The following Lattice Share Schemes will continue to be operated after the Merger although, except as stated in the summaries below, no new options or awards will be made under them:
11.1.1	the Lattice Group Sharesave Scheme (the “Lattice Sharesave Scheme”);
11.1.2	the Lattice Group Long Term Incentive Scheme (the “Lattice LTIS”);
11.1.3	the Lattice Group Short Term Incentive Scheme (the “Lattice STIS”);
11.1.4	the Lattice Group All Employee Share Ownership Plan (the “Lattice AESOP”);
11.1.5	the BG Group Employee Profit Sharing Scheme (the “BG Profit Sharing Scheme”);
11.1.6	the SST (UK) Limited Executive Share Option Scheme (the “SST Scheme”);
11.1.7	the FPL Telecom Limited Telecommunications Incentive Scheme (the “186k Scheme”);
11.1.8	the Lattice Group Employees Share Trust (the “Lattice EST”);
11.1.9	the Lattice Group Employee Share Ownership Trust (the “Lattice ESOT”); and
11.1.10	a conditional share award made to Colin Matthews dated 12 December 2000 (the “Colin Matthews Award”).

Part IX — Additional Information

11.2.1	Lattice Group Sharesave Scheme

As a result of the Merger, participants in the Lattice Group Sharesave Scheme may elect to exercise their options or exchange their options over Lattice Shares for equivalent options over National Grid Transco Shares. To the extent options are exercised, the Lattice Shares they acquire will immediately be transferred to National Grid Transco in return for the issue of National Grid Transco Shares. Those new options will be governed by the rules of the Lattice Group Sharesave Scheme.

The rules of the Lattice Group Sharesave Scheme are substantially the same as the rules of the National Grid Sharesave Plan except that:

(a)	early exercise of options before they are three years old is permitted on retirement at age 60 rather than 65;

(b)	options which are more than three years old may be exercised on leaving employment by reason of retirement at age 55 or older or by reason of pregnancy in addition to the reasons which apply to options which are less than three years old;

(c)	options will be exercisable in the event of an internal reorganisation which takes the form of a take-over or winding-up.

11.2.2	Lattice LTIS

The terms of the Lattice LTIS provide that the Lattice Shares subject to the Lattice LTIS awards will be transferred to participants to the extent that the performance conditions imposed on those awards have been achieved prior to the Merger becoming effective. Subject to the following paragraphs, all participants will be offered the opportunity (instead of receiving Lattice Shares in accordance with the previous sentence) to exchange their awards for awards over National Grid Transco Shares. The terms of this offer have not yet been finalised, but this exchange offer will be on the same terms as under the Lattice Scheme and awards will otherwise continue on their existing terms subject to any variations which the remuneration committee may decide are appropriate for any group of participants (such as in relation to performance criteria or retention periods). For participants who do not accept the exchange offer, their awards will vest as referred to above and in that event their interest in the Lattice LTIS comes to an end.

The three participants who are due to become executive directors of National Grid Transco, namely John Wybrew, Steve Lucas and Colin Matthews, have agreed to the following arrangements in relation to their Lattice LTIS awards.

Lattice Shares would have been transferred to John Wybrew and Steve Lucas under their 1999 awards as a result of the Merger. They have agreed to forgo the right to have these Lattice Shares transferred to them and instead the Lattice Shares will be substituted by National Grid Transco Shares and made subject to nil-cost options which will not normally be exercisable until October 2003, being the time when the Lattice Shares subject to the original 1999 awards would have been transferred to the participants if the Merger had not taken place. The participants may benefit from a dividend reinvestment programme on the Lattice Shares subject to the option in the same way they might have if the original awards had continued. The 1999 awards are awards originally made in respect of BG ordinary shares which were reconstituted into allocations over Lattice Shares on Demerger.

Lattice Shares would also have been received by John Wybrew and Steve Lucas under their 2000 and/or 2001 Lattice LTIS awards and by Colin Matthews under his 2001 Lattice LTIS award as a result of the Merger. They have agreed to forgo the right to have the Lattice Shares transferred to them and instead these awards will continue on their original terms following the Merger except that: (i) the performance targets following the Merger will be a measure of the total shareholder return (“TSR”) of National Grid Transco rather than of Lattice; and (ii) unless the remuneration committee of National Grid Transco decides otherwise, participants who leave employment for any reason will be entitled to the Lattice Shares under their awards, subject to the achievement of the performance targets measured at that time. The TSR will be measured against the same comparator group of companies as is currently used for the Lattice LTIS. Subject to the achievement of the performance conditions and continued employment, the participants will receive National Grid Transco Shares under the revised awards in November 2004 and November 2005 respectively.

Details of the National Grid Transco Shares held under the Lattice LTIS immediately following completion of the Merger are set out in the table in section 7.2 of this Part IX.

11.2.3	Lattice STIS

This Lattice STIS is an annual bonus scheme under which participants usually receive payments in Lattice Shares. It is intended that awards which pay out under the Lattice LTIS following the Merger becoming effective will be satisfied with either cash or National Grid Transco Shares.

Performance targets for the annual accounting period of Lattice are set by the Lattice Directors and are usually based on the achievement of profit, cash flow and operating expenditure. Targets relating to health and safety and public standards of service are also included to reflect the importance placed on such areas by Lattice Group. The performance targets applying to awards subsisting at the time of the Merger may be adjusted by the remuneration committee of National Grid Transco to reflect the impact of the Merger. The remuneration committee of National Grid Transco will consider the level of achievement of key performance targets at the end of the annual accounting period of National Grid Transco. Participants may earn a bonus of up to a value equivalent to 50 per cent of their base pay depending on their grade.

11.2.4	Lattice AESOP

The Lattice Shares held by the Lattice AESOP trustees on behalf of participants will be substituted for New National Grid Transco Shares on the same terms as under the Lattice AESOP and awards will otherwise continue on their existing terms after the Merger becomes effective. The terms of the Lattice AESOP are substantially the same as those of the National Grid UK Plan and UK Trust. Awards of Free Shares and Partnership Shares have been made under the Lattice AESOP. Further awards under the Lattice AESOP may be made after completion of the Merger but over National Grid Transco Shares.

The principal terms of the Lattice AESOP and accompanying trust are identical in all material respects to the UK Plan and UK Trust summarised at sections 9.3.10 and 9.4 above except that:

(a)	the rules currently provide for awards to be made over Lattice Shares. Before any new awards are made post merger, the Rules will be amended to permit such awards to be made over National Grid Transco Shares;

(b)	only employees of Lattice and its subsidiaries will be eligible to participate. Employees of other National Grid Transco group companies will not be so eligible; and

(c)	the rules do not reserve to the board the power to establish an unapproved top-up arrangement as explained in section 9.3.10(f) of this Part.

If the Lattice AESOP is operated following the Merger, the limits on dilution summarised in section 9.4(a) above will be introduced so that it is consistent in this respect with the UK Plan.

The trust used in connection with the Lattice AESOP is a UK resident trust, the trustee of which is a subsidiary of Lattice.

11.2.5	BG Profit Sharing Scheme

The Lattice Shares held by the BG Profit Sharing Scheme trustees on behalf of participants will be substituted for New National Grid Transco Shares on the same terms as under the BG Profit Sharing Scheme and awards will otherwise continue on their existing terms after the Merger becomes effective. The terms of the BG Profit Sharing Scheme are substantially the same as those of the National Grid Profit Sharing Scheme (1990).

11.2.6	SST Scheme

Options have been granted over non-voting C ordinary shares in SST under the SST Scheme to most employees of SST and its subsidiaries (the “SST Group”).

(a)	Exercise Price

The exercise price for options granted in the period between 18 and 31 December 2000 is £1.61 and, for all other options, it is the fair value of a share on the date of grant determined by the remuneration committee of SST multiplied by a factor of 161 divided by 100 (rounded down to the nearest 1 pence).

(b)	Exercise of Options

An option may be exercised to the extent that the option is vested according to a vesting schedule. The options may be exercisable in full for a limited period if any new person obtains direct or indirect control of SST or if there is an amalgamation or winding-up of SST or if the business of SST is sold. In such circumstances, the board

Part IX — Additional Information

of directors of SST may require optionholders to exchange their options for equivalent options which will also be governed by the SST Scheme.

If an option holder ceases to be employed within the SST Group (other than for cause) he may exercise his options within 90 days to the extent the options have vested. Otherwise his options will lapse on cessation of employment unless the remuneration committee of SST decides otherwise.

(c)	General

In the event of a variation in the share capital of SST options may be adjusted in such manner as the remuneration committee of SST decides, subject to auditors’ approval.

The remuneration committee of SST may make such amendments to the SST Scheme and options granted under it as it thinks fit.

Any shares issued under the SST Scheme will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a record date prior to the date of exercise.

The options are not transferable, assignable or chargeable.

Benefits under the SST Scheme are not pensionable.

11.2.7	186k Scheme

Awards of notional shares (“Units”) in 186k have been made to certain of the executive directors of Lattice and selected employees of 186k. On redemption of the Units, the participants receive cash representing the difference between the base price of the Units and the last available valuation of 186k, less deductions for tax and employee national insurance.

Units may normally be redeemed on the fifth anniversary of the date of award, following which, participants must redeem them within a further five years, or the Units will lapse. Units become redeemable earlier in the event a participant ceases to be employed due to death, injury, disability, redundancy or retirement or any other reason at the discretion of the remuneration committee of Lattice. In other cases of cessation of employment all Units will be forfeited. Units are also redeemable early if the shares of 186k are listed on a stock exchange or if there is a successful completion of a take-over offer for 186k or Lattice or there is a reconstruction or amalgamation of 186k (other than as part of an internal reorganisation) or if there is a sale of the business of 186k or a winding-up of 186k.

11.2.8	Lattice EST

The Lattice EST is constituted by a trust deed made between Lattice and an offshore, independent professional trustee.

The Lattice EST can be used to provide benefits to employees and former employees of Lattice and its subsidiaries and certain of their dependents. The Lattice EST has the power to acquire Lattice Shares by subscription or purchase. The Lattice EST has been operated in conjunction with the Lattice LTIS and the Colin Matthews Award. The trustee of the Lattice EST is required to consult with a liaison committee as regards making awards under the Lattice LTIS. The liaison committee currently comprises of three employees of Lattice.

The trustees of the Lattice EST will not, without prior shareholder approval, acquire any Lattice Shares if, as a result of that acquisition, it could cause the aggregate number of Lattice Shares held by the Lattice EST and the trustees of any other employees’ share scheme or trust (but excluding shares held by the trustee of a profit sharing scheme) to exceed 5 per cent. of the issued ordinary share capital of Lattice.

The trustees of the Lattice EST waive all dividends on any Lattice Shares held in trust unless Lattice decides to pay such dividends.

11.2.9	Lattice ESOT

The Lattice ESOT is constituted by a trust deed made between Lattice and an onshore trustee company which is a subsidiary of Lattice.

The Lattice ESOT can be used to provide benefits to certain employees and former employees of Lattice and its subsidiaries and certain of their dependents. The Lattice ESOT has the power to acquire Lattice Shares by subscription or purchase. The Lattice ESOT has been used to provide Lattice Shares under the Lattice STIS. The Lattice ESOT cannot hold, without prior shareholder approval, more than 5 per cent. of the issued Lattice Shares when aggregated with the number of Lattice Shares which are held at that time by the trustee of any Qualifying Employee Share Ownership Trust established by Lattice (but excluding any Lattice shares which a beneficiary has an absolute right to receive).

The trustee of the Lattice ESOT waives all dividends on any shares held in trust except where the terms of a Lattice share scheme provides otherwise.

11.2.10	Colin Matthews

Colin Matthews holds a conditional award of Lattice Shares which provides that all the Lattice Shares subject to his award would be transferred to him as a result of the Merger. However, Colin Matthews has agreed to forgo the right to have the Lattice Shares transferred to him and his award will continue until the time when it would normally vest (1 November 2003). If he leaves employment before that date for reasons other than gross misconduct, his award will vest immediately.

12.	Information relating to the National Grid and Lattice pension schemes

12.1	National Grid

Substantially all of National Grid Group’s UK employees are members of the Electricity Supply Pension Scheme (the “ESPS”), a defined benefit funded scheme. The assets of the ESPS are held in a separate trustee administered fund. The ESPS is divided into sections, one of which is National Grid Group’s section. The latest full actuarial valuation of National Grid Group’s section of the ESPS was carried out by Bacon & Woodrow, Consulting Actuaries, as at 31 March 2001. The results of this actuarial valuation have been used as the basis for assessing pension cost.

The projected unit method was used for the last valuation and the principal actuarial assumptions adopted were that the real rates of return would be 4.5 per cent. on investments held in respect of members before they reach retirement and 3.5 per cent. on investments held in respect of members after they reach retirement; that the annual rate of inflation would average 2.3 per cent.; that the real annual increase in salary would average 1.0 per cent.; and that pensions would increase at a real annual rate of 0.2 per cent. The total market value of the assets relating to National Grid Group’s section of the ESPS at 31 March 2001 was £1,336.3 million and the actuarial value of the assets represented approximately 118.3 per cent. of the actuarial value of the benefits that had accrued to members on a past service basis. The agreed contribution rate for the forthcoming year is 6 per cent.

Substantially all of National Grid Group’s US employees are members of defined benefit plans. The assets of the plans are held in separate trustee administered funds. The latest full actuarial valuations were carried out as at 31 January 2002 for the Niagara Mohawk plans (for the purpose of determining the fair value of the net assets acquired on the acquisition of Niagara Mohawk) and at 1 April 2001 for the remainder of the US plans. The projected unit method was used for the latest valuations and the principal actuarial assumptions adopted were that the real annual rate of return on investments would average 5.7 per cent. for Niagara Mohawk schemes and 4.7 per cent. for other US plans, that real annual increases in salary would average 0.25 per cent. for Niagara Mohawk plans; 0.5 per cent. for other US plans; that inflation would average 3.0 per cent for Niagara Mohawk plans and 4.0 per cent. for other US plans; and that nominal increases in pensions would be nil. The market value of the assets relating to National Grid Group’s US defined benefit plans at 1 April 2001 and 31 January 2002 (Niagara Mohawk) total $2.126 million and the actuarial value of the assets represented 91 per cent. of the actuarial value of the benefits that had accrued to members, after allowing for future salary increases. There is no formally agreed contribution rate for the US plans.

The pension cost for the year ended 31 March 2002 charged to operating profit of £21.6 million (2001: £18.9 million, 2000: £10.4 million) represents the regular pension cost of £18.5 million (2001: £21.2 million; 2000: £13.0 million) plus a variation from regular pension cost totalling £3.1 million (2001: £2.3 million (net credit); 2000: £2.6 million (net credit)), which includes a credit of £1.5 million; (2001: £1.5 million; 2000: £1.5 million) relating to the partial release of a pension provision. In addition, net interest includes a credit of £8.1 million (2001: £15.7 million; 2000: £3.5 million) in respect of the notional interest element of the variation from the regular pension cost.

Included in debtors is a pension prepayment of £34.6 million (2001: £28.2 million).

12.2	Lattice

The majority of employees of Lattice Group participate in the Lattice Group Pension Scheme (the “Pension Scheme”). Lattice is the principal employer of the Pension Scheme. The Pension Scheme is exempt approved for tax purposes.

Part IX — Additional Information

The Pension Scheme has two sections: the defined contribution section and the defined benefit section. The defined contribution section provides for employees and employers to make contributions, with the pension based on accumulated funds. This section was introduced with effect from 1 April 2002 and is available to new recruits from that date. The defined benefit section is a “final salary” type arrangement and is generally only available to employees who were in the Pension Scheme prior to 1 April 2002.

As at 31 March 2002, the Pension Scheme had approximately 15,400 active members, 29,500 deferred pensioners and 76,100 pensioners. The Pension Scheme is administered by its trustees which include representatives from the management, the employees and the pensioners. The majority of the assets of the Pension Scheme are managed by Aerion Fund Management Limited which is regulated by the Financial Services Authority and is wholly-owned by the Pension Scheme. The most recent actuarial valuation of the Pension Scheme was carried out by Watson Wyatt Partners, Consulting Actuaries, as at 31 March 2001. The assumptions used are as stated in note 27 to the financial statements in Part V of this document.

Excluding the assets and liabilities attributable to BG Group members who left the Pension Scheme on 4 July 2001 (following the Demerger) the actuarial valuation showed that the aggregate market value of the Pension Scheme’s assets was £11,963 million. The value of those assets was 104 per cent. of the benefits due to members calculated on the basis of pensionable earnings and service as at 31 March 2001 on an ongoing basis (using the projected unit method) and allowing for projected increases in pensionable earnings and pensions.

The results of the valuation showed that based on the long-term financial assumptions the contribution rate required to meet future benefits accrual is 26.6 per cent. of pensionable earnings (23.6 per cent. employers and 3 per cent. employees) though employers’ contributions could be maintained at the level of 3 per cent. until March 2004. Employer’s contributions were however increased from 3 per cent. to 8.5 per cent. with effect from 1 January 2002. Based on the assumption used for the valuation these contributions could be paid until 30 September 2004 when the contributions will increase to 23.6 per cent. of pensionable earnings. In practice, the employers’ contribution rate will be reviewed again at the next actuarial valuation, which is due to be carried out as at no later than 31 March 2004.

The rules of the Pension Scheme require pensions in payment and in deferment to be increased annually in line with the rise in the RPI. The principal employer has the power to discontinue this requirement at any time on six months’ notice in respect of active members’ future service in the defined benefit section and for annuities provided for in the Pension Scheme in respect of defined contribution members after the effective date of the change. In that event, the value of the Pension Scheme’s assets at the time (adjusted for investment return) will be used in the first instance for members’ past service benefits (including future pension increases on past service and annuities already provided for in the Pension Scheme).

Lattice Group provides access to group personal pension or stakeholder pension arrangements for employees who are not eligible to join the Pension Scheme.

13.	Principal subsidiaries and other principal undertakings of National Grid

13.1	Principal subsidiaries of National Grid

The principal subsidiaries of National Grid, as at 13 June 2002 (being the latest practicable date prior to publication of this document) are as follows:

Name of company	Registered office	Principal activities	Interest held

National Grid Holdings One plc	15 Marylebone Road London NW1 5JD UK	Acting as a holding company	100%
National Grid Holdings Limited	15 Marylebone Road London NW1 5JD UK	Acting as a holding company	100%
The National Grid Company plc	National Grid House Kirby Corner Road Coventry CV4 8JY UK	Transmission of electricity in England and Wales	100%
National Grid (US) Holdings Limited	15 Marylebone Road London NW1 5JD UK	Acting as a holding company	100%
National Grid USA	25 Research Drive Westborough Massachusetts MA 01532, USA	Acting as a holding company	100%
Massachusetts Electric Company	55 Bearfoot Road Northborough Massachusetts MA 01582, USA	Distribution of electricity in Massachusetts	100%
The Narragansett Electric Company	280 Melrose Street Providence Rhode Island RI 02901, USA	Distribution and transmission of electricity in Rhode Island	100%
New England Power Company	25 Research Drive Westborough Massachusetts MA 01582, USA	Transmission and generation of electricity in New England	100%
Niagara Mohawk Holdings, Inc.	300 Erie Boulevard West Syracuse New York NY 13202, USA	Acting as a holding company	100%
Niagara Mohawk Power Corporation	300 Erie Boulevard West Syracuse New York NY 13202, USA	Transmission and distribution of electricity and natural gas in New York State	100%

Part IX — Additional Information

13.2	Other principal undertakings of National Grid

The other principal undertakings of National Grid as at 13 June 2002 (being the latest practicable date prior to publication of this document) are as follows:

13.2.1	Energis, whose registered office is at Carmelite, 50 Victoria Embankment, London EC4Y ODE, is a company incorporated in England and Wales whose securities are traded on the London Stock Exchange’s market for listed securities and on NASDAQ in the US. It carries on the business of providing telecommunications and internet services in the UK and certain countries in continental Europe. National Grid is the registered shareholder of, in aggregate, 36.8 per cent. of the issued share capital of Energis. Of this amount, 4.2 per cent. is reserved for holders of the 6 per cent. mandatorily exchangeable bonds due 2003 issued by National Grid. National Grid does not exercise its rights in relation to these shares and as such, National Grid Group has an economic interest in the share capital of 32.5 per cent. in Energis. As at 31 March 2001, the end of the last financial year for which audited accounts have been published, Energis had capital and reserves totalling, in aggregate, £1,319.7 million and, for the year ended 31 March 2001, losses on ordinary activities after tax of £100.1 million as reported in Energis’ annual report for the year ended 31 March 2001. As at 12 June 2002 (being the latest practicable date prior to the publication of this document), Energis had an issued share capital of 1,739,242,502 ordinary shares of 10 pence each. Based on an Energis Closing Price of 1.45 pence per share, National Grid Group’s economic interest in Energis was valued at £8.2 million. As at 12 June 2002 (being the latest practicable date prior to the publication of this document), there were no amounts still to be paid up on any Energis shares held by National Grid Group, no dividends had been paid by Energis to any of its shareholders including National Grid Group and there were no borrowings owed to or by National Grid Group to Energis; and

13.2.2	JVCO, whose registered address is Praia de Botafogo, N. 300-13 Andar, Sala 1301, Rio de Janeiro, Brazil is a company incorporated in Brazil, 50 per cent. of which is owned by National Grid Brazil BV. It is a joint venture whose wholly-owned subsidiary, Intelig, has been awarded a licence to provide telecommunications services in Brazil. The remaining 50 per cent. of JVCO is owned by Telecom Entity Participac ¸o ˜es Limitada, a company which is owned 50 per cent. each by France Telecom S.A. and Sprint Corporation. As at 31 December 2001, the end of its last financial year, JVCO had capital and reserves totalling, in aggregate, R$498.9 million and, for the year ended 31 December 2001, losses on ordinary activities after tax of R$413.5 million. As at 12 June 2002 (being the latest practicable date prior to the publication of this document) National Grid Group’s interest in JVCO had been written down to nil, there were no amounts still to be paid up on any shares in JVCO held by National Grid Group and no dividends had been paid by JVCO to any of its shareholders including National Grid Group. Details of the borrowings owed by JVCO and Intelig to National Grid Group are set out in section 14.1 below.

14.	Principal investments of National Grid Group

The main investments of National Grid Group in other undertakings over the last three financial years and during the current financial year are as follows:

14.1	on 10 December 1998, National Grid Group, through its indirect wholly-owned subsidiary, National Grid Brazil BV, entered into a quotaholders agreement with Telecom Entity Participações Limitada (“Telecom Entity”), a company owned 50 per cent. each by France Telecom S.A. and Sprint Corporation, for the development of a telecommunications services joint venture in Brazil. National Grid Group and Telecom Entity each have a 50 per cent. interest in JVCO, which is the ultimate holding company of Intelig. As at 12 June 2002 (being the latest practicable date prior to the publication of this document) National Grid Group had invested, in aggregate, $429.3 million in the equity of JVCO, and $105 million in aggregate in shareholder loans to either JVCO or Intelig together with accrued interest thereon;

14.2	on 22 March 2000, National Grid Group acquired NEES, an electricity transmission business operating in the north-eastern US, at a cost of approximately £2,070.8 million (excluding any assumed debt). Following its acquisition, NEES was merged into National Grid USA;

14.3	on 19 April 2000, National Grid USA acquired EUA, an electricity transmission and distribution business operating in Massachusetts and Rhode Island, at a cost of approximately £414.0 million (excluding any assumed debt); and

14.4	on 31 January 2002, National Grid Group acquired Niagara Mohawk, the principal activities of which are the delivery of electricity and natural gas in New York State, at a cost of approximately £2,186.5 million (excluding any assumed debt). Following its acquisition, Niagara Mohawk became a part of National Grid USA.

15.	Principal establishments of National Grid Group

The following are the principal establishments of National Grid Group:

Description	Location	Approximate gross internal area (sq.ft)	Tenure	Unexpired term and rent

Registered office and corporate centre	15 Marylebone Road London NW1 5JD UK	20,750	Leasehold	Approximately 11 years, rent currently £700,000 per annum

UK head office	National Grid House Kirby Corner Road Coventry CV4 8JY UK	84,270	Leasehold	Approximately 113 years, peppercorn rent

England and Wales transmission grid control centre	Berkshire UK	73,900	Freehold	—

US head office	25 Research Drive Westborough Massachusetts MA 01582, USA	316,420	Freehold	—

US New England distribution center	55 Bearfoot Road Northborough Massachusetts MA 01532, USA	155,200	Freehold	—

US New York head office	300 Erie Boulevard West Syracuse New York NY 13202, USA	523,650 107,380	Freehold Leasehold	— Approximately 8 years, rent currently $1.5 million per year

US distribution centre – Western, NY	90 Dewey Ave. Buffalo New York NY 14214, USA	213,540	Freehold	—

US distribution centre – Western, NY	144 Kensington Ave. Buffalo New York NY 14214, USA	185,560	Freehold	—

US distribution centre – Central, NY	7437 Henry Clay Blvd. Liverpool New York NY 13088, USA	323,220	Freehold	—

US distribution centre – Eastern, NY	1125 Broadway Albany New York NY 12201, USA	225,250	Freehold	—

US New York customer service centre	401 S. Salina Street Syracuse New York NY 13202, USA	116,290	Leasehold	Approximately 3 years, rent currently $1.5 million per year

In addition to the principal establishments listed above, in England and Wales National Grid Group owns or leases approximately 265 properties, approximately 230 of which are sites of substations and the remainder of which are offices and other premises. In the US, National Grid Group owns or leases 1,371 properties, 1,252 of which are substations and 119 are offices or other premises.

Part IX — Additional Information

16.	UK taxation

The comments set out below summarise the UK taxation treatment of holders of Lattice Shares under the Lattice Scheme and of holders of National Grid Transco Shares. They are based on existing law and what is understood to be current Inland Revenue practice. They are intended as a general guide and apply to shareholders resident or (if individuals) ordinarily resident for tax purposes in the UK who hold Lattice Shares and National Grid Transco Shares as an investment (and not as securities to be realised in the course of a trade) and who are the absolute beneficial owners of those shares. Shareholders who are in any doubt about their taxation position, or who are resident in a jurisdiction outside the UK, should consult their own professional advisers.

Overseas holders of Lattice Shares are referred to section 17 below, which summarises certain tax consequences of the Lattice Scheme for such holders.

16.1	UK taxation of capital gains (“CGT” )

For CGT purposes, rollover relief should be available to Lattice Shareholders in respect of the cancellation of their existing Lattice Shares and the issue to them of New National Grid Transco Shares. Accordingly, such Lattice Shareholders should not be treated as having made a disposal of their Lattice Shares for CGT purposes, and the New National Grid Transco Shares issued should be treated as the same asset and as having been acquired at the same time as the Lattice Shares. The New National Grid Transco Shares should therefore have the same base cost as the Lattice Shares which they replace.

Clearance has been obtained in respect of the Lattice Scheme under section 138 of the Taxation of Chargeable Gains Act 1992.

To the extent that Lattice Shareholders receive cash in respect of fractional entitlements to New National Grid Transco Shares, this will be treated as a part disposal of Lattice Shares for CGT purposes which may, depending on the shareholder’s individual circumstances, give rise to a liability to CGT. Lattice Shareholders who receive cash and also receive New National Grid Transco Shares will not be treated as making a disposal for CGT purposes. Instead, the cash received will be deducted from the base cost otherwise attributable to the New National Grid Transco Shares for CGT purposes.

A disposal of National Grid Transco Shares (including any disposal of New National Grid Transco Shares acquired under the Lattice Scheme) by a shareholder resident or ordinarily resident for tax purposes in the UK or a shareholder who carries on a trade, profession or vocation in the UK through a branch or agency and who has used, held or acquired the National Grid Transco Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the shareholder’s circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for CGT purposes. A shareholder who is an individual and who has, on or after 17 March 1998, ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five tax years and who disposes of National Grid Transco Shares during that period may also be liable to CGT (subject to any available exemption or relief).

16.2	Taxation of dividends

National Grid Transco will not be required to withhold tax at source when paying a dividend.

An individual shareholder who is resident in the UK (for tax purposes) and who receives a dividend from National Grid Transco will be entitled to a tax credit which such shareholder may set off against his total income tax liability on the dividend. The tax credit will be equal to 10 per cent. of the aggregate of the dividend and the tax credit (the “gross dividend”), which is also equal to one-ninth of the cash dividend received. A UK resident individual shareholder who is liable to income tax at the starting or basic rate will be subject to tax on the dividend at the rate of 10 per cent. of the gross dividend, so that the tax credit will satisfy in full such shareholder’s liability to income tax on the dividend. In the case of a UK resident individual shareholder who is liable to income tax at the higher rate, the tax credit will be set against, but not fully match, his tax liability on the gross dividend and he will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the cash dividend received) to the extent that the gross dividend, when treated as the top slice of his income, falls above the threshold for higher rate income tax.

UK resident taxpayers who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by National Grid Transco, although charities will be entitled to limited compensation in lieu of repayable tax credits until 5 April 2004.

Tax credits on dividends paid by National Grid Transco in respect of shares held in personal equity plans (“PEPs”) or individual savings accounts (“ISAs”) will be repayable on dividends paid on or before 5 April 2004.

UK resident corporate shareholders will generally not be subject to corporation tax on dividends paid by National Grid Transco. Such shareholders will not be able to claim repayment of tax credits attaching to dividends.

Non-UK resident shareholders will not generally be able to claim repayment from the Inland Revenue of any part of the tax credit attaching to dividends paid by National Grid Transco. A shareholder resident outside the UK may also be subject to taxation on dividend income under local law.

16.3	UK stamp duty and stamp duty reserve tax (“SDRT” )

No UK stamp duty or SDRT will be payable by Lattice Shareholders in relation to the allotment and issue to them of New National Grid Transco Shares pursuant to the Lattice Scheme.

A transfer for value of National Grid Transco Shares will generally be subject to UK stamp duty or to SDRT. Stamp duty and SDRT are normally a liability of the purchaser. The amount of stamp duty or SDRT payable is generally calculated at the applicable rate on the consideration for the transfer of the National Grid Transco Shares, being 0.5 per cent. of the amount or value of the consideration (rounded up to the nearest £5 in the case of stamp duty).

Paperless transfers of National Grid Transco Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within CREST. Deposits of National Grid Transco Shares in CREST will generally not be subject to SDRT, unless the transfer into CREST is itself for consideration.

Special rules apply to the transfer or deposit of shares into any depositary receipt or clearance service arrangement and in relation to market intermediaries.

16.4	Other tax matters

Clearance has been obtained in respect of the Lattice Scheme and the Merger under section 215 of the Income and Corporation Taxes Act 1988.

Special tax provisions may apply to Lattice Shareholders who have acquired or acquire their Lattice Shares by exercising options under the Lattice Shares Schemes, including provisions imposing a charge to income tax. Further details will be provided in a circular, which will be sent to optionholders in due course.

17.	Overseas taxation

17.1	United States

The following is a summary of the material US federal income tax consequences of the Merger to a US Holder (as defined below) who holds Lattice Shares as a capital asset and receives New National Grid Transco Shares in connection with the Merger and of the ownership and disposition of New National Grid Transco Shares by a US Holder who holds such shares as a capital asset. This summary does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, insurance companies, banks, securities-broker dealers, investors liable for the alternative minimum tax, investors that actually or constructively own five per cent. or more of the shares of Lattice or National Grid Transco, investors that hold Lattice Shares or New National Grid Transco Shares as part of a straddle, hedging or conversion transaction or investors whose functional currency is not the US dollar or investors who acquired their Lattice Shares or New National Grid Transco Shares pursuant to the exercise of an option or otherwise as compensation), some of whom may be subject to special rules.

This summary is based on the current tax laws of the US (including the Internal Revenue Code of 1986 as amended (the “Code”), its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions; all as in effect on the date hereof), as well as on the convention for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains currently in effect (the “Treaty”), all of which are subject to change or changes in interpretation, possibly with retroactive effect. On 24 July 2001, the governments of the UK and the US signed a new convention for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains (the “New Treaty”) that, if ratified by the US Senate and the UK Parliament, will replace the existing Treaty. The New Treaty will only come into force once each country has notified the other of the completion of its ratification procedure. It is unknown whether or when the UK and US governments will ratify the New Treaty.

Part IX — Additional Information

All holders of Lattice Shares who receive New National Grid Transco Shares pursuant to the Merger should consult their own tax advisers concerning the specific US federal, state and local tax consequences of the ownership of the New National Grid Transco Shares in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.

17.1.1	Definition of “US Holder”

For purposes of this summary, the term “US Holder” means a beneficial owner of shares that: (i) is an individual citizen or resident of the US for US federal tax purposes, a corporation or certain other entities created or organised in or under the laws of the US, any state therein or the District of Columbia, an estate whose income is subject to US federal income tax regardless of its source, or a trust if a court within the US can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust; (ii) is resident in the US for purposes of the Treaty (and, in the case of a corporation, is not also resident in the UK for UK tax purposes); (iii) is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, five per cent. or more of the voting power or value of the stock of either Lattice or National Grid Transco; (iv) holds the Lattice Shares or the New National Grid Transco Shares in a manner which is not effectively connected with a permanent establishment in the UK from which such person performs independent personal services; and (v) is not otherwise ineligible for benefits under the Treaty with respect to income and gains derived in connection with the Lattice Shares or the New National Grid Transco Shares. If a partnership holds Lattice Shares or New National Grid Transco Shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US Holder is a partner in a partnership that holds the Lattice Shares or the New National Grid Transco Shares, such holder is urged to consult its own tax adviser.

17.1.2	US federal income tax consequences of the Merger

Assuming that, immediately after the transaction, National Grid Transco owns shares representing at least 80 per cent. of the total combined voting power of all classes of stock entitled to vote and at least 80 per cent. of the total number of shares of all other classes of stock of Lattice, the exchange of Lattice Shares solely for New National Grid Transco Shares pursuant to the Merger should be treated as a tax-free “reorganisation” within the meaning of section 368(a) of the Code. If National Grid Transco does not obtain at least 80 per cent. of the total combined voting power of all classes of stock entitled to vote and at least 80 per cent. of the total number of shares of all other classes of stock of Lattice, the exchange of Lattice Shares for New National Grid Transco Shares will not qualify as a reorganisation and will be a taxable transaction, with the US tax consequences described below under “Failure to qualify as a tax-free reorganisation.” There can be no certainty that the IRS will not challenge the conclusions reflected in this summary or that a court would not sustain any such challenge. Neither Lattice nor National Grid Transco will recognise any gain or loss for US federal income tax purposes as a result of the Merger.

17.1.3	Tax-free reorganisation

If the exchange of Lattice Shares for New National Grid Transco Shares pursuant to the Merger qualifies as a tax-free reorganisation within the meaning of section 368(a) of the Code, as described above, the following summarises the material US federal income tax consequences of the Merger to a US Holder of Lattice Shares.

17.1.4	Receipt of New National Grid Transco Shares

In general, a US Holder who receives New National Grid Transco Shares in exchange for Lattice Shares pursuant to the Merger will not recognise any gain or loss upon such exchange (except to the extent cash is received in lieu of fractional New National Grid Transco Shares, which will be taxed as discussed below). The aggregate adjusted tax basis of New National Grid Transco Shares received in the exchange will be the same as the aggregate adjusted tax basis of the Lattice Shares surrendered therefor. The holding period of the New National Grid Transco Shares received by a US Holder will include the holding period of Lattice Shares exchanged therefor.

17.1.5	Cash received in lieu of New National Grid Transco Shares

If a US Holder would be entitled to a fractional interest in a New National Grid Transco Share such US Holder instead will receive the net cash proceeds from the sale of this fractional entitlement on an established securities market. A US Holder who receives cash in lieu of such fractional interest in a New National Grid Transco Share entitlement will recognise capital gain or loss equal to the difference between the US dollar value of the amount of the cash proceeds (calculated by reference to the spot rate in effect on the date received) and the portion of the holder’s tax basis allocable to such fractional interest. Any gain or loss generally will be US source gain or loss, and will be treated as long-term capital gain or loss if the holding period for the Lattice Shares surrendered therefor exceeds one year. The deductibility of capital losses is subject to significant limitations. If the US Holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. In addition, gains or losses with respect to any foreign currency received will be taxed as described below in connection with the receipt of dividends.

17.1.6	Failure to qualify as a tax-free reorganisation

If the Merger does not qualify as a tax-free reorganisation under section 368(a) of the Code, whether by reason of the failure of National Grid Transco to acquire 80 per cent. control or for any other reason, each US Holder who receives New National Grid Transco Shares in exchange for Lattice Shares pursuant to the Merger will recognise capital gain or loss equal to the difference between: (i) the sum of the fair market value, on the date of the exchange, of the New National Grid Transco Shares received and the amount of cash received in lieu of a fractional interest in New National Grid Transco Shares, if any, and (ii) the US Holder’s adjusted tax basis in the Lattice Shares surrendered therefor. This capital gain or loss generally will be US source gain or loss, and will be treated as long-term capital gain or loss if the holding period for the Lattice Shares exceeds one year. The deductibility of capital losses is subject to significant limitations. If the US Holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The holding period of the New National Grid Transco Shares received in such a taxable transaction will begin on the date after the exchange.

17.1.7	Taxation of dividends

The gross amount of distributions, including any additional amount arising from a foreign tax credit claim as described below, paid to a US Holder by National Grid Transco will be taxable as ordinary income to the US Holder for US federal income tax purposes to the extent paid out of National Grid Transco’s current or accumulated earnings and profits, as determined for US federal income tax purposes, based upon the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by the US Holder, regardless of whether the payment is in fact converted into US dollars. The dividend will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Distributions by National Grid Transco in excess of its current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the US Holder’s tax basis in the New National Grid Transco Shares, thus reducing the US Holder’s adjusted tax basis in such shares, and thereafter as a capital gain.

Dividends paid with respect to the New National Grid Transco Shares will be treated as foreign source “passive income” or, in the case of certain US Holders, “financial services income”, for the purposes of computing allowable foreign tax credits for US federal income tax purposes. Under the Treaty, a US Holder that is eligible for benefits with respect to income derived in connection with the New National Grid Transco Shares (each such holder referred to as an “eligible US Holder”) and that claims the benefits of the Treaty with respect to a dividend from National Grid Transco will be entitled to a foreign tax credit for the UK tax notionally withheld with respect to such dividend. If an eligible US Holder is so entitled, the foreign tax credit would be equal to one-ninth of any dividend received and would give rise to additional dividend income in the same amount. Each eligible US Holder that relies on the Treaty to claim a foreign tax credit under these circumstances must file IRS Form 8833 (Treaty-Based Return Position Disclosure under section 6114 or 7701(b)) disclosing this reliance with its US federal income tax return for the year in which the foreign tax credit is claimed. Alternatively, an eligible US Holder may claim all foreign tax paid during a particular taxable year as an itemised deduction. A deduction does not reduce US federal income tax on a dollar for dollar basis like a tax credit. The deduction, however, is not subject to the limitations described above.

The rules governing the foreign tax credit are complex. Each US Holder is urged to consult its own tax adviser concerning whether the US Holder is eligible for benefits under the Treaty, whether, and to what extent, a foreign tax credit will be available under the Treaty with respect to dividends received from National Grid Transco, and whether the US Holder will be eligible for benefits under the New Treaty. US Holders are advised that under the New Treaty (pending ratification) there would be no notional UK withholding tax applied to a dividend payment and it therefore would not be possible to claim a foreign tax credit in respect of any dividend payment made by National Grid Transco.

The amount of any distribution paid in a foreign currency will be included in the gross income of a US Holder of New National Grid Transco Shares in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US Holder

Part IX — Additional Information

generally should not be required to recognise foreign currency gain or loss in respect of the distribution. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, the US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss recognised upon a subsequent conversion or other disposition of the foreign currency will be treated as US source ordinary income or loss. A de minimis rule permits individuals to ignore gains from a “personal transaction” (as defined in section 988(e)(3) of the Code) if the gain in question is $200 or less.

17.1.8	Sale of New National Grid Transco Shares

Upon a sale or other disposition of New National Grid Transco Shares, a US Holder generally will recognise capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised and the US Holder’s tax basis in the New National Grid Transco Shares. Such gain or loss generally will be US source gain or loss, and will be treated as a long-term capital gain or loss if the US Holder’s holding period in the New National Grid Transco Shares exceeds one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If the US Holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met.

If a US Holder receives foreign currency upon the sale of New National Grid Transco Shares, that US Holder may recognise ordinary income or loss as a result of currency fluctuations between the date of the sale and the date the sale proceeds are converted into US dollars, as described above in connection with the receipt of dividends.

17.1.9	Information reporting and backup withholding

Receipt of New National Grid Transco Shares (as well as any cash payments received in lieu of fractional shares) pursuant to the Merger and dividend payments made to a US Holder and proceeds paid upon the sale, exchange, or other disposition of a US Holder’s New National Grid Transco Shares may be subject to information reporting to the IRS. US federal backup withholding generally is imposed at a current rate of 30 per cent. (subject to scheduled reduction in future years) on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a US Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US Holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the US or through certain US-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder’s US federal income tax liability, and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

17.2	Canada

The following summary outlines the principal Canadian federal income tax consequences of the Lattice Scheme under the Income Tax Act (Canada) (the “Canadian Tax Act”) generally applicable to a holder of Lattice Shares who receives New National Grid Transco Shares in connection with the Lattice Scheme, and who, for purposes of the Canadian Tax Act, is or is deemed to be resident in Canada, deals at arm’s length with and is not affiliated with Lattice or National Grid Transco and holds the Lattice Shares and will hold the New National Grid Transco Shares as capital property (a “Canadian Holder”). This summary is based on the current provisions of the Canadian Tax Act, the regulations thereunder, specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Ministry of Finance (Canada) prior to the date hereof and counsel’s understanding of the current published administrative and assessing practices of the Canada Customs and Revenue Agency.

This summary is not an exhaustive analysis of all potential tax consequences to a Canadian Holder. This summary is of a general nature and is not intended to be, nor should it be, construed to be tax advice to any particular Canadian Holder. Canadian Holders are therefore advised to consult their own tax advisers as to their particular tax consequences.

For the purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of Lattice Shares and National Grid Transco Shares must be expressed in Canadian dollars, including dividends, adjusted cost base and proceeds of disposition; amounts denominated in sterling must be converted into Canadian dollars based on the prevailing sterling exchange rate generally at the time such amounts arise.

17.2.1	Taxable Disposition

Based upon counsel’s understanding of Canada Customs and Revenue Agency administrative practice, the cancellation of a Canadian Holder’s Lattice Shares and the issue to the Canadian Holder of New National Grid Transco Shares (including any fractional entitlement thereto) pursuant to the Lattice Scheme will constitute taxable disposition of the Lattice Shares that will give rise to a capital gain (or capital loss) to the extent that the aggregate fair market value of the New National Grid Transco Shares (including any fractional entitlement thereto) as at the Lattice Scheme Effective Date net of reasonable costs of disposition attributable thereto, exceeds (or is less than) the adjusted cost base to the Canadian Holder of the Lattice Shares. See section 17.2. below.

17.2.2 Dividends on New National Grid Transco Shares

Dividends on New National Grid Transco Shares will be required to be included in a Canadian Holder recipient’s income for purposes of the Canadian Tax Act. Such dividends received by a Canadian Holder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Canadian Tax Act. A Canadian Holder that is a corporation will generally not be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian Holder that is a “Canadian-controlled private corporation” as defined in the Canadian Tax Act may be liable to pay an additional refundable tax of 6 2 /3 per cent. on such dividends.

17.2.3	Acquisition and Disposition of New National Grid Transco Shares and Fractional Entitlements

A Canadian Holder’s cost for purposes of the Canadian Tax Act of the New National Grid Transco Shares (including any fractional entitlement thereto) received pursuant to the Lattice Scheme will be equal to the fair market value of the Lattice Shares disposed of by the Canadian Holder as at the Lattice Scheme Effective Date. The Canadian Holder’s cost of the New National Grid Transco Shares (and any fractional entitlement thereto) acquired pursuant to the Lattice Scheme will be averaged with the Canadian Holder’s adjusted cost base of any other National Grid Transco Shares held by it at that time as capital property, for purposes of computing the Canadian Holder’s adjusted cost base of its National Grid Transco Shares.

A disposition or deemed disposition of New National Grid Transco Shares by a Canadian Holder (including any fractional entitlement thereto disposed of pursuant to the Lattice Scheme) will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Holder of those New National Grid Transco Shares (or any fractional entitlement thereto) immediately before the disposition. See section 17.2.4 below.

17.2.4	Taxation of Capital Gain or Capital Loss

One-half of the amount of any capital gain (a “taxable capital gain”) realised by a Canadian Holder will be required to be included in computing the Canadian Holder’s income for the taxation year of disposition. One-half of the amount of any capital loss so realised (an “allowable capital loss”) must be deducted against taxable capital gains realised in the year in which the Lattice Scheme becomes effective. Allowable capital losses not deducted in the taxation year in which they are realised may be carried back up to three taxation years or forward indefinitely and deducted against taxable capital gains realised in such years, to the extent and under the circumstances specified in the Canadian Tax Act.

A “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) may be liable to pay an additional 6 2 /3 per cent. refundable tax on certain investment income, including taxable capital gains. Capital gains realised by an individual or a trust, other than certain specified trusts, may be subject to alternative minimum tax.

17.2.5	Qualified Investments and Foreign Property

The New National Grid Transco Shares will be qualified investments for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans upon being admitted to the Official List as contemplated herein. The New National Grid Transco Shares will be foreign property for purposes of the Canadian Tax Act.

Part IX — Additional Information

17.3	Japan

The position in relation to taxation for Lattice Shareholders resident in Japan is not clear due to new Japanese tax laws that came into effect on 1 April 2002 which have yet to be applied in this context. We recommend that you seek the advice of your independent tax adviser to obtain specific information concerning the tax consequences associated with the Merger. If under the new Japanese tax laws the Merger constitutes a “qualified reorganisation” for Japanese tax purposes, neither deemed dividend taxation nor capital gain taxation will be triggered for Japanese tax purposes. If, however, the Merger does not obtain “qualified reorganisation” status, Lattice Shareholders resident in Japan would be treated as having received a taxable deemed dividend computed corresponding to the notional distributable amount of the retained earnings of the original (merged) company allocated to the shares of the surviving company.

17.4	Singapore

Lattice Shareholders resident in Singapore should seek independent legal advice as to the tax consequences of any action they take.

17.5	South Africa

Lattice Shareholders resident in South Africa should note that the South African tax regime has recently undergone material changes and any shareholders who are in any doubt as to their tax position should consult a professional adviser.

17.6	The Netherlands

The following comments summarise certain Netherlands tax consequences of the Lattice Scheme for holders of Lattice Shares which are resident or deemed to be resident in the Netherlands for Netherlands tax purposes or, as an individual, have opted to be taxed as a Dutch resident (hereinafter the “Dutch Holders”). The comments are intended as a general guide and are based on current law and understanding of the current practice of the Tax Administration, and do not address Netherlands tax consequences for the Dutch Holders after the Lattice Scheme Effective Date. Any such persons who are in any doubt about their taxation position should consult their own professional advisers immediately.

The cancellation of the Lattice Shares will in principle be regarded as a (deemed) dividend distribution for Netherlands income tax purposes.

A Dutch resident individual shareholder that:

(a)	has an enterprise (or an interest in an enterprise) which is, in whole or in part, carried on through a Dutch permanent establishment or representative to which the Lattice Shares are attributable; or

(b)	performs other activities in respect of the Lattice Shares in the Netherlands (including, without limitation, activities which are beyond the scope of normal investment activities); or

(c)	has a substantial interest (or a deemed substantial interest) in Lattice,

will be subject to Netherlands income tax on the difference between the fair market value of the Lattice Shares and his basis in those shares for tax purposes.

Other Dutch resident individual shareholders will not be subject to Netherlands tax with respect to the cancellation of Lattice Shares.

A Dutch resident corporate shareholder will be subject to Netherlands taxation on the difference between the fair market value of the Lattice Shares and its basis in those shares for tax purposes unless the Lattice Shares are held by a company which qualifies for the Netherlands participation exemption in respect of these Lattice Shares.

For Dutch Holders that are taxable on the cancellation of Lattice Shares, the EU Merger directive and its implementation in Dutch legislation provide the possibility of electing, subject to certain conditions, to treat the cancellation combined with the issuance of New National Grid Transco Shares as a tax-free event.

Dutch Holders will not be subject to Netherlands taxation with respect to the subsequent issue of New National Grid Transco Shares, provided that the fair market value of the New National Grid Transco Shares which such Dutch Holder receives does not exceed the fair market value of the Lattice Shares which it held prior to the Merger.

18.	Overseas shareholders

This document has been prepared for the purposes of complying with English law and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of the jurisdictions outside the UK.

Securities laws in certain overseas jurisdictions

18.1	United States

18.1.1	Exemption from registration under the US Securities Act

The New National Grid Transco Shares to be issued to holders of Lattice Shares under the Lattice Scheme will be issued in reliance on the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof and, as a consequence, the New National Grid Transco Shares to be issued pursuant to the Lattice Scheme will not be registered under the US Securities Act.

For the purpose of qualifying for such exemption with respect to the New National Grid Transco Shares issued in connection with the Lattice Scheme, National Grid and Lattice will advise the Court that its sanctioning of the Lattice Scheme will be relied upon by National Grid and Lattice as an approval of the Lattice Scheme following a hearing on its fairness to Lattice Shareholders at which hearing all such shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Lattice Scheme and with respect to which notification has been given to all shareholders.

18.1.2	Resale restrictions

Under US securities laws, a holder of Lattice Shares who is deemed to be an affiliate of Lattice before the Lattice Scheme Effective Date, or of National Grid Transco after the Lattice Scheme Effective Date, may not sell New National Grid Transco Shares received pursuant to the Lattice Scheme without registration under the US Securities Act, except pursuant to (i) the applicable resale provisions of Rule 145(d) thereunder; (ii) another applicable exemption from the requirements of the US Securities Act; or (iii) in a transaction not subject to such requirements. Whether a person is an affiliate of a company for such purposes depends upon the circumstances, but affiliates of a company can include certain officers and directors and significant shareholders.

18.2	Canada

The New National Grid Transco Shares to be issued to holders of Lattice Shares under the Lattice Scheme will be issued in reliance on exemptions from registration and prospectus requirements in those provinces of Canada in which there are a significant number of Lattice Shareholders. The resale of the New National Grid Transco Shares will be subject to certain restrictions. Lattice Shareholders in Canada should consult a professional adviser regarding the initial distribution of the New National Grid Transco Shares, the resale restrictions and any approvals required.

18.3	Cyprus

Any local consents required should be obtained and are the responsibility of Lattice Shareholders.

18.4	Malaysia

The purpose of this document and the Lattice Scheme Circular is to provide information to existing Lattice Shareholders and to request their approval to the Merger. The documents are not an offer or invitation to Lattice Shareholders to subscribe for or purchase any shares or securities.

18.5	New Zealand

The offer and issue of securities pursuant to the Merger are made in accordance with English law and contracts in respect of securities may not be enforceable in the courts of New Zealand. Neither this document, nor the Lattice Scheme Circular, is a prospectus under the laws of New Zealand and may therefore not contain all the information a New Zealand registered prospectus is required to contain.

18.6	South Africa

Lattice Shareholders resident in South Africa should consult a professional adviser regarding any approvals that they may require of the Exchange Control Authorities of the Reserve Bank of South Africa in order to implement the transactions contemplated herein.

Part IX — Additional Information

18.7	Available information

National Grid is (and following the Merger, New National Grid Transco will continue to be) subject to the information requirements of the US Exchange Act applicable to foreign private issuers having securities registered under section 12 thereof and in accordance therewith, file annual reports and other information with the SEC. The annual reports and other information filed by National Grid (and following the Merger, by National Grid Transco) can be inspected and copied at the public reference rooms maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located in Chicago, Illinois and New York, New York. Copies of such material are also available by mail from the public reference room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Members of the public may obtain information on the operation of the public reference rooms by calling the SEC at 800-732-0330 (within the US) or +1-202-942-8090 (outside the US). In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

19	Material contracts

19.1	National Grid Group

19.1.1	Save for the contracts described in section 19.1.2 below, the consent and undertaking described in section 19.2.2 below and the contracts which have been made available for inspection in the last two years described in section 19.1.3 below, no contracts (other than contracts entered into in the ordinary course of business) have been entered into by any member of National Grid Group: (a) within the two years immediately preceding the date of this document which are, or may be, material; or (b) which contain any provision under which any member of National Grid Group has any obligation or entitlement which is material to National Grid Group as at the date of this document.

19.1.2	(a)	An inducement fee agreement dated 22 April 2002 between (1) National Grid and (2) Lattice entered into in connection with the Merger (the “Inducement Fee Agreement”). The Inducement Fee Agreement provides for either party to pay the other a fee of £60 million if:
(i)	an announcement is made during the offer period by a third party indicating an intention to make an offer for, or proposal relating to the change of control of, either party, as a result of which either: (a) the shareholders of such party do not pass the necessary resolutions approving the Merger; or (b) such party terminates discussions with the other party; or

(ii)	either party notifies or indicates to the other party that its directors will not unanimously recommend its shareholders to vote in favour of the Merger or the directors of such party do not make such recommendation or withdraw their recommendation or recommend an alternative offer or transaction involving a change of control; or

(iii)	either party takes any action or omits to take any action (other than as a consequence of a third party regulatory body failing to approve the Merger or placing unacceptable conditions on the Merger in the reasonable opinion of either party) which is reasonably likely to cause the Merger to not become effective, and in each case the Merger does not become effective in accordance with its terms;
(b)	a sale and purchase agreement dated as of 13 April 2002 and made by and among North Atlantic Energy Corporation, The United Illuminating Company, Great Bay Power Corporation, NEP, The Connecticut Light and Power Company, Canal Electric Company, Little Bay Power Corporation, New Hampshire Electric Cooperative, Inc., North Atlantic Energy Service Corporation, and FPL Energy Seabrook LLC whereby:

(i)	FPL Energy Seabrook LLC agreed to purchase NEP’s approximate 9.96 per cent. interest in the Seabrook Nuclear Power Station, together with the interests of the sellers listed above (a total of approximately 88.23 per cent. of the interests in Seabrook);

(ii)	FPL Energy Seabrook LLC agreed to pay an aggregate of $836.6 million (subject to adjustment) to NEP and the other sellers for the assets acquired under the sale and purchase agreement and NEP’s share of such proceeds is estimated with known purchase price adjustments to be approximately $94.1 million;

(iii)	FPL Energy Seabrook LLC assumed most of the sellers’ obligations as related to the Seabrook Nuclear Power Station, including responsibility for all liabilities and obligations of NEP under contractual obligations relating to the assets, certain liabilities and obligations with respect to the employees employed at the facilities, and responsibility for environmental liabilities at the facilities except for pre-closing violations and off-site disposal of, and responsibility for decommissioning Seabrook;

(iv)	FPL Group Capital Inc. agreed to guarantee the FPL Energy Seabrook LLC’s payment of the purchase price and provide funding assurance for FPL Energy Seabrook LLC’s funding obligations as required by the New Hampshire Nuclear Decommissioning Financing Committee; and

(v)	NEP is required under pre-existing agreements to first offer its interests in Seabrook to the non-selling owners on equivalent terms. The non-selling owners have until late June 2002 to notify NEP if they will purchase NEP’s interest; and

(c)	a guarantee and indemnity given to EIB by National Grid dated 11 February 2002 under which National Grid guarantees the financial obligations of Energis Polska to EIB in relation to a Euro 125 million loan facility granted to Energis Polska by EIB.

19.1.3	(a)	The consent to the National Grid Scheme and the undertaking to be bound by its terms executed by National Grid in favour of National Grid Holdings One plc and dated 10 December 2001;
	(b)	a sponsor’s agreement dated 10 December 2001 between National Grid, National Grid Holdings One plc and Rothschild;
	(c)	a supplemental trust deed dated 10 December 2001 between National Grid Company, National Grid, National Grid Holdings One plc and The Law Debenture Trust Corporation p.l.c.;
(d)	a credit agreement dated 22 November 2001 between (1) National Grid (as guarantor and borrower); (2) NGGF (as borrower); (3) National Grid Holdings One plc (as guarantor and borrower); (4) Dresdner Kleinwort Wasserstein Limited, J.P. Morgan plc, ABN AMRO Bank N.V., Bank of America Securities, The Bank of Tokyo-Mitsubishi Ltd, Barclays Capital, Bayerische Landesbank Girozentrale London Branch, Citibank N.A., HSBC Investment Bank plc and TD Bank Europe Limited; (5) HSBC Investment Bank plc; (6) HSBC (USA) Inc.; and (7) certain banks and financial institutions;

	(e)	a letter agreement dated 20 November 2001 between National Grid, National Grid Company, National Grid Holdings One plc and EIB;
(f)	the trust deeds, subscription agreements and paying agency agreements relating to the Euro 1,250,000,000 5.25 per cent. guaranteed bonds due 2006 and the Euro 750,000,000 6.125 per cent. guaranteed bonds due 2011 issued by NGGF and guaranteed by National Grid and National Grid Holdings One plc, which were summarised in the offering circular issued by NGGF on 20 August 2001;

(g)	the trust deeds, subscription agreements and paying agency agreements relating to the £200,000,000 3.806 per cent. Retail Price Index-linked bonds due 2020, the £40,000,000 3.589 per cent. limited Retail Price Index-linked bonds due 2030 and the £360,000,000 6.50 per cent. bonds due 2028 issued by National Grid Company, which were summarised in the offering circular issued by National Grid Company on 23 July 2001;

(h)	an asset purchase agreement dated as of 11 December 2000 and made between Niagara Mohawk Power, Constellation Nuclear LLC (“Constellation Nuclear”) and Constellation Energy Group, Inc., as guarantor of Constellation Nuclear;

(i)	an asset purchase agreement dated as of 11 December 2000 and made between Niagara Mohawk Power, Rochester Gas and Electric Corporation, Central Hudson Gas and Electric Corporation, New York State Electric and Gas Corporation, Constellation Nuclear and Constellation Energy Group, Inc., as guarantor of Constellation Nuclear; and

	(j)	the Niagara Mohawk Merger Agreement.

Part IX — Additional Information

19.2	Lattice Group
19.2.1	Save for the contracts described in section 19.2.2 below, the Inducement Fee Agreement described in section 19.1.2(a) above and the contracts which have been made available for inspection in the last two years described in section 19.2.3 below, no contracts (other than contracts entered into in the ordinary course of business) have been entered into by any member of Lattice Group: (a) within the two years immediately preceeding the date of this document which are, or may be, material; or (b) which contain any provision under which any member of Lattice Group has any obligation or entitlement which is material to Lattice Group as at the date of this document.
19.2.2	The consent to the Lattice Scheme and the undertaking to be bound by its terms executed by National Grid in favour of Lattice dated 13 June 2002.
19.2.3	(a)	A demerger agreement dated 15 September 2000 between BG Group and Lattice;
	(b)	an indemnity agreement dated 15 September 2000 between BG Group and Lattice;
	(c)	a deed of indemnity dated 15 September 2000 between BG Transco Holdings Limited and Transco and a deed of indemnity dated 15 September 2000 between BG Energy Holdings Limited and BG Transco Holdings Limited;
	(d)	a tax agreement dated 15 September 2000 between BG Group and Lattice; and
	(e)	a dispute resolution agreement dated 15 September 2000 between BG Group and Lattice.

20.	Litigation

20.1	National Grid Group

Save as set out below, there are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which National Grid is aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of National Grid Group:

20.1.1	On 25 May 2000, the New York State Department of Environmental Conservation (“DEC”) issued an air pollution notice of violation to Niagara Mohawk Power regarding the operation of its two formerly owned coal-fired generation plants (Huntley and Dunkirk). The notice of violation was also issued to NRG Energy, Inc. (“NRG”), the current owner and operator of both plants. While no specific relief was sought in the notice of violation, the DEC and the New York State Attorney General have indicated in meetings with Niagara Mohawk Power and NRG that they will be seeking substantial fines against Niagara Mohawk Power and NRG as well as the imposition of pollution controls. It is National Grid’s position that the cost of pollution controls should be borne by NRG.

In May 2001, the New York State Attorney General advised Niagara Mohawk Power and NRG of its intent to file suit on or after 16 July 2001, alleging that the plants are in violation of the Clean Air Act. On 13 July 2001, Niagara Mohawk Power filed a declaratory judgment action against NRG in New York State Supreme Court. Niagara Mohawk Power is seeking a declaratory judgment that NRG is responsible for any control upgrades and mitigation resulting from the above-referenced enforcement action. This litigation is in the discovery phase. On 2 January 2002, New York State filed a suit against Niagara Mohawk Power and NRG in US District Court for alleged violations of the Clean Air Act. Niagara Mohawk Power has filed a motion to dismiss.

The suit does not expressly state the amount claimed. As fines under the legislation can range between $10,000 and $27,500 per day per violation and numerous violations have been alleged to have occurred at various times over a period of years commencing in the 1980s the total aggregate amount assessed could in theory be substantial. However, whilst National Grid recognises that it is always open to the court to award an amount up to the statutory maximum, in other similar cases, penalties have been assessed in the range of $10 million to $20 million.

20.1.2

In November 1999, NEP entered into an agreement with Northeast Utilities (“NU”) to settle claims made by NEP in relation to the operation of the Millstone 3 nuclear unit (“Millstone 3”). As part of this agreement, NU agreed to include NEP’s 16.2 per cent. share in an auction of NU’s share in that unit, at a guaranteed price, irrespective of the price actually received at auction. On 31 March 2001, the Millstone 3 sale was completed and proceeds of $27.9 million were received by NEP. Millstone 3 was subsequently sold to Dominion Resources Inc. for a total of approximately $855.0 million. Regulatory authorities from

Rhode Island, New Hampshire and Massachusetts have expressed an intent to challenge the reasonableness of the settlement agreement as NEP would have received approximately $140 million of sale proceeds without the agreement. The dispute will be resolved by the FERC. National Grid believes it has a strong argument that it acted prudently as the amount received under the settlement agreement was the highest sale price for a nuclear unit at the time the agreement was reached.

20.2	Lattice Group

Save as set out below, there are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Lattice is aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of Lattice Group:

As a result of a fatal accident in Larkhall in December 1999 in which four people died, the Scottish Crown Office on 28 February 2002 announced its decision to prosecute Transco for Culpable Homicide and breach of the Health & Safety at Work Act 1974 in the alternative. A trial date is awaited. As at the date of this document, Lattice is unable to predict the scope or amount of any liability arising from such trial.

21.	Significant change

21.1	National Grid Group

There has been no significant change in the financial or trading position of National Grid Group since 31 March 2002, the date to which the last audited accounts of National Grid Group have been published.

21.2	Lattice Group

There has been no significant change in the financial or trading position of Lattice Group since 31 March 2002, the date to which the last audited accounts of Lattice Group have been published.

22.	Working capital

National Grid is of the opinion that the working capital available to National Grid Group, as enlarged by the Merger, is sufficient for National Grid Group’s present requirements, that is for at least the next 12 months from the date of publication of this document.

23.	Additional information

23.1	Rothschild is registered in England (number 925279) and has its registered office at New Court, St. Swithin’s Lane, London EC4P 4DU. Rothschild has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of references to its name in the form and context in which they appear.

23.2	Employees of Rothschild who are advising National Grid in relation to the Merger and the proposed listing and admission to trading of the New National Grid Transco Shares have an interest, in aggregate, in 5,268 National Grid Shares which represents less than 0.1 per cent. of National Grid’s issued share capital as at 12 June 2002 (being the latest practicable date prior to the publication of this document).

23.3	The auditors of both National Grid and Lattice are PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers have audited the accounts of National Grid without qualification since its incorporation and have audited the accounts of Lattice without qualification since its incorporation.

23.4	PricewaterhouseCoopers has given and has not withdrawn its written consent to the inclusion in this document of its reports, and of references thereto, and its name in the form and context in which they appear and has authorised the contents of its reports for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

23.5	The costs, charges and expenses of, and incidental to, the Merger, including the cost of the application for the New National Grid Transco Shares to be admitted to the Official List and to be admitted to trading on the London Stock Exchange’s market for listed securities, payable by the Merged Group, are estimated to amount to approximately £74 million (excluding VAT).

23.6

The financial information relating to National Grid and Lattice set out in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act. Statutory accounts for National Grid for the period from incorporation to 31 March 2001 and for the financial year ended 31 March 2002 have been prepared. Statutory accounts for National Grid Holdings One plc for the two

Part IX — Additional Information

financial years ended 31 March 2001 have been prepared. Statutory accounts for Lattice for the financial year ended 31 December 2000 and for the 15 months ended 31 March 2002 have been prepared. The auditors of National Grid and Lattice have audited the accounts of National Grid and Lattice for such periods and have made reports under section 235 of the Companies Act in respect of each set of statutory accounts and each such report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act. Statutory accounts of National Grid and of National Grid Holdings One plc in respect of their respective financial periods ended 31 March 2001 and of Lattice for the financial year ended 31 December 2000 have been delivered to the Registrar of Companies. The statutory accounts of National Grid for the financial year ended 31 March 2002 and of Lattice for the 15 months financial period ended 31 March 2002 will be delivered to the Registrar of Companies following the National Grid AGM and the Lattice AGM, respectively.

24.	Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ until completion of the Merger:

24.1	these Listing Particulars;

24.2	the Circular;

24.3	the Lattice Scheme Circular;

24.4	the offering circular issued by NGGF on 20 August 2001;

24.5	the offering circular issued by National Grid Company on 23 July 2001;

24.6	the accountants’ report containing financial information for the year ended 31 December 1999, as set outin the listing particulars issued by Lattice on 15 September 2000;

24.7	the Memorandum of Association of National Grid, the National Grid Articles, and the National GridTransco Articles;

24.8	the Memorandum of Association of Lattice and the Lattice Articles (as currently in force, and as they willbe following the proposed amendments to be approved at the Lattice EGM);

24.9	the letter of consent from the Special Shareholder referred to in section 11 of Part I of this document;

24.10	the audited consolidated accounts of National Grid for the period from incorporation to 31 March 2001and for the financial year ended 31 March 2002;

24.11	the audited consolidated accounts of Lattice for the period from incorporation to 31 December 2000 andfor the 15 month period ended 31 March 2002;

24.12	the reports from PricewaterhouseCoopers set out in Parts V and VI of this document;

23.13	the National Grid Directors’ and New National Grid Transco Directors’ service contracts referred to insection 6.9 above;

24.14	the material contracts referred to in section 19 above;

24.15	the consent letters referred to in section 23 above; and

24.16	the rules of the National Grid Share Plans, the 2002 Share Plan and the Lattice Share Schemes.

Dated 14 June 2002

DEFINITIONS

“186k”	186k Limited, a wholly-owned subsidiary of Lattice

“2002 Share Plan”	the new National Grid Transco Performance Share Plan 2002 proposed to be approved at the National Grid EGM conditional upon the Lattice Scheme becoming effective

“Admission”	the admission of the New National Grid TranscoShares to (i) the Official List; and (ii) trading on the London Stock Exchange’ s market for listed securities becoming effective inaccordance with, respectively, the Listing Rules and the Admission and Disclosure Standards

“Admission and Disclosure Standards”	the requirements contained in the publication “Admission and Disclosure Standards” containing, inter alia, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange’s market for listed securities

“ADR”	an American depositary receipt

“ADS”	an American depositary share

“Advantica”	Advantica Technologies Ltd and Advantica echnologies Inc., wholly-owned subsidiaries of Lattice

“Authority”	the Gas and Electricity Markets Authority established under section 1 of the Utilities Act

“BETTA”	British Electricity Trading and Transmission Arrangements

“BG”	BG plc

“BG Group”	BG Group plc

“Board”	the board of directors of National Grid, Lattice or National Grid Transco as the context requires, as listed in section 6 of Part IX of this document

“British Gas”	British Gas plc

“Cazenove”	Cazenove & Co. Ltd

“CEC”	Copperbelt Energy Corporation plc

“CEGB”	Central Electricity Generating Board

“Centrica”	Centrica plc

“certificated” or “in certificated form”	where a share or other security is not in uncertificated form

“Circular”	the document, dated the date of these Listing Particulars, addressed, inter alia, to National Grid Shareholders setting out details of the Merger and containing the notice convening the National Grid EGM

“Citelec”	Compañía Inversora en Transmisión Eléctrica CITILEC S.A.

“Clean Air Act”	the US Clean Air Act of 1963, as amended

“Closing Price”	the closing middle market quotation of the relevant share as derived from the Daily Official List as at 13 June 2002 (being the latest practicable date prior to the publication of this document)

“Companies Act”	the Companies Act 1985, as amended

Definitions

“Court”	the High Court of Justice in England and Wales

“Credit Suisse First Boston”	Credit Suisse First Boston (Europe) Limited

“CREST”	a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the operator (as defined in the CREST Regulations)

“CRESTCo”	CRESTCo Limited

“CREST Regulations”	the Uncertificated Securities Regulations 2001 (S1 2001 No. 3755), as from time to time amended

“Daily Official List”	the daily official list of the London Stock Exchange

“Demerger”	the demerger of Lattice from BG Group which became effective on 23 October 2000

“Depositary”	The Bank of New York, 101 Barclay Street, New York, NY 10286, USA

“EIB”	European Investment Bank

“Electricity Act”	the Electricity Act 1989, as amended

“Energis”	Energis plc

“Energis Polska”	Energis Polska Sp. zo.o

“EUA”	Eastern Utilities Associates, which now forms part of National Grid USA

“Exchangeable Bonds”	£460 million 4.25 per cent. unsecured exchangeable bonds due 2008 issued by National Grid Company and exchangeable into National Grid Shares

“Fair Trading Act”	the Fair Trading Act 1973, as amended

“FERC”	the Federal Energy Regulatory Commission

“First Connect”	First Connect Limited, a wholly-owned subsidiary of Lattice

“FRS”	UK Financial Reporting Standard

“GAAP”	generally accepted accounting principles

“Gas Act”	the Gas Act 1986, as amended

“Granite State Electric”	Granite State Electric Company, which now forms part of National Grid USA

“GridCom”	GridCom Limited, a wholly-owned subsidiary of National Grid USA

“Hoare Govett”	Hoare Govett Limited

“HSE”	Health and Safety Executive

“Intelig”	Intelig Telecomunicações Limitada

“JPMorgan”	J.P. Morgan plc

“JVCO”	JVCO Participações Limitada

“kV”	kilovolt, one thousand volts

“Lattice”	Lattice Group plc

“Lattice AGM”	the annual general meeting of Lattice convened for Monday, 15 July 2002, including any adjournment thereof

“Lattice Articles”	the articles of association of Lattice

“Lattice Court Hearing”	the hearing of the petition by the Court to sanction the Lattice Scheme

“Lattice Court Meeting”	the meeting of Lattice Shareholders convened for Monday, 15 July 2002 by order of the Court pursuant to section 425 of the Companies Act to consider and, if thought fit, approve the Lattice Scheme, including any adjournment thereof

“Lattice Directors”	the directors of Lattice, whose names are set out in section 6.4 of Part IX of this document

“Lattice EGM”	the extraordinary general meeting of Lattice convened for Monday, 15 July 2002 in connection with the Merger, including any adjournment thereof

“Lattice Energy Services”	Lattice Energy Services Limited, a wholly-owned subsidiary of Lattice

“Lattice Enterprises”	one of the three sectors of Lattice’s organisational structure, containing Lattice’s portfolio of non-regulated businesses

“Lattice Group”	Lattice and its subsidiary undertakings and, where the context permits, each of them

“Lattice Group Holdings”	Lattice Group Holdings Limited, a wholly-owned subsidiary of Lattice

“Lattice Hearing Date”	the date on which the Order is made

“Lattice Insurance”	Lattice Insurance Company Limited, a wholly-owned subsidiary of Lattice

“Lattice Property”	Lattice Property Portfolio Limited, a wholly-owned subsidiary of Lattice

“Lattice Scheme” or “Lattice Scheme of Arrangement”	the scheme of arrangement to be made under section 425 of the Companies Act between Lattice, the Special Shareholder and the Lattice Shareholders, in its original form or with or subject to any modification, addition or condition approved or imposed by the Court

“Lattice Scheme Circular”	the document, dated the date of these Listing Particulars, addressed, inter alia, to Lattice Shareholders setting out details of the Lattice Scheme, containing notices convening the Lattice Court Meeting and the Lattice EGM and comprising summary listing particulars relating to National Grid

“Lattice Scheme Effective Date”	the date on which the Lattice Scheme becomes effective, which is expected to be in autumn 2002

“Lattice Scheme Record Time”	6.00 p.m. on the business day before the Lattice Scheme Effective Date

“Lattice Shareholders”	registered holders of Lattice Shares

“Lattice Shares”	ordinary shares of 10 pence each in the capital of Lattice

“Lattice Share Schemes”	the existing employee share schemes and incentive plans operated by Lattice comprising the Lattice Group Sharesave Scheme, the Lattice Group All Employee Share Ownership Plan, the Lattice Group Long Term Incentive Scheme, the Lattice Group Short Term Incentive

Definitions

Scheme, the deed of allocation made between Lattice, Mourant & Co Trustees Limited and Colin Stephen Matthews dated 12 December 2001, the BG Group Employee Profit Sharing Scheme, the SST (UK) Limited Executive Share Option Scheme, the FPL Telecom Limited Telecommunications Incentive Scheme, the Lattice Group Employees Share Trust and the Lattice Group Employee Share Ownership Trust

“Lattice Special Share”	the special rights non-voting preference share of 10 pence in the capital of Lattice held by the Special Shareholder

“Lattice Voting Record Time”	in relation to both the Lattice Court Meeting and the Lattice EGM, 6.00 p.m. on Saturday, 13 July 2002 or, if either the Lattice Court Meeting or the Lattice EGM is adjourned, 48 hours before the time set for the adjourned meeting

“Listing Particulars”	these Listing Particulars dated 14 June 2002 relating to National Grid prepared in accordance with the Listing Rules

“Listing Rules”	the listing rules of the UK Listing Authority made under section 74 of the Financial Services and Markets Act 2000, as amended from time to time

“LNG”	liquefied natural gas

“London Stock Exchange”	London Stock Exchange plc

“Massachusetts Electric”	Massachusetts Electric Company, which now forms part of National Grid USA

“ManquehueNet”	ManquehueNet S.A.

“Merged Group”	National Grid Transco and its subsidiary undertakings following the Merger and, where the context permits, each of them

“Merger”	the proposed merger of National Grid and Lattice as described in this document

“Merrill Lynch”	Merrill Lynch International

“MW”	megawatt, one million watts

“Nantucket Electric”	Nantucket Electric Company, which now forms part of National Grid USA

“Narragansett Electric”	The Narragansett Electric Company, Inc., which now forms part of National Grid USA

“NASDAQ”	the National Markets System of the National Association of Securities Dealers Automated Quotation Market

“National Grid”	National Grid Group plc or, where the context so requires, National Grid Holdings One plc, the former holding company of National Grid Group

“National Grid ADSs”	ADSs of National Grid, each of which represents five National Grid Shares

“National Grid AGM”	the annual general meeting of National Grid convened for 11.00 a.m. on Tuesday, 23 July 2002, including any adjournment thereof

“National Grid Articles”	the articles of association of National Grid

“National Grid Company”	The National Grid Company plc, a wholly-owned subsidiary of National Grid which, inter alia, owns and operates the high-voltage electricity transmission system in England and Wales

“National Grid Directors”	the directors of National Grid, whose names are set out in section 6.1of Part IX of this document

“National Grid EGM”	the extraordinary general meeting of National Grid convened for 11.30 a.m. on Tuesday, 23 July 2002 in connection with the Merger, including any adjournment thereof

“National Grid Final Dividend”	the recommended final dividend of 9.58 pence per National Grid Share payable to National Grid Shareholders in respect of thefinancial year ended 31 March 2002 and which is proposed to be declared at the National Grid AGM

“National Grid Group”	National Grid and its subsidiary undertakings and, where the context permits, each of them

“National Grid Scheme”	the scheme of arrangement made under section 425 of the Companies Act between National Grid Holdings One plc and its shareholders dated 10 December 2001

“National Grid Shareholders”	registered holders of National Grid Shares

“National Grid Share Plans”	the existing employee share schemes and incentive plans operated by National Grid comprising the Deferred Compensation Plan, National Grid Executive Share Option Plan 2002, National Grid Employee Share Ownership Plan 2002 and the associated UK Trust, National Grid Savings Related Share Option Plan 2002, National Grid Employee Stock Purchase Plan 2002, National Grid Share Matching Plan 2002, National Grid USA Incentive Thrift Plans Iand II, National Grid 1996 Employee Benefit Trust, National Grid Qualifying Employee Share Ownership Trust, Executive Share Option Scheme (1990), Executive Share Option Plan 2000, Savings Related Share Option Scheme 1990, 1999 Savings Related Share Option Scheme, Profit Sharing Scheme (1990), Share Matching Scheme (1996) and the Incentive Compensation Plan

“National Grid Shares”	ordinary shares of 10 pence each in the capital of National Grid

“National Grid Special Share” or “National Grid Transco Special Share”	the special rights non-voting redeemable preference share of £1 in thecapital of National Grid held by the Special Shareholder

“National Grid Transco”	National Grid following completion of the Merger, proposed to be renamed National Grid Transco plc with effect from the Lattice Scheme Effective Date

“National Grid Transco Articles”	the new articles of association of National Grid proposed to be adopted at the National Grid EGM, conditional upon the Lattice Scheme becoming effective

“National Grid Transco Directors”	the directors of National Grid and Lattice who, following completion of the Merger, will be directors of National Grid Transco and whose names are set out in section 6.5 of Part IX of this document

“National Grid Transco Shareholders”	registered holders of National Grid Transco Shares

“National Grid Transco Shares”	ordinary shares of 10 pence each in the capital of National Grid Transco

Definitions

“National Grid USA”	National Grid USA, a wholly-owned subsidiary of National Grid and the US holding company which owns National Grid’s US electricity, gas and telecommunications operations

“NEES”	New England Electric System, which now forms part of National Grid USA

“NEESCom”	NEES Communications, Inc., a wholly-owned subsidiary of National Grid USA

“NEP”	New England Power Company, which now forms part of National Grid USA

“NEPOOL”	New England Power Pool

“Network Code”	the document which defines the contractual relationship betweenTransco and users of its gas transportation system

“New National Grid Transco Directors”	those directors of Lattice who, following completion of the Merger,will become directors of National Grid Transco, whose names are marked with an asterisk in section 6.5 of Part IX of this document

“New National Grid Transco Shares”	ordinary shares of 10 pence each in the capital of National Grid to be issued to Lattice Shareholders on Lattice’ s register of members at the Lattice Scheme Record Time pursuant to the Lattice Scheme

“NGGF”	NGG Finance plc, a wholly-owned subsidiary of National Grid

“Niagara Mohawk”	Niagara Mohawk Holdings, Inc., a wholly-owned subsidiary of National Grid, which now forms part of National Grid USA

“Niagara Mohawk Merger Agreement”	the agreement and plan of merger and scheme of arrangement, dated as of 4 September 2000 and amended as of 1 December 2000, entered into between National Grid, National Grid Holdings One plc, Grid Delaware, Inc. and Niagara Mohawk

“Niagara Mohawk Power”	Niagara Mohawk Power Corporation, a wholly-owned subsidiary of National Grid, which now forms part of National Grid USA

“NTS”	National Transmission System

“NYPSC”	New York Public Service Commission

“Official List”	the Official List of the UK Listing Authority

“Order”	the order of the Court sanctioning the Lattice Scheme under section 425 of the Companies Act and confirming the reduction of share capital of Lattice pursuant to the Lattice Scheme under section 137 ofthe Companies Act

“Panel”	the Panel on Takeovers and Mergers

“PKP”	Polskie Koleje Pantwowe, the Polish national railway company

“RECs”	regional electricity companies

“Registrar of Companies”	the Registrar of Companies in England and Wales

“Rothschild”	N M Rothschild & Sons Limited

“RPI” or “Retail Price Index”	the UK All Items Retail Price Index

“RTO”	a regional transmission organisation, which is an organisation proposed by the FERC for the planning,operation and co-ordination of the transmission networks within a defined geographical region of the US

“RV”	regulatory value

“SDRT”	UK stamp duty reserve tax

“SEC”	the US Securities and Exchange Commission

“Secretary of State”	the UK Secretary of State for Trade and Industry

“SFAS”	US Statement of Financial Accounting Standards

“Silica Networks”	Silica Networks Company S.A.

“Special Shareholder”	the holder of the Lattice Special Share or the National Grid Special Share, as the context requires, being currently the Secretary of State

“SSAP”	UK Statement of Standard Accounting Practice

“SST”	SST (UK) Limited, a wholly-owned subsidiary of Lattice

“Statutes”	the provisions of every statute for the time being in force concerning companies and affecting National Grid

“sterling” or “£”	the lawful currency for the time being in the UK

“Stoner”	Stoner Associates Inc. and Stoner Associates Europe Limited, wholly-owned subsidiaries of Lattice

“The Leasing Group” or “TLG”	The Leasing Group plc, a wholly-owned subsidiary of Lattice

“Thrift Plans”	the National Grid USA Incentive Thrift Plans I and II

“Transba”	Empresa de Transporte de Energía Eléctrica por Distribución Troncalde la Provincia de Buenos Aires Transba S.A.

“Transco”	Transco plc, a wholly-owned subsidiary of Lattice

“Transco Holdings”	Transco Holdings plc, a wholly-owned subsidiary of Lattice

“Transco Licence”	the gas transporter licence under which Transco isauthorised to transport gas which is treated as granted under section 7 of the GasAct

“Transener”	Compañía de Transporte de Energía Elecétrica en Alta TensiónTransener S.A.

“UK”	the United Kingdom of Great Britain and Northern Ireland

“UK Listing Authority”	United Kingdom Listing Authority

“uncertificated”or “inuncertificated form”	recorded on the relevant register of the share or security concerned asbeing in uncertificated form in CREST and title to which may be transferred by means of CREST

“US”	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction

“US dollars”or “$”	the lawful currency for the time being in the US

“US Exchange Act”	the US Exchange Act of 1934, as amended

“US Securities Act”	the US Securities Act of 1933, as amended

“Utilities Act”	the Utilities Act 2000, as amended

“Wider Lattice Group”	Lattice and any of its subsidiaries or subsidiary undertakings or associated undertakings and any other body corporate, partnership,joint venture or person in which Lattice and such undertakings (aggregating their interests) have an interest of 20 per cent. or more of the voting or equity capital or the equivalent

“Wider National Grid Group”	National Grid and any of its subsidiaries or subsidiary undertakings or associated undertakings and any other body corporate, partnership, joint venture or person in which National Grid and such undertakings (aggregating their interests) have an interest of 20 per cent. or more of the voting or equity capital or the equivalent